
04010218

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Columbia Yukon Explorations Inc

*CURRENT ADDRESS 2489 Bellevue Ave,
West Vancouver
British Columbia, Canada V7V 1E1

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34776 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☒
DEF 14A	(PROXY)	☐			

OICF/BY: Michael Pressman
DAT : 03/02/04

Columbia Yukon Explorations Inc.
(the "Company")

INDEX

Of documents furnished to the Securities and Exchange Commission (the "Commission") to obtain an exemption from registrations under Rule 12g3-2(b) of the Securities Exchange Act, 1934

VOLUME I

A. DOCUMENTS WHICH THE COMPANY IS REQUIRED TO MAKE PUBLIC PURSUANT TO THE LAWS OF THE PROVINCE OF BRITISH COLUMBIA.

1. Certificate of Incorporation
2. Memorandum and Altered Memorandum
3. Articles
4. Register of Directors
5. Minutes of Every General Meeting of the Company
6. Documents filed with the Registrar of Companies for British Columbia (the "Registrar")
7. Certificate of Name Change
8. Written contracts under which the Company has allotted any shares for a consideration other than cash, being share purchase warrants dated December 30, 2003 with respect to the issuance of up to 985,224 Units in the capital of the Company at a deemed price of $2.70 per share and incentive stock option certificates for the purchase of up to 210,000 shares, in the aggregate.
9. Audited financial statements as at April 30, 2002
10. Audited financial statements as at April 30, 2003
11. Offering Memorandum dated December 1, 2003
12. Notice of Annual General Meeting, Information Circular and Instrument of Proxy for the Annual General Meeting held on September 24, 2003
13. Annual Information Form dated November 25, 2003
14. Notice of Annual General Meeting, Information Circular and Instrument of Proxy for the Annual General Meeting held on September 30, 2002

B. DOCUMENTS WHICH THE COMPANY HAS FILED WITH THE TSX VENTURE EXCHANGE (THE "EXCHANGE") AND WHICH THE EXCHANGE HAS MADE PUBLIC SINCE THE BEGINNING OF THE COMPANY'S LISTINGS ON THE EXCHANGE

1. Press Releases dated from April 1, 2003 until January 13, 2004

2. Quarterly Reports

C. DOCUMENTS WHICH THE COMPANY HAS DISTRIBUTED TO ITS SECURITY HOLDERS

1. Audited financial statements as at April 30, 2002

2. Unaudited financial statements as at July 31, 2002

3. Unaudited financial statements as at October 31, 2002

4. Unaudited financial statements as at January 31, 2003

5. Audited financial statements as at April 30, 2003

6. Unaudited financial statements as at July 31, 2003

7. Unaudited financial statements as at October 31, 2003

8. Notice of Annual General Meeting, Information Circular and Instrument of Proxy for the Annual General Meeting held on September 24, 2003

9. Notice of Annual General Meeting, Information Circular and Instrument of Proxy for the Annual General Meeting held on September 30, 2002

D. LISTS REQUIRED TO BE FILED INCOMPLIANCE WITH RULE 12g3-2(b)

1. Rule 12g3-2(b) list of documents to be filed by the Company with the Registrar of Companies, the TSX Venture Exchange, its shareholders, and the British Columbia Securities Commission

2. Rule 12g3-2(b) list showing the number of United States resident shareholders, number of shares held by them and the percentage of class.



Articles;

1

2

3


BRITISH
COLUMBIA

NUMBER: **C-581772**

04 FEB 11 AM 7:21

CERTIFICATE OF CONTINUATION

COMPANY ACT

I Hereby Certify that **COLUMBIA YUKON EXPLORATIONS INC.**, which was incorporated under the laws of Alberta, and duly registered as an extraprovincial company under the laws of British Columbia under certificate number A-40881, has this day been granted a Certificate of Continuation under the *Company Act*



Issued under my hand at Victoria, British Columbia on March 18, 1999

JOHN S. POWELL
Registrar of Companies
PROVINCE OF BRITISH COLUMBIA
CANADA



Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Location:
2nd Floor – 940 Blanshard Street
Victoria BC

Telephone:
(250) 356-8649
356-8654
356-8651

Ministry of Finance and Corporate Relations
Corporate and Personal Property Registries

INSTRUMENT OF CONTINUATION

(Section 36 *COMPANY ACT*)

FORM 23

Freedom of Information and Protection of Privacy Act
The personal information requested on this form is made available to the public under the authority of the *Company Act*. Questions about the collection or use of this information can be directed to the Administrative Analyst, Corporate and Personal Property Registries at (250) 356-0944, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

1. Full name of corporation

COLUMBIA YUKON EXPLORATIONS INC.

2. Date of incorporation or amalgamation

May 3, 1984

3. Current jurisdiction of incorporation

Alberta

4. List the charter documents of the corporation – *Attach copies, verified by the proper government authority in the company's current jurisdiction. Please refer to instructions for definition and requirements for verifying charter documents.*

DATE OF DOCUMENT	NATURE OF DOCUMENT
May 1, 1984	Articles of Incorporation
May 3, 1984	Certificate of Incorporation
July 31, 1987	Articles of Amendment
July 12, 1993	Articles of Amendment
July 19, 1996	Articles of Amendment
[illegible]arch 25, 1998	Certificate of Amendment
October 23, 1998	Certificate of Amendment and Registration of Restated Articles

5. Full names and residential addresses of all **directors** of the corporation

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS	CITY	PROV.	POSTAL CODE
Mason	Douglas L.	450 - 999 West Hastings Street	Vancouver	B.C.	V6C 2W2
Ainsworth	Benjamin	525, 890 West Pender Street	Vancouver	B.C.	V6C 1J9
Evans	Daniel B.	450 - 999 West Hastings Street	Vancouver	B.C.	V6C 2W2
Eichenauer	John B.	1728 Spruce Street	Boulder	CO.	80302

FIN 796 Rev. 97 / 5 / 9

DUPLICATE WAS
FILED AND REGISTERED
MAR 1 6 1999
REGISTRAR OF COMPANIES

6. Full names and residential addresses of all **officers** of the corporation

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	OFFICE HELD	RESIDENTIAL ADDRESS	CITY	PROV	POSTAL CODE
Mason	Douglas L.	President	450 - 999 West Hastings St,	Vancouver	B.C.	V6C 2W2
Ainsworth	Benjamin	Vice President, Exploration	525 - 789 West Pender St.	Vancouver	B.C.	V6C 1J9
Williams	Kathryn E.	Secretary	402 - 1859 Spyglass Place	Vancouver	B.C.	V5Z 4K6

7. Is the corporation a reporting company as defined by the British Columbia *Company Act*? (See Definitions) [X] YES [ ] NO

8. The corporation hereby adopts the memorandum and articles drawn pursuant to the British Columbia *Company Act*. These are appended hereto as schedules 1 and 2 and initialled for identification by an officer or director.

WITNESS

In witness whereof, the seal of the corporation was affixed.

SIGNATURE OF DIRECTOR OR OFFICER [signature] DATE SIGNED JAN 22 99

AFFIDAVIT

NAME OF CORPORATION

COLUMBIA YUKON EXPLORATIONS INC.

I, KATHRYN WILLIAMS, solemnly declare that the information contained in
NAME OF DIRECTOR OR OFFICER (must be same person who signed above)
this statement is true and correct and I make this solemn declaration conscientiously believing it to be true, and knowing that it is of the same force and effect as if made under oath and by virtue of the *Canada Evidence Act*. [signature]

Declared before me IRENE WINEL at Vancouver
this 22ND day of JANUARY 19 99

Declared before a notary public or Commissioner for Oaths and Affidavits

NAME OF NOTARY PUBLIC OR COMMISSIONER

SIGNATURE OF NOTARY PUBLIC OR COMMISSIONER [signature]

ADDRESS OF NOTARY PUBLIC OR COMMISSIONER

FIN 796 Rev. 97 / 5 / 9

IRENE WINEL
Barrister & Solicitor
1100 - 888 DUNSMUIR STREET
VANCOUVER, B.C.
V6C 3K4

SCHEDULE A

PROVINCE OF BRITISH COLUMBIA

COMPANY ACT

MEMORANDUM OF

COLUMBIA YUKON EXPLORATIONS INC.

I wish to be formed into a company with limited liability under the *Company Act* in pursuance of this Memorandum.

1. The name of the company is "COLUMBIA YUKON EXPLORATIONS INC.".

2. The authorized capital of the company consists of TWO HUNDRED MILLION (200,000,000) shares divided into:

   a) 100,000,000 Common shares without par value; and
   b) 100,000,000 Preferred shares without par value.

3. The special rights and restrictions attached to the shares of the company shall be set out in the Articles of the company.

SCHEDULE B

ARTICLES

of

COLUMBIA YUKON EXPLORATIONS INC.

TABLE OF CONTENTS

PROVINCE OF BRITISH COLUMBIA
COMPANY ACT
ARTICLES
OF

COLUMBIA YUKON EXPLORATIONS INC.

PART 1
INTERPRETATION

1.1. In these articles, unless there is something in the subject or context inconsistent therewith: "Board", "Board of Directors" and "directors" mean the directors or sole director of the company for the time being.

"company" means the company named at the head of these articles.

"*Company Act*" means the *Company Act* of the Province of British Columbia as from time to time enacted and all amendments thereto and includes the regulations made pursuant thereto.

"registered owner" or "registered holder" when used with respect to a share in the authorized capital of the company means the person registered in the register of members in respect of such share.

"solicitor of the company" means any partner, associate or articled student of the law firm retained by the company in respect of the matter in connection with which the term is used.

1.2. References in these articles to writing shall be construed as including references to printing, lithography, typewriting, photography and other modes of representing or reproducing words in a visible form.

1.3. Words in these articles importing the singular include the plural, and vice versa, and words importing a male person include a female person and a corporation.

1.4. Unless defined in these articles, any words or phrases defined in the *Company Act* shall, if not inconsistent with the subject or context, bear the same meaning when used in these articles.

1.5. The rules of construction contained in the *Interpretation Act* of the Province of British Columbia shall apply, *mutatis mutandis*, to the interpretation of these articles.

PART 2
SHARES AND SHARE CERTIFICATES

2.1. Subject to the requirements of the *Company Act*, every share certificate issued by the company shall be in such form as the directors approve.

2.2. In respect of shares held jointly by several persons, the company shall not be bound to issue more than one certificate, and delivery of a certificate for such shares to one of several joint registered holders or to his duly authorized agent shall be sufficient delivery to all.

2.3. The company shall not be bound to issue certificates representing redeemable shares if such shares are to be redeemed within one month of the date on which they were allotted.

2.4. Any share certificate may be sent through the mail by registered prepaid mail to the member entitled thereto, and neither the company nor any transfer agent shall be liable for any loss occasioned to the member owing to any such share certificate so sent being lost in the mail or stolen.

2.5. A share certificate which contains printed or otherwise mechanically reproduced signatures, as may be permitted by the *Company Act*, is as valid as if signed manually, notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such certificate to hold at the date of the issue of such certificate.

2.6. Except as required by law, statute or these articles, no person shall be recognized by the company as holding any share upon any trust, and the company shall not be bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or in any fractional part of a share (except only as by law, statute or these articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in its registered holder.

PART 3
ISSUE OF SHARES

3.1. Subject to the requirements of the *Company Act* with respect to pro rata offerings and other-wise and to any direction to the contrary, save for a direction which, at the discretion of the directors, may not be proceeded with, contained in a resolution passed at a general meeting authorizing any increase or alteration of capital, the shares shall be under the control of the directors who may, subject to the rights of the holders of the shares of the company for the time being outstanding, issue, allot, sell or otherwise dispose of, and grant options on or otherwise deal in, shares authorized but not outstanding, and outstanding shares held by the company, at such times, to such persons

(including directors), in such manner, upon such terms and conditions and at such prices or for such consideration, as the directors, in their absolute discretion, may determine.

3.2. Subject to the provisions of the *Company Act*, the company, or the directors on behalf of the company, may pay a commission or allow a discount to any person in consideration of his subscribing or agreeing to subscribe, or procuring or agreeing to procure subscriptions, whether absolutely or conditionally, for any shares in the company.

PART 4
SHARE REGISTERS

4.1. Subject to the provisions of the *Company Act*, the company may keep or cause to be kept within or outside British Columbia by a trust company registered under the *Financial Institutions Act* of the Province of British Columbia one or more branch registers of members.

PART 5
TRANSFER OF SHARES

5.1. Notwithstanding any other provision of these articles, if the company is not one of (or fails to continue to be one of):

(a) a company which is a reporting company under the *Company Act*;
(b) a company that has with respect to any of its securities, filed a prospectus with the British Columbia Securities Commission or any similar securities regulatory body within or outside British Columbia and obtained therefor a receipt or its equivalent;
(c) a company that has been deemed to be a reporting issuer pursuant to relevant securities legislation in British Columbia; or
(d) a company that has any of its securities listed for trading on any stock exchange;

then no shares shall be transferred without the previous consent of the directors expressed by a resolution of the Board and the directors shall not be required to give any reason for refusing to consent to any proposed transfer. The consent of the Board required by this article may be in respect of a specific proposed trade or trades or trading generally, whether or not over a specified period of time, or by specific persons or with such other restrictions or requirements as the directors may determine.

5.2. Subject to the provisions of the memorandum and these articles, any member may transfer any of his shares by instrument in writing executed by or on behalf of such member and delivered to the company or its transfer agent. The instrument of transfer of any share shall be in the form, if any, on the back of the company's share certificates or in such other form as the directors may from time to time approve. Except to the extent that

the *Company Act* may otherwise provide, the transferor shall be deemed to remain the holder of any share until the name of the transferee is entered in the register of members or a branch register in respect thereof.

5.3. The signature of the registered owner of any shares, or of his duly authorized attorney, upon an authorized instrument of transfer shall constitute a complete and sufficient authority to the company, its directors, officers and agents to register, in the name of the transferee as named in the instrument of transfer, the number of shares specified therein or, if no number is specified, all the shares of the registered owner represented by share certificates deposited with the instrument of transfer. If no transferee is named in the instrument of transfer, the instrument of transfer shall constitute a complete and sufficient authority to the company, its directors, officers and agents to register, in the name of the person designated in writing by the person depositing the instrument of transfer with the company, the number of shares specified therein or, if no number is specified, all the shares of the registered owner represented by share certificates deposited with the instrument of transfer.

5.4. Neither the company nor any director, officer or agent thereof shall be bound to enquire into the title of the person named in the form of transfer as transferee, or, if no person is named therein as transferee, of the person designated in writing by the person depositing the instrument of transfer with the company, or be liable to any claim by the registered owner or by any intermediate owner or holder of the certificate or of any of the shares represented, shall confer upon the person in whose name the shares have been registered a valid title to such shares.

5.5. Every instrument of transfer shall be executed by the transferor, or his duly authorized attorney, and left at the registered office of the company or at the office of its transfer agent or registrar for registration together with the share certificate for the shares to be transferred and such other evidence, if any, as the directors or the transfer agent or registrar may require to prove the authority of any such attorney, the title of the transferor or his right to transfer the shares, and the right of the transferee to have the transfer registered. All instruments of transfer, where the transfer is registered, shall be retained by the company or its transfer agent or registrar and any instrument of transfer, where the transfer is not registered, shall be returned to the person depositing the same together with the share certificate which accompanied the same when tendered for registration.

5.6. There shall be paid to the company in respect of the registration of any transfer such sum, if any, as the directors may from time to time determine.

PART 6
ALTERATION OF CAPITAL

6.1. The company may by ordinary resolution filed with the registrar alter its memorandum to increase the authorized capital of the company by:

(a) creating shares with par value or shares without par value, or both;
(b) increasing the number of shares with par value or shares without par value, or both; or
(c) increasing the par value of a class of shares with par value, if no shares of that class are issued.

6.2. Any new shares of the company created pursuant to an increase in the authorized capital of the company shall be subject to the provisions of these articles.

PART 7
PURCHASE AND REDEMPTION OF SHARES

7.1. Subject to the special rights or restrictions attached to any class or series of shares, the company may, by a resolution of the directors and in compliance with the *Company Act*, purchase any of its shares at the price and upon the terms specified in such resolution.

7.2. If the company proposes at its option to redeem some but not all of the shares of any class or series, the directors may by resolution, subject to the special rights or restrictions attached to such shares, decide the manner in which the shares to be redeemed shall be selected.

PART 8
BORROWING POWERS

8.1. The directors may from time to time authorize the company to:

(a) borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they in their absolute discretion think fit;
(b) issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the company or any other person; and
(c) mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets of the company, both present and future.

8.2. Any bonds, debentures or other debt obligations of the company may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the company, appointment of directors or otherwise and may by their terms be assignable free from any equities between the company and the person to whom they were issued or any subsequent holder thereof, all as the directors may determine.

8.3. The company may keep or cause to be kept one or more branch registers of its debenture-holders at such place or places as the directors may from time to time determine.

8.4. A bond, debenture or other debt obligation which contains printed or otherwise mechanically reproduced signatures, as may be permitted by the *Company Act*, is as valid as if signed manually notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such bond, debenture or other debt obligation to hold at the date of the issue thereof.

PART 9
GENERAL MEETINGS

9.1. Any general meeting other than an annual general meeting is herein referred to as an extraordinary general meeting.

9.2. The directors may, whenever they think fit, convene an extraordinary general meeting for whatever purpose or purposes the directors may determine.

9.3. A notice convening a general meeting specifying the place, the day and the hour of the meeting, and, in case of special business as defined in article 10.1, the general nature of that business, shall be given as provided in the *Company Act*, to members entitled to receive such notice from the company. No notice need be given of business that is not special business. Accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any member shall not invalidate the proceedings at that meeting.

9.4. Where, in accordance with the *Company Act*, the company has published in prescribed manner a 56 day advance notice of a general meeting at which directors are to be elected, the company may, notwithstanding such notice, postpone the general meeting to a date other than that specified in such notice. In the event of such a postponement, the company shall publish, in the same manner prescribed for the original notice, a notice of the postponement of the meeting which notice shall include, if the date to which the meeting is postponed is known, the same information as is required by the *Company Act* to be included in the original notice. If the date to which the meeting is postponed is not known, the notice of postponement need state only that the meeting is postponed until further notice, provided however that once such date is known, the company shall publish a new 56 day notice which shall comply with the *Company Act*. The date to which any such meeting is postponed shall be deemed to be the date of the meeting for the purpose of complying with any time limitations in respect of general meetings prescribed by the *Company Act*.

9.5. Except as otherwise provided by the *Company Act*, where any special business at a general meeting includes considering, approving, ratifying, adopting or authorizing any document or the execution thereof or the giving of effect thereto, the notice convening the meeting shall, with respect to such document, be sufficient if it states that a copy of the document or proposed document is or will be available for inspection by members at the

registered office or records office of the company or at some other place in British Columbia designated in the notice during normal business hours up to the date of such general meeting.

PART 10
PROCEEDINGS AT GENERAL MEETINGS

10.1. All business shall be deemed special business which is transacted at:

(a) an extraordinary general meeting; and
(b) an annual general meeting other than the consideration of the financial statements and of the reports of the directors and the auditor, fixing or changing the number of directors, the election of directors, the appointment of the auditor, the fixing of the remuneration of the auditor and such other business as by these articles or the *Company Act* may be transacted at a general meeting without prior notice thereof being given to the members or any business which is brought under consideration by the report of the directors.

10.2 No business, other than the election of the chairman or the adjournment of the meeting, shall be transacted at any general meeting unless a quorum of members is present at the commencement of the meeting, but the quorum need not be present throughout the meeting.

10.3. Subject to article 10.4, a quorum shall be one member, or one proxyholder representing one or more members, holding not less than one-twentieth of the issued shares entitled to be voted at the meeting. If there is only one member of the company, the quorum is one person present and being, or representing by proxy, such member. The directors, the Secretary or, in his absence, an Assistant Secretary, and the solicitor of the company shall be entitled to attend at any general meeting but no such person shall be counted in the quorum or be entitled to vote at any general meeting unless he is a member or proxyholder or is otherwise entitled to vote thereat.

10.4. If within half an hour from the time appointed for a general meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and, if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the person or persons present and being, or representing by proxy, a member or members entitled to attend and vote at the meeting shall be a quorum.

10.5. The Chairman of the Board, if any, or in his absence the President of the company or in his absence a Vice-President of the company, if any, shall be entitled to preside as chairman at every general meeting of the company.

10.6. If none of the persons referred to in article 10.5 is present within fifteen minutes after the time appointed for holding the meeting or is willing to act as chairman, the directors present shall choose one of their number or the solicitor of the company to be chairman or, if all the directors present and the solicitor of the company decline to take the chair or the directors shall fail to so choose or if no director present, the persons present and entitled to vote shall choose one of their number to be chairman.

10.7. Notwithstanding articles 10.5 and 10.6, with the consent of the meeting, which consent may be expressed by the failure of any person present and entitled to vote to object, the solicitor of the company may act as chairman of the meeting.

10.8. The chairman may and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for thirty days or more, notice, but not the advance notice otherwise required with respect to the election of directors, of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting.

10.9. No motion proposed at a general meeting need be seconded and the chairman may propose or second a motion.

10.10. Subject to the provisions of the *Company Act*, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless, before or on the declaration of the result of the show of hands, a poll is directed by the chairman or demanded by at least one member entitled to vote who is present in person or by proxy. The chairman shall declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, unless the poll is to be taken at some later time pursuant to article 10.13, and such decision shall be entered in the book of proceedings of the company. A declaration by the chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or lost or not carried by a particular majority and an entry to that effect in the book of proceedings of the company shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

10.11. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall not be entitled to a casting vote in addition to the vote or votes to which he may be entitled as a member or proxyholder.

10.12. In the case of any dispute as to the admission or rejection of a vote, whether by show of hands or on a poll, the chairman shall determine the same, and his determination made in good faith shall be final and conclusive.

10.13. No poll may be demanded on the election of a chairman. A poll demanded on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken as soon as, in the opinion of the chairman, reasonably convenient, but in no event later than seven days after the meeting and at such time and place and in such manner as the chairman of the meeting directs. When the result of a poll indicates that a particular motion has carried by the requisite majority or failed, that result shall be deemed to be the result of the meeting at which the poll was demanded, taken at the time of such meeting, and such result shall be entered in the book of the proceedings of the company, which entry, following destruction of the ballots cast on the poll, shall be conclusive evidence of such result. The demand for a poll shall not, unless the chairman so rules, prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

10.14 On a poll, a person entitled to cast more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

10.15. Unless the *Company Act*, the memorandum or these articles otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution.

PART 11
VOTES OF MEMBERS

11.1. Subject to any special voting rights or restrictions attached to any class or series of shares and the restrictions on joint registered holders of shares, on a show of hands every member who is present in person at a general meeting and entitled to vote thereat shall have one vote and on a poll every member shall have one vote for each share of which he is the registered holder and may exercise such vote either in person or by proxy.

11.2. Any corporation, not being a subsidiary of the company, which is a member of the company may by resolution of its directors or other governing body authorize such person as it thinks fit to act as its representative at any general meeting, class meeting or series meeting. The person so authorized shall be entitled, subject to producing satisfactory evidence of his authority as hereinafter provided, to exercise in respect of and at such meeting the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member or the company personally present, including, without limitation, the right, unless restricted by such resolution, to appoint a proxy-holder to represent such corporation, and shall be counted for the purpose of forming a quorum if present at the meeting. Evidence of the appointment of any such representative shall be demonstrated by presenting to the chairman of the meeting prior to commencement of the meeting, a copy of the authorizing resolution certified under seal by the Secretary of the member corporation and by presenting evidence acceptable to the chairman of the identify of the person presenting himself as the representative. In the absence of such evidence, the chairman shall determine whether or not any such person

shall be entitled to attend and vote at the meeting and such determination made in good faith shall be final and conclusive.

11.3. A corporation, not being a subsidiary of the company, which is a member of the company may appoint a proxyholder.

11.4 Where there are joint members registered in respect of any share, any one of the joint members may vote at any meeting, either personally or by proxy, in respect of the share as if he were solely entitled to it. If more than one of the joint members is present at any meeting, personally or by proxy, the joint member present whose name stands first on the register in respect of the share shall alone be entitled to vote in respect of that share. Several executors or administrators of a deceased member in whose sole name any share stands shall, for the purpose of this article, be deemed joint members.

11.5. A member of unsound mind entitled to attend and vote, in respect of whom an order has been made by any court having jurisdiction, may vote, whether on a show of hands or on a poll, by his committee, curator bonis, or other person in the nature of a committee or curator bonis appointed by that court. Evidence of the appointment of any such committee, curator bonis or other person shall be demonstrated by presenting to the chairman of the meeting, prior to commencement of the meeting, a notarially certified copy of the court order by which he was appointed and by presenting evidence acceptable to the chairman that he is the person named in the order as the appointee. In the absence of such evidence, the chairman shall determine whether or not any such committee, curator bonis or other person shall be entitled to attend and vote at the meeting and such determination made in good faith shall be final and conclusive.

11.6. A committee, curator bonis or other person appointed in respect of a member of unsound mind and entitled to vote as aforesaid may appoint a proxyholder.

11.7. A member holding more than one share in respect of which he is entitled to vote shall be entitled to appoint one or more, but not more than five, proxyholders to attend, act and vote for him on the same occasion. If such a member should appoint more than one proxyholder for the same occasion he shall specify the number of shares each proxyholder shall be entitled to vote. A member may also appoint one or more alternate proxyholders to act in the place and stead of an absent proxyholder. A proxyholder need not be a member of the company.

11.8. A proxy shall be in writing executed by the member or his attorney duly authorized in writing, or, where the member is a corporation, by a duly authorized officer, attorney or representative appointed pursuant to article 11.2, of the corporation, or, where a proxy is given by a committee, curator bonis or other person appointed by court order on behalf of a member of unsound mind, by such committee, curator bonis or other person. A proxy executed on behalf of a member by his attorney duly authorized in writing or on behalf of a corporate member by a duly authorized officer or corporate representative or on behalf of a member of unsound mind by his committee, curator bonis or other person duly appointed by court order, shall be accompanied by the power of attorney, the document

whereby the officer or corporate representative derives his authority or the court order, as the case may be, or a notarially certified copy thereof.

11.9. Unless some other time by which proxies must be deposited has been fixed by the directors, a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof shall be deposited at the place specified for that purpose in the notice convening the meeting, not less than 48 hours, excluding Saturdays and holidays, before the time for holding the meeting or adjourned meeting in respect of which the person named in the proxy is appointed. In addition to any other method of depositing proxies provided for in these articles, the directors may from time to time by resolution make regulations relating to the depositing of proxies at any place or places and, subject to the *Company Act*, fixing the time or times for depositing the proxies preceding the meeting or adjourned meeting specified in the notice calling the meeting, and providing for particulars of such proxies to be sent to the company or any agent of the company appointed for the purpose of receiving such particulars, and providing that proxies so deposited may be acted upon as though the proxies themselves were deposited as required by this Part, and votes given in accordance with such regulations shall be valid and shall be counted.

11.10. The chairman of the meeting shall determine whether or not a proxy, deposited for use at such meeting, which may not strictly comply with the requirements of this Part as to form, execution, accompanying documentation, time of filing or otherwise shall be valid for use at such meeting and any such determination made in good faith shall be final and conclusive.

11.11. Unless the *Company Act* or any other statute or law which is applicable to the company or to any class or series of its shares requires any other form of proxy, a proxy, whether for a specified meeting or otherwise, shall be in the form following, but may also be in any other form that the directors or the chairman of the meeting shall approve:

(Name of Company)

The undersigned, being a member of the above named company, hereby appoints ____________

____ or failing him -

____ as proxyholder for

the undersigned to attend, act and vote for and on behalf of the undersigned at the general

meeting of the company to be held on the ________ day of ______________________

and at any adjournment thereof.

Signed this ________ day of __________________, 19____.

____

(Signature of Member).

D 2792 AAL [001]

11.12. Every proxy may be revoked by an instrument in writing

(a) executed by the member giving the same or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation; and

(b) delivered either to the registered office of the company at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or to the chairman of the meeting on the day of the meeting or any adjournment thereof before any vote in respect of which the proxy is to be used shall have been taken, or in any other manner provided by law. The provisions of this article shall apply *mutatis mutandis* to a proxy executed by a corporate representative or by a committee, curator bonis or other person duly appointed by court order in respect of a member of unsound mind.

PART 12
CLASS AND SERIES MEETINGS

12.1. In the event of a meeting of the members of any class or series of shares of the company, the provisions of these articles relating to the call and conduct of and voting at general meetings shall apply to the extent applicable; provided however that the quorum for a class or series meeting, unless otherwise specified in the special rights or restrictions attached to the shares of the class or series, shall be one person holding or representing by proxy at least one-third of the issued shares of that class or series.

PART 13
DIRECTORS

13.1. The directors, if any, to succeed the first directors shall be elected by the members entitled to vote on the election of directors. The number of directors, excluding additional directors, may be fixed or changed from time to time by ordinary resolution, whether previous notice thereof has been given or not.

13.2. The remuneration of the directors as such may from time to time be determined by the directors or, if the directors shall so decide, by the members. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the company as such who is also a director. The directors shall be repaid such reasonable travelling, hotel and other expenses as they incur in and about the business of the company and if any director shall perform any professional or other services for the company that in the opinion of the directors are outside the ordinary duties of a director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board, or, at the option of such director, by the company in general

meeting, and such remuneration may be either in addition to, or in substitution for any other remuneration that he may be entitled to receive. The directors on behalf of the company, unless otherwise determined by ordinary resolution, may pay a gratuity, pension or allowance on retirement to any director who has held any salaried office or place of profit with the company or to his spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

13.3. A director shall not be required to hold a share in the capital of the company as qualification for his directorship.

PART 14

ELECTION AND REMOVAL OF DIRECTORS

14.1. At each annual general meeting of the company all the directors shall retire and the members entitled to vote thereat shall elect a Board of Directors.

14.2. A retiring director shall be eligible for re-election.

14.3. Where the company fails to hold an annual general meeting in accordance with the *Company Act*, the directors then in office shall be deemed to have been elected or appointed as directors pursuant to these articles on the last day on which the annual general meeting could have been held, and they may hold office until other directors are appointed or elected or until the day on which the next annual general meeting is held.

14.4. Where the number of directors of the company has been fixed by ordinary resolution, the Board elected at any annual general meeting shall, if the number of nominees is sufficient, consist of that number. If the Board elected consists of fewer directors than the number so fixed, the vacancies remaining on the Board shall be deemed to be casual vacancies.

14.5 Nomination for the Election of Directors

(a) Nominations for the election of directors may be made by the board of directors or by any shareholder entitled to vote for the election of directors.

(b) Such nominations must be made by notice in writing to the Company, delivered or mailed by first-class mail, postage prepaid, and received by the Secretary not less than 14 days nor more than 50 days prior to any meeting of the shareholders called for the election of directors.

(c) Each notice under this Article shall set forth

(1) the name, age, business address and residence address of each nominee proposed in such notice,

(2) the principal occupation or employment of such nominee for the preceding 5 years,

(3) the number of shares in the capital of the Company which are beneficially owned by such nominee, and

(4) a declaration by each such nominator and nominee that such nominee has not been found by a court in Canada or elsewhere to be of unsound mind and does not have the status of bankrupt.

(d) The Chairman of the meeting may, in his sole discretion, determine and declare to the meeting that a nomination was not made in accordance with the foregoing procedure, and if he should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded.

14.6. Any casual vacancy occurring in the Board of Directors may be filled by a quorum of the directors except a vacancy:

(a) resulting from an increase in the number or minimum number of directors,

(b) resulting from a failure by the shareholders to elect the number or minimum number of directors required by the articles, or

(c) which is filled by the shareholders as provided in Article 14.5.

14.7. A director elected or appointed to fill a vacancy among the directors shall hold office for the unexpired term of his predecessor.

14.8. Regardless of the number of directors of the company as may have been fixed by ordinary resolution, between annual general meetings the directors shall have the power to appoint one or more additional directors but not more than one-third of the number of directors elected or appointed at the last general meeting.

14.9. Rotating Board:

(a) As used in article 14.8, the term "whole board of directors" means the total number of directors which the Company would have if there were no vacancies.

(b) The board of directors shall be divided into 3 classes, as nearly equal in number as the then total number of directors constituting the whole board of directors permits, with the term of office of one class expiring at the annual meeting of shareholders of each year.

(c) At the annual meeting of shareholders held in 1996 directors of the first class shall be elected to hold office for a term expiring at the next succeeding annual meeting of shareholders, directors of the second class shall be elected to hold office for a term expiring at the second succeeding annual meeting of shareholders and directors of the third class shall be elected to hold office for a term expiring at the third succeeding annual meeting of shareholders.

(d) At each annual meeting of shareholders the successors to the class of directors whose term shall then expire shall be elected to hold office for a term expiring at the third succeeding annual meeting of shareholders.

14.10. Any director may by instrument in writing delivered to the company appoint any person to be his alternate to act in his place at meetings of the directors at which he is not present unless the directors shall have reasonably disapproved the appointment of such person as an alternate director and shall have given notice to that effect to the director appointing the alternate director within a reasonable time after delivery of such instrument to the company. Every such alternate shall be entitled to notice of meetings of the directors and to attend and vote as a director at a meeting at which the person appointing him is not personally present, and, if he is a director, to have a separate vote on behalf of the director he is representing in addition to his own vote. A director may at any time by instrument, telegram, telex or any method of transmitting legibly recorded messages delivered to the company revoke the appointment of an alternate appointed by him. The remuneration payable to such an alternate, if any, shall be payable out of the remuneration of the director appointing him.

14.11 Removal of Directors:

(a) The members may only remove a director from office by ordinary resolution at a special meeting of shareholders at which the holders of 70% or more of the outstanding shares in the capital of the company entitled to vote generally for the election of directors are present in person or represented by proxy.

(b) No director may be removed from office by an ordinary resolution of shareholders at a general or special meeting of shareholders at which at the time the vote on the ordinary resolution takes place the holders of 70% or more of the outstanding shares in the capital of the Company entitled to vote generally in the election of directors are not present in person or represented by proxy.

(c) Where a director is removed from office in accordance with this section, the shareholders may by ordinary resolution at such special meeting elect a person to fill the vacancy created by the removal of such director, failing which it may be filled by the directors.

14.12 A resolution to remove a director from office may not be made at any meeting of shareholders unless prior notice in writing of the resolution has been given to the company, delivered or mailed by first-class mail, postage prepaid, and received by the Secretary of the company not less than 14 days nor more than 50 days prior to such meeting of shareholders.

14.13 In addition to the applicable provisions of the *Company Act*, a director ceases to hold office when he is convicted of an indictable offence and the other directors have unanimously resolved to remove him.

PART 15
POWERS AND DUTIES OF DIRECTORS

15.1. The directors shall manage or supervise the management of the affairs and business of the company and shall have the authority to exercise all such powers of the company as are not, by the *Company Act* or by the memorandum or these articles, required to be exercised by the company in general meeting.

15.2. The directors may from time to time, by power of attorney, appoint any person to be the attorney of the company for such purposes, and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the directors under these articles and excepting the powers of the directors relating to the constitution of the Board and of any of its committees and the appointment or removal of officers and the power to declare dividends) and for such period, with such remuneration and subject to such conditions as the directors may think fit, and any such appointment may be made in favour of any of the directors or any of the members of the company or in favour of any company, or of any of the members, directors, nominees or managers of any company, firm or joint venture and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretion for the time being vested in him.

PART 16
DISCLOSURE OF INTEREST OF DIRECTORS

16.1. A director who is, in any way, directly or indirectly, interested in a proposed contract or transaction with the company shall be counted in the quorum at any meeting of the directors at which the proposed contract or transaction is approved.

16.2. A director may hold any office or place of profit with the company, other than the office of auditor of the company, in conjunction with his office of director for such period and on such terms, as to remuneration or otherwise, as the directors may determine and no director or intended director shall be disqualified by his office from contracting with the company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, and, subject to compliance with the provisions of the *Company Act,* no contract or transaction entered into by or on behalf of the company in which a director is in any way interested shall be liable to be voided by reason thereof.

16.3. Subject to compliance with the provisions of the *Company Act*, a director or his firm may act in a professional capacity for the company and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

16.4. A director may be or become a director or other officer or employee of, or otherwise interested in, any other company or firm, whether or not the company is interested therein as a shareholder or otherwise, and, subject to compliance with the provisions of the *Company Act*, such director shall not be accountable to the company for any remuneration or other benefits received by him as a director, officer or employee of, or from his interest in, such other company or firm.

PART 17
PROCEEDINGS OF DIRECTORS

17.1 The Chairman of the Board, if any, or in his absence, the President shall preside as chairman at every meeting of the directors, or if there is no Chairman of the Board or neither the Chairman of the Board nor the President is present within fifteen minutes of the time appointed for holding the meeting or is willing to act as chairman, or, if the Chairman of the Board, if any, and the President have advised the Secretary that they will not be present at the meeting, the directors present shall choose one of their number to be chairman of the meeting. With the consent of the meeting, the solicitor of the company, if present, may act as chairman of a meeting of the directors.

17.2. The directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman shall not have a second or casting vote. Meetings of the Board held at regular intervals may be held at such place, at such time and upon such notice, if any, as the Board may by resolution from time to time determine.

17.3. A director may participate in a meeting of the Board or of any committee of the directors by means of conference telephones or other communications facilities by means of which all directors participating in the meeting can hear each other. A director participating in a meeting in accordance with this article shall be deemed to be present at the meeting and shall be counted in the quorum therefor and be entitled to speak and vote thereat.

17.4. A director may, and the Secretary or an Assistant Secretary upon request of a director shall, call a meeting of the Board at any time. Reasonable notice of such meeting specifying the place, day and hour of such meeting shall be given by mail, postage prepaid, addressed to each director and alternate director at his address as it appears on the books of the company or by leaving it at his usual business or residential address or by telephone, facsimile transmission, electronic mail or any method of transmitting legibly recorded messages. It shall not be necessary to give notice of a meeting of directors to any director or alternate director (a) who is at the time not in the Province of British Columbia or (b) if such meeting is to be held immediately following a general meeting at which such director shall have been elected or is the meeting of directors at which such director is appointed.

17.5. Any director of the company may file with the Secretary a document executed by him waiving notice of any past, present or future meeting or meetings of the directors being, or required to have been, sent to him and may at any time withdraw such waiver with respect to meetings held thereafter. After filing such waiver with respect to future meetings and until such waiver is withdrawn, no notice need be given to such director and, unless the director otherwise requires in writing to the Secretary, to his alternate director of any meeting of directors, and all meetings of the directors so held shall not be deemed to have been improperly called or constituted by reason of notice not having been given to such director or alternate director.

17.6. The quorum necessary for the transaction of the business of the directors may be fixed by the directors and if not so fixed shall be a majority of the directors holding office at the time or, if the company shall have only one director, shall be one director.

17.7. The continuing directors may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number, if any, fixed pursuant to these articles as the necessary quorum of directors, the continuing directors may act for the purpose of increasing the number of directors to that number, or of summoning a general meeting of the company, but for no other purpose.

17.8 Subject to the provisions of the *Company Act*, all acts done by any meeting of the directors or of a committee of directors, or by any person acting as a director, shall, notwithstanding that it be afterwards discovered that there was some defect in the qualification, election or appointment of any such directors or of the members of such committee or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly elected or appointed and was qualified to be a director.

17.9. A resolution consented to in writing, whether by document, facsimile transmission, electronic mail or any method of transmitting legibly recorded messages or other means, by all of the directors or their alternates shall be as valid and effectual as if it had been passed at a meeting of the directors duly called and held. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the directors

and shall be effective on the date stated thereon or on the latest date stated on any counterpart.

PART 18
EXECUTIVE AND OTHER COMMITTEES

18.1. The directors may by resolution appoint an Executive Committee to consist of such member or members of their body as they think fit, which committee shall have, and may exercise during the intervals between the meetings of the Board, all the powers vested in the Board except the power to fill vacancies in the Board, the power to change the membership of, or fill vacancies in, the Executive Committee or any other committee of the Board and such other powers, if any, as may be specified in the resolution. The Executive Committee shall keep regular minutes of its business and shall cause them to be recorded in books kept for that purpose, and shall report the same to the board of Directors at such times as the Board of Directors may from time to time require. The Board shall have the power at any time to revoke or override the authority given to or acts proposed by the Executive Committee, except as to acts done before such revocation or overriding, and to terminate the appointment or change the membership of such committee and to fill vacancies in it. The Executive Committee may make rules for the conduct of its business and may appoint such assistants as it may deem necessary. The quorum necessary for the transaction of business of the Executive Committee shall be a majority of its members.

18.2. The directors may by resolution appoint one or more committees consisting of such member or members of their body as they think fit and may delegate to any such committee between meetings of the Board such powers of the Board (except the power to fill vacancies in the Board, the power to change the membership of or fill vacancies in any committee of the Board and the power to appoint or remove officers appointed by the Board) subject to such conditions as may be prescribed in such resolution. All committees so appointed shall keep regular minutes of their business and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board of Directors at such times as the Board of Directors may from time to time require. The directors shall have the power at any time to revoke or override any authority given to or acts proposed by any such committee, except as to acts done before such revocation or overriding, and to terminate the appointment or change the membership of a committee and to fill vacancies in it. Committees may make rules for the conduct of their business and may appoint such assistants as they may deem necessary. The quorum necessary for the transaction of business of any such committee shall be a majority of its members.

18.3. The Executive Committee and any other committee may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the members of the committee present and, in the case of an equality of votes, the chairman shall not have a second or casting vote. A resolution approved in writing by all the members of the Executive Committee or any other committee shall be as valid and effective as if it had been passed at a meeting of such committee duly called and

constituted. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the committee and shall be effective on the date stated thereon or on the latest date stated on any counterpart.

PART 19
OFFICERS

19.1. The directors shall, from time to time, appoint a President and a Secretary and such other officers, if any, as the directors shall determine and the directors may, at any time terminate any such appointment. No officer shall be appointed unless he is qualified in accordance with the provisions of the *Company Act*.

19.2. One person may hold more than one of such offices except that the offices of President and Secretary must be held by different persons unless the company has only one member. Any person appointed as the Chairman of the Board or the President shall be a director. The other officers need not be directors. The remuneration of the officers of the company as such and the terms and conditions of their tenure of office or employment shall from time to time be determined by the directors. Such remuneration may be by way of salary, fees, wages, commission or participation in profits or any other means or all of these modes and an officer may, in addition to such remuneration, be entitled to receive, after he ceases to hold such office or leaves the employment of the company, a pensioner gratuity. The directors may decide what functions and duties each officer shall perform and may entrust to and confer upon him any of the powers exercisable by them upon such terms and conditions and with such restrictions as they think fit and may from time to time revoke, withdraw, alter or vary all or any of such functions, duties and powers. Notwithstanding the foregoing, the Secretary shall, inter alia, perform the functions of the Secretary specified in the *Company Act*.

PART 20
INDEMNITY AND PROTECTION OF DIRECTORS, OFFICERS AND EMPLOYEES

20.1. Subject to the provisions of the *Company Act*, the directors shall cause the company to indemnify a director or former director of the Company and the directors may cause the company to indemnify a director or former director of a company of which the company is or was a shareholder, and in either case the heirs and personal representatives of any such person, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgement, actually and reasonably incurred by him or them including an amount paid to settle an action or satisfy a judgement in a civil, criminal or administrative action or proceeding to which he is or they are made a party by reason of his being or having been a director of the company or a director of such company, including any action brought by the company or any such company. Each director of the

company on being elected or appointed shall be deemed to have contracted with the company on the terms of the foregoing indemnity.

20.2. Subject to the provisions of the *Company Act*, the directors may cause the company to indemnify any officer, employee or agent of the company or of a company of which the company is or was a shareholder (notwithstanding that he is also a director), and his heirs and personal representatives, against all costs, charges and expenses whatsoever incurred by him or them and resulting from his acting as an officer, employee or agent of the company or such company. In addition, the company shall indemnify the Secretary or an Assistant Secretary of the company (if he shall not be a full time employee of the company and notwithstanding that he is also a director), and his heirs and legal representatives, against all costs, charges and expenses whatsoever incurred by him or them and arising out of the functions assigned to the Secretary by the *Company Act* and each such Secretary and Assistant Secretary shall on being appointed be deemed to have contracted with the company on the terms of the foregoing indemnity.

20.3. The failure of a director or officer of the company to comply with the provisions of the *Company Act* or of the memorandum or these articles shall not invalidate any indemnity to which he is entitled under this Part.

20.4. The directors may cause the company to purchase and maintain insurance for the benefit of any person who is or was serving as a director, officer, employee or agent of the company or as a director, officer, employee or agent of any company of which the company is or was a shareholder, and his heirs or personal representatives, against any liability incurred by him as a director, officer, employee or agent, as the case may be.

PART 21
DIVIDENDS AND RESERVE

21.1 The directors may from time to time declare and authorize payment of such dividends, if any, as they may deem advisable and need not give notice of such declaration to any member. No dividend shall be paid otherwise than out of funds or assets properly available for the payment of dividends and a declaration by the directors as to the amount of such funds or assets available for dividends shall be conclusive. The company may pay any such dividend wholly or in part by the distribution of specific assets and in particular by paid up shares, bonds, debentures or other securities of the company or any other company or in any one or more such ways as may be authorized by the company or the directors. Where any difficulty arises with regard to such a distribution, the directors may settle the same as they think expedient, and in particular may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments, in substitution for all or any part of the specific assets to which any members may otherwise be entitled, shall be made to any members on the basis of the value so fixed in order to adjust the right of all parties and may vest any such specific assets in trustees for the persons entitled to the dividend as may seem expedient to the directors.

21.2. Any dividend declared on shares of any class by the directors may be made payable on such date as is fixed by the directors.

21.3. Subject to the rights of members, if any, holding shares with specific rights as to dividends, all dividends on shares of any class shall be declared and paid according to the number of such shares held.

21.4. The directors may, before declaring any dividend, set aside out of funds properly available for the payment of dividends such sums as they think proper as a reserve or reserves, which shall, at the discretion of the directors, be applicable for meeting contingencies, or for equalizing dividends, or for any other purpose to which such funds of the company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the company or be invested in such investments as the directors may from time to time think fit. The directors may also, without placing the same in reserve, carry forward such funds as they consider prudent not to divide.

21.5. If several persons are registered as joint holders of any share, any one of them may give an effective receipt for any dividend, bonus or other monies payable in respect of the share.

21.6. No dividend shall bear interest against the company. Where the dividend to which a member is entitled includes a fraction of a cent, such fraction shall be disregarded in making payment thereof and such payment shall be deemed to be payment in full.

21.7. Any dividend, bonus or other monies payable in cash in respect of shares may be paid by cheque or warrant sent through the post directed to the registered address of the holder, or in the case of joint holders, to the registered address of that one of the joint holders who is first named on the register of members, or to such person and to such address as the holder or joint holders may direct in writing. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. The mailing of such cheque or warrant shall, to the extent of the sum represented thereby, plus the amount of any tax required by law to be deducted, discharge all liability for the dividend, unless such cheque or warrant shall not be paid on presentation or the amount of tax so deducted shall not be paid to the appropriate taxing authority.

21.8 Notwithstanding anything contained in these articles, the directors may from time to time capitalize any undistributed surplus on hand of the company and may from time to time issue as fully paid and non-assessable any unissued shares, or any bonds, debentures or debt obligations of the company as dividend representing such undistributed surplus on hand or any part thereof.

PART 22
ACCOUNTING RECORDS

22.1 The company shall cause to be kept proper books of account and accounting records in respect of all financial and other transactions of the company in order properly to record the financial affairs and condition of the company and to comply with the *Company Act*.

22.2 Unless the directors determine otherwise, or unless otherwise determined by an ordinary resolution, no member of the company shall be entitled to inspect the accounting records of the company.

PART 23
NOTICES

23.1 A notice, statement or report may be given or delivered by the company to any member either by delivery to him personally or by sending it by mail to him to his address as recorded in the register of members. Where a notice, statement or report is sent by mail, service or delivery of the notice, statement or report shall be deemed to be effected by properly addressing, preparing and mailing the notice, statement or report and to have been given on the day, Saturdays and holidays excepted, following the date of mailing. A certificate, signed by the Secretary or other officer of the company or of any other company acting in that behalf for the company, stating that the letter, envelope or wrapper containing the notice, statement or report was so addressed, prepaid and mailed shall be conclusive evidence thereof.

23.2 A notice, statement or report may be given or delivered by the company to the joint holders of a share by giving the notice to the joint holder first named in the register of members in respect of the share.

23.3 A notice, statement or report may be given or delivered by the company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a member by sending it by mail, prepaid, addressed to them by name or by the title of representatives of the deceased or incapacitated person or trustee of the bankrupt, or by any like description, at the address, if any supplied to the company for such purpose by the persons claiming to be so entitled, or, until such address has been so supplied, by giving the notice in a manner in which the same might have been given if the death, bankruptcy or incapacity had not occurred.

23.4 Notice of every general meeting or meeting of members holding shares of a particular class or series shall be given in a manner hereinbefore authorized to every member holding, at the time of the issue of the notice or the date fixed for determining the members entitled to such notice, whichever is the earlier, shares which confer the right to notice of and to attend and vote at any such meeting. No other person except the auditor of the company and the directors of the company shall be entitled to receive notice of any such meeting.

PART 24
SEAL

24.1 The directors may provide a seal for the company and, if they do so, shall provide for the safe custody of the seal which shall not be affixed to any instrument except in the presence of the following persons, namely:

(a) any two directors; or

(b) one of the Chairman of the Board, the President, the Managing Director, a director and a Vice-President together with one of the Secretary, the Treasurer, the Secretary-Treasurer, an Assistant Secretary, and Assistant Treasurer and an Assistant Secretary-Treasurer; or

(c) if the company shall have only one member, the President or the Secretary; or

(d) such person or persons as the directors may from time to time by resolution appoint, and the said directors, officers, person or persons in whose presence the seal is so affixed to an instrument shall sign such instrument. For the purpose of certifying under seal true copies of any document or resolution, the seal may be affixed in the presence of any one director or officer. Any document to which the seal of the company is affixed in accordance with the provisions of this article shall be deemed for all purposes to be a valid and binding obligation of the company in accordance with its terms.

24.2 To enable the seal of the company to be affixed to any bonds, debentures, share certificates, or other securities of the company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the company are, in accordance with the *Company Act* or these articles, printed or otherwise mechanically reproduced, there may be delivered to the firm or person employed to engrave, lithograph or print such definitive or interim bonds, debentures, share certificates or other securities one or more unmounted dies reproducing the company's seal and the Chairman of the Board, the President, the Managing Director or a Vice-President and the Secretary, Treasurer, Secretary-Treasurer, an Assistant Secretary, an Assistant Treasurer or an Assistant Secretary-Treasurer may by a document authorize such firm or person to cause the company's seal to be affixed to such definitive or interim bonds, debentures, share certificates or other securities by the use of such dies. Bonds, debentures, share

certificates or other securities to which the company's seal has been so affixed shall for all purposes be deemed to be under and to bear the company's seal lawfully affixed thereto.

PART 25
MECHANICAL REPRODUCTION OF SIGNATURES

25.1 The signature of any officer, director, registrar, branch registrar, transfer agent or branch agent of the company, unless otherwise required by the *Company Act* or by these articles, may, if authorized by the directors, be printed, lithographed, engraved or otherwise mechanically reproduced upon all instruments executed or issued by the company or any officer thereof. Any instrument on which the signature of any such person is so reproduced shall be deemed to have been manually signed by such person whose signature is so reproduced and shall be as valid to all intents and purposes as if such instrument had been signed manually, and notwithstanding that the person whose signature is so reproduced may have ceased to hold the office that he is stated on such instrument to hold at the date of the delivery or issue of such instrument.

25.2 The term "instrument" as used in article 25.1, shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, agreements, releases, receipts and discharges for the payment of money or other obligations, shares and share warrants of the company, bonds debentures and other debt obligations of the company, and all paper writings.

PART 26
SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO THE COMMON SHARES

The Common shares shall confer on the holders thereof and shall be subject to the following special rights and restrictions:

26.1 The holders of the Common shares are entitled to receive notice of and attend all meetings of the members of the company and to cast one vote for each share held, except meetings to which only holders of specified class of shares are entitled to vote.

26.2 The holders of the Common shares shall be entitled to receive dividends, as and when declared by the Directors in their absolute discretion from time to time.

26.3 In the event of the liquidation, dissolution or winding-up of the company or other distribution of assets of the company amount its members for the purpose of winding-up its affairs or upon a reduction of capital, the holders of the Common shares shall be entitled to receive the remaining property of the company.

PART 27
SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO THE PREFERRED SHARES

The Preferred shares shall confer on the holders thereof and shall be subject to the following special rights and restrictions:

27.1 DIRECTORS' RIGHT TO ISSUE IN ONE OR MORE SERIES

The Preferred shares may at any time, or from time to time, be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be determined by resolution of the Directors of the company;

27.2 DIRECTORS' RIGHT TO FIX TERMS OF EACH SERIES

The Directors of the company shall, by resolution, fix from time to time before the issue thereof the designation, price, restrictions, conditions and limitations attaching to the Preferred shares of each series including, without limiting the generality of the foregoing, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the redemption or purchase prices and terms and conditions of redemption or purchase, any voting rights, any conversion rights and any sinking fund or other provisions;

27.3 RANKING OF PREFERRED SHARES

The Preferred shares and each series shall rank, both as regards dividends and return of capital, in priority to all other shares of the company. The Preferred shares of any series may also be given such other preferences over the Common shares and over any other shares of the company ranking junior to the Preferred Shares, as may be fixed in accordance with article 27.2 hereof; provided, however, that no rights, privileges, restrictions or conditions attached to a series of shares shall confer on a series a priority in respect of voting, dividends or return of capital over any other series of shares of the same class that are then outstanding.

Article;

4

REGISTER OF DIRECTORS
Section (139)

Name of Company: **Columbia Yukon Explorations Inc.** 29-Jan-04

Full Name	Residential Address	Date Appointed	Date Ceased	Office Held	Date Appointed	Date Ceased
Douglas L. Mason* CLASS "1"	3912 Marine Drive West Vancouver, B.C. V7V 1N4	9-Nov-94		President Secretary	9-Nov-94 1-Aug-02	
Daniel B. Evans CLASS "3"	4828 Meadfield Close West Vancouver, B.C. V7W 3H4	9-Nov-94	3-Oct-01			
Michael S. Gustavson	2397 Haywood Drive West Vancouver, B.C. V7V 1X9	9-Nov-94	15-Jun-99			
Kathryn E. Williams	402 – 1859 Spyglass Place Vancouver, B.C. V5Z 4K6			Secretary	9-Nov-94	15-Jul-99
Benjamin Ainsworth* CLASS "2"	1377 Fernwood Crescent North Vancouver, B.C. V7P 1K6	30-Nov-94		Vice President Exploration	30-Nov-94	30-Aug-01
John B. Eichenauer	1728 Spruce Street Boulder, CO 80302	11-May-98	30-Aug-01			
Stuart S. Ross*	4125 Marine Drive West Vancouver, B.C. V7V 1N8	**OFFICER ONLY**		Secretary	15-Jul-99 1-Aug-02	14-Jul-00
Sharon Constable* CLASS "3"	2048 Meadowood Park Burnaby, BC V5A 4G1	30-Aug-01		Secretary	14-Jul-00	1-Aug-02
				Vice President Admin.	25-Aug-03	
Gary Kilpatrick	2194 Hwy 3A Nelson, B.C. V1L 6K5	**OFFICER ONLY**		Vice President Operations	8-Jan-03	27-Jan-04
Clive Shallow	1188 Colin Place Coquitlam, B.C. V3B 1L1	**OFFICER ONLY**		Vice President Communications	1-Mar-03	

* Denotes member of Audit Committee

1/29/04

Article;

5

COLUMBIA YUKON EXPLORATIONS INC.
(the "Company")

MINUTES OF THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF THE COMPANY HELD AT 2489 BELLEVUE AVENUE, WEST VANCOUVER, BRITISH COLUMBIA, ON SEPTEMBER 24, 2003

Douglas Mason acted as Chairman of the meeting and appointed Sharon Constable to act as secretary of the meeting.

The Chairman called the meeting to order.

APPOINTMENT OF SCRUTINEER

The Chairman appointed Bruce Morley of Bruce E. Morley Law Corp. to act as scrutineer of the meeting.

QUORUM

The scrutineer reported that there were 2 shareholders present in person holding 60,300 shares and that there were 19 shareholders represented by proxy holding 821,191 shares, making a total of 881,491 shares represented in person and by proxy.

The Chairman declared the meeting to be regularly called and properly constituted for the transaction of business.

NOTICE OF MEETING

The Chairman reported that the advance notice of meeting was published in T*he* Vancouver Sun newspaper on July 31, 2003.

The scrutineer tabled the affidavit of Gillian Feyer the accountant of the Company which showed that the notice of the meeting and the accompanying materials had been mailed to shareholders on August 28, 2003. This affidavit is annexed to these minutes.

CONDUCTING VOTING BY A SHOW OF HANDS

The Chairman stated that, to facilitate the progress of the meeting, voting would be conducted by a show of hands unless a poll was demanded. No member objected.

Upon motion duly made, the meeting then authorized the secretary of the Company and the solicitors of the Company to see to the destruction of the proxies returned for the meeting if no questions were raised concerning the meeting within three months of the meeting.

MINUTES OF LAST MEETING

Upon motion duly made, the Company
on September 30, 2002 was d

FINANCIAL STATEMENTS AND REPORT OF AUDITORS AND DIRECTORS

The meeting then considered the financial statements of the Company. Upon motion duly made, receipt of the financial statements for the year ended April 30, 2003 and the auditors' report was acknowledged by the meeting.

The Chairman then invited questions arising out of the financial statements and the report of the directors. There were no questions.

Upon motion duly made, the shareholders of the Company then approved the report of the directors, the financial statements of the Company for the year ended April 30, 2003 and the auditor's report on those statements.

APPOINTMENT OF AUDITOR

Upon motion duly made, the Company appointed Davidson & Company as the Company's auditor to hold office until the close of the next annual general meeting and authorized the directors to fix the remuneration paid to the auditor.

ELECTION OF DIRECTORS

The Chairman indicated that the number of directors to be elected at the meeting was one, and that management had nominated Benjamin Ainsworth. As no further nominations had been received, the Chairman declared those nominated to be duly elected as director of the Company to hold office until his term in office expires, or until his successor is elected or appointed, in accordance with the provisions of the Company's Articles.

TERMINATION

There was no further business and, upon motion duly made, the meeting was terminated.

DOUGLAS L. MASON
Chairman

SHARON E. CONSTABLE
Recording Secretary

CANADA
(PROVINCE OF
BRITISH COLUMBIA)

IN THE MATTER OF

COLUMBIA YUKON EXPLORATIONS INC.

(hereinafter called the "Company")

TO WIT:

I, Gillian Feyer, of the City of North Vancouver in the Province of British Columbia do solemnly declare;

1. I am a Senior Accountant for the Company with offices at 2489 Bellevue Avenue, West Vancouver, British Columbia, V7V 1E1.

2. On the 28th day of August, 2002, I did mail or cause to be mailed, by deposit at the Post Office, District of West Vancouver, British Columbia, postage prepaid, to each of the Registered Members of the Company at the last address of each Member appearing on the Register, and caused to be forwarded to intermediaries in accordance with National Policy #41, a copy of the attached Exhibits marked:

a) Exhibit "A" (Management Proxy Materials inclusive of Financial Statements for the year ended April 30, 2002)

b) Exhibit "B" (Proxy)

c) Exhibit "C" (Return Card)

d) Exhibit "D" (Return Envelope)

And I make this solemn declaration, conscientiously believing it to be true and knowing that it is of the same force and effect as if made under oath.

DECLARED before me at the District of West Vancouver in the Province of British Columbia, this 9th day of September, 2002

Gillian Feyer

Commissioner for taking Affidavits within British Columbia

BRUCE E. MORLEY
Barrister & Solicitor
BRUCE E. MORLEY LAW CORPORATION
5449 WEST VISTA COURT
WEST VANCOUVER, B.C.
V7W 3G8

CANADA
(PROVINCE OF
BRITISH COLUMBIA)

IN THE MATTER OF

COLUMBIA YUKON EXLORATIONS INC.

(hereinafter called the "Company")

TO WIT:

I, Gillian Feyer, of the City of North Vancouver in the Province of British Columbia do solemnly declare;

1. I am a Senior Accountant for the Company with offices at 2489 Bellevue Avenue, West Vancouver, British Columbia, V7V 1E1.

2. On the 29th day of August, 2003, I did mail or cause to be mailed, by deposit at the Post Office, District of West Vancouver, British Columbia, postage prepaid, to each of the Registered Members of the Company at the last address of each Member appearing on the Register, and caused to be forwarded to intermediaries in accordance with National Instrument 54-101, a copy of the attached Exhibits marked:

a) Exhibit "A" (Management Proxy Materials inclusive of Financial Statements for the year ended April 30, 2003)

b) Exhibit "B" (Proxy)

c) Exhibit "C" (Return Card)

d) Exhibit "D" (Return Envelope)

e) Exhibit "E" (Filing Instructions)

And I make this solemn declaration, conscientiously believing it to be true and knowing that it is of the same force and effect as if made under oath.

DECLARED before me at the District of)
West Vancouver in the Province of)
British Columbia, this 3rd day of September, 2003)

Commissioner for taking Affidavits
within British Columbia

Gillian Feyer

BRUCE E. MORLEY
Barrister & Solicitor
BRUCE E. MORLEY LAW CORPORATION
5449 WEST VISTA COURT
WEST VANCOUVER, B.C.
V7W 3G8

COLUMBIA YUKON EXPLORATIONS INC.
(the "Company")

MINUTES OF THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF THE COMPANY HELD AT 2489 BELLEVUE AVENUE, WEST VANCOUVER, BRITISH COLUMBIA, ON SEPTEMBER 30, 2002

Douglas Mason acted as Chairman of the meeting and appointed Sharon Constable to act as secretary of the meeting.

The Chairman called the meeting to order.

APPOINTMENT OF SCRUTINEER

The Chairman appointed John Halse of Pacific Corporate Trust Company to act as scrutineer of the meeting.

QUORUM

The scrutineer reported that there were 14 shareholders represented by proxy holding 232,945 shares.

The Chairman declared the meeting to be regularly called and properly constituted for the transaction of business.

NOTICE OF MEETING

The Chairman reported that the advance notice of meeting was published in *The Province* newspaper on August 2, 2002.

The scrutineer tabled the affidavit of Gillian Feyer the accountant of the Company which showed that the notice of the meeting and the accompanying materials had been mailed to shareholders on August 28, 2002. This affidavit is annexed to these minutes.

CONDUCTING VOTING BY A SHOW OF HANDS

The Chairman stated that, to facilitate the progress of the meeting, voting would be conducted by a show of hands unless a poll was demanded. No member objected.

Upon motion duly made, the meeting then authorized the secretary of the Company and the solicitors of the Company to see to the destruction of the proxies returned for the meeting if no questions were raised concerning the meeting within three months of the meeting.

MINUTES OF LAST MEETING

Upon motion duly made, the reading of the minutes of the last general meeting of the Company on August 30, 2001 was dispensed with.

FINANCIAL STATEMENTS AND REPORT OF AUDITORS AND DIRECTORS

The meeting then considered the financial statements of the Company. Upon motion duly made, receipt of the financial statements for the year ended April 30, 2002 and the auditors' report was acknowledged by the meeting.

The Chairman then invited questions arising out of the financial statements and the report of the directors. There were no questions.

Upon motion duly made, the shareholders of the Company then approved the report of the directors, the financial statements of the Company for the year ended April 30, 2002 and the auditor's report on those statements.

APPOINTMENT OF AUDITOR

Upon motion duly made, the Company appointed Davidson & Company as the Company's auditor to hold office until the close of the next annual general meeting and authorized the directors to fix the remuneration paid to the auditor.

ELECTION OF DIRECTORS

The Chairman indicated that the number of directors to be elected at the meeting was one, and that management had nominated Douglas L. Mason. As no further nominations had been received, the Chairman declared those nominated to be duly elected as director of the Company to hold office until his term in office expires, or until his successor is elected or appointed, in accordance with the provisions of the Company's Articles.

TERMINATION

There was no further business and, upon motion duly made, the meeting was terminated.

DOUGLAS L. MASON
Chairman

SHARON E. CONSTABLE
Recording Secretary

COLUMBIA YUKON EXPLORATIONS INC.
(the "Company")

MINUTES OF THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF THE COMPANY HELD AT SUITE 1820 – 999 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, ON AUGUST 30, 2001

Douglas Mason acted as Chairman of the meeting and appointed Sharon Constable to act as secretary of the meeting.

The Chairman called the meeting to order.

APPOINTMENT OF SCRUTINEER

The Chairman appointed Marc Castonguay of Pacific Corporate Trust Company to act as scrutineer of the meeting.

QUORUM

The scrutineer reported that there were 3 shareholders present in person holding 66,436 shares and that there were 25 shareholders represented by proxy holding 3,013,852 shares making a total of 3,080,288 shares represented in person and by proxy.

The Chairman declared the meeting to be regularly called and properly constituted for the transaction of business.

NOTICE OF MEETING

The Chairman reported that the advance notice of meeting was published in T*he Province* newspaper on July 26, 2001.

The scrutineer tabled the affidavit of Sharon Constable the secretary of the Company which showed that the notice of the meeting and the accompanying materials had been mailed to shareholders on July 26, 2001. This affidavit is annexed to these minutes.

CONDUCTING VOTING BY A SHOW OF HANDS

The Chairman stated that, to facilitate the progress of the meeting, voting would be conducted by a show of hands unless a poll was demanded. No member objected.

Upon motion duly made, the meeting then authorized the secretary of the Company and the solicitors of the Company to see to the destruction of the proxies returned for the meeting if no questions were raised concerning the meeting within three months of the meeting.

MINUTES OF LAST MEETING

Upon motion duly made, the reading of the minutes of the last general meeting of the Company on July 14, 2000 was dispensed with.

FINANCIAL STATEMENTS AND REPORT OF AUDITORS AND DIRECTORS

The meeting then considered the financial statements of the Company. Upon motion duly made, receipt of the financial statements for the year ended April 30, 2001 and the auditors' report was acknowledged by the meeting.

The Chairman then invited questions arising out of the financial statements and the report of the directors. There were no questions.

Upon motion duly made, the shareholders of the Company then approved the report of the directors, the financial statements of the Company for the year ended April 30, 2001 and the auditor's report on those statements.

APPOINTMENT OF AUDITOR

Upon motion duly made, the Company appointed Davidson & Company as the Company's auditor to hold office until the close of the next annual general meeting and authorized the directors to fix the remuneration paid to the auditor.

ELECTION OF DIRECTORS

The Chairman indicated that the number of directors to be elected at the meeting was two, and that management had nominated Daniel B. Evans and Sharon E. Constable. As no further nominations had been received, the Chairman declared those nominated to be duly elected as directors of the Company t hold office until their term in office expires, or until their successors are elected or appointed, in accordance with the provisions of the Company's Articles.

PROPOSED CONSOLIDATION OF SHARE CAPITAL

The Chairman outlined the proposed consolidation of the share capital of the Company on the basis of one (1) new Common share for each nine and one-half (9.5) common shares of the Company outstanding as at the effective date of the consolidation, all as described in the information circular under the heading "Other Matters to be Acted Upon – Proposed Consolidation of Common Shares".

The Chairman requested that this resolution be voted on by way of a ballot. Accordingly, the scrutineer provided ballots to the individuals who have been appointed proxyholders on behalf of shareholders of the Company. The scrutineer reported that 2,315,435 shares (75.17%) voted for the special resolution and that 764,853 shares (24.83%) voted against the special resolution.

Upon motion duly made, IT WAS RESOLVED as a special resolution THAT:

a) the authorized capital of the Company be altered by consolidating all of the 100,000,000 authorized common shares without par value, of which 9,765,780 are issued and outstanding, into 10,526,316 common shares without par value, of which 1,027,977 are issued and outstanding, on a nine and one-half (9.5) old common shares for one new common share basis;

b) the authorized capital of the Company following consolidation be altered by increasing the authorized common shares from 10,526,316 post-consolidation common shares without par value to 100,000,000 post-consolidation common shares without par value; and

c) The Memorandum of the Company is altered to reflect the foregoing changes and shall be in the form attached as Schedule "A" hereto.

AMENDMENT OF STOCK OPTION PLAN

The Chairman presented to the meeting management's proposal to amend the Company's stock option plan to make certain changes relating to the grant of stock options to insiders in accordance with the policies of the Canadian Venture Exchange. The Chairman advised that this resolution must be approved by a majority of shareholders who are not the Company's directors and officers and their associates and, accordingly, votes from directors and officers and their respective associates and affiliates would not be counted in the vote on the matter.

UPON MOTION duly made, and carried by a majority of shareholders represented at the meeting, excluding shares held by the Company's directors and officers and their respective associates and affiliates. IT WAS RESOLVED THAT the Company's board of directors be authorized to amend the Company's stock option plan to allow, under the policies of the Canadian Venture Exchange, the number of shares reserved for issuance to insiders of the Company to exceed 10% of the issued and outstanding shares of the Company, for the issuance of shares to insiders within one year period to exceed 10% of the issued and outstanding shares of the Company and for the issuance to any one insider or associate of an insider within one year period to exceed 5% of the Company's issued and outstanding shares.

TERMINATION

There was no further business and, upon motion duly made, the meeting was terminated.

DOUGLAS L. MASON
Chairman

SHARON E. CONSTABLE
Recording Secretary

COLUMBIA YUKON EXPLORATIONS INC.
(the "Company")

MINUTES OF THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF THE COMPANY HELD AT 1100 – 888 DUNSMUIR STREET, VANCOUVER, BRITISH COLUMBIA, ON JULY 14, 2000, AT 10:00 A.M.

Daniel B. Evans, a director of the Company, chaired the meeting and appointed Gillian Case, of McCullough O'Connor Irwin, the Company's solicitors, to act as secretary of the meeting.

The chair called the meeting to order.

APPOINTMENT OF SCRUTINEER

The chair appointed Marina Reyes of Montreal Trust Company of Canada to be scrutineer of the meeting.

The chair then requested all shareholders to deposit their proxies with the scrutineer.

QUORUM

The scrutineer reported that there were no shareholders present in person and that there were 18 shareholders represented by proxy holding 1,218,436 shares making a total of 1,218,436 shares represented by proxy.

The chair declared the meeting to be regularly called and properly constituted for the transaction of business.

NOTICE OF MEETING

The chair reported that the advance notice of meeting was published in the Province newspaper on May 18, 2000.

The scrutineer tabled the affidavit of Adeline Niccoli which showed that the notice of the meeting and the accompanying materials had been mailed to shareholders on June 8, 2000. This affidavit is annexed to these minutes.

CONDUCTING VOTING BY A SHOW OF HANDS

The chair stated that, to facilitate the progress of the meeting, voting would be conducted by a show of hands unless a poll was demanded. No member objected.

Upon motion duly made, the meeting then authorized the secretary of the Company and the solicitors of the Company to see to the destruction of the proxies returned for the meeting if no questions were raised concerning the meeting within three months of the meeting.

MINUTES OF LAST MEETING

Upon motion duly made, the reading of the minutes of the last general meeting of the Company on June 15, 1999 was dispensed with.

FINANCIAL STATEMENTS AND REPORT OF AUDITORS AND DIRECTORS

The meeting then considered the financial statements of the Company. Upon motion duly made, receipt of the financial statements for the year ended April 30, 2000 and the auditors' report was acknowledged by the meeting.

Upon motion duly made, the shareholders of the Company then approved the report of the directors, the financial statements of the Company for the year ended April 30, 2000 and the auditor's report on those statements.

ELECTION OF DIRECTORS

The chair declared the meeting open for nominations for directors and advised that management had nominated the following:

Douglas L. Mason
Daniel B. Evans
Benjamin Ainsworth
John B. Eichenauer

There were no further nominations and, upon motion duly made and seconded, the Company declared nominees elected by acclamation as directors of the Company to serve until the next annual general meeting or until their successors were appointed.

APPOINTMENT OF AUDITOR

Upon motion duly made, the Company appointed Davidson & Company as the Company's auditor to hold office until the close of the next annual general meeting and authorized the directors to fix the remuneration paid to the auditor.

IMPLEMENTATION OF STOCK OPTION PLAN

Upon motion duly made, the shareholders authorized the implementation of an employees' and directors' stock option plan, as set out in the section of the information circular headed "Matters to be Acted Upon – Implementation of Stock Option Plan".

COLUMBIA YUKON EXPLORATIONS INC.
(the "Company")

MINUTES OF THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF THE COMPANY HELD AT 1100 - 888 DUNSMUIR STREET, VANCOUVER, BRITISH COLUMBIA ON JUNE 15, 1999, AT 9:30 A.M.

Daniel B. Evans, a director of the Company, chaired the meeting and appointed Victor J. O'Connor, of McCullough O'Connor Irwin, the Company's solicitors, to act as secretary of the meeting.

The chair called the meeting to order.

APPOINTMENT OF SCRUTINEER

The chair appointed the Jeffrey Alexander of Montreal Trust Company of Canada to be scrutineer of the meeting.

The chair then requested all shareholders to deposit their proxies with the scrutineer.

QUORUM

The scrutineer reported that there were no shareholders present in person and that there were 69 shareholders represented by proxy holding 946,385 shares making a total of 946,385 shares represented by proxy.

The chair declared the meeting to be regularly called and properly constituted for the transaction of business.

NOTICE OF MEETING

The chair reported that the advance notice of meeting was published in the Province on April 20, 1999.

The scrutineer tabled the affidavit of Jessica De La Torre which showed that the notice of the meeting and the accompanying materials had been mailed to shareholders on May 18, 1999. This affidavit is annexed to these minutes.

CONDUCTING VOTING BY A SHOW OF HANDS

The chair stated that, to facilitate the progress of the meeting, voting would be conducted by a show of hands unless a poll was demanded. No member objected.

Upon motion duly made, the meeting then authorized the secretary of the Company and the solicitors of the Company to see to the destruction of the proxies returned for the meeting if no questions were raised concerning the meeting within three months of the meeting.

MINUTES OF LAST MEETING

Upon motion duly made, the reading of the minutes of the last general meeting of the Company on October 2, 1998 was dispensed with.

FINANCIAL STATEMENTS AND REPORT OF AUDITORS AND DIRECTORS

The meeting then considered the financial statements of the Company. Upon motion duly made, receipt of the financial statements for the year ended April 30, 1999 and the auditors' report was acknowledged by the meeting.

The chair then invited questions arising out of the financial statements and the report of the directors. There were no questions.

Upon motion duly made, the shareholders of the Company then approved the report of the directors, the financial statements of the Company for the year ended April 30, 1999 and the auditor's report on those statements.

ELECTION OF DIRECTORS

The meeting was advised that Company's Articles provide for a rotating board of directors whereby the directors are elected to serve three terms. The number of directors nominated by management at the meeting, in accordance with the Company's Articles, was one, and that management had nominated Douglas L. Mason. As no further nominations had been received, the Chairman declared Douglas L. Mason to be duly elected as a director of the Company to hold office until his term in office expires, or until his successor is elected or appointed, in accordance with the provisions of the Company's Articles.

APPOINTMENT OF AUDITOR

Upon motion duly made, the Company appointed Davidson & Company, Chartered Accountants as the Company's auditor to hold office until the close of the next annual general meeting and authorized the directors to fix the remuneration paid to the auditor.

PRIVATE PLACEMENT

The meeting was advised that the Company wishes to proceed with the completion of a private placement of 2,000,000 units at a purchase price of $0.15 per unit, with each unit being comprised of one common share and one share purchase warrant entitling the holder to purchase an additional common share of the Company at a purchase price of $0.21 per share on or before February 19, 2001. As disclosed in the Company's information circular delivered to shareholders in connection with the meeting, these units have been subscribed for by the Company's directors or their

affiliates. In accordance with the policies of The Alberta Stock Exchange, shareholder approval is required from disinterested shareholders. Upon motion duly made, it was resolved that the Company is authorized to proceed with the private placement of 2,000,000 units at $0.15 per unit on the terms previously described, subject to regulatory approval. In accordance with the policies of The Alberta Stock Exchange, shareholders representing 313,373 common shares abstained from voting on the resolution and, accordingly, the resolution was approved by a majority of disinterested shareholders.

RATIFICATION OF ACTS OF DIRECTORS AND OFFICERS

Upon motion duly made, the shareholders ratified all acts of the directors and officers of the Company on its behalf since the last annual general meeting of the Company as referred to in the financial statements of the Company and in the section of the information circular headed "Interest of Insiders in Material Transactions and Matters to be Acted Upon".

TERMINATION

There was no further business and, upon motion duly made, the meeting was terminated.

Daniel B. Evans, Chairman

Victor J. O'Connor, Secretary

COLUMBIA YUKON RESOURCES LTD.
(the "Corporation")

Minutes of the Annual and Special General Meeting of the members of the Corporation held at Suite 1100, 888 Dunsmuir Street, Vancouver, B.C., on October 2, 1998 at 10:00 a.m.

The meeting was called to order by Douglas L. Mason, President of the Corporation, and with the consent of the meeting, Mr. Mason acted as Chairman. The Chairman then appointed Victor J. O'Connor of McCullough O'Connor Irwin to act as Recording Secretary of the meeting and Jeff Alexander of Montreal Trust to act as the Scrutineer.

The Secretary tabled a Notice calling the meeting and produced a declaration proving the due mailing of the Notice, Information Circular, Proxy, and the financial statements as at April 31, 1998 and the auditor's report thereon.

The scrutineer reported that 2 members were present in person at this meeting holding 400,000 shares in the capital of the Corporation and that there were 37 members represented by proxy at the meeting holding in the aggregate 5,499,207 shares in the capital of the Corporation for an aggregate of 38 registered shareholders in person and by proxy representing a total of 5,899,207 shares or 20.16% of the total outstanding shares.

The Chairman declared that the meeting had been regularly called, that a quorum of the members of the Corporation was present either in person or by proxy and that therefore the meeting was properly constituted for the transaction of business. The Chairman stated that voting would be conducted by a show of hands by registered shareholders unless a poll was demanded.

1. MINUTES OF THE PREVIOUS MEETING

The Secretary presented the minutes of the Special General Meeting held on February 12, 1998. UPON MOTION duly made, seconded and carried, IT WAS RESOLVED THAT the reading of the minutes of the Extraordinary General Meeting held on February 12, 1998, be dispensed with and that the minutes of the said meeting be taken as read and approved.

2. FINANCIAL STATEMENTS

The Chairman presented to the meeting:

(a) the audited financial statements of the Corporation for the period ended April 30, 1998; and

(b) the auditor's report on the financial statements; and

(c) the report of the directors.

The Secretary confirmed that the financial statements and the auditor's report thereon had been mailed or delivered to each member. UPON MOTION duly made and carried, IT WAS RESOLVED THAT the financial statements for the fiscal year ending April 30, 1998, consisting of a consolidated balance sheet, a consolidated statement of operations and deficit, a consolidated statement or changes in financial position, in each case with comparative figures for the preceding fiscal year, together with the notes, the auditor's report and the report of the directors be received.

3. ELECTION OF DIRECTORS

UPON MOTION duly made and carried, IT WAS RESOLVED THAT the number of directors for the ensuing year is fixed at five.

The Chairman then stated it was in order to proceed with the election of directors and declared the meeting open for nominations.

The following were nominated by management:

Daniel B. Evans
John B. Eichenauer

There being no further nominations, the Chairman declared the nominations closed and no member having demanded a poll, the Chairman declared those nominated to be duly elected by acclamation directors of the Corporation, Daniel B. Evans for a term of office expiring at the third succeeding annual general meeting of shareholders and John B. Eichenauer for a term of office expiring at the second succeeding annual general meeting of shareholders.

4. APPOINTMENT OF AUDITORS

UPON MOTION duly made and carried, IT WAS RESOLVED THAT Davidson & Company, Chartered Accountants, are appointed as auditors of the Corporation for the ensuing year and that the board of directors of are authorized to fix the remuneration of the auditors.

5. CONSOLIDATION OF SHARES

UPON MOTION duly made and carried, IT WAS RESOLVED as a special resolution that:

1. Part 2 of the Articles of the Corporation be amended pursuant to section 167(1) of the *Business Corporation Act* (Alberta) and restated, as required, such that the issued and

outstanding Common Shares of the Corporation be consolidated on the basis of one (1) Common Share for every seven (7) Common Shares outstanding immediately prior to the issuance of the Certificate of Amendment giving effect to the consolidation;

2. shareholders shall not be entitled to receive fractional shares as a result of the consolidation and the number of Common Shares issuable on the consolidation shall be rounded to the nearest whole number of Common Shares;

3. any one director or officer be and is hereby authorized to execute any and all agreements, documents and other writings and perform such acts, including, without limitation, delivering the Articles of Amendment and Restated Articles of Incorporation pursuant to the provisions of the *Business Corporations* Act (Alberta), as may be necessary to give effect to this special resolution; and

4. notwithstanding the above, the Board of Directors may, in their sole discretion decide to delay or not to proceed with the said consolidation.

6. CHANGE OF NAME

UPON MOTION duly made and carried, IT WAS RESOLVED as a special resolution that:

1. the board of directors be and is hereby authorized to amend and restate, as required, the Articles of the Corporation to change the name of the Corporation to Columbia Yukon Explorations Inc. or such other name that it in its sole discretion determines is appropriate and which any regulatory body having jurisdiction may accept;

2. the board of directors, in its sole discretion, may act upon this resolution to effect a change of name or, if deemed appropriate, may choose not to act on this resolution;

3. any one or more directors or officers be and are hereby authorized, upon the board of directors resolving to give effect to this resolution, to take all necessary steps and proceedings, and to execute and deliver and file any and all applications, declarations, documents and other instruments and do all such other acts and things (whether under corporate seal of the Corporation or otherwise) including the Articles of Amendment and Restated Articles of Incorporation pursuant to the provisions of the *Business Corporations Act* (Alberta) that may be necessary or desirable to give effect to the provisions of this special resolution; and

4. notwithstanding the above, the Board of Directors may, in their sole discretion decide to delay or not to proceed with the said change of name.

7. CONTINUANCE UNDER THE *COMPANY ACT* (BRITISH COLUMBIA)

UPON MOTION duly made and carried, IT WAS RESOLVED, as a special resolution that:

1. the board of directors be and is hereby authorized to make application for continuance of the Corporation under *the Company Act* (British Columbia);

2. the board of directors, in its sole discretion, may act upon this resolution to make application for continuance or, if deemed appropriate, may choose not to act on this resolution; and

3. any one or more directors or officers be and is hereby authorized, upon the board of directors resolving to give effect to this resolution, to take all necessary steps and proceedings, and to execute and deliver and file any and all applications, declarations, documents and other instruments and do all such other acts and things (whether under corporate seal of the Corporation or otherwise) that may be necessary or desirable to give effect to the provisions of this special resolution.

DOUGLAS L. MASON
Chairman

7. CONTINUANCE UNDER THE *COMPANY ACT* (BRITISH COLUMBIA)

UPON MOTION duly made and carried, IT WAS RESOLVED, as a special resolution that:

1. the board of directors be and is hereby authorized to make application for continuance of the Corporation under *the Company Act* (British Columbia);

2. the board of directors, in its sole discretion, may act upon this resolution to make application for continuance or, if deemed appropriate, may choose not to act on this resolution; and

3. any one or more directors or officers be and is hereby authorized, upon the board of directors resolving to give effect to this resolution, to take all necessary steps and proceedings, and to execute and deliver and file any and all applications, declarations, documents and other instruments and do all such other acts and things (whether under corporate seal of the Corporation or otherwise) that may be necessary or desirable to give effect to the provisions of this special resolution.

DOUGLAS L. MASON
Chairman

OFFICER'S CERTIFICATE

Pursuant to the agency agreement (the "Agency Agreement") dated for reference October 20, 1998 between **COLUMBIA YUKON EXPLORATIONS INC.** (the "Corporation") and **GLOBAL SECURITIES CORPORATION** (Capitalized terms used herein unless otherwise defined have the meanings ascribed thereto in the Agency Agreement)

TO: Global Securities Corporation (the "Agent")

AND TO: Ogilvie and Company

AND TO: Gowling, Strathy & Henderson

The undersigned, Douglas L. Mason, signing in my capacity as President of the Corporation and not in my personal capacity, hereby certify to the best of my knowledge, information and belief, after having made due inquiry, that:

1. Any and all agreements pursuant to which the Corporation holds any interest in its material properties, business or assets are in good standing in all material respects according to their terms and in full force and effect, there has not been any default in any obligation to be performed thereunder and the properties are in good standing in all material respects under the applicable laws of the jurisdictions in which they are situated.

2. There has been no adverse material change, financial or otherwise, in the assets, liabilities (contingent or otherwise), business, financial condition, properties, operations or capital of the Corporation since the date of the Prospectus which has not been generally and publicly disclosed and specifically communicated to the Agent and its legal counsel.

3. The Corporation does not have any contingent liabilities out of the ordinary course of business which are of a nature material to the Corporation or its subsidiaries, except as disclosed generally and publicly and specifically communicated to the Agent and its legal counsel.

4. To our knowledge, there are no actions, suits, proceedings or inquiries pending or threatened against or affecting the Corporation at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau or agency, domestic or foreign, which may in any way materially and adversely affect the Corporation.

5. No order ceasing or suspending trading in securities of the Corporation or prohibiting the sale of such securities has been issued to the Corporation or its directors, officers or promoters or to any reporting companies that have common directors, officers or promoters and no proceedings for such purposes are pending or threatened.

6. The execution and delivery of the Agency, nor the fulfilment of or compliance with the terms of the Agency Agreement by the Corporation, nor the creation, issuance and distribution of the Securities by the Corporation does not and will not conflict with or result in a breach of or constitute a default under or result in a violation of, whether after notice or lapse of time or both, any of the terms, conditions or provisions of the constating documents or resolutions of the Corporation or any material licence or permit issued to the Corporation or any material agreement or instrument to which the Corporation is a party or by which it is bound or any order, decree, statute, by-law, regulation, covenant or restriction applicable to the Corporation or any of its assets.

7. The Corporation is not presently in default in the performance of any covenant or obligation contained in any indenture or other agreement which creates, evidences or secures the indebtedness of the Corporation.

8. The Corporation has complied in all material respects with all terms and conditions of the Agency Agreement on its part to be complied with at or prior to the Time of Closing.

9. The representations and warranties contained in the Agency are true and correct as of the Time of Closing.

10. The Agency Agreement have been duly authorized by and on behalf of the Corporation.

11. The Corporation is a "reporting issuer" in Alberta and British Columbia and is not in default of any of the filing requirements under the *Securities Act* (Alberta) and the *Securities Act* (British Columbia).

DATED at Vancouver, this 30th day of December, 1998.

Douglas L. Mason

CERTIFIED EXTRACT OF MINUTES OF A SPECIAL MEETING OF SHAREHOLDERS OF COLUMBIA YUKON RESOURCES LTD.

I, **Douglas L. Mason,** President of **Columbia Yukon Resources Ltd.**, hereby certify that as of FEBRUARY 18, 1998 that the following is a true copy of an extract from the Minutes of a Special Meeting of Shareholders of the Corporation, held on the 12th day of February, 1998, and that the said Minutes have not been rescinded or amended and are still in full force and effect.

"**APPOINTMENT OF SECRETARY AND SCRUTINEERS**

The Chairman called the Meeting to order and requested the approval of the shareholders for Michael J. Perkins, Counsel to the Corporation, to act as Secretary of the Meeting and Brenda Davis and Marina St. Denise of Montreal Trust Company of Canada to act as scrutineers.

No Shareholder objected to any of the foregoing.

NOTICE OF MEETING

The Secretary tabled proof of service of the Notice of Meeting, Instrument of Proxy, Information Circular and accompanying documents to the shareholders of the Corporation.

The Secretary produced a Declaration of Mailing proving the due mailing to the shareholders of the Notice, Instrument of Proxy, Information Circular and accompanying documents.

The Secretary advised that a copy of the Notice of Meeting with proof of service would be attached to these minutes.

QUORUM

The Chairman advised the Meeting that a quorum for the Special General Meeting of Shareholders, as prescribed by the By-laws of the Corporation, is two or more individuals, each of whom is entitled to vote at the Meeting and who hold or represent by proxy not less than ten (10%) of the issued and outstanding common shares of the Corporation. The Secretary also noted that the Scrutineers Report had been received and that it showed that there were present in person and by proxy, 29 Shareholders representing, in total, 2,865,185 common shares, or 14.2% of the issued and outstanding common shares of the Corporation.

MEETING REGULARLY CONSTITUTED

The Chairman declared that the meeting was regularly called and properly constituted for the transaction of business as set forth in the Notice of Meeting.

APPROVAL OF ACQUISITION OF LIBERTY BELL MINING COMPANY ("LBM") THROUGH THE MERGER OF COLUMBIA YUKON RESOURCES EXPLORATION INC. AND LIBERTY BELL MINING COMPANY

The Chairman advised that the first item of business was to approve and adopt a resolution regarding the acquisition of Liberty Bell Mining Company through the merger of Columbia Yukon Exploration Inc. and Liberty Bell Mining Company, as fully set out in the Management Information Circular prepared for the purpose of the Meeting.

In anticipation of the approval of the ASE, the Corporation has obtained the approval of holders of the common shares of the Corporation by the affirmative vote of the "majority of the minority" of votes cast by holders of common shares. For purposes hereof, "majority of the minority" means all common shareholders of the Corporation other than common shareholders of the Corporation who also own, directly or indirectly, or who exercise control or direction over common shares of the Corporation, Liberty Bell Mining Company other related parties. The Direction of Proxy Votes prepared by Montreal Trust Company of Canada, attached hereto, has now been received and it shows that approval of the majority of the minority shareholders has been obtained.

ON MOTION BY JOHN PAUL MARTIN, SECONDED BY DOUGLAS L. MASON AND DULY CARRIED:

BE AND IT IS HEREBY RESOLVED as an ordinary resolution of the Corporation that:

1. the Acquisition Agreement among Liberty Bell Mining Company, Columbia Yukon Exploration Inc. and the Corporation and the Acquisition and Merger contemplated therein, all as more particularly set forth and disclosed in the management information circular prepared for the purpose of the Meeting of the shareholders of the Corporation, is hereby confirmed, ratified and approved;

2. the execution and delivery of the Acquisition Agreement and all related and ancillary documents thereto is hereby ratified and approved;

3. in consideration of the Acquisition and Merger, the Corporation is authorized to issue up to and including 6,751,600 Common Shares in the capital of the Corporation at a deemed price of $0.20 per Common Share;

4. pursuant to the Corporation's stock option plan and in conjunction with the Acquisition and Merger, the Corporation is authorized to grant to directors and

officers of the newly merged LBM and consultants of the Corporation, stock options to purchase up to 675,160 Common Shares in the capital of the Corporation, having an exercise price of $0.25 per Common Share and exercisable on or before five (5) years from the date of issue.

5. any one director or officer of the Corporation be and is hereby authorized on behalf of and in the name of the Corporation, to take all necessary steps and proceedings, to execute, deliver and to file any and all declarations, agreements, merger agreements, documents and other instruments and to do all such other acts and things of whatsoever nature (whether under corporate seal of the Corporation or otherwise) that may be necessary or desirable to give effect to the Acquisition and Merger and to the provisions of these resolutions; and

6. notwithstanding the foregoing, the board of directors of the Corporation be and are hereby authorized to exercise their discretion as circumstances may require, and to revoke this resolution before it is acted upon without requiring further approval of the shareholders of the Corporation in that regard.

AMENDMENT TO THE ARTICLES OF THE CORPORATION

The Chairman advised that the next item of business was to approve and adopt a special resolution to amend the Articles of the Corporation to provide for shareholder meetings to be held in the Greater Vancouver Regional District, in the Province of Alberta, as well as anywhere in Alberta, as fully set out in the Management Information Circular prepared for the purpose of this Meeting.

ON MOTION BY JOHN PAUL MARTIN, SECONDED BY DOUGLAS L. MASON AND DULY CARRIED:

BE AND IT IS HEREBY RESOLVED as a special resolution of the Corporation that:

1. Item 6 of the Articles of Incorporation of the Corporation, as amended, are hereby amended by adding the following thereto:

   "Meetings of the shareholders shall be held at any place within the Province of Alberta as the board of directors may by resolution determine, or in the alternative, at any place within the Greater Vancouver Regional District, in the Province of British Columbia, as the board of directors may by resolution determine."

2. any one director or officer of the Corporation is hereby authorized and directed to

execute and deliver any and all applications, declarations, documents and other instruments and do all such other acts and things that may be necessary or desirable to give effect to the provisions of these resolutions, provided that the board of directors of the Corporation may revoke the foregoing special resolutions in whole or part, before they are acted without further approval of the shareholders of the Corporation.

ADJOURNMENT OF MEETING

There being no further business, the Chairman called for a motion to adjourn the meeting.

ON MOTION BY JOHN PAUL MARTIN, SECONDED BY DOUGLAS L. MASON AND DULY CARRIED:

BE AND IT IS HEREBY RESOLVED THAT the meeting terminate."

DATED as of the date above written.

Douglas L. Mason
President

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MINUTES OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF **COLUMBIA YUKON RESOURCES LTD.** HELD ON JULY 3, 1997, IN THE WATERTON ROOM, AT THE WESTIN HOTEL, CALGARY, ALBERTA, AT 1:30 P.M.

PRESENT:

In Total: 2 Shareholders, in person, representing, in person or by proxy, 3,393,733 shares or 17% of the total outstanding shares of the Corporation.

Michael J. Perkins acted as Chairman and Secretary of the Meeting.

APPOINTMENT OF SECRETARY AND SCRUTINEERS

The Chairman called the meeting to order and requested the approval of the shareholders for Sangita Prasad and Craig Fisher to act as scrutineers. The Chairman informed the meeting that Sangita Prasad and Craig Fisher represented Montreal Trust Company of Canada, the Registrar and Transfer Agent for the Corporation.

No Shareholder objected to any of the foregoing.

NOTICE OF MEETING

The Chairman produced a Declaration of Mailing proving the due mailing to the Shareholders of the Notice of Meeting, Instrument of Proxy, Financial Statements, Information Circular and accompanying documents and advised that same would be attached to these minutes.

QUORUM

The Chairman advised the meeting that a quorum for the Annual General Meeting of shareholders, as prescribed in the By-laws of the Corporation, are two or more shareholders present in person, representing in person or by proxy not less than ten (10%) percent of the issued shares of the Corporation. The Chairman also noted that the scrutineers' report had been received and that it reflected that there were present at the meeting in person 2 shareholders, representing, in person or by proxy, 3,393,733 shares, or 17% of the total number of shares entitled to vote at the meeting. The Chairman directed that a summary of the scrutineer's report for shareholders be attached to these minutes.

MEETING REGULARLY CONSTITUTED

The Chairman declared that the meeting was regularly called and properly constituted for the transaction of business as set forth in the Notice of Meeting.

READING OF MINUTES OF LAST MEETING

The Chairman requested for a motion to adopt the minutes of the last meeting of the shareholders held on June 13, 1996, as if read and confirmed.

ON MOTION BY MICHAEL S. GUSTAVSON, SECONDED BY MICHAEL J. PERKINS AND DULY CARRIED:

BE AND IT IS HEREBY RESOLVED THAT the minutes of the meeting of shareholders held on June 18, 1996, be taken as read and confirmed.

READING OF THE AUDITOR'S REPORT AND BALANCE SHEET, STATEMENT OF EARNINGS, RETAINED EARNINGS AND CHANGES IN FINANCIAL POSITION

The Chairman advised that the next item of business was the presentation of the Auditor's Report and Financial Statements, for the fiscal year ended April 30, 1997. Copies of the foregoing have been mailed to each registered Shareholder. The Chairman requested a motion to dispense with the reading of the Auditor's Report and Financial Statements, for the fiscal year ended April 30, 1997.

ON MOTION BY MICHAEL S. GUSTAVSON, SECONDED BY MICHAEL J. PERKINS AND DULY CARRIED:

BE AND IT IS HEREBY RESOLVED THAT the reading of the Auditor's Report and the Financial Statements, for the fiscal year ended April 30, 1997, be dispensed with and same be adopted and approved as if read.

BOARD OF DIRECTORS

The Chairman advised that at the last annual meeting of shareholders held on June 18, 1996, the shareholders resolved to fix the board of directors at four (4) members. For this forthcoming year, it is proposed that the board of directors shall once again consist of four (4) members. The Chairman requested a motion to fix the board of directors at four (4) members.

ON MOTION BY MICHAEL S. GUSTAVSON, SECONDED BY MICHAEL J. PERKINS AND DULY CARRIED:

BE AND IT IS HEREBY RESOLVED THAT the board of directors of the Corporation shall be fixed at four (4) members.

ELECTION OF DIRECTORS

The Chairman advised that at a meeting held on June 18, 1996, the shareholders of the Corporation adopted a special resolution to amend the Articles and Bylaws of the Corporation to provide for the election and retirement of the directors of the Corporation in rotation. At the same meeting, Daniel B. Evans was elected as a director to hold a term of office expiring at the next succeeding annual meeting of shareholders; Michael S. Gustavson was elected as a director for a term of office expiring at the second succeeding annual meeting of shareholders; and Douglas L. Mason was elected for a term of office expiring at the third succeeding annual meeting of shareholders. Accordingly, the Chairman advised the meeting that there was one vacancy available for election to the board of directors at this time.

Michael J. Perkins rose and nominated Benjamin Ainsworth for election as a Director of the Corporation to hold office for the next ensuing three years unless his office is earlier vacated in accordance with the Articles and By-laws of the Corporation.

The Chairman then asked if there were any further nominations.

There being no further nominations the Chairman declared the nominations closed. The Chairman then asked who were in favour of the election of those nominated. The Chairman then declared Benjamin Ainsworth to be duly elected as a Director of the Corporation, to hold office until the third succeeding annual election of Directors unless his office is vacated or a successor is appointed in accordance with the Articles and Bylaws of the Corporation.

APPOINTMENT OF AUDITORS

The Chairman advised that the next item of business was the appointment of Auditors. The Chairman then requested a motion with regard to the appointment of Auditors until the next Annual Meeting, and that this motion provide that the auditors remuneration be fixed by the Board of Directors.

ON MOTION BY MICHAEL S. GUSTAVSON, SECONDED BY MICHAEL J. PERKINS AND DULY CARRIED:

BE AND IT IS HEREBY RESOLVED THAT Davidson & Company, Chartered Accountants, Vancouver, British Columbia, be and they are hereby appointed as auditors of the Corporation until the next Annual Meeting or until a successor is appointed, and that their remuneration be fixed by the Board of Directors.

ADJOURNMENT OF MEETING

There being no further business, the Chairman called for a motion to adjourn the meeting.

ON MOTION BY MICHAEL S. GUSTAVSON, SECONDED BY MICHAEL J. PERKINS AND DULY CARRIED:

BE AND IT IS HEREBY RESOLVED THAT the meeting adjourn.

APPROVED:

CHAIRMAN/SECRETARY
Michael J. Perkins

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MINUTES OF THE ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF **COLUMBIA YUKON RESOURCES LTD.** HELD IN THE WATERTON, AT THE WESTIN HOTEL, AT 320 - 4TH AVENUE S.W., CALGARY, ALBERTA, ON TUESDAY, JUNE 18, 1996, AT 1:30 P.M.

PRESENT:

In Total: 3 Shareholders, in person or by proxy, representing 2,414,456

Douglas L. Mason acted as Chairman of the Meeting.

APPOINTMENT OF SECRETARY AND SCRUTINEERS

The Chairman called the meeting to order and requested the approval of the shareholders for Michael J. Perkins, legal counsel on behalf of the Corporation to act as Secretary of the meeting and Sangita Prasad and Laine Peters to act as scrutineers. The Secretary informed the meeting that Sangita Prasad and Laine Peters represented Montreal Trust Company of Canada, the Registrar and Transfer Agent for the Corporation.

No Shareholder objected to any of the foregoing.

NOTICE OF MEETING

The Secretary produced a Declaration of Mailing proving the due mailing to the Shareholders of the Notice, Instrument of Proxy, Financial Statements, Management Information Circular and accompanying documents.

The Secretary advised that a copy of the Notice of Meeting with proof of service would be attached to these minutes.

QUORUM

The Chairman advised the meeting that a quorum for the Annual and Special General Meeting of Shareholders, as prescribed in the By-laws of the Corporation, are two shareholders present in person, representing in person or by proxy, not less than ten (10%) percent of the issued and outstanding voting shares of the Corporation. The Chairman also noted that the scrutineers' report had been received and that it reflected that there were present in person and by proxy, 3 shareholders representing, in total, 2,414,456 shares, or 24% of the total number of shares entitled to vote at the meeting. The Chairman directed that a summary of the scrutineer's report for shareholders be attached to these minutes.

MEETING REGULARLY CONSTITUTED

The Chairman declared that the meeting was regularly called and properly constituted for the transaction of business as set forth in the Notice of Meeting.

READING OF MINUTES OF LAST MEETING

The Chairman requested a motion to dispense with the reading of the minutes of the last meeting of the shareholders held on June 26, 1995.

ON MOTION BY MICHAEL J. PERKINS, SECONDED BY KATHRYN E. WILLIAMS AND DULY CARRIED:

BE AND IT IS HEREBY RESOLVED THAT the minutes of the meeting of shareholders held on June 25, 1995 be taken as read and confirmed.

FINANCIAL STATEMENTS

The Chairman advised that the next item of business was the presentation of the audited Financial Statements for the fiscal year ended April 30, 1996 and the reading of the Auditor's Report. Copies of the foregoing have been mailed to each registered Shareholder. The Chairman requested a motion to dispense with the reading of the Auditor's Report.

ON MOTION BY MICHAEL J. PERKINS, SECONDED BY KATHRYN E. WILLIAMS AND DULY CARRIED:

BE AND IT IS HEREBY RESOLVED THAT the reading of the Auditor's Report in and Financial Statements for the fiscal year ended April 30, 1996, is hereby dispensed with and same be adopted and approved as if read.

BOARD OF DIRECTORS

The Chairman advised that for this forthcoming year, the Corporation proposed that the board of directors shall consist of four (4) members. The Secretary requested a motion to fix the board of directors at four (4) members.

ON MOTION BY MICHAEL J. PERKINS, SECONDED BY KATHRYN E. WILLIAMS AND DULY CARRIED:

BE AND IT IS HEREBY RESOLVED THAT the board of directors of the Corporation shall be fixed at four (4) members.

SPECIAL RESOLUTION

The Chairman advised that the next item of business was the approval of a special resolution to amend the Articles of the Corporation to provide for the election and retirement of directors in rotation and provisions governing the removal of directors at a special meeting of the shareholders of the Corporation, all as more particularly described in the Management Information Circular.

ON MOTION BY MICHAEL J. PERKINS, SECONDED BY KATHRYN E. WILLIAMS AND DULY CARRIED:

BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE CORPORATION AS FOLLOWS:

1. The Articles of the Corporation are amended as follows:

A. By the addition to Article 6 of the Articles of Incorporation filed May 3, 1984 of the following provisions:

"The following provisions apply to the Corporation:

1. **Rotating Board**

   a. As used in this paragraph (1), the term "whole board of directors" means the total number of directors which the Corporation would have if there were no vacancies.

   b. The board of directors shall be divided into 3 classes, as nearly equal in number as the then total number of directors constituting the whole board of directors permits, with the term of office of one class expiring at the annual meeting of shareholders of each year.

   c. At the annual meeting of shareholders held in 1996 directors of the first class shall be elected to hold office for a term expiring at the next succeeding annual meeting of shareholders, directors of the second class shall be elected to hold office for a term expiring at the second succeeding annual meeting of shareholders and directors of the third class shall be elected to hold office for a term expiring at the third succeeding annual meeting of shareholders.

   d. At each annual meeting of shareholders the successors to the class of directors whose term shall then expire shall be elected to hold office for a term expiring at the third succeeding annual meeting of shareholders.

2. Vacancies

   a. A quorum of the directors may appoint a person to fill any vacancy among the directors except a vacancy

      (1) resulting from an increase in the number or minimum number of directors,

      (2) resulting from a failure by the shareholders to elect the number or minimum number of directors required by the articles, or

(3) which is filled by the shareholders as provided in section 4 of this paragraph (1).

b. A director elected or appointed to fill a vacancy among the directors shall hold office for the unexpired term of his predecessor.

3. **Removal of Directors**

a. The shareholders may only remove a director from office by ordinary resolution at a special meeting of shareholders at which the holders of 70% or more of the outstanding shares in the capital of the Corporation entitled to vote generally for the election of directors are present in person or represented by proxy.

b. No director may be removed from office by an ordinary resolution of shareholders at a general or special meeting of shareholders at which at the time the vote on the ordinary resolution takes place the holders of 70% or more of the outstanding shares in the capital of the Corporation entitled to vote generally in the election of directors are not present in person or represented by proxy.

c. Where a director is removed from office in accordance with this section, the shareholders may by ordinary resolution at such special meeting elect a person to fill the vacancy created by the removal of such director, failing which it may be filled by the directors.

d. A resolution to remove a director from office may not be made at any meeting of shareholders unless prior notice in writing of the resolution has been given to the Corporation, delivered or mailed by first-class mail, postage prepaid, and received by the Secretary of the Corporation not less than 14 days nor more than 50 days prior to such meeting of shareholders.

4. **Nominations for the Election of Directors.**

a. Nominations for the election of directors may be made by the board of directors or by any shareholder entitled to vote for the election of directors.

b. Such nominations must be made by notice in writing to the Corporation, delivered or mailed by first-class mail, postage prepaid, and received by the Secretary not less than 14 days nor more than 50 days prior to any meeting of the shareholders called for the election of directors.

c. Each notice under this subparagraph 4 shall set forth

(1) the name, age, business address and residence address of each nominee proposed in such notice,

(2) the principal occupation or employment of such nominee for the preceding 5 years,

(3) the number of shares in the capital of the Corporation which are beneficially owned by such nominee, and

(4) a declaration by each such nominator and nominee that such nominee has not been found by a court in Canada or elsewhere to be of unsound mind and does not have the status of bankrupt.

d. The Chairman of the meeting may, in his sole discretion, determine and declare to the meeting that a nomination was not made in accordance with the foregoing procedure, and if he should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded.

5. **Amendment of Article 6 and By-Law Number 2**

a. Notwithstanding any other provisions of the Corporation's articles or by-laws (and notwithstanding the fact that some lesser percentage may be specified by law, the Corporation's articles or by-laws), the affirmative vote of the holders of 70% or more of the outstanding shares in the capital of the Corporation entitled to vote shall be required to amend, alter, change or repeal this Article 6 of the Corporation's articles as in effect upon filing of the Articles of Amendment and receipt of the Certificate of Amendment under the *Business Corporations Act* (Alberta) in respect hereto or By-Law Number 2 of the Corporation's by-laws."

2. Any officer or director of the Corporation be and is hereby authorized for, on behalf of and in the name of the Corporation to execute and deliver, under corporate seal or otherwise, Articles of Amendment and all other documents and instruments and to take such other actions as he may determine necessary or advisable to give effect to the foregoing special resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions; and

3. Notwithstanding that this resolution has been duly passed by the holders of the common shares of the Corporation, the directors of the Corporation are hereby authorized and empowered, if they decide not to proceed with the amendment to the Articles of the Corporation to revoke these special resolutions at any time prior to the proposed effective date of the amendment to the Articles of the Corporation without further notice to or approval of the shareholders of the Corporation.

ORDINARY RESOLUTION TO REPEAL CERTAIN PROVISIONS OF BY-LAW NUMBER 1

The Chairman advised the meeting that the next item of business was to approve, confirm and adopt an ordinary resolution to repeal paragraph 4(b) - "Election and Term", paragraph 4(7) - "Removal of Directors" and paragraph 4(10) - "Filling Vacancies" of By-Law Number 1 of the By-Laws of the Corporation, all as more particularly described in the Management Information Circular.

ON MOTION BY MICHAEL J. PERKINS, SECONDED BY KATHRYN E. WILLIAMS AND DULY CARRIED:

BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE CORPORATION AS FOLLOWS:

1. Paragraph 4(b) of By-Law Number 1 of the By-Laws of the Corporation which presently states:

"4(b) Election and Term

Each Director named in the notice of directors filed at the time of incorporation holds office from the issue of the certificate of incorporation until the first meeting of Shareholders. The Shareholders are to elect Directors by ordinary resolution at the first meeting of Shareholders and at each succeeding annual meeting at which an election of Directors is required. The elected Directors are to hold office for a term expiring not later than the close of the next annual meeting of Shareholders following the election. A Director not elected for an expressly stated term ceases to hold office at the close of the first annual meeting of Shareholders following the Director's election. If Directors are not elected at a meeting of Shareholders, the incumbent Directors continue in office until their respective successors are elected."

be repealed in its entirety.

2. Paragraph 4(7) of By-Law Number 1 of the By-Laws of the Corporation which presently states:

"4(7) Removal of Directors

The Shareholders may by ordinary resolution passed at a special meeting of Shareholders remove a Director from office. Any vacancy created by the removal of a Director may be filled at the meeting at which the Director was removed, failing which the vacancy may be filled by a quorum of Directors."

be repealed in its entirety.

3. Paragraph 4(10) of By-Law Number 1 of the By-Laws of the Corporation which presently states:

"4(10) Filling Vacancies

A quorum of Directors may fill a vacancy in the Board, except a vacancy resulting from an increase in the number or minimum number of Directors or from a failure to elect the number or minimum number of Directors required by the Articles. If there is not a quorum of Directors, or if there has been a failure to elect the number or minimum number of Directors required by the Articles, the Directors then in office must immediately call a special meeting of Shareholders to fill the vacancy. If the Directors fail to call a meeting, or if there are no Directors then in office, the meeting may be called by any Shareholder."

be repealed in its entirety.

4. Any officer or director of the Corporation be and is hereby authorized for, on behalf of and in the name of the Corporation to execute and deliver, under corporate seal or otherwise, a revised By-Law Number 1 and all other documents and instruments and to take such other actions as he may determine necessary or advisable to give effect to the foregoing ordinary resolutions and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions; and

5. Notwithstanding that this resolution has been duly passed by the holders of the common shares of the Corporation, the directors of the Corporation are hereby authorized and empowered, if they decide not to proceed with the amendment to By-Law Number 1 of the Corporation to revoke these ordinary resolutions at any time prior to the proposed effective date of the amendment to By-Law Number 1 of the Corporation without further notice to or approval of the shareholders of the Corporation.

ORDINARY RESOLUTION TO CONFIRM THE ADOPTION OF BY-LAW NUMBER 2

The Chairman advised the meeting that the next item for consideration was the approval of the ordinary resolution to approve, confirm and adopt By-Law Number 2 of the Corporation providing for the election and retirement of directors in rotation and provisions governing the removal of directors at a special meeting of shareholders of the Corporation, all as more particularly described in the Management Information Circular.

ON MOTION BY MICHAEL J. PERKINS, SECONDED BY KATHRYN E. WILLIAMS AND DULY CARRIED:

BE AND IT IS HEREBY RESOLVED as an ordinary resolution that:

1. In accordance with Section 98(2) of the *Business Corporations Act* (Alberta), the form of By-Law Number 2 as presented to this meeting and attached as Schedule "C" to the management information circular of the Corporation prepared for the purposes of this meeting, is hereby approved, ratified and confirmed; and

2. The approval and adoption of By-Law Number 2 in the form as presented to this meeting and attached as Schedule "C" to the management information circular prepared for the purposes of this meeting, shall be evidenced by the execution

thereof by any one director or officer of the Corporation and any one director or officer of the Corporation is hereby authorized and empowered to do all such things, carried out all actions, and execute all instruments and documents as in his opinion may be necessary to carry out the foregoing resolutions.

ELECTION OF DIRECTORS

The Chairman advised that it was now in order to proceed with the election of directors and the term of office each such director shall hold.

Michael J. Perkins rose and the following persons were nominated:

BENJAMIN AINSWORTH	-	with a term of office expiring at the next succeeding annual meeting of shareholders;
DANIEL B. EVANS	-	with a term of office expiring at the second succeeding annual meeting of shareholders
MICHAEL S. GUSTAVSON	-	with a term of office expiring at the third succeeding annual meeting of shareholders
DOUGLAS L. MASON	-	with a term of office expiring at the third succeeding annual meeting of shareholders

for election as directors of the Corporation.

The Chairman then asked if there were any further nominations.

There being no further nominations, the Chairman declared the nominations closed. The Chairman then asked who were in favour of the election of those nominated. The Chairman then declared the those nominated to be duly elected directors of the Corporation, to hold office for the respective indicated term unless their office is vacated or a successor is appointed in accordance with the Articles of the Corporation.

APPOINTMENT OF AUDITORS

The Chairman advised that the next item of business was the appointment of auditors. The Chairman then requested a motion with regard to the appointment of auditors until the next Annual Meeting, and that this motion provide that the auditors remuneration be fixed by the board of directors.

ON MOTION BY MICHAEL J. PERKINS, SECONDED BY KATHRYN E. WILLIAMS AND DULY CARRIED:

BE AND IT IS HEREBY RESOLVED THAT Davidson & Company, Chartered Accountants, of Vancouver, British Columbia, be and they are hereby appointed as auditors

of the Corporation until the next Annual Meeting or until a successor is appointed, and that their remuneration be fixed by the board of directors.

ADJOURNMENT OF MEETING

There being no further business, the Chairman called for a motion to adjourn the meeting.

ON MOTION BY MICHAEL J. PERKINS, SECONDED BY KATHRYN E. WILLIAMS AND DULY CARRIED:

BE AND IT IS HEREBY RESOLVED THAT the meeting adjourn.

APPROVED:

CHAIRMAN
Douglas L. Mason

SECRETARY
Michael J. Perkins

Article;

6

CORPORATE ACCESS NUMBER: 203150172


Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

DISCONTINUANCE

COLUMBIA YUKON EXPLORATIONS INC.
CONTINUED FROM ALBERTA TO BRITISH COLUMBIA ON 1999/03/18.

04 FEB 11 AM 7:21


REGISTRAR OF
CORPORATIONS



Ministry of Finance
Corporate and Personal
Property Registries

PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
www.fin.gov.bc.ca/registries

ANNUAL REPORT
(Form 16)

Incorporation Number:
C0581772

Filed and Registered on June 26, 2003

Company Name:
COLUMBIA YUKON EXPLORATIONS INC.

Registered Office Address:

C/O MCCULLOUGH O'CONNOR IRWIN
1100 - 888 DUNSMUIR STREET
VANCOUVER BC
V6C3K4

Date of Incorporation, Amalgamation or Continuation:
March 18, 1999

Date of Annual Report:
March 18, 2003

This Company is a Reporting Company under the Company Act

Directors and Officers

Name	Residential Address & Postal Code
AINSWORTH, BENJAMIN	1377 FERNWOOD CRES NORTH VANCOUVER BC , V7P 1K6
Director: Yes **Officer:** No	
CONSTABLE, SHARON E.	2048 MEADOWOOD PARK BURNABY BC , V5A 4G1
Director: Yes **Officer:** No	
KILPATRICK, GARY	2194 HWY 3A NELSON BC , V1L 6K5
Director: No **Officer:** Yes	**Title:** VICE PRESIDENT
LANGRIDGE, PHILIP	4517 CAULFIELD LANE WEST VANCOUVER BC , V7W 3J6
Director: No **Officer:** Yes	**Title:** VICE PRESIDENT
MASON, DOUGLAS L.	3912 MARINE DR WEST VANCOUVER BC , V7V 1N4
Director: Yes **Officer:** Yes	**Title:** PRESIDENT
ROSS, STUART S.	4125 MARINE DR WEST VANCOUVER BC , V7V 1N8
Director: No **Officer:** Yes	**Title:** SECRETARY
SHALLOW, CLIVE	1188 COLIN PLACE COQUITLAM BC , V3B 1L1
Director: No **Officer:** Yes	**Title:** VICE PRESIDENT

End of Annual Report



BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries

Telephone: 250 356-8626
Hours: 8:30 – 4:30 Monday to Friday
www.fin.gov.bc.ca/registries

ANNUAL REPORT

FORM 16
Sections 333 and 334
COMPANY ACT

A FULL NAME OF COMPANY

B REGISTERED OFFICE ADDRESS

COLUMBIA YUKON EXPLORATIONS INC.
C/O MCCULLOUGH O'CONNOR IRWIN
1100 - 888 DUNSMUIR STREET
VANCOUVER BC V6C 3K4

DO NOT MAIL THIS FORM

This form must be filed on the Internet. See reverse for details.

Filing Fee: $35
A BC Online service fee of $1.61 applies.

C ACCESS CODE
23848972

D CERTIFICATE OF INCORPORATION NUMBER
C-581772

E DATE OF INCORPORATION, AMALGAMATION OR CONTINUATION
1999 MARCH 18

F DATE OF ANNUAL REPORT (ANNIVERSARY DATE)
2003 MARCH 18

This company is a reporting company under the *Company Act*

G Has there been a change of registered or records office address? If YES, a Notice to Change Office (Form 4) must be filed. See instructions on reverse.

H Has there been a change of directors? If YES, a Notice of Directors (Form 8/9) must be filed. See instructions on reverse.

I DIRECTORS

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
AINSWORTH,	BENJAMIN	1989 DUNSTONE PL NORTH VANCOUVER BC	V7H2M3
CONSTABLE,	SHARON E.	2048 MEADOWOOD PARK BURNABY BC	V5A4G1
MASON,	DOUGLAS L.	3912 MARINE DR WEST VANCOUVER BC	V7V1N4

J OFFICERS

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
CONSTABLE, SECRETARY	SHARON E.	2048 MEADOWOOD PARK BURNABY BC	V5A4G1
MASON, PRESIDENT	DOUGLAS L.	3912 MARINE DR WEST VANCOUVER BC	V7V1N4

K **CERTIFIED CORRECT** – I have read this form and found it to be correct.
Signature of a current Director, Officer, or Company Solicitor

X

DATE SIGNED YYYY MM DD

FIN 757/A Rev. 2003 / 2 / 5 (Prescribed)



THIS FORM MUST BE FILED ON THE INTERNET

A recent amendment to the *Company Act* requires that an Annual Report for a BC Company must be filed on the Internet. Some exceptions apply (see H below).

E-Filing

To file an Annual Report on the Internet and pay by credit card, please visit **www.cr.bconline.com.** If you are a BC OnLine customer, visit **www.bconline.com**. This service is available between **6 am & 8 pm Monday to Saturday, including statutory holidays.** Minimum system requirements include Internet Explorer version 5 or higher, or Netscape 4, and 128-bit encryption. For questions about connecting to the system, contact the BC OnLine help desk at 250 953-8200 or 1 800 663-6102.

No Internet Access? No Credit Card?

Internet terminals are located in most government agent offices, libraries and at internet cafés. Payment at these locations is by credit card over the internet. Or, you may wish to hire one of the service providers listed below who are available to submit the annual report electronically on your behalf for a fee. All phone numbers are toll free.

Archon Corporate Services – 866 527-2466
BC Lien Search – 888 879-5436
Burns Registry – 800 661-9350
Business Services Society – 800 667-2272
Dye & Durham – 800 665-6211
Kershaw Kuroyama Registry – 800 561-1505
Northern Registry – 800 292-8388
Quick Fax Registry – 800 267-9600
Quik Search & Registry – 888 374-0655
Rupert Title Search Ltd. – 800 663-3202
Speedy Search & Registry – 800 661-5951
Victro Registry – 877 560-5333
West Coast Title Search – 800 667-7767

Important

If a company **fails to file** an Annual Report for two consecutive years, the Registrar may strike the company from the register and dissolve it.

G Changes to Registered or Records Office Addresses

If either of these addresses will be changed, you may still continue to file your annual report electronically. However, it is important to submit a Notice to Change Office as soon as possible. The registered office is the location for legally serving the company and the records office is where the company's records must be kept. Both offices require a physical address in British Columbia. A Notice to Change Office must be submitted to the address below. Please ensure you sign the form and include the fee of $20.00.

H Exception to Filing Electronically – Changes to Directors

If there has been a change of directors **prior to the anniversary date shown in Box F**, and that change has not been filed, you must submit a Notice of Directors (Form 8/9) for filing. The Notice of Directors and the company's annual report MUST be submitted together IN PAPER FORM along with the appropriate fees to the address below. Please ensure you also enter the change of director(s) on the annual report form, sign both forms and ensure appropriate fees are included. The fee to file the Notice of Directors is $20.00. Cheque or money order is acceptable.

If you are required to submit on paper, please mail your form(s) to:

Corporate and Personal Property Registry
PO Box 9431 Stn Prov Govt
Victoria BC V8W9V3

If the notice of directors has already been submitted for filing but the changes are not reflected on the annual report, we suggest you contact the Corporate Registry at 250 356-0944 for instructions.

If you have any questions, or if you require a Notice of Directors or Notice to Change Office form, call the Registry (8:30 am – 4:30 pm) at 250 356-8626 or dial direct from the lower mainland at 604 775-1047, or fax your request to 250 356-6422. These and other forms are also available for download from our website at **www.fin.gov.bc.ca/registries**

Freedom of Information and Protection of Privacy Act (FIPPA)
The personal information requested on this form is made available to the public under the authority of the *Company Act*. Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Analyst, Corporate and Personal Property Registries at 250 356-0944, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

COLUMBIA Corporate and Personal Property Registries

Telephone: 250 356-8626
Hours: 8:30 – 4:30 Monday to Friday
www.fin.gov.bc.ca/registries

filed, 04/05/02 SC

COMPANY ACT

Please check this form for any errors or omissions. See instructions on reverse.

A FULL NAME OF COMPANY **B** REGISTERED OFFICE ADDRESS

FILING FEE: $35



Try our new electronic filing service!
Visit www.cr.bconline.com
A BC Online service fee of $1.61 applies

COLUMBIA YUKON EXPLORATIONS INC.
C/O MCCULLOUGH O'CONNOR IRWIN
1100 - 888 DUNSMUIR STREET
VANCOUVER BC V6C 3K4

C ACCESS CODE
21208042

D CERTIFICATE OF INCORPORATION NUMBER
C-581772

E DATE OF INCORPORATION, AMALGAMATION OR CONTINUATION
1999 MARCH 18

F DATE OF ANNUAL REPORT (ANNIVERSARY DATE)
2002 MARCH 18

This company is a reporting company under the *Company Act*

G Has there been a change of registered or records office address? If YES, a Notice to Change Office (Form 4) must be filed. See instructions on reverse.

H Has there been a change of directors? If YES, a Notice of Directors (Form 8/9) must be filed. See instructions on reverse.

I DIRECTORS

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
AINSWORTH,	BENJAMIN	1989 DUNSTONE PL N VANCOUVER BC	V7H2M3
CONSTABLE,	SHARON E.	2048 MEADOWOOD PARK BURNABY BC	V5A4G1
MASON,	DOUGLAS L.	3912 MARINE DR WEST VANCOUVER BC	V7V1N4

J OFFICERS

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
CONSTABLE, SECRETARY	SHARON E.	2048 MEADOWOOD PARK BURNABY BC	V5A4G1
MASON, PRESIDENT, ~~CHAIR~~	DOUGLAS L.	3912 MARINE DR WEST VANCOUVER BC	V7V1N4

K CERTIFIED CORRECT – I have read this form and found it to be correct.
Signature of a current Director, Officer, or Company Solicitor

X Sharon Constable

DATE SIGNED YY MM DD: 02 04 05

FIN 706/A Rev. 2002 / 1 / 2 (Prescribed)

SUPREME COURT OF BRITISH COLUMBIA SEAL VANCOUVER REGISTRY.

NO.
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF THE *COMPANY ACT*
R.S.B.C. 1996, c.62 and
COLUMBIA YUKON EXPLORATIONS INC.



SUPREME COURT
OF BRITISH COLUMBIA
MAR 1 8 2002
VANCOUVER
REGISTRY

[illegible] PETITION OF:

Columbia Yukon Explorations Inc.
2489 Bellevue Avenue
West Vancouver, British Columbia
V7V 1E1

PETITIONER

P

ORDER

BEFORE THE ~~MASTER~~ HONOURABLE)
MADAM JUSTICE GARSON) March 14, 2002
)

THE *EX PARTE* APPLICATION of the Petitioner Columbia Yukon Explorations Inc. brought pursuant to section 206 of the *Company Act*, R.S.B.C. 1996, c.62, and Rule 10 of the Supreme Court Rules coming on for hearing at Vancouver, BC and on reading the Affidavit of Sharon Constable sworn March 14, 2002 and on hearing Patrick J. Sullivan counsel for the Petitioner.

THIS COURT ORDERS THAT all omissions, defects, irregularities in the special resolution (the "Omissions") approved by the shareholders of the Petitioner at the Petitioner's annual general meeting held on August 30, 2001 (the "Special Resolution"), including the incorrect reference to the number of authorized and issued common shares of the Petitioner after the share consolidation contemplated by the Special Resolution (the "Share Consolidation") and the failure to provide for rounding of fractional shares in the Special Resolution, be and hereby are validated effective as of February 28, 2002.

FILED AND REGISTERED
MAR 2 0 2002
REGISTRAR OF COMPANIES

022035.00110005

BRITISH COLUMBIA

FAX COVER FORM

Date: 21 March, 2002

To: Dawn Gould

Fax: (604) ~~646 - 3318~~ 687-7099

From: **Cathie MacKenzie**
Alteration Examiner
Corporate and Personal Property Registries
Phone (250) 356-8649 Fax (250) 356-8923
Toll free Greater Vancouver 660-0122
E-Mail Cathie.MacKenzie@gems4.gov.bc.ca

TOTAL NUMBER OF PAGES (INCLUDING COVER):

COMMENTS:

Please see attached copy of filed court order for Columbia Yukon Explorations Inc.

IF YOU DO NOT RECEIVE ALL PAGES, PLEASE CONTACT SENDER

Ministry of Finance and Corporate Relations

Corporate and Personal Property Registries

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3

Location:
Second Floor
940 Blanshard Street
Victoria



Ministry of Finance and Corporate Relations
Corporate and Personal Property Registries

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Location:
2nd Floor – 940 Blanshard Street
Victoria BC

NOTICE OF DIRECTORS (Form 8 / 9)

Sections 113 and 132 *COMPANY ACT*

Telephone: (250) 356-8626
Hours: 8:30 – 4:30 (Monday – Friday)

INSTRUCTIONS:

Please type or print clearly in block letters and ensure that the form is signed and dated in ink. Complete all areas of the form. The Registry may have to return documents that do not meet this standard. Attach an additional sheet if more space is required.

- In Box A, enter the exact name of the company as shown on the Certificate of Incorporation, Amalgamation, Continuation or Change of Name.
- In Box D, E and F, enter the last name, first name, and any initials of the company's directors as indicated.
- In Box F, the residential address of a director must be a complete **physical address**. You may include general delivery, post office box, rural route, site or comp. number as part of the address, but the Registry can not accept this information as a complete address. You must also include a postal code. If an area does not have street names or numbers, provide a description that would readily allow a person to locate the director.
- If changes occurred on more than one date, you must complete a separate Notice of Directors form for each date.
- *An individual who has ceased being a director cannot sign this form.*
- **Filing Fee: $20.00.** Submit this form with a cheque or money order payable to the Minister of Finance and Corporate Relations, or provide the Registry authorization to debit the fee from a BC Online Deposit Account.

B CERTIFICATE OF INCORPORATION NO.
C-581772

OFFICE USE ONLY – DO NOT WRITE IN THIS AREA

Freedom of Information and Protection of Privacy Act
The personal information requested on this form is made available to the public under the authority of the *Company Act*. Questions about the collection or use of this information can be directed to the Administrative Analyst, Corporate and Personal Property Registries at (250) 356-0944, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

A FULL NAME OF COMPANY
COLUMBIA YUKON EXPLORATIONS INC.

C DATE OF CHANGE

Y		M		D	
0	1	0	8	3	0

D Full names of new directors **appointed:**

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
CONSTABLE	SHARON E.

E Full names of persons who have **ceased** to be directors:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
N/A	

F Full names and addresses of **all** the directors of the company **as at the date of change listed above:**

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*	RESIDENTIAL ADDRESS *(INCLUDE POSTAL/ZIP CODE)*
MASON	DOUGLAS L.	3912 MARINE DRIVE, WEST VANCOUVER, B.C. V7V 1N4
AINSWORTH	BENJAMIN	1989 DUNSTONE PLACE, NORTH VANCOUVER, B.C.V7H 2M3
EVANS	DANIEL B.	4828 MEADFEILD CLOSE, WEST VANCOUVER, B.C.V7W 3H4
CONSTABLE	SHARON	2048 MEADOWOOD PARK, BURNABY, B.C. V5A 4G1

G **CERTIFIED CORRECT** – I have read this form and found it to be correct.

S Constable

Signature of a current Director, Officer, or Company Solicitor

DATE SIGNED

Y		M		D	
0	1	1	0	1	5



Ministry of Finance and Corporate Relations
Corporate and Personal Property Registries

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Location:
2nd Floor – 940 Blanshard Street
Victoria BC

NOTICE OF DIRECTORS (Form 8 / 9)

Sections 113 and 132 *COMPANY ACT*

AMENDED

Tel[illegible]ne: (250) 356-8626
Hours: 8:30 – 4:30 (Monday – Friday)

INSTRUCTIONS:

1. **Please type or print clearly in block letters and ensure that the form is signed and dated in ink. Complete all areas of the form. The Registry may have to return documents that do not meet this standard. Attach an additional sheet if more space is required.**
2. In Box A, enter the exact name of the company as shown on the Certificate of Incorporation, Amalgamation, Continuation or Change of Name.
3. In Box D, E and F, enter the last name, first name, and any initials of the company's directors as indicated.
4. In Box F, the residential address of a director must be a complete **physical address**. You may include general delivery, post office box, rural route, site or comp. number as part of the address, but the Registry can not accept this information as a complete address. You must also include a postal code. If an area does not have street names or numbers, provide a description that would readily allow a person to locate the director.
5. If changes occurred on more than one date, you must complete a separate Notice of Directors form for each date.
6. An individual who has ceased being a director cannot sign this form.
7. **Filing Fee: $20.00.** Submit this form with a cheque or money order payable to the Minister of Finance and Corporate Relations, or provide the Registry authorization to debit the fee from a BC Online Deposit Account.

B CERTIFICATE OF INCORPORATION NO.
C-581772

OFFICE USE ONLY – DO NOT WRITE IN THIS AREA

Freedom of Information and Protection of Privacy Act
The personal information requested on this form is made available to the public under the authority of the *Company Act*. Questions about the collection or use of this information can be directed to the Administrative Analyst, Corporate and Personal Property Registries at (250) 356-0944, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

FULL NAME OF COMPANY

COLUMBIA YUKON EXPLORATIONS INC.

DATE OF CHANGE

Y		M		D	
0	1	0	8	3	0

Full names of new directors **appointed:**

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
CONSTABLE	SHARON

Full names of persons who have **ceased** to be directors:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
ICHENAUER	JOHN B.

Full names and addresses of **all** the directors of the company **as at the date of change listed above:**

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*	RESIDENTIAL ADDRESS *(INCLUDE POSTAL/ZIP CODE)*
IASON	DOUGLAS L.	3912 MARINE DRIVE, WEST VANCOUVER, B.C. V7V 1N4
INSWORTH	BENJAMIN	1989 DUNSTONE PLACE, NORTH VANCOUVER, B.C.V7H 2M3
ONSTABLE	SHARON	2048 MEADOWOOD PARK, BURNABY, B.C. V5A 4G1
VANS	DANIEL	4828 MEADFEILD CLOSE, WEST VANCOUVER BC V7W 3H4

CERTIFIED CORRECT – I have read this form and found it to be correct.

Sharon Constable

Signature of a current Director, Officer, or Company Solicitor

DATE SIGNED

Y		M		D	
0	1	1	0	3	0

N[illegible] Rev. 97 / 8 / 26 (Prescribed)

COLUMBIA Corporate and Personal Property Registries

Telephone: (250) 356-8626
Hours: 8:30 - 4:30 Monday to Friday

Sections 333 and 334
COMPANY ACT

Please check this form for any errors or omissions
(instructions on reverse)

Filing Fee $35.00 Page 1 of 2

A FULL NAME OF COMPANY

B REGISTERED OFFICE ADDRESS

COLUMBIA YUKON EXPLORATIONS INC.
C/O MCCULLOUGH O'CONNOR IRWIN
1100 - 888 DUNSMUIR STREET
VANCOUVER BC V6C 3K4

C CERTIFICATE OF INCORPORATION NUMBER
C-581772

D DATE OF INCORPORATION, AMALGAMATION OR CONTINUATION
1999 MARCH 18

E IS THIS A REPORTING COMPANY?
YES

F DATE OF ANNUAL REPORT (ANNIVERSARY DATE)
2001 MARCH 18

OFFICE USE ONLY - DO NOT WRITE IN THIS AREA

G Has there been a change of registered or records office address? If YES, a Notice to Change Office (Form 4) must be filed. See instructions on reverse.

H Has there been a change of directors? If YES, a Notice of Directors (Form 8/9) must be filed. See instructions on reverse.

I **DIRECTORS**

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
AINSWORTH,	BENJAMIN	525 - 890 WEST PENDER STREET VANCOUVER BC	V6C1J9
EICHENAUER,	JOHN B.	1728 SPRUCE STREET, BOULDER CO, 80302	
EVANS,	DANIEL B.	1820 999 WEST HASTINGS STREET VANCOUVER BC	V6C2W2
MASON,	DOUGLAS L.	1820 999 WEST HASTINGS STREET VANCOUVER BC	V6C2W2

J **OFFICERS**

~~AINSWORTH, VP EXPLORATION~~	~~BENJAMIN~~	~~525 - 890 WEST PENDER STREET VANCOUVER BC~~	~~V6C1J9~~

Note: Please sign and date on last page

N718/B Rev 97 / 6 / 10

Hours: 8:30 - 4:30
(Monday to Friday)

Location:
2nd Floor - 940 Blanshard Street
Victoria BC

CERTIFICATE OF INCORPORATION NUMBER
C-581772

[CO]LUMBIA YUKON EXPLORATIONS INC.

Please check this form for any errors or omissions

J OFFICERS CONTINUED

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
MASON, PRESIDENT & CHAIRMAN	DOUGLAS L.	1820 999 WEST HASTINGS STREET VANCOUVER BC	V6C2W2
~~ROSS,~~ CONSTABLE SECRETARY	~~STUART R.~~ SHARON E.	~~4125 MARINE DRIVE W VANCOUVER BC~~ 2048 MEADOWOOD PARK BURNABY, B.C.	~~V7V1N8~~ V5A 4G1

CERTIFIED CORRECT - I have read this form and found it to be correct.
Signature of a current Director, Officer, or Company Solicitor

X [signature]

DATE SIGNED
Y M D
01 05 07

IN7 Rev.97 / 6 /10 (Prescribed)

BRITISH COLUMBIA

Ministry of Finance and Corporate Relations
Corporate and Personal Property Registries

PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3

Telephone: (250) 356-8626
Hours: 8:30 - 4:30 Monday to Friday

ANNUAL REPORT

FORM 16
Sections 333 and 334
COMPANY ACT

ase check this form for any errors or omissions
structions on reverse)

Filing Fee $35.00 Page 1 of 2

LL NAME OF COMPANY

B REGISTERED OFFICE ADDRESS

COLUMBIA YUKON EXPLORATIONS INC.
C/O MCCULLOUGH O'CONNOR IRWIN
1100 - 888 DUNSMUIR STREET
VANCOUVER BC V6C 3K4

C CERTIFICATE OF INCORPORATION NUMBER
C-581772

D DATE OF INCORPORATION, AMALGAMATION OR CONTINUATION
1999 MARCH 18

E IS THIS A REPORTING COMPANY?
YES

F DATE OF ANNUAL REPORT (ANNIVERSARY DATE)
2000 MARCH 18

OFFICE USE ONLY - DO NOT WRITE IN THIS AREA

Has there been a change of registered or records office address? If YES, a Notice to Change Office (Form 4) must be filed. See instructions on reverse.

H Has there been a change of directors? If YES, a Notice of Directors (Form 8/9) must be filed. See instructions on reverse.

DIRECTORS

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
INSWORTH,	BENJAMIN	525 - 890 WEST PENDER STREET VANCOUVER BC	V6C1J9
ICHENAUER,	JOHN B.	1728 SPRUCE STREET, BOULDER CO, 80302	
VANS,	DANIEL B.	~~450~~ 1820 - 999 WEST HASTINGS STREET VANCOUVER BC	V6C2W2
MASON,	DOUGLAS L.	~~450~~ 1820 - 999 WEST HASTINGS STREET VANCOUVER BC	V6C2W2

OFFICERS: ENTER THE NAMES AND ADDRESSES OF THE PRESIDENT AND SECRETARY

ASON PRESIDENT	DOUGLAS L.	SAME AS ABOVE	

Note: Please sign and date on last page

IN718/B Rev.97 / 6 / 10

Property Registries

Telephone: (250)356-8626
Hours: 8:30 - 4:30
(Monday to Friday)

PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard Street
Victoria BC

ANNUAL REPORT

CERTIFICATE OF INCORPORATION NUMBER
C-581772

COLUMBIA YUKON EXPLORATIONS INC.

Please check this form for any errors or omissions

OFFICERS CONTINUED

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
ROSS SECRETARY	STUART R.	4125 MARINE DEIVE WEST VANCOUVER, B.C.	V7V 1N8
AINSWORTH VICE-PRESIDENT, EXPLORATION	BENJAMIN	SAME AS ABOVE	

CERTIFIED CORRECT - I have read this form and found it to be correct.
Signature of a current Director, Officer, or Company Solicitor

DATE SIGNED
Y M D

N718/D Rev.97 / 6 /10 (Prescribed)

Article;

7

CORPORATE ACCESS NUMBER: 203150172


Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT AND REGISTRATION

OF RESTATED ARTICLES

COLUMBIA YUKON EXPLORATIONS INC.
AMENDED ITS ARTICLES ON 1998/10/23.

04 FEB 11 AM 7:21


REGISTRAR OF
CORPORATIONS

Certified Copy

Name/Structure Change Alberta Corporation - Registration Statement

Service Request Number: 701088
Corporate Access Number: 203150172
Previous Legal Entity Name: COLUMBIA YUKON RESOURCES LTD.
Previous French Equivalent Name:

Legal Entity Name:	COLUMBIA YUKON EXPLORATIONS INC.
French Equivalent Name:	
Legal Entity Status:	Active
Alberta Corporation Type:	Named Alberta Corporation
Nuans Report Number:	61640904
Nuans Report Date:	1998/07/28
French Name Nuans Report Number:	
French Name Nuans Report Date:	
Classes Of Shares and any Maximum Number(within each class):	SEE ATTACHED SCHEDULE "A"
Restrictions On Share Transfers:	NONE.
Minimum Number Of Directors:	3
Maximum Number Of Directors:	15
Restrictions On Business To:	NONE.
Restrictions On Business From:	NONE.
Other Provisions:	SEE ATTACHED MOST RECENT SCHEDULE "B"
Section And Subsection of Act Change Made Under:	SECTION 174(1), SECTION 167(1)(A) AND SECTION 167(1)(F)
Directors Issue Shares In Series:	
Professional Endorsement Provided:	
Future Dating Required:	
Amendment Date:	1998/10/23

Annual Returns are outstanding

Annual Returns

File Year	Date Filed
1997	1997/07/03
1996	
1995	

Attachments

Attachment Type	Microfilm Bar Code	Date Recorded
Restatement Waived by Registrar with Amendment	ELECTRONIC	1998/03/25
Share Capital	ELECTRONIC	1998/10/23
Other Rules or Provisions	ELECTRONIC	1998/10/23
Section 167(1)(f) Schedule	ELECTRONIC	1998/10/23

Registration Authorized By: ANDREA J. BURROWS
SOLICITOR

SCHEDULE "A"

The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of Preferred Shares, which shall be subject to the following rights, privileges, restrictions and conditions, namely:

1. COMMON SHARES

The Common Shares shall be subject to the following rights, privileges, restrictions and conditions, namely:

(a) The holders of the Common Shares shall be entitled to vote at any meeting of shareholders of the Corporation;

(b) The holders of the Common Shares shall be entitled to receive any dividend declared by the Corporation; and

(c) The holders of the Common Shares shall be entitled to receive the remaining property of the Corporation on dissolution.

2. PREFERRED SHARES

The Preferred Shares shall have attached thereto, as a class, the following rights, privileges, restrictions and conditions, namely:

(a) DIRECTORS' RIGHT TO ISSUE IN ONE OR MORE SERIES

The Preferred Shares may at any time, or from time to time, be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be determined by resolution of the Board of Directors of the Corporation;

(b) DIRECTORS' RIGHT TO FIX TERMS OF EACH SERIES

The Directors of the Corporation shall, by ordinary resolution, fix from time to time before the issue thereof the designation, price, restrictions, conditions and limitations attaching to the Preferred Shares of each series including, without limiting the generality of the foregoing, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the redemption or purchase prices and terms and conditions of redemption or purchase, any voting rights, any conversion rights and any sinking fund or other provisions;

(c) RANKING OF PREFERRED SHARES

The Preferred Shares of each series shall rank, both as regards dividends and return of capital, in priority to all other shares of the Corporation. The Preferred Shares of any series may also be given such other preferences over the Common Shares and over any other shares of the Corporation ranking junior to the Preferred Shares, as may be fixed in accordance with sub-section 2(b) hereof; provided, however, that no rights, privileges, restrictions or conditions attached to a series of shares shall confer on a series a priority in respect of voting dividends or return of capital over any other series of shares of

the same class that are then outstanding.

SCHEDULE "B"

1. The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed 1/3 of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

2. (i) Rotating Board

a. As used in this paragraph (1), the term "whole board of directors" means the total number of directors which the Corporation would have if there were no vacancies.

b. The board of directors shall be divided into 3 classes, as nearly equal in number as the then total number of directors constituting the whole board of directors permits, with the term of office of one class expiring at the annual meeting of shareholders of each year.

c. At the annual meeting of shareholders held in 1996 directors of the first class shall be elected to hold office for a term expiring at the next succeeding annual meeting of shareholders, directors of the second class shall be elected to hold office for a term expiring at the second succeeding annual meeting of shareholders and directors of the third class shall be elected to hold office for a term expiring at the third succeeding annual meeting of shareholders.

d. At each annual meeting of shareholders the successors to the class of directors whose term shall then expire shall be elected to hold office for a term expiring at the third succeeding annual meeting of shareholders.

(ii) Vacancies

a. A quorum of the directors may appoint a person to fill any vacancy among the directors except a vacancy

(1) resulting from an increase in the number or minimum number of directors,

(2) resulting from a failure by the shareholders to elect the number or minimum number of directors required by the articles, or

(3) which is filled by the shareholders as provided in section 4 of this paragraph (1).

b. A director elected or appointed to fill a vacancy among the directors shall hold office for the unexpired term of his predecessor.

(iii) Removal of Directors

a. The shareholders may only remove a director from office by ordinary resolution at a special meeting of shareholders at which the holders of 70% or more of the outstanding shares in the capital of the Corporation entitled to vote generally for the election of directors are present in person or represented by proxy.

b. No director may be removed from office by an ordinary resolution of shareholders at a general or special meeting of shareholders at which at the time the vote on the ordinary resolution takes place the holders of 70% or more of the outstanding shares in the capital of the Corporation entitled to vote generally in the election of directors are not present in person or represented by proxy.

c. Where a director is removed from office in accordance with this section, the shareholders may by ordinary resolution at such special meeting elect a person to fill the vacancy created by the removal of such director, failing which it may be filled by the directors.

d. A resolution to remove a director from office may not be made at any meeting of shareholders unless prior notice in writing of the resolution has been given to the Corporation, delivered or mailed by first-class mail, postage prepaid, and received by the Secretary of the Corporation not less than 14 days nor more than 50 days prior to such meeting of shareholders.

(iv) Nomination for the Election of Directors

a. Nominations for the election of directors may be made by the board of directors or by any shareholder entitled to vote for the election of directors.

b. Such nominations must be made by notice in writing to the Corporation, delivered or mailed by first-class mail, postage prepaid, and received by the Secretary not less than 14 days nor more than 50 days prior to any meeting of the shareholders called for the election of directors.

c. Each notice under this subparagraph 4 shall set forth

(1) the name, age, business address and residence address of each nominee proposed in such notice,

(2) the principal occupation or employment of such nominee for the preceding 5 years,

(3) the number of shares in the capital of the Corporation which are beneficially owned by such nominee, and

(4) a declaration by each such nominator and nominee that such nominee has not been

found by a court in Canada or elsewhere to be of unsound mind and does not have the status of bankrupt.

d. The Chairman of the meeting may, in his sole discretion, determine and declare to the meeting that a nomination was not made in accordance with the foregoing procedure, and if he should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded.

(v) Amendment of Article 6 and By-Law Number 2

a. Notwithstanding any other provisions of the Corporation's articles or by-laws (and notwithstanding the fact that some lesser percentage may be specified by law, the Corporation's articles or by-laws), the affirmative vote of the holders of 70% or more of the outstanding shares in the capital of the Corporation entitled to vote shall be required to amend, alter, change or repeal this Article 6 of the Corporation's articles as in effect upon filing of the Articles of Amendment and receipt of the Certificate of Amendment under the Business Corporations Act (Alberta) in respect hereto or By-Law Number 2 of the Corporation's by-laws.

3. Meetings of shareholders of the Corporation shall be held at the place within the Province of Alberta as the board of directors may by resolution determine, or in the alternative, at any place within the Greater Vancouver Regional District, in the Province of British Columbia, as the board of directors may by resolution determine.

SECTION 167(1)(F) SCHEDULE

The issued and outstanding Common Shares of the Corporation be consolidated on the basis of one (1) Common Share for every seven (7) Common Shares outstanding. Shareholders shall not be entitled to receive fractional shares as a result of the consolidation and the number of Common Shares issuable on the consolidation shall be rounded to the nearest whole number of Common Shares.

Article;

8

COLUMBIA YUKON EXPLORATION INC.
STOCK OPTION PLAN OPTION CERTIFICATE

This Certificate is issued pursuant to the provisions of the **Columbia Yukon Exploration Inc.** (the "Company") Stock Option Plan (the "Plan") and evidences that Douglas L. Mason is the holder of an option (the "Option") to purchase up to 75,000 common shares (the "Shares") in the capital stock of the Company at a purchase price of $0.30 per Share. Subject to the provisions of the Plan:

(a) the Award Date of this Option is March 14, 2003; and

(b) the Expiry Date of this Option is March 14, 2008.

The right to purchase shares under the Option will vest in the holder in increments over the term of the Option as follows:

Date	Cumulative Number of Shares which may be Purchased
N/A	No vesting

This Option may be exercised in accordance with its terms at any time and from time to time from and including the Award Date through to and including up to 5:00 local time in Vancouver, British Columbia on the Expiry Date, by delivery to the Administrator of the Plan an Exercise Notice, in the form provided in the Plan, together with this Certificate and a certified cheque or bank draft payable to Columbia Yukon Exploration Inc. in an amount equal to the aggregate of the Exercise Price of the Shares in respect of which this Option is being exercised.

This Certificate and the Option evidenced hereby is not assignable, transferable or negotiable and is subject to the detailed terms and conditions contained in the Plan. This Certificate is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the Plan and the records of the Company shall prevail.

The foregoing Option has been awarded this 14th day of March, 2003.

Without prior written consent of the Canadian Venture Exchange and compliance with all applicable securities legislation, the securities represented by this certificate and the shares issuable upon the exercise thereof may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the Canadian Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until July 14, 2003.

EXPLORATION INC.

COLUMBIA YUKON EXPLORATION INC.
STOCK OPTION PLAN OPTION CERTIFICATE

This Certificate is issued pursuant to the provisions of the **Columbia Yukon Exploration Inc.** (the "Company") Stock Option Plan (the "Plan") and evidences that Benjamin Ainsworth is the holder of an option (the "Option") to purchase up to 25,000 common shares (the "Shares") in the capital stock of the Company at a purchase price of $0.30 per Share. Subject to the provisions of the Plan:

(a) the Award Date of this Option is March 14, 2003; and

(b) the Expiry Date of this Option is March 14, 2008.

The right to purchase shares under the Option will vest in the holder in increments over the term of the Option as follows:

Date	Cumulative Number of Shares which may be Purchased
N/A	No vesting

This Option may be exercised in accordance with its terms at any time and from time to time from and including the Award Date through to and including up to 5:00 local time in Vancouver, British Columbia on the Expiry Date, by delivery to the Administrator of the Plan an Exercise Notice, in the form provided in the Plan, together with this Certificate and a certified cheque or bank draft payable to Columbia Yukon Exploration Inc. in an amount equal to the aggregate of the Exercise Price of the Shares in respect of which this Option is being exercised.

This Certificate and the Option evidenced hereby is not assignable, transferable or negotiable and is subject to the detailed terms and conditions contained in the Plan. This Certificate is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the Plan and the records of the Company shall prevail.

The foregoing Option has been awarded this 14th day of March, 2003.

Without prior written consent of the Canadian Venture Exchange and compliance with all applicable securities legislation, the securities represented by this certificate and the shares issuable upon the exercise thereof may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the Canadian Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until July 14, 2003.

COLUMBIA YUKON EXPLORATION INC.

Per: ______________________

COLUMBIA YUKON EXPLORATION INC.
STOCK OPTION PLAN OPTION CERTIFICATE

This Certificate is issued pursuant to the provisions of the **Columbia Yukon Exploration Inc.** (the "Company") Stock Option Plan (the "Plan") and evidences that Sharon Constable is the holder of an option (the "Option") to purchase up to 25,000 common shares (the "Shares") in the capital stock of the Company at a purchase price of $0.30 per Share. Subject to the provisions of the Plan:

(a) the Award Date of this Option is March 14, 2003; and

(b) the Expiry Date of this Option is March 14, 2008.

The right to purchase shares under the Option will vest in the holder in increments over the term of the Option as follows:

Date	Cumulative Number of Shares which may be Purchased
N/A	No vesting

This Option may be exercised in accordance with its terms at any time and from time to time from and including the Award Date through to and including up to 5:00 local time in Vancouver, British Columbia on the Expiry Date, by delivery to the Administrator of the Plan an Exercise Notice, in the form provided in the Plan, together with this Certificate and a certified cheque or bank draft payable to Columbia Yukon Exploration Inc. in an amount equal to the aggregate of the Exercise Price of the Shares in respect of which this Option is being exercised.

This Certificate and the Option evidenced hereby is not assignable, transferable or negotiable and is subject to the detailed terms and conditions contained in the Plan. This Certificate is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the Plan and the records of the Company shall prevail.

The foregoing Option has been awarded this 14th day of March, 2003.

Without prior written consent of the Canadian Venture Exchange and compliance with all applicable securities legislation, the securities represented by this certificate and the shares issuable upon the exercise thereof may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the Canadian Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until July 14, 2003.

COLUMBIA YUKON EXPLORATION INC.

Per: [signature]

COLUMBIA YUKON EXPLORATION INC.
STOCK OPTION PLAN OPTION CERTIFICATE

This Certificate is issued pursuant to the provisions of the **Columbia Yukon Exploration Inc.** (the "Company") Stock Option Plan (the "Plan") and evidences that Stuart R. Ross is the holder of an option (the "Option") to purchase up to 25,000 common shares (the "Shares") in the capital stock of the Company at a purchase price of $0.30 per Share. Subject to the provisions of the Plan:

(a) the Award Date of this Option is March 14, 2003; and

(b) the Expiry Date of this Option is March 14, 2008.

The right to purchase shares under the Option will vest in the holder in increments over the term of the Option as follows:

Date	Cumulative Number of Shares which may be Purchased
N/A	No vesting

This Option may be exercised in accordance with its terms at any time and from time to time from and including the Award Date through to and including up to 5:00 local time in Vancouver, British Columbia on the Expiry Date, by delivery to the Administrator of the Plan an Exercise Notice, in the form provided in the Plan, together with this Certificate and a certified cheque or bank draft payable to Columbia Yukon Exploration Inc. in an amount equal to the aggregate of the Exercise Price of the Shares in respect of which this Option is being exercised.

This Certificate and the Option evidenced hereby is not assignable, transferable or negotiable and is subject to the detailed terms and conditions contained in the Plan. This Certificate is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the Plan and the records of the Company shall prevail.

The foregoing Option has been awarded this 14th day of March, 2003

Without prior written consent of the Canadian Venture Exchange and compliance with all applicable securities legislation, the securities represented by this certificate and the shares issuable upon the exercise thereof may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the Canadian Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until July 14, 2003.

COLUMBIA YUKON EXPLORATION INC.

Per: [signature]

COLUMBIA YUKON EXPLORATION INC.
STOCK OPTION PLAN OPTION CERTIFICATE

This Certificate is issued pursuant to the provisions of the **Columbia Yukon Exploration Inc.** (the "Company") Stock Option Plan (the "Plan") and evidences that Gary Kilpatrick is the holder of an option (the "Option") to purchase up to 35,000 common shares (the "Shares") in the capital stock of the Company at a purchase price of $0.30 per Share. Subject to the provisions of the Plan:

(a) the Award Date of this Option is March 14, 2003; and

(b) the Expiry Date of this Option is March 14, 2008.

The right to purchase shares under the Option will vest in the holder in increments over the term of the Option as follows:

Date	Cumulative Number of Shares which may be Purchased
N/A	No vesting

This Option may be exercised in accordance with its terms at any time and from time to time from and including the Award Date through to and including up to 5:00 local time in Vancouver, British Columbia on the Expiry Date, by delivery to the Administrator of the Plan an Exercise Notice, in the form provided in the Plan, together with this Certificate and a certified cheque or bank draft payable to Columbia Yukon Exploration Inc. in an amount equal to the aggregate of the Exercise Price of the Shares in respect of which this Option is being exercised.

This Certificate and the Option evidenced hereby is not assignable, transferable or negotiable and is subject to the detailed terms and conditions contained in the Plan. This Certificate is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the Plan and the records of the Company shall prevail.

The foregoing Option has been awarded this 14th day of March, 2003.

Without prior written consent of the Canadian Venture Exchange and compliance with all applicable securities legislation, the securities represented by this certificate and the shares issuable upon the exercise thereof may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the Canadian Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until July 14, 2003.

COLUMBIA YUKON EXPLORATION INC.

Per: ______________________

COLUMBIA YUKON EXPLORATION INC.
STOCK OPTION PLAN OPTION CERTIFICATE

This Certificate is issued pursuant to the provisions of the **Columbia Yukon Exploration Inc.** (the "Company") Stock Option Plan (the "Plan") and evidences that Clive Shallow is the holder of an option (the "Option") to purchase up to 25,000 common shares (the "Shares") in the capital stock of the Company at a purchase price of $0.30 per Share. Subject to the provisions of the Plan:

(a) the Award Date of this Option is March 14, 2003; and

(b) the Expiry Date of this Option is March 14, 2008.

The right to purchase shares under the Option will vest in the holder in increments over the term of the Option as follows:

Date	Cumulative Number of Shares which may be Purchased
N/A	No vesting

This Option may be exercised in accordance with its terms at any time and from time to time from and including the Award Date through to and including up to 5:00 local time in Vancouver, British Columbia on the Expiry Date, by delivery to the Administrator of the Plan an Exercise Notice, in the form provided in the Plan, together with this Certificate and a certified cheque or bank draft payable to Columbia Yukon Exploration Inc. in an amount equal to the aggregate of the Exercise Price of the Shares in respect of which this Option is being exercised.

This Certificate and the Option evidenced hereby is not assignable, transferable or negotiable and is subject to the detailed terms and conditions contained in the Plan. This Certificate is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the Plan and the records of the Company shall prevail.

The foregoing Option has been awarded this 14th day of March, 2003.

Without prior written consent of the Canadian Venture Exchange and compliance with all applicable securities legislation, the securities represented by this certificate and the shares issuable upon the exercise thereof may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the Canadian Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until July 14, 2003.

COLUMBIA YUKON EXPLORATION INC.

Per: ______________________

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 5,000 Warrant Certificate No.: 20

THIS IS TO CERTIFY THAT, for value received,

RALPH ALLEN
Global Securities Corp. ITF for Ralph Allen
P.O. Box 49049
11th Floor-3 Bentall Centre
595 Burrard Street
Vancouver, BC V7X 1C4

(the "Holder") is the registered holder of **5,000** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 10,000

Warrant Certificate No.: 12

THIS IS TO CERTIFY THAT, for value received,

RAINER AUGSTEN
1302 - 5th St. N.W.
Calgary, Alberta T2M 3B7

(the "Holder") is the registered holder of **10,000** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 2,500 Warrant Certificate No.: 62

THIS IS TO CERTIFY THAT, for value received,

TIMOTHY J.K. BISSET
10107 Coldstream Cr. Road
Coldstream, BC V1B 1C8

(the "Holder") is the registered holder of **2,500** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 5,000

Warrant Certificate No.: 44

THIS IS TO CERTIFY THAT, for value received,

BENNY BRUNEAU
Box 840
Nakusp, BC V0G 1R0

(the "Holder") is the registered holder of **5,000** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 2,500 Warrant Certificate No.: 63

THIS IS TO CERTIFY THAT, for value received,

JAMES BUHELER
1240 Industrial Road
Kelowna, BC V1Z 1G5

(the "Holder") is the registered holder of **2,500** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to [illegible]

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 10,000 | Warrant Certificate No.: 19

THIS IS TO CERTIFY THAT, for value received,

THE BUTLER FAMILY PARTNERSHIP
BMO Nesbitt Burns ITF for the Butler Family Partnership
1600, 425 – 1st Street S.W.
Calgary, Alberta T2P 3L8

(the "Holder") is the registered holder of 10,000 share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

2792.001\0132

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 2,500 | Warrant Certificate No.: 39

THIS IS TO CERTIFY THAT, for value received,

RON CUTLER
Box 739
Nelson, BC V1L 5R4

(the "Holder") is the registered holder of **2,500** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

2792.00.0132

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 1,500 | Warrant Certificate No.: 21

THIS IS TO CERTIFY THAT, for value received,

HARRY DAVIDSON
419 West Beasley Street
Nelson, BC V1L 5X3

(the "Holder") is the registered holder of **1,500** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be purchased, subject to adjustment as and ...

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 1,000 | Warrant Certificate No.: 34

THIS IS TO CERTIFY THAT, for value received,

JACK DENNY
Box 325
Salmo, BC V0G 1Z0

(the "Holder") is the registered holder of **1,000** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 5,000 | Warrant Certificate No.: 40

THIS IS TO CERTIFY THAT, for value received,

THOMAS A. DERBYSHIRE
3232 Hwy 23 North, Box 609
Nakusp, BC V0G 1R0

(the "Holder") is the registered holder of **5,000** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 10,000 Warrant Certificate No.: 16

THIS IS TO CERTIFY THAT, for value received,

EVAN N. DUNCAN
5791 Rittich Road
Kelowna, BC V1X 7V5

(the "Holder") is the registered holder of **10,000** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 5,000

Warrant Certificate No.: 38

THIS IS TO CERTIFY THAT, for value received,

JOE DUNCAN
902 Front Street
Nelson, BC V1L 4C2

(the "Holder") is the registered holder of **5,000** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

2792-001\0132

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 5,000 Warrant Certificate No.: 17

THIS IS TO CERTIFY THAT, for value received,

LENORE L. DUNCAN
5791 Rittich Road
Kelowna, BC V1X 7V5

(the "Holder") is the registered holder of **5,000** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied [illegible]

2792-001-0132

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 5,000

Warrant Certificate No.: 14

THIS IS TO CERTIFY THAT, for value received,

NEIL DUNCAN
1409 Huckleberry Road
Kelowna, BC V1P 1M5

(the "Holder") is the registered holder of **5,000** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 10,000

Warrant Certificate No.: 15

THIS IS TO CERTIFY THAT, for value received,

NORMAN E. DUNCAN
5791 Rittich Road
Kelowna, BC V1X 7V5

(the "Holder") is the registered holder of 10,000 share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 2,500 Warrant Certificate No.: 47

THIS IS TO CERTIFY THAT, for value received,

DEMETRIUS DWIGHT EGLINSKI
13908 Valleyview Drive N.W.
Edmonton, AB T5R 5T8

(the "Holder") is the registered holder of **2,500** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 5,000 — Warrant Certificate No.: 36

THIS IS TO CERTIFY THAT, for value received,

MURRAY ELIAS
620 West Innes St.
Nelson, BC V1L 3S3

(the "Holder") is the registered holder of **5,000** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 5,000 — Warrant Certificate No.: 6

THIS IS TO CERTIFY THAT, for value received,

ELDON B. ELLIOTT
1049 Sunnyside Road
Kelowna, BC V1Z 2N7

(the "Holder") is the registered holder of **5,000** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 5,050

Warrant Certificate No.: 43

THIS IS TO CERTIFY THAT, for value received,

LARRY R. FERGUSSON
Box 700 120 Broadway St.
Nakusp, BC V0G 1R0

(the "Holder") is the registered holder of **5,050** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 2,600 Warrant Certificate No.: 4

THIS IS TO CERTIFY THAT, for value received,

KENNETH P. GASKELL
509 - 3105 S. Main Street
Penticton, BC V2A 7H1

(the "Holder") is the registered holder of **2,600** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 5,000

Warrant Certificate No.: 24

THIS IS TO CERTIFY THAT, for value received,

BEN HAGEL
Suite 305 – 811 Stanley Street
Nelson, BC V1L 1N8

(the "Holder") is the registered holder of **5,000** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 5,000 Warrant Certificate No.: 1

THIS IS TO CERTIFY THAT, for value received,

DELCIE HILL
1179 Sunnybrae Road
Kelowna, BC V1Z 2N9

(the "Holder") is the registered holder of **5,000** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

with the terms hereof, to the Company at the address shown on the Exercise Form or such other address as may be specified by the Company, in a written notice to the Holder, from time to time.

This Warrant Certificate shall effectively be surrendered only upon personal delivery hereof or, if sent by mail or other means of transmission, upon actual receipt thereof by the Company at the address shown on the Exercise Form or such other address as may be specified by the Company, in a written notice to the Holder, from time to time.

Upon the exercise of all or any of the Warrants in the manner described above, the person or persons in whose name or names the Flow-Through Shares and Non-Flow-Through Shares (collectively, the "Shares") issuable upon exercise of the Warrants and the Warrant Units are to be issued shall be deemed for all purposes to be the holder or holders of record of such Shares and the Company covenants that it will cause certificates representing such Shares to be delivered or mailed to the person or persons at the address or addresses specified in the Exercise Form within three business days of the surrender of this Warrant Certificate.

The Holder of this Warrant Certificate may acquire any lesser number of Warrant Units than the total number of Warrant Units which may be acquired upon exercise of the Warrants represented by this Warrant Certificate. In such event, the Holder shall be entitled to receive a new Warrant Certificate representing Warrants exercisable to acquire up to the balance of the Warrant Units which may be acquired.

Subject to applicable securities law, the Warrants may not be transferred.

The Holder of this Warrant Certificate may, at any time prior to the Expiry Time, upon surrender of this Warrant Certificate to the Company, exchange this Warrant Certificate for other Warrant Certificates entitling the Holder to acquire, in the aggregate, the same number of Warrant Units as may be acquired under this Warrant Certificate.

The holding of the Warrants evidenced by this Warrant Certificate shall not constitute the Holder hereof a member of the Company or entitle the Holder to any right or interest in respect thereof except as expressly provided for herein.

The Company shall use its best efforts to expend the funds pursuant to the exercise of the Warrant Units with respect to the FT Shares comprising the Warrant Units pursuant to this Warrant, between the date of exercise of the Warrant and:

i) the expiry of the 60th day after the end of the year in which the exercise of the Warrant was made, if the Company and the Bearer are dealing at "arm's length", as that term is used in the ITA; or

ii) the end of the year in which the exercise of the Warrant was made if the Company and the Bearer are not dealing at "arm's length".

The Company shall file, in respect of each renunciation made pursuant to the exercise of the Warrant Units with respect to the FT Shares comprising the Warrant Units

pursuant to this Warrant, before the last day of the month following the date of making such renunciation, such information returns with the Minister of National Revenue as are prescribed by subsection 66(12.7) of the ITA. A copy of such information returns shall concurrently be sent to the Bearer.

From and after the date hereof, the Exercise Price and the number of Shares deliverable upon the exercise of the Warrants and the Warrant Units will be subject to adjustment as follows:

(a) In case of any reclassification of the Shares or change of the Shares into other shares, or in case of the consolidation, merger, reorganization or amalgamation of the Company with or into any other Company or entity which results in any reclassification of the Shares or a change of the Shares into other shares, or in case of any transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another person (any such event, a "Reclassification of Shares"), at any time prior to the Expiry Time, the Holder shall, after the effective date of such Reclassification of Shares and upon exercise of the right to purchase Shares hereunder, be entitled to receive, and shall accept, in lieu of the number of Shares to which the Holder was theretofore entitled upon such exercise, the kind and amount of shares and other securities or property which the Holder would have been entitled to receive as a result of such Reclassification of Shares if, on the effective date thereof, the Holder had been the registered holder of the number of Shares to which the Holder was theretofore entitled upon such exercise. If necessary, appropriate adjustments shall be made in the application of the provisions set forth in this section with respect to the rights and interests thereafter of the Holder in order that the provisions set forth in this section shall thereafter correspondingly be made applicable as nearly as may be reasonable in relation to any shares or other securities or property thereafter deliverable upon the exercise of the Warrants evidenced hereby.

(b) If and whenever at any time prior the Expiry Time the Company shall:

(i) subdivide the Shares into a greater number of shares;

(ii) consolidate the Shares into a lesser number of shares; or

(iii) issue Shares, Participating Shares or Convertible Securities (both such terms as defined below in paragraph (g)) to all or substantially all of the holders of Shares by way of a stock dividend or other distribution on the Shares payable in Shares, Participating Shares or Convertible Securities;

(any such event, a "Capital Reorganization") and any such event results in an adjustment in the Exercise Price pursuant to paragraph (c), the number of Shares purchasable pursuant to the Warrants evidenced hereby shall be adjusted contemporaneously with the adjustment of the Exercise Price by multiplying the number of Shares theretofore purchasable on the exercise thereof by a fraction the numerator of which shall be the Exercise Price in effect immediately prior to such

2792 0010132

adjustment and the denominator of which shall be the Exercise Price resulting from such adjustment.

(c) If and whenever at any time prior to the Expiry Time, the Company shall undertake a Capital Reorganization, the Exercise Price shall, on the effective date, in the case of a subdivision or consolidation, or on the record date, in the case of a stock dividend, be adjusted by multiplying the Exercise Price in effect on such effective date or record date by a fraction: (A) the numerator of which shall be the number of Shares and Participating Shares outstanding immediately before giving effect to such Capital Reorganization; and (B) the denominator of which is the number of Shares and Participating Shares outstanding immediately after giving effect to such Capital Reorganization. The number of Shares and Participating Shares outstanding shall include the deemed conversion into or exchange for Shares or Participating Shares of any Convertible Securities distributed by way of stock dividend or other such distribution. Such adjustment shall be made successively whenever any event referred to in this paragraph shall occur.

(d) Any issue of Shares, Participating Shares or Convertible Securities by way of a stock dividend or other such distribution shall be deemed to have been made on the record date thereof for the purpose of calculating the number of outstanding Shares under paragraphs (e) and (f).

(e) If and whenever at any time prior to the Expiry Time, the Company shall fix a record date for the issuance of rights, options or warrants (other than the Warrants evidenced hereby) to all or substantially all the holders of Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Shares, Participating Shares or Convertible Securities at a price per share (or having a conversion or exchange price per share) of less than 95% of the Current Value (as defined below) of the Shares on such record date (any such event, a "Rights Offering"), the Exercise Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Exercise Price in effect on such record date by a fraction:

(i) the numerator of which shall be the aggregate of: (A) the number of Shares outstanding on such record date; and (B) a number determined by dividing whichever of the following is applicable by the Current Value (as hereinafter defined) of the Shares on the record date: (1) the amount obtained by multiplying the number of Shares or Participating Shares which the holders of Shares are entitled to subscribe for or purchase by the subscription or purchase price; or (2) the amount obtained by multiplying the maximum number of Shares or Participating Shares which the holders of Shares are entitled to receive on the conversion or exchange of the Convertible Securities by the conversion or exchange price per share; and

(ii) the denominator of which shall be the aggregate of: (A) the number of Shares outstanding on such record date; and (B) whichever of the following is applicable: (1) the number of Shares or Participating Shares which the

holders of Shares are entitled to subscribe for or purchase; or (2) the maximum number of Shares or Participating Shares which the holders of Shares are entitled to receive on the conversion or exchange of the Convertible Securities.

Any Shares owned by or held for the account of the Company shall be deemed not to be outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed.

To the extent that such Rights Offering is not so made or any such rights, options or warrants are not exercised prior to the expiration thereof, the Exercise Price shall then be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed or if such expired rights, options or warrants had not been issued.

(f) If and whenever at any time prior to the Expiry Time, the Company shall fix a record date for the distribution to all or substantially all the holders of Shares of:

(i) shares of any class, whether of the Company or any other company;

(ii) rights, options or warrants;

(iii) evidences of indebtedness; or

(iv) other assets or property;

and if such distribution does not constitute a Capital Reorganization or a Rights Offering or does not consist of rights, options or warrants entitling the holders of Shares to subscribe for or purchase Shares, Participating Shares or Convertible Securities for a period expiring not more than 45 days after such record date and at a price per share (or having a conversion or exchange price per share) of at least 95% of the Current Value of the Shares on such record date (any such non-excluded event, a "Special Distribution"), the Exercise Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Exercise Price in effect on such record date by a fraction: (A) the numerator of which shall be the amount by which (1) the amount obtained by multiplying the number of Shares outstanding on such record date by the Current Value of the Shares on such record date, exceeds (2) the aggregate fair market value (as determined by the external auditors of the Company, which determination shall be conclusive) to the holders of such Shares of such Special Distribution; and (B) the denominator of which shall be the total number of Shares outstanding on such record date multiplied by such Current Value.

Any Shares owned by or held for the account of the Company shall be deemed not to be outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed.

To the extent that such Special Distribution is not so made or any such rights, options or warrants are not exercised prior to the expiration thereof, the Exercise Price shall then be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed or if such expired rights, options or warrants had not been issued.

(g) For the purpose of this Warrant: (i) "Participating Share" means a share (other than a Share) that carries the right to participate in earnings to an unlimited degree; and (ii) "Convertible Security" means a security convertible into or exchangeable for a Share or a Participating Share or both.

(h) No adjustment pursuant to this Warrant Certificate shall be made in respect of dividends (payable in cash, Shares or Participating Shares) declared payable on the Shares in any fiscal year of the Company to the extent that the aggregate value of such dividends, when aggregated with the aggregate value of any dividends previously declared payable on the Shares in such fiscal year, do not exceed 50% of the aggregate consolidated net income of the Company, before extraordinary items, for its immediately preceding fiscal year.

(i) In any case in which this Warrant Certificate shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Company may defer, until the occurrence of such event, issuing to the Holder, upon the exercise of the Warrants evidenced hereby after such record date and before the occurrence of such event, the additional Shares or securities or other property issuable upon such exercise by reason of the adjustment required by such event; provided, however, that the Company shall deliver to the Holder an appropriate instrument evidencing the Holder's right to receive such additional Shares or securities or other property upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on any such additional Shares or securities or other property on and after such exercise.

(j) The adjustments provided for in this Warrant Certificate are cumulative, shall, in the case of adjustments to the Exercise Price, be computed to the nearest one-tenth of one cent and shall apply (without duplication) to successive Reclassifications of Shares, Capital Reorganizations, Rights Offerings and Special Distributions; provided that, notwithstanding any other provision of this section, no adjustment of the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% of the Exercise Price then in effect (except upon a consolidation of the outstanding Shares); provided, however, that any adjustments which by reason of this paragraph are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

(k) No adjustment in the number of Shares which may be purchased upon exercise of the Warrants evidenced hereby or in the Exercise Price shall be made pursuant to this Warrant Certificate if the Holder is entitled to participate in such event on the same terms *mutatis mutandis* as if the Holder had exercised the Warrants evidenced hereby for Shares prior to the effective date or record date of such event.

(l) In the event of any question arising with respect to the adjustments provided in this Warrant Certificate, such question shall conclusively be determined by a firm of chartered accountants appointed by the Company and acceptable to the Holder (who may be the Company's auditors). Such accountants shall have access to all necessary records of the Company and such determination shall be binding upon the Company and the Holder.

(m) As a condition precedent to the taking of any action which would require an adjustment in the subscription rights pursuant to the Warrant, including the Exercise Price and the number of such classes of shares or other securities or property which are to be received upon the exercise thereof, the Company shall take all corporate action which may, in the opinion of external counsel, be necessary in order that the Company has reserved and there will remain unissued out of its authorized capital a sufficient number of Shares for issuance upon the exercise of the Warrants evidenced hereby, and that the Company may validly and legally issue as fully paid and non-assessable all the shares of such classes or other securities or may validly and legally distribute the property which the Holder is entitled to receive on the full exercise thereof in accordance with the provisions hereof.

(n) At least 21 days prior to the effective date or record date, as the case may be, of any event which requires an adjustment in the subseription rights pursuant to this Warrant Certificate, including the Exercise Price and the number and classes of shares or other securities or property which are to be received upon the exercise thereof, the Company shall give notice to the Holder of the particulars of such event and the required adjustment.

For the purpose of any computation under this Warrant Certificate, the "Current Value" of the Shares at any date shall be determined as:

(a) the weighted average closing price of the Shares traded through the facilities of the TSX Venture Exchange (the "TSXV") for the five trading days prior to that date;

(b) if the Shares are not listed on the TSXV, the weighted average closing price of the Shares traded through the facilities of such other stock exchange or quotation system on which the Shares are listed or through which the Shares are quoted for the five trading days prior to that date; or

(c) if the Shares are not listed on the TSXV or any other stock exchange or quoted through a quotation system, the fair value thereof as determined in good faith by an independent brokerage or accounting firm selected by the Company and satisfactory to the Holder. The Company shall be solely responsible for paying all fees and expenses of such independent brokerage firm.

Any Shares issued pursuant to the exercise of the Warrants and the Warrant Units on or before 12 a.m. (midnight) on May 1, 2004 will have imprinted on the certificates representing such Shares the following legend:

> "UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

This Warrant Certificate shall be governed and construed in accordance with the laws of the Province of British Columbia.

Time shall be of the essence hereof.

IN WITNESS WHEREOF the Company has caused this Warrant Certificate to be executed by its duly authorized officer.

COLUMBIA YUKON EXPLORATIONS INC.

(C/S)

Per: ______________________________
Authorized Signatory

APPENDIX A

EXERCISE FORM

TO: **COLUMBIA YUKON EXPLORATIONS INC.**
2489 Bellevue Avenue
West Vancouver, B.C.
V7V 1E1

The undersigned holder of the attached Warrant Certificate hereby subscribes for ______________________________ Warrant Units (the "Warrant Units") each Warrant Unit consisting of two flow-through common shares and one non-flow-through common share (collectively, the "Shares") in the share capital of **COLUMBIA YUKON EXPLORATIONS INC.** (or such number of Shares and/or other securities and/or property to which such subscription entitles the Holder in lieu thereof or addition thereto under the provisions of the Warrant Certificate) pursuant to the terms of the Warrant Certificate at the Exercise Price (as defined in the Warrant Certificate) per Warrant Unit on the terms specified in the Warrant Certificate and contemporaneously with the execution and delivery hereof makes payment therefor on the terms specified in the Warrant Certificate.

The undersigned irrevocably hereby directs that __________ Shares be issued and delivered as follows:

Name in Full	Address	Number of Shares
___________________________	______________________________	______________
___________________________	______________________________	______________

DATED this _____ day of ________________, ________.

WARRANTHOLDER:

____

Per: ______________________________
Authorized Signatory

Instructions:

The registered holder may exercise its right to receive Shares by completing this form and surrendering this form, the Warrant Certificate representing the Warrants being exercised and payment of the Exercise Price as specified above to the Company at its principal office address as set out above. Certificates for Shares will be delivered or mailed within three business days after the exercise of the Warrants.

2792.031.9132

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 5,000 — Warrant Certificate No.: 55

THIS IS TO CERTIFY THAT, for value received,

GREGORY S. HOBSON
317 - 669 Houghton Road
Kelowna, BC V1X 7L3

(the "Holder") is the registered holder of **5,000** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 5,050 Warrant Certificate No.: 61

THIS IS TO CERTIFY THAT, for value received,

MARY JANE HOFFMAN
1167 Bazett Road
Kelowna, BC V1R 2T4

(the "Holder") is the registered holder of **5,050** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 2,500 Warrant Certificate No.: 37

THIS IS TO CERTIFY THAT, for value received,

GLENDALE C. HOUSWORTH
3240 Hwy 3A
Nelson, BC V1L 6M7

(the "Holder") is the registered holder of **2,500** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 2,600 Warrant Certificate No.: 31

THIS IS TO CERTIFY THAT, for value received,

MIKE HUDOCK
923 Cedar Street
Nelson, BC V1L 2C9

(the "Holder") is the registered holder of **2,600** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 5,000 Warrant Certificate No.: 27

THIS IS TO CERTIFY THAT, for value received,

HENRY HUSER
Box 642
Salmo, BC V0G 1Z0

(the "Holder") is the registered holder of **5,000** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 2,500 Warrant Certificate No.: 46

THIS IS TO CERTIFY THAT, for value received,

JAMES JACUTA
8622 – 108A Street
Edmonton, AB T6E 4M8

(the "Holder") is the registered holder of **2,500** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 10,101

Warrant Certificate No.: 53

THIS IS TO CERTIFY THAT, for value received,

LANCE JONES
1240 Industrial Road
Kelowna, BC V1Z 1G5

(the "Holder") is the registered holder of **10,101** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 5,042 Warrant Certificate No.: 13

THIS IS TO CERTIFY THAT, for value received,

STEELE JONES
1143 Fernridge Drive
Mill Bay, BC V0R 2P2

(the "Holder") is the registered holder of **5,042** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 1,515 Warrant Certificate No.: 28

THIS IS TO CERTIFY THAT, for value received,

STEPHEN KRATZER
394 Poplar Pt. Drive
Kelowna, BC V1Y 1Y1

(the "Holder") is the registered holder of **1,515** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 2,000

Warrant Certificate No.: 25

THIS IS TO CERTIFY THAT, for value received,

BRAD LETHAM
412 Hamilton Ave
Nelson, BC V1L 3E9

(the "Holder") is the registered holder of **2,000** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 5,000

Warrant Certificate No.: 11

THIS IS TO CERTIFY THAT, for value received,

BARRY LOVEDAY
1288 Malibu Place
Delta, BC V4M 3H9

(the "Holder") is the registered holder of **5,000** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 2,500

Warrant Certificate No.: 65

THIS IS TO CERTIFY THAT, for value received,

WAYNE LYONS
1240 Industrial Road
Kelowna, BC V1Z 1G5

(the "Holder") is the registered holder of **2,500** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 5,000 Warrant Certificate No.: 41

THIS IS TO CERTIFY THAT, for value received,

KENNETH GORDON MARSHALL
Box 40 – 306 Broadway Street
Nakusp, BC V0G 1R0

(the "Holder") is the registered holder of **5,000** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied [illegible], subject to adjustment in accordance

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 2,500

Warrant Certificate No.: 26

THIS IS TO CERTIFY THAT, for value received,

DAN McGAULEY
P.O Box 491
Nelson, BC V1L 5R3

(the "Holder") is the registered holder of **2,500** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

2792 0010:32

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 2,500 Warrant Certificate No.: 9

THIS IS TO CERTIFY THAT, for value received,

MITCHELL MCLELLAN
3105 Topham Road
Kelowna, BC V1Z 2J5

(the "Holder") is the registered holder of **2,500** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 1,500 Warrant Certificate No.: 29

THIS IS TO CERTIFY THAT, for value received,

JASON ANDREW McNEIL
Box 8
Salmo, BC V0G 1Z0

(the "Holder") is the registered holder of **1,500** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 5,050 — Warrant Certificate No.: 7

THIS IS TO CERTIFY THAT, for value received,

ROBERT MORRIS
2172 Sunyview Drive
Kelowna, BC V1Z 3R2

(the "Holder") is the registered holder of **5,050** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 7,500

Warrant Certificate No.: 45

THIS IS TO CERTIFY THAT, for value received,

BOB MURPHY
Box 404, Nakusp
BC V0G 1R0

(the "Holder") is the registered holder of **7,500** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 2,000 — Warrant Certificate No.: 33

THIS IS TO CERTIFY THAT, for value received,

ERIC NYGREN
Box 24
Slocan Park, BC V0G 2E0

(the "Holder") is the registered holder of **2,000** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 1,000 Warrant Certificate No.: 51

THIS IS TO CERTIFY THAT, for value received,

LEIF M. NYGREN
Box 24
Slocan Park, BC V0G 2E0

(the "Holder") is the registered holder of **1,000** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 5,000 — Warrant Certificate No.: 52

THIS IS TO CERTIFY THAT, for value received,

BRENT PETTERSON
#603 - 1500 Ostler Court
North Vancouver, BC V7G 2S2

(the "Holder") is the registered holder of **5,000** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of W[illegible]

2792.001.0132

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 1,500 Warrant Certificate No.: 23

THIS IS TO CERTIFY THAT, for value received,

GREGG REED
38 – 2756 Greenwood Rd.
Nelson, BC V1L 6L3

(the "Holder") is the registered holder of **1,500** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 2,000 | Warrant Certificate No.: 48

THIS IS TO CERTIFY THAT, for value received,

ROBERT RYZIUK
10961 University Avenue
Edmonton, AB T6G 1Y1

(the "Holder") is the registered holder of **2,000** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 2,000 Warrant Certificate No.: 8

THIS IS TO CERTIFY THAT, for value received,

TIM SHEARCROFT
Global Securities Corp. ITF Tim Shearcroft
11th Floor-3 Bentall Centre
595 Burrard Street
Vancouver, BC V7X 1C4

(the "Holder") is the registered holder of **2,000** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 2,000

Warrant Certificate No.: 5

THIS IS TO CERTIFY THAT, for value received,

DORIS SEABOLT
203 - 150 - 24th Street, West
Vancouver, BC V7V 4G8

(the "Holder") is the registered holder of **2,000** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 5,000

Warrant Certificate No.: 2

THIS IS TO CERTIFY THAT, for value received,

ROBERT SKOMEDAL
3547 Royal Gala Drive
Westbank, BC V4T 2M4

(the "Holder") is the registered holder of **5,000** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units [illegible] subject to adjustment in accordance

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 5,000 | Warrant Certificate No.: 59

THIS IS TO CERTIFY THAT, for value received,

SICOTTE INVESTMENTS LTD
501 Zdralek Cove
Kelowna, BC V1Z 3J7

(the "Holder") is the registered holder of **5,000** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 5,050 | Warrant Certificate No.: 58

THIS IS TO CERTIFY THAT, for value received,

DARREN SPRINGFORD
6511 Town Road
Brentwood Bay, BC V8M 2H5

(the "Holder") is the registered holder of **5,050** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 5,000

Warrant Certificate No.: 49

THIS IS TO CERTIFY THAT, for value received,

STERLING PACIFIC CAPITAL INC.
#620, 650 West Georgia Street
Vancouver, BC V6B 4N9

(the "Holder") is the registered holder of **5,000** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 5,050 Warrant Certificate No.: 54

THIS IS TO CERTIFY THAT, for value received,

SHERRIN STEWART
1655 Pritchard Drive
Kelowna, BC V4T 1X3

(the "Holder") is the registered holder of **5,050** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 1,000 Warrant Certificate No.: 32

THIS IS TO CERTIFY THAT, for value received,

BRIAN STUART
1139 Lakeside Drive
Nelson, BC V1L 5Z3

(the "Holder") is the registered holder of **1,000** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied [illegible] Warrant Units to be acquired [illegible]

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 2,525

Warrant Certificate No.: 57

THIS IS TO CERTIFY THAT, for value received,

DIANE TARRY
P.O. Box 669, 224 Beach Drive
Chase, BC V0E 1M0

(the "Holder") is the registered holder of **2,525** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 2,525 Warrant Certificate No.: 56

THIS IS TO CERTIFY THAT, for value received,

ROBERT TARRY
P.O. Box 669, 224 Beach Drive
Chase, BC V0E 1M0

(the "Holder") is the registered holder of **2,525** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 15,000

Warrant Certificate No.: 18

THIS IS TO CERTIFY THAT, for value received,

TORO VENTURES INC.
Suite 305, 1132 Haro Street
Vancouver, BC V6E 1C9

(the "Holder") is the registered holder of **15,000** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be [illegible]

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 5,000 — Warrant Certificate No.: 50

THIS IS TO CERTIFY THAT, for value received,

WARNE TYLER
9209 Truman Road
Halfmoon Bay, BC V0N 1Y2

(the "Holder") is the registered holder of **5,000** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30. 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 2,500

Warrant Certificate No.: 42

THIS IS TO CERTIFY THAT, for value received,

ISAQUE VIERA
926 Hwy 23 Box 1001
Nakusp, BC V0G 1R0

(the "Holder") is the registered holder of **2,500** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 5,000

Warrant Certificate No.: 64

THIS IS TO CERTIFY THAT, for value received,

BRUCE L. WALKER
1240 Industrial Road
Kelowna, BC V1Z 1G5

(the "Holder") is the registered holder of **5,000** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 5,000 | Warrant Certificate No.: 30

THIS IS TO CERTIFY THAT, for value received,

ALAN WATERSTREET
Box 964
Salmo, BC V0G 1Z0

(the "Holder") is the registered holder of **5,000** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 5,000 Warrant Certificate No.: 60

THIS IS TO CERTIFY THAT, for value received,

EDMUND WEBBER
2007 Rosealee Lane
Kelowna, BC V1Z 3Z5

(the "Holder") is the registered holder of **5,000** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 5,000

Warrant Certificate No.: 3

THIS IS TO CERTIFY THAT, for value received,

CHRIS J. WHITE
2046 Horizon Drive
Kelowna, BC V1Z 3N4

(the "Holder") is the registered holder of **5,000** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30. 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

2792.001 0132

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 5,000 — Warrant Certificate No.: 22

THIS IS TO CERTIFY THAT, for value received,

MAX ZEEBEN
Box 295
Nelson, BC V1L 5P9

(the "Holder") is the registered holder of **5,000** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITS HEREIN PROVIDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MAY 1, 2004

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 1, 2004

COLUMBIA YUKON EXPLORATIONS INC.

COMMON SHARE PURCHASE WARRANT

DATED: December 31, 2003

Number of Warrants: 1,250 Warrant Certificate No.: 10

THIS IS TO CERTIFY THAT, for value received,

NICK J. ZEEBEN
9 - 5487 Cecil Street
Vancouver, BC V5R 4E4

(the "Holder") is the registered holder of **1,250** share purchase warrants (the "Warrants") of **COLUMBIA YUKON EXPLORATIONS INC.** (the "Company"). Each Warrant entitles the Holder to subscribe for and purchase, subject to the terms hereof including, without limitation, certain adjustment provisions, a Warrant Unit (a "Warrant Unit") comprising two flow-through common shares (the "Flow-Through Shares") and one non-flow-through common share (the "Non-Flow-Through Common Share") in the share capital of the Company for an exercise price of $2.70 per Warrant Unit (the "Exercise Price") until 4:30 p.m. (Vancouver time) on June 30, 2004 (the "Expiry Time") after which time the Warrants represented hereby shall expire, all subject to adjustment as hereinafter provided.

The right to acquire Warrant Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto as Appendix A; and

(b) surrendering this Warrant Certificate and delivering a completed Exercise Form and a certified cheque or bank draft in an amount equal to the Exercise Price multiplied by the number of Warrant Units to be acquired, subject to adjustment in accordance

Article;

11

COLUMBIA YUKON EXPLORATIONS INC.

CONFIDENTIAL OFFERING MEMORANDUM

December 1, 2003

COLUMBIA YUKON EXPLORATIONS INC.
(the "Company")
2489 Bellevue Avenue
West Vancouver, British Columbia V7V 1E1

Phone (604) 922-2030
Fax (604) 922-2037
E-mail: info@waterfrontgroup.com
(TSXV "CYU")

Date: December 1, 2003

Note: All capitalized terms herein have the meaning ascribed thereto in the Company's Annual Information Form (the "AIF") dated November 25, 2003 unless stated otherwise. See Item 2.2.

The Offering

Securities Offered:
The Company proposes to sell up to 325,000 units (the "Units") for a price of $1.98 per Unit. Each Unit will be comprised of two (2) flow-through common shares, (each, a "Flow-Through Share"), one (1) equity non-flow through common share (a "Share") and one (1) share purchase warrant (a "Share Purchase Warrant") in the Company's share capital, for gross proceeds of up to $643,500. Each warrant entitles the holder to acquire a unit (a "Warrant Unit") comprised of two additional Flow-Through Shares and one Share for a price of $2.70 for a period of six months from the date of Closing. **The Units will be sold to purchasers (the "Purchasers") in the Provinces of British Columbia and Alberta (the "Qualifying Jurisdictions") pursuant to available exemptions from the prospectus and registration requirements of the applicable securities legislation of the Qualifying Jurisdiction.** The Units may also be sold in other jurisdictions pursuant to available exemptions from the registration and prospectus requirements of the applicable securities legislation of the applicable jurisdiction, which may require the delivery to the purchasers of a copy of this offering memorandum.

Price per Unit:
$1.98

Offering:
Up to 325,000 Units for gross proceeds of up to $643,500. **There is no minimum offering amount. You may be the only purchaser.**

Payment terms:
Payment is to be made to the Company, concurrently with the delivery of a duly executed and completed Subscription Agreement. See Item 5.2 "Subscription Procedure".

Proposed closing date(s):
December 30, 2003 or such other date(s) as management of the Company may determine.

Tax consequences:
There are important tax consequences to the securities. See Item 6.

Selling agent:
None.

Resale restrictions

You will be restricted from selling your securities for four months. See Item 10.

Purchaser's rights

You have two business days to cancel your agreement to purchase these securities. If there is a misrepresentation in this offering memorandum, you have the right to sue either for damages or to cancel the agreement. See Item 11.

No securities regulatory authority has assessed the merits of these securities or reviewed this offering memorandum. Any representation to the contrary is an offence. This is a risky investment. See Item 8.

Item 1 Use of Net Proceeds

1.1 Net Proceeds

		Assuming minimum offering	Assuming maximum offering
A	Amount to be raised by this offering	$0	$643,500
B	Estimated offering costs (e.g. legal, accounting etc.)	$0	$10,000
C	Net proceeds C=A-B	$0	$633,500

1.2 Use of Net Proceeds

Description of intended use of available funds listed in order of priority	Assuming maximum offering
To fund the recommended Phase I, II and III work programs on the Company's Barnes Creek Property, as outlined in the Company's AIF(1)	$268,716
To fund the recommended Phase I, II and III work programs on the Company's Gold Canyon Property, as outlined in the Company's AIF(2)	$257,043
To pay current outstanding payables and loans as at November 30, 2003	$0
Unallocated working capital	$107,741
Total:	$633,500

Notes:

(1) As at November 30, 2003, the Company had spent approximately $59,584.37 on the recommended work program for its Barnes Creek Property. The total amount of the three phases of recommended work program is $328,300.

(2) As at November 30, 2003, the Company had spent approximately $4,156.79 on the recommended work program for its Gold Canyon Property. The total amount of the three phases of recommended work program is $261,200.

(3) Work on Phase II and Phase III programs will only be carried out upon satisfactory results of the Phase I work programs. If the Company does not continue with Phase II and III programs on either the Barnes Creek Property or the Gold Canyon Property, the Company will use the allocated funds for exploration on its Hebner Lake Property or on other exploration properties.

1.3 Reallocation

The Company intends to spend the available funds as stated. Management will reallocate funds only for sound business reasons.

1.4 Working Capital Deficiency

As at November 30, 2003, the Company does not have any working capital deficiency.

1.5 Insufficient Proceeds

The proceeds of this offering may not accomplish all of our proposed objectives (see Item 8 – Risk Factors "Requirements for Further Financing") and there is no assurance that alternative financing will be available.

Item 2 Information About Columbia Yukon Explorations Inc.

2.1 Business Summary

The Company was incorporated on May 3, 1984 as "Lonetree Resources Ltd." under the *Business Corporations Act* (Alberta). The Company changed its name to "Columbia Yukon Explorations Ltd." on July 12, 1993 and consolidated its share capital on the basis of one post-consolidation common share for every three outstanding pre-consolidation common shares. On March 18, 1999 the company continued into British Columbia under the name "Columbia Yukon Exploration Inc.". The Company was extra-provincially registered in the province of Newfoundland on July 6, 1995 and in Manitoba on November 15, 2003.

The head office of the Company is located at 2489 Bellevue Avenue, West Vancouver, British Columbia V7V 1E1. The Company's registered and records office is located at 1100, 888 Dunsmuir Street, Vancouver, British Columbia V6C 3K4.

The Company does not have any subsidiaries.

The Company is a mineral exploration company, engaged in the acquisition and exploration of mineral properties. The Company presently holds interests or options to acquire interests in various mineral properties located in Canada. The Company is pursuing an active program of acquisitions and exploration in the Slocan and Vernon mining district of British Columbia and the Pas district of Manitoba. The Company also holds claims in Labrador. All of the properties in which the Company has an interest are in the exploration stage.

2.2 Existing Documents Incorporated by Reference:

Information in the documents listed in the table below has been incorporated by reference into this offering memorandum from documents filed with securities regulatory authorities in Canada. The documents incorporated by reference are available for viewing on the SEDAR website at www.sedar.com. In addition, copies of the documents may be obtained on request without charge from the Company at 2489 Bellevue Avenue, West Vancouver, British Columbia, V7V 1E1, telephone (604) 922-2030, attention Douglas L. Mason, President.

Documents listed in the table and information provided in those documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement in this offering memorandum or in any other subsequently filed document that is also incorporated by reference in this offering memorandum.

Description of document	Date of document
Material Change Report	November 28, 2003
Annual Information Form	November 26, 2003
Technical Report on Barnes Creek Project and author's certificate and consent	November 26, 2003
Technical Report on Gold Canyon Property and author's certificate and consent	November 26, 2003
Technical Report on Hebner Lake Project and author's certificate and consent	November 26, 2003
Material Change Report	October 29, 2003
Interim Financial Statements	September 25, 2003
B.C. Form 51-901F	September 25, 2003
Management Proxy / Information Circular	August 29, 2003
B.C. Form 51-901F	August 29, 2003
Audited Annual Financial Statements	August 29, 2003
Material Change Report	July 15, 2003
Material Change Report	July 10, 2003

Description of document	Date of document
Material Change Report	April 1, 2003
Interim Financial Statements	March 19, 2003
B.C. Form 51-901F	March 19, 2003
Material Change Report	March 18, 2003
Press Release	March 4, 2003
Material Change Report	February 6, 2003
Material Change Report	January 2, 2003

2.3 Existing Documents Not Incorporated by Reference

Other documents available on the SEDAR website are not incorporated by reference into this offering memorandum unless they are specifically referenced in the table above. Your rights, as described in Item 11 of this offering memorandum, apply only in respect of information contained in this offering memorandum and documents or information incorporated by reference.

2.4 Future Documents Not Incorporated by Reference

Documents filed after the date of this offering memorandum are not deemed to be incorporated into this offering memorandum. However, if you subscribe for securities and an event occurs, or there is a change in our business or affairs, that makes the certificate to this offering memorandum no longer true, we will provide you with an update of this offering memorandum, including a newly dated and signed certificate, and will not accept your subscription until you have re-signed the subscription agreement to purchase the securities.

Item 3 Directors, Officers, Promoters and Principal Holders

The names, municipality of principal residence and position with the Company for each of the Company's directors, senior officers, promoters and each person who, directly or indirectly owns or controls 10% or more of the Company's voting securities is as follows:

Name and municipality of principal residence	Position (s) with the Company
Douglas L. Mason West Vancouver, B.C.	President, Chairman and Director
Benjamin Ainsworth North Vancouver, British Columbia	Vice-President, Exploration and Director
Sharon E. Constable Burnaby, British Columbia	Director
Stuart R. Ross West Vancouver, British Columbia	Corporate Secretary
Gary Kilpatric Nelson, British Columbia	Vice-President, Operations
Clive Shallow Coquitlam, British Columbia	Vice-President, Communications

You can obtain further information about directors and senior officers from the Company's AIF available on the SEDAR website at www.sedar.com.

Current information regarding the securities held by directors, senior officers and principal holders can be obtained from the British Columbia Securities Commission or from its website at www.bcsc.bc.ca.

Item 4 Capital Structure

The following table sets out the capitalization of the Company following the offering.

Designation of Security	Authorized	Number Issued and Outstanding as at November 30, 2003	Number Issued and Outstanding After Completion of the Maximum Offering
Common Shares	100,000,000	3,357,002	4,332,002
Director and Employee Stock Options	210,019	210,000	210,000
Share Purchase Warrants	N/A	90,000 (1)	90,000
Share Purchase Warrants issued pursuant to this Offering	N/A	0	325,000(2)
Long Term Debt	N/A	$0	$0

Notes:

(1) These Warrants are exercisable until December 31, 2003 at a price of $0.30 per share.

(2) These Share Purchase Warrants are exercisable into a Warrant Unit comprising of two Flow Through Shares and one Share at a price of $2.70 per Share Purchase Warrant.

Item 5 Securities Offered

5.1 Terms of Securities

The Company is offering for sale up to 325,000 Units for a price of $1.98 per Unit for gross proceeds of up to $643,500. Each Unit is comprised of two Flow-Through Shares, one Share and one Share Purchase Warrant. Each Share Purchase Warrant will entitle the holder thereof to purchase a Warrant Unit comprised of two additional flow-through common shares and one equity common share of the Company at a price of $2.70 per Warrant Unit for a period of six months from the date of closing.

The Company has only one kind and class of shares, being the common shares, and there are no unusual rights or restrictions attached to that class. The common shares are not subject to any future call or assessment. All of the common shares rank equally as to voting rights, entitlements to dividends and participation in a distribution of the Company's assets upon its liquidation, dissolution or winding-up.

The holders of the Company's common shares are entitled to receive notice of all meetings of shareholders and to attend and vote the common shares at the meeting. Each common share carries with it the right to one vote.

In the event of the Company's liquidation, dissolution or winding-up, or any other distribution of the Company's assets, the holders of the common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid out its liabilities. Distribution in the form of dividends, if any, will be set by our board of directors.

5.2 Subscription Procedure

Purchasers wishing to subscribe for Units may do so by completing the following three steps:

Step 1. <u>**Subscription Forms**</u> - Purchasers must complete and execute the following documents:

(a) Subscription Agreement attached hereto as Schedule A; and

(b) Risk Acknowledgment Form (Form 45-102F3) in duplicate attached hereto as Appendix II to the Subscription Agreement.

You should keep a signed copy of the Risk Acknowledgement Form.

Step 2. <u>**Method of Payment**</u> – Purchasers can pay for Units by way of a certified cheque, bank draft or other form of payment acceptable to the Company, in an amount equal to the number of Units subscribed for multiplied by $1.98 per Unit.

Step 3. <u>**Submitting Subscriptions**</u> – Purchasers may forward the completed subscription forms and cheques to Company at:

Columbia Yukon Explorations Inc.	Telephone :	604-922-2030
Attention: Douglas L. Mason	Fax:	604-922-2037
2489 Bellevue Avenue		
West Vancouver, B.C. V7V 1E1		

All Purchasers are advised and encouraged to seek independent legal, tax, investment and financial advice with respect to this investment, and are also advised that our solicitors and accountants act for us and do not act for the individual Purchasers in this transaction.

All subscription proceeds received by the Company will be held in trust for a period of not less than two full business days after the date it is received.

The Company expects to close this offering on or before December 30, 2003, or such other date as is determined by the Company.

At the closing of the offering each Purchaser will receive certificates representing fully paid and non-assessable Flow-Through Shares and Shares and a certificate representing Share Purchase Warrants comprising the Units, provided you have paid the subscription price in full.

Item 6 Principal Canadian Federal Income Tax Considerations

You should consult your own professional advisers to obtain advice on the tax consequences that apply to you. Not all securities are eligible for registered retirement savings plan (RRSP). You should consult your own professional advisers to obtain advice on the RRSP eligibility of these securities.

Summary of Income Tax Considerations Prepared by the Company

The following is a summary of the principal Canadian federal income tax considerations arising under the Income Tax Act (Canada) (the "Tax Act") for a Purchaser who acquires Units. The Canadian federal income tax consequences will not be the same for all Purchasers but may vary depending on a number of factors, including whether or not the Units, Flow-Through Shares, Shares and Share Purchase Warrants acquired by the Purchaser are characterized as capital property, whether the Purchaser deals at arm's length with the Company, whether the Purchaser is an individual, a trust or a corporation, the particular province in which the Purchaser resides, carries on business or has a permanent establishment, the amount that would be the Purchaser's taxable income but for his investment in the Flow-Through Shares and the Flow-Through Warrant Shares and the manner in which the proceeds for the Flow-Through Shares and the Flow-Through Warrant Shares are expended.

This summary is based on the Tax Act and the regulations enacted thereunder (the "Regulations") taking into account all published proposals for the amendment thereof to the date hereof (the "Proposed Amendments") and upon an assumed understanding of the current administrative practices of Canada Custom and Revenue Agency ("CCRA"). This summary dose not otherwise take into account or anticipate any change in law or administrative practice, nor does it take into account provincial or territorial tax laws of Canada or tax laws of any foreign country. No assurances can be given that the Proposed Amendments will be enacted as proposed or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary outlines the principal Federal income tax consequences to a Purchaser based on the following assumptions:

1. The Purchaser is an individual or corporation resident in Canada;
2. The Purchaser holds the Units, Flow-Through Shares, Shares and Share Purchase Warrants acquired hereunder as capital property, all within the meaning of the Tax Act. The common shares will generally constitute capital property to a holder thereof unless the holder holds such securities in the course of carrying on the business of trading or dealing in securities or otherwise as part of a business of buying and selling securities or has acquired such securities in a transaction or transactions considered to be an adventure in the nature of trade;
3. This summary does not apply to Purchasers who are "financial institutions" (for purposes of the "mark-to-market" provisions of the Tax Act) or who are principal-business corporations within the meaning of the Tax Act or whose business includes trading or dealing in rights, licenses or privileges to explore for drill for or take minerals, oil, natural gas or other related hydrocarbons;
4. The Purchaser deals at arm's length with the Company within the meaning of the Tax Act;
5. The Company will be a "principal-business corporation" at all material times;
6. The Flow-Through Shares and the Flow-Through Warrant Shares, when issued, will not be "prescribed shares", all within the meaning of the Tax Act; and
7. The Company will make all necessary filings in respect of the issue of the Flow-Through Shares and Flow-Through Warrant Shares and the renunciation of Canadian Exploration Expense ("CEE") in the manner and within the time periods required by the Tax Act and the regulations thereto.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Purchaser. Accordingly, each potential Purchaser should obtain independent advice regarding the income tax consequences of investing in Units, Flow-Through Shares, Shares and the Share Purchase Warrants with reference to his own particular circumstances, including any provincial tax consequences or benefits.

Allocation of Unit Cost

Each Unit will be issued at a price of $1.98. Purchasers will be required to allocate the price for each Unit on a reasonable basis between the Flow-Through Shares, the Share and the Share Purchase Warrant comprising each Unit. The Company will allocate $1.979 of each Unit to the Flow-Through Shares and the Share of which it will allocate $0.658 to each Share, $0.66 to each Flow-Through Share and $0.001 to the Share Purchase Warrant. The Company believes such an allocation to be reasonable but it will not be binding on CCRA.

Exercise, Expiry or Disposition of Warrants

No gain or loss will be realized by a holder of a Share Purchase Warrant upon the exercise of a Share Purchase Warrant and consequent acquisition of Flow-Through Warrant Shares and a Share (collectively, the "Warrant Shares'). When Share Purchase Warrants are exercised, the Purchaser's cost of the Warrant Shares acquired thereby will generally be the aggregate of the holder's adjusted cost base of the Share Purchase Warrant and the exercise price paid for the Warrant Shares, which cost must then be averaged with the adjusted cost base of all other common shares of the Company held by the Purchaser for the purposes of subsequently computing the adjusted cost base of each common share of the Purchaser. In the event of the expiry on an unexercised Share Purchase Warrant, the Share Purchase Warrant holder will realize a capital loss equal to the adjusted cost base of the Share Purchase Warrant to such holder. A disposition or deemed disposition of a Share Purchase Warrant (other than on the exercise or the expiry thereof) will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of disposition costs, exceed (or are less than) the adjusted cost base of the Share Purchase Warrant to the holder.

Disposition of Shares

A shareholder who disposes of or is deemed to dispose of Shares (other than to the Company) will realize a capital gain (or a capital loss) in the taxation year of the disposition equal to the amount by which the proceeds of disposition exceed (or are less than) the aggregate of the shareholder's adjusted cost base of such Shares and reasonable costs of disposition. **The adjusted cost base of the Flow-Through Shares and Flow-Through Warrant Shares is deemed to be nil and must be averaged with the adjusted cost base of all common shares held by the holder for the purpose of calculating capital gains or capital losses on subsequent dispositions of the common shares, including the Flow-Through Shares and Flow-Through Warrant Shares.**

One-half of any capital gain (a taxable capital gain) must be included in computing the income of a taxpayer for the year in which the disposition takes place, while one-half of any capital loss (an allowable capital loss) will generally be required to be deducted against taxable capital gains realized by the Purchaser in the current taxation year. Allowable capital losses not deducted in the year in which they arise may be deducted by a taxpayer from taxable capital gains realized in any of the three preceding years, or any subsequent year, subject to the detailed provisions of the Tax Act in that regard.

Paid-Up Capital Adjustment

The paid-up capital of the common shares of the Company will be increased upon the issuance of Flow-Through Shares and Flow-Through Warrant Shares offered hereunder. For purposes of the Tax Act, the Company must reduce the paid-up capital of all its issued common shares by an amount equal to 50% of the Qualifying CEE renounced in respect of the Flow-Through Shares and Flow-Through Warrant Shares issuable hereunder. As paid-up capital represents an amount that the Company may potentially return to

its shareholders without being characterized as a dividend, the reduction in paid-up capital could result in increased tax payable if there were ever to be a return of capital to the shareholders.

Canadian Exploration Expense

CEE is defined in the Tax Act to include, among other things the following:

(a) any expense incurred for the purpose of determining the existence, location, extent or quality of a mineral resource in Canada, including any expense incurred in the course of prospecting, carrying out geological, geophysical or geochemical surveys; drilling by rotary, diamond, percussion or other methods, or trenching, digging test pits and preliminary sampling ("grass roots exploration"); but not including any Canadian development expense within the meaning of the Tax Act or any expense that may reasonably be considered to be related to a mine that has come into production in reasonable commercial quantities or to be related to a potential or actual extension thereof; and

(b) any expense incurred after November 16, 1978, for the purpose of bringing a new mine in a mineral resource in Canada into production in reasonable commercial quantities and incurred before the coming into production of the new mine, including clearing, removing overburden and stripping, sinking a mine shaft and constructing an adit or other underground entry.

The Company shall use its best efforts to make expenditures qualifying as CEE, in an amount equal to the subscription proceeds from the issuance of Units comprising Flow-Through Shares and to renounce such CEE to Purchasers in accordance with the provisions of the Tax Act. Provided that the Flow-Through Shares qualify as "flow-through shares" as defined in the Tax Act, CEE incurred by the Company and renounced to the Purchasers in accordance with the Tax Act will be deemed to be CEE incurred by the Purchasers on the effective date of the renunciation in the amount renounced and will be added to the Purchaser's cumulative CEE ("CCEE") pool to be treated as described below.

Qualifying CEE incurred by the Company from the time it enters into a flow-through subscription agreement (and funds are advanced) up to the end of the 24th calendar month after the calendar month in which the flow-through subscription agreement was made may be renounced by the Company to the Purchaser in an amount not exceeding the subscription price paid by the Purchaser for the Flow-Through Shares under the flow-through subscription agreement, effective on a date on or after which such CEE is incurred. CEE that is so renounced to the Purchaser will be deemed to have been incurred by the Purchaser on the effective date of the renunciation, and may be added to the Purchaser's CCEE. Certain qualifying CEE incurred by the Company during a particular year may, in limited circumstances, be renounced effective December 31st of the previous year, provided that the Purchaser and the Company have entered into a binding flow-through subscription agreement in the previous year, the Purchaser has fully paid the subscription price before the end of that previous year, the Purchaser deals at arm's length with the Company throughout the particular year, and that certain other requirements are met. However, if the Company fails to incur expenses during a calendar year equal to the amount renounced, the deficiency will reduce the CEE available to the Purchaser. Any amounts due to the Canada Customs & Revenue Agency by a Purchaser as a result of such an adjustment would be payable by April 30th of the year following the year in which the expenses were to be incurred.

CEE that may be renounced by the Company to the Purchasers will generally be CEE otherwise deductible by the Company less certain related assistance the Company has received or may reasonably be expected to receive that is reasonably related to such CEE, any portion of such CEE that is prescribed by the regulations to the Tax Act as relating to overhead expenses, and the aggregate of any amounts that have been previously renounced in respect of those expenses.

CEE deemed to have been incurred by a Purchaser is added to the Purchaser's CCEE account. A Purchaser may generally deduct in computing the Purchaser's income from all sources for a taxation year up to 100% of the Purchaser's CCEE at the end of such taxation year. To the extent that a Purchaser does not deduct the full amount of the Purchaser's CCEE at the end of a taxation year, the balance will be carried forward and the Purchaser will generally be entitled to deduct the balance in subsequent years in accordance with the provisions of the Tax Act, subject to the rules limiting the ability to deduct amounts after a change of control of a corporate Purchaser. A Purchaser's CCEE is reduced by, among other things, deductions claimed in respect thereof and by the amount of any assistance which the Purchaser has received or is entitled to receive in respect of CEE (including provincial tax credits that the Purchaser has received or is entitled to receive in respect of such CEE). If at the end of a particular taxation year, the CCEE account of a Purchaser is negative, the negative amount must be included in computing the Purchaser's income for the taxation year, and consequently the Purchaser's CCEE account will have a nil balance. A Purchaser who disposes of Flow-Through Shares will retain the entitlement to receive renunciations of CEE from the Company as described above as well as the ability to deduct any CEE previously renounced to the Purchaser by the Company, and the purchaser of such shares will not be entitled to a renunciation of any CEE or to such deductions.

Federal Flow-Through Share Investment Tax Credit

In addition to the benefits accruing to a Purchaser by the renunciation of CEE by the Company, the Federal government provides for a 15% non-refundable tax credit to an individual (other than a trust) for expenses;

1. incurred by a corporation after October 17, 2000 and before 2005;
2. renounced in favour of the individual pursuant to a flow-through share purchase agreement made after October 17, 2000;
3. incurred in conducting mining exploration activity from or above the surface of the earth for determining the existence or location of a mineral resource, and
4. that would be described as CEE that otherwise qualifies as "grass roots exploration", other than certain expenses in respect of digging test pits, preliminary sampling and trenching if one of the purposes of the trenching is preliminary sampling.

The Federal investment credit is a non-refundable credit and any unused credit at the end of a taxation year may be carried back three years and carried forward seven years to reduce federal income tax otherwise payable in those years. To be entitled to the tax credit, a Purchaser is generally required to file a prescribed form within one year of the "filing due date" with the meaning of the Tax Act for the taxation year in which the tax credit is earned.

This tax credit reduces CCEE in the year following the year in which it is claimed and, therefore, may lead to an income inclusion to the extent that it creates a negative CCEE balance. In addition, the credit that may be claimed may be limited to federal surtax payable if the individual is otherwise subject to Alternative Minimum Tax.

Interest Expense

For taxation years beginning before 2005, reasonable interest expense incurred by a Purchaser on funds borrowed to purchase Units should be deductible by the Purchaser in computing the Purchaser's income under the Tax Act. Purchasers should be aware that all or part of interest payable on funds borrowed to acquire Units may cease to be deductible if the Shares or Flow-Through Shares are sold.

For taxation years beginning after 2004, based on proposed amendments to the Tax Act announced on October 31, 2004, all or a portion of the interest expense incurred by a Purchaser on funds borrowed to purchase Units may not be deductible in the event that the Purchaser does not expect to realize a cumulative profit from the shares of the Company over the entire period that the Purchaser can reasonably be expected to hold the shares.

Dividends Received on Shares

Dividends received by a Purchaser who is a Canadian resident individual on Shares will be eligible for the dividend tax credit. For purposes of calculating the individual's income, dividends received by the individual will be increased by one quarter (the "gross-up") and the total amount added to the individual's income. The individual will then be entitled to a credit against Federal tax otherwise payable equal to two-thirds of the gross-up amount. The combined effect of the gross-up and the tax credit is to reduce the effective tax rate on the dividends from that applicable to ordinary income.

Dividends received by Canadian resident corporations are included in the corporation's income but typically a corresponding deduction from income is permitted. However, dividends received by certain corporations (generally a corporation holding less than a 10% interest in the Company) are subject to a refundable tax of 33 1/3%. These taxes may, in general, be refunded if the recipient corporation pays sufficient dividends to its shareholders.

Minimum Tax

Pursuant to the alternative minimum tax rules in the Tax Act, the tax otherwise payable under Part I of the Tax Act by an individual (other than certain trusts) will not be less than the minimum amount computed by reference to the individual's adjusted taxable income for the year. For these purposes the minimum amount generally means 16% of adjusted taxable income in excess of $40,000. In calculating adjusted taxable income for this purpose, certain deductions and credits otherwise available are disallowed and certain amounts otherwise not taxable are included in income. These disallowed items include deductions for Qualifying CEE to the extent the deductions exceed the individual's resource income before deduction of those amounts. The Tax Act also disallows carrying charges which relate to an investment in Flow-Through Shares and Flow-Through Warrant Shares to the extent that the deductions for such carrying charges exceed the individual's resource income after deductions for resource expenses. The "grossed up" portion of taxable dividends is deducted in the computation of adjusted taxable income. The non-taxable portion of capital gains is added in the computation. Whether and to what extent a particular holder will be subject to minimum tax will depend upon the amount of the holder's income, the sources from which it is derived and the nature and amount of any deductions that are claimed. Any additional tax payable for a year resulting from the application of the minimum tax provisions is recoverable to the extent the tax otherwise determined exceeds the minimum amount for any of the following seven taxation years.

Cumulative Net Investment Loss

One half of the amount of the Qualifying CEE renounced to a Subscriber will be added to the Purchaser's cumulative net investment loss ("CNIL") account. A Purchaser's CNIL account may impact a Purchaser's ability to access the $500,000 capital gains exemption available on the disposition of certain qualifying small business company shares.

Investment Eligibility

Flow-Through and Non-Flow Through Shares listed on a prescribed stock exchange will be a qualified investment, within the meaning of the Tax Act, for registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), registered education savings plans ("RESPs") and deferred profit sharing plans ("DPSPs"). The Company's Shares are listed on a prescribed stock exchange, therefore, the Warrants to purchase the Shares will also be considered a qualified investment, within the meaning of the Tax Act.

A Purchaser who is an individual may contribute all or a portion of his Shares and Warrants to an RRSP and, therefore, become entitled to a deduction in computing income equal to the fair market value of the Warrants or Shares at the time they are contributed, within the limits set out in the Tax Act. A Purchaser who contributes or transfers Warrants or Shares to an RRSP, RRIF, RESP or DPSP will be deemed to have disposed of the Warrants or Shares for proceeds of disposition equal to the fair market value of the Warrants or Shares at that time. Purchasers who plan to contribute all or a portion of their Warrants or Shares into an RRSP, RRIF, RESP or DPSP are strongly advised to consult their tax advisors as to the tax consequences related thereto.

Item 7 Compensation Paid to Sellers and Finders

The Company may pay a finder's fee (the "Finder's Fee") to certain individuals (the "Finders") who introduce Purchasers to the Company. The maximum Finder's Fee will be 10% of the gross proceeds obtained by the Company from the applicable Purchaser. The Finder's Fee will be payable either in cash or securities at the option of the Company.

Item 8 Risk Factors

Investment in the Units offered hereby is highly speculative. A prospective Purchaser should consider carefully the following risk factors in addition to those set out in the Company's Annual Information Form dated November 25, 2003, which are incorporated herein by reference.

The following is a brief discussion of those distinctive or special characteristics of the Company's operations and industry which may have a material impact on, or constitute risk factors in respect of, the Company and its future financial performance.

Requirement for Further Financing

We presently do not have sufficient financial resources to undertake all of our currently planned exploration and development programs or to make all required option payments with respect to our properties. The further development and exploration of the various mineral properties in which we hold interests depends upon our ability to obtain financing through various methods, including joint ventures of projects, debt financing, equity financing or other means. There can be no assurance that we will be able to raise the balance of the financing required or that such financing can be obtained without substantial dilution to Shareholders. Failure to obtain additional financing on a timely basis could cause us to forfeit our interest in some or all of our properties and reduce, delay or terminate our operations.

Mineral Exploration

The Company is in the business of exploring natural resource properties, a highly speculative endeavour. There is no assurance that the Company's mineral exploration activities will be successful. Delays in obtaining government approvals, inability to obtain financing or other factors could cause delays in

present exploration and development of mineral properties. The Company does not have a history of earnings or the provision of return on investment and there is no assurance that it will produce revenue, operate profitably or provide a return on investment in the future. All of the Company's properties are in the exploration stage without a known body of mineralized material. There is no guarantee that mineralized materials will be found or that if they are found that they will be found in commercially mineable quantities. Few properties which are explored are ultimately developed into producing mines.

Operating Hazards and Risks

The Company's mining activities are subject to the risks normally inherent in mineral exploration, including but not limited to environmental hazards, industrial accident, flooding, periodic or seasonal interruptions due to climate and hazardous weather conditions, and unusual or unexpected formations. Such risks could result in damage to or destruction of mineral properties or production facilities, personal injury, environmental damage, delay in mining and possible legal liability. The Company may become subject to liability for pollution and other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. The payment for such liabilities would reduce the funds available for exploration and mining activities and may have a material impact on the Company's financial position.

Title

Certain of the mining properties or claims in which the Company has an interest may not have been surveyed and, accordingly, the precise location of the boundaries of the claims and ownership of mineral rights on specific tracts of land comprising the claims may be in doubt. Such claims have not been converted to lease and tenure, and are, accordingly, subject to regular compliance with assessment work requirements. Other parties may dispute the Company's title to its mining properties. The Company has conducted its own due diligence with respect to title of the properties, however this should not be construed as a guarantee of title. The Company's properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

Key Employees

The Company depends on a number of key employees, the loss of any one of whom could have an adverse effect on the Company.

Competition

The competition in the mineral exploration and development business could adversely affect the Company's ability to acquire suitable properties for mineral exploration in the future. The Company competes with other exploration and mining companies, many of which have greater financial resources than the Company, for the acquisition of mineral claims, leases and other mineral interests.

Environmental Regulation

All phases of the Company's operations are subject to environmental regulation in the various jurisdictions in which it operates. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations.

Tax Risks

There can be no assurance that income tax laws in Canada will not be changed in a manner that will fundamentally alter the tax consequences to purchasers holding or disposing of Flow-Through Shares or Flow-Through Warrant Shares. Due to insufficient prospects, the Company may not incur sufficient Qualifying Expenditures by December 31, 2004 which may reduce the return on a purchaser's investment in Units. See "Canadian Federal Income Tax Considerations".

There is no guarantee that Canada Customs and Revenue Agency ("CCRA") will agree with the characterization of the expenses to be incurred by the Company under the Subscription Agreement. If, and to the extent that, CCRA challenges the expenses renounced by the Company as not qualifying as Qualifying Expenditures, purchasers will be adversely affected.

Volatility of Mineral Prices

The Company's revenues, if any, are expected to be derived in large part from the extraction and sale of precious and base metals. The prices of these commodities have fluctuated widely, particularly in recent years, and therefore the economic viability of any of the Company's exploration projects cannot be accurately predicted. There is no assurance that even if commercial quantities of mineralized material are discovered, a profitable market may exist for the sale of product from that mineralized material.

Dilution

There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future which will result in further dilution to the Company's shareholders.

Regulatory Proceedings Involving Douglas L. Mason

On October 30, 2000, the Commission issued a Notice of Hearing with respect to regulatory proceedings against Douglas L. Mason, the President, Chairman and a director of the Company. The Notice of Hearing alleges that Mr. Mason failed to comply with insider reporting and control person reporting requirements with respect to certain trades in shares of certain other companies for which he is a director or officer, and that Mr. Mason engaged or participated in improper trading of shares of certain companies. Mr. Mason has denied the allegations contained in the Notice of Hearing and has indicated that he will vigorously defend his position. The next Commission hearing with respect to the allegations is scheduled for February 16, 2004. If the Commission determines that some or all of the allegations contained in the Notice of Hearing are true, Mr. Mason could be ordered to resign from the offices he currently holds with the Company and prohibited from acting as a director or officer of the Company. Losing the services of Mr. Mason could have a material adverse effect on the Company's business, prospects and results of operations.

Dependence on Management

The Company's business is dependent upon continued support of existing management. The loss of any key member of the Company's existing management could adversely affect the Company's prospects.

Conflicts of Interest

Certain of the directors, officers, promoters and other members of management of the Company serve as directors, officers, promoters and members of management of other companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of

management of the Company and their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed in accordance with the provisions of applicable corporate legislation and directors or officers will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Possible Volatility of Share Price

The Company's share price has fluctuated significantly during recent years. There can be no assurance that the price of the Company's common shares will not decline below the current market price. Stock markets have experienced extreme price and volume volatility in recent years. This volatility has had a substantial effect on the market prices of securities of many small public companies for reasons frequently unrelated to the specific companies. These broad market fluctuations may adversely affect the market price of the Company's common shares.

Absence of Dividends

The Company has never declared or paid cash dividends on its common shares and does not anticipate doing so in the foreseeable future. There can be no assurance that the Company's board of directors will ever declare cash dividends, which action is exclusively within their discretion.

Regulatory Requirements

The Company's operations are subject to certain federal, provincial and local, laws and regulations relating to the exploration development and production of mineral properties, as well as environmental and safety matters. There is no assurance that laws and regulations enacted in the future will not adversely affect the Company's exploration for, and development and production of mineral properties. Such legislation and/or actions of federal, provincial and local governments may have a material effect on the Company in the future.

Purchasers should obtain their own professional advice as to tax, legal and other aspects of an investment in the Units being sold pursuant to this offering memorandum. This Offering is suitable for Purchasers who can afford to lose their entire investment.

Item 9 Reporting Obligations

The Company is a reporting Company in the provinces of Alberta and British Columbia and is listed for trading on the TSX Venture Exchange under the symbol "CYU". It is required to provide to shareholders quarterly unaudited financial statements within 60 days of the end of each quarter and audited financial statement within 140 days of each fiscal year end. In addition, the Company is required to send an information circular and other proxy related materials to shareholders on an annual basis and to comply with the continuous disclosure requirements of the TSX Venture Exchange.

Item 10 Resale Restrictions

These securities will be subject to a number of resale restrictions, including a restriction on trading. Until the restriction on trading expires, you will not be able to trade the securities unless you comply with an exemption from the prospectus and registration requirements under securities legislation.

Unless permitted under securities legislation, you cannot trade the securities before the date that is 4 months and a day after the distribution date.

Item 11 Purchasers' Rights

If you purchase these securities you will have certain rights, some of which are described below. For information about your rights you should consult a lawyer.

1. **Two Day Cancellation Right** - You can cancel your agreement to purchase these securities. To do so, you must send a notice to the Agent or, in the case of Purchasers who are subscribing for Units directly from us, to the Company, by midnight on the 2nd business day after you sign the subscription agreement to buy the securities.

2. **Statutory Rights of Action in the Event of a Misrepresentation (for residents in British Columbia and Alberta)** - If there is a misrepresentation in this offering memorandum, you have a statutory right to sue:

   (a) the Company to cancel your agreement to buy these securities; or

   (b) for damages against the Company and every person who was a director of the Company at the date of the offering memorandum and every person who signed the offering memorandum.

If you elect to exercise your right of rescission against the Company, you will not have the right of action for damages.

In the case of an action for damages, the Company will not be liable for all or any part of the damages that the Company proves does not represent the depreciation in value of the securities resulting from the misrepresentation and in no case will the amount exceed the price at which the securities were offered to you under this offering memorandum.

This statutory right to sue is available to you whether or not you relied on the misrepresentation. However, there are various defences available to the persons or companies that you have a right to sue. In particular, they have a defence if you knew of the misrepresentation when you purchased the securities.

If you intend to rely on the rights described in (a) or (b) above, you must do so within strict time limitations. You must commence your action to cancel the agreement within 180 days after you signed the subscription agreement to purchase the securities. You must commence your action for damages within the earlier of 180 days after learning of the misrepresentation and 3 years after the date of the transaction that gave rise to the cause of action.

3. **Contractual Rights of Action in the Event of a Misrepresentation** – if you reside in a jurisdiction which does not provide you with statutory rights in the event of a misrepresentation in this offering memorandum, you have a contractual right to sue the Company:

(a) to cancel your agreement to buy these securities; or

(b) for damages.

This contractual right to sue is available to you whether or not you relied on the misrepresentation. However, in an action for damages, the amount you may recover will not exceed the price that you paid for your securities and will not include any part of the damages that the Company proves does not represent the depreciation in value of the securities resulting from the misrepresentation. The Company has a defence if it proves that you knew of the misrepresentation when you purchased the securities.

If you intend to rely on the rights described in (a) or (b) above, you must do so within strict time limitations. You must commence your action to cancel the agreement within 180 days after you signed the subscription agreement to purchase the securities. You must commence your action for damages within the earlier of 180 days after learning of the misrepresentation and 3 years after you signed the subscription agreement to purchase the securities.

Item 12 Date and Certificate

This offering memorandum does not contain a misrepresentation.

Dated this 1st day of December, 2003

"Douglas L. Mason"
Douglas L. Mason,
Chief Executive Officer and Promoter

"Stuart R. Ross"
Stuart R. Ross,
Acting Chief Financial Officer

On Behalf of the Board of Directors

"Benjamin Ainsworth"
Benjamin Ainsworth
Director

"Sharon E. Constable"
Sharon E. Constable
Director

SCHEDULE "A"
SUBSCRIPTION AGREEMENT

Article;

12

COLUMBIA YUKON EXPLORATIONS INC.
2489 Bellevue Avenue
West Vancouver, British Columbia V7V 1E1

NOTICE OF ANNUAL GENERAL MEETING OF COMMON SHAREHOLDERS OF COLUMBIA YUKON EXPLORATIONS INC.

NOTICE IS HEREBY GIVEN THAT the annual general meeting of holders of common shares of Columbia Yukon Explorations Inc. (the "Company") will be held on September 24, 2003 at the hour of 9:00 a.m. (Vancouver time) at 2489 Bellevue Avenue, West Vancouver, British Columbia V7V 1E1. At the meeting, the shareholders will receive the financial statements for the year ended April 30, 2003 together with the auditors' report on those statements and consider resolutions to:

1. elect the board of directors for the ensuing year;
2. re-appoint Davidson & Company, Chartered Accountants, as the auditors of the Company for the ensuing year and to authorize the board of directors to fix their remuneration;
3. approve amendments to the Company's stock option plan on the basis described in the section of the information circular headed "Other Matters to be Acted Upon – Approval of Proposed Amendments to Stock Option Plan"; and
4. transact such other business as may properly be put before the meeting.

All registered shareholders are entitled to attend and vote at the meeting in person or by proxy. The board of directors requests all shareholders who will not be attending the meeting in person to read, date and sign the accompanying proxy and deliver it to Pacific Corporate Trust Company at 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 Attention: Shareholder Services. If a shareholder does not deliver a proxy to Pacific Corporate Trust Company before the close of business on September 22, 2003, then the shareholder will not be entitled to vote at the meeting by proxy.

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the meeting, either in person or by proxy.

An information circular and a form of proxy accompany this notice.

DATED at the City of Vancouver, in the Province of British Columbia, this 20th day of August, 2003.

ON BEHALF OF THE BOARD

(signed) "Douglas L. Mason"

Douglas L. Mason
President



Proxy

GENERAL MEETING OF SHAREHOLDERS OF

COLUMBIA YUKON EXPLORATIONS INC. (the "Company")
TO BE HELD AT 2489 BELLEVUE AVENUE, WEST VANCOUVER, BRITISH COLUMBIA, V7V 1E1 ON WEDNESDAY, SEPTEMBER 24, 2003 AT 9:00AM

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Douglas L. Mason, a Director of the Company, or failing this person, Sharon E. Constable a Director of the Company, or failing this person, Stuart R. Ross, an Officer of the Company, or in the place of the foregoing, ______________________(*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________________

DATE SIGNED: ______________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. To elect as Director, Benjamin Ainsworth		N/A	
2. Appointment of Davidson & Company, Chartered Accountants as auditors of the Company and to authorize the Directors to fix the Auditors' remuneration		N/A	
3. To approve amendments to the Company's stock option plan as described in the section of the information circular headed "Other Matters to be Acted Upon – Approval of Proposed Amendments to Stock Option Plan"			N/A
4. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions			N/A

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. *If this Instrument of Proxy is not dated* in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person,*** may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions,*** may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote

COLUMBIA YUKON EXPLORATIONS INC.

Annual General Meeting
to be held September 24, 2003

Notice of Annual General Meeting
and
Information Circular

August 20, 2003

COLUMBIA YUKON EXPLORATIONS INC.
2489 Bellevue Avenue
West Vancouver, British Columbia V7V 1E1

INFORMATION CIRCULAR
(as at August 20, 2003 except as otherwise indicated)

Solicitation of Proxies

This information circular (the "Circular") is provided in connection with the solicitation of proxies by the management of Columbia Yukon Explorations Inc. (the "Company"). The form of proxy (the "Proxy") which accompanies this Circular is for use at the Meeting of the shareholders of the Company (the "Meeting") to be held on Wednesday, September 24, 2003, at the time and place set out in the accompanying notice of meeting. The Company will bear the cost of this solicitation. The solicitation will be made by mail, but may also be made by telephone.

Appointment and Revocation of Proxy

The persons named in the Proxy are directors and officers of the Company. A shareholder who wishes to appoint some other person (who need not be a shareholder) to serve as his or her representative at the Meeting may do so by striking out the printed names and inserting the desired person's name in the blank space provided. The completed Proxy should be delivered to Pacific Corporate Trust Company, Attention: Shareholder Services, 10th Floor, 625 Howe Street, Vancouver, B.C., V6C 3B8 before the close of business on Monday, September 22, 2003 or the shareholder will not be entitled to vote at the Meeting by proxy. Only shareholders of record at the close of business on August 20, 2003 will be entitled to vote at the meeting.

A proxy may be revoked by:

(a) signing a proxy with a later date and delivering it at the time and place noted above;

(b) signing and dating a written notice of revocation and delivering it at the time and place noted above; or

(c) attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

A revocation of a proxy does not affect any matter on which a vote has been taken before the revocation.

Provisions Relating to Voting of Proxies

The shares represented by proxy in the enclosed form will be voted by the designated holder in accordance with the direction of the shareholder appointing him. If there is no direction by the shareholder, those shares will be voted for all proposals set out in the Proxy. The Proxy gives the person named in it the discretion to vote as he or she sees fit on any amendments or variations to matters identified in the notice of meeting, or any other matters which may properly come before the Meeting. At the time of printing of this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the notice of meeting.

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which

they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.

Intermediaries will frequently use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder and must be completed, but not signed, by the Non-Registered Holder and deposited with Pacific Corporate Trust Company; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

Financial Statements

The audited financial statements of the Company for the year ended April 30, 2003 (the "Financial Statements"), together with the auditor's report thereon, will be presented to the shareholders at the Meeting. The Financial Statements, together with the auditor's report thereon, are being mailed to the shareholders of record with this Circular.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On the date of the accompanying notice of meeting, the Company had 3,080,335 common shares issued and outstanding. All shares in the capital of the Company are of the same class and each carries the right to one vote.

Shareholders registered as at August 20, 2003 are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend and vote, deliver their proxies at the place and within the time set forth in the notes to the Proxy.

To the knowledge of the directors and senior officers of the Company, as of the date of this Circular, the following persons beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the issued

and outstanding common shares of the Company:

Member	Number of Shares	Percentage of Issued Capital
CDS & Co.[1]	1,393,196	45.2%
Doug Mason[2]	359,447	11.6%

1. The beneficial owner of shares held by depositories are not known to the directors or officers of the Company.
2. Of these shares, 339,539 are held by Criterion Capital Corporation, a private B.C. company of which Doug Mason is the sole shareholder,.

ELECTION OF DIRECTORS

Election of Directors

The Company's Articles provide for the division of the board of directors into three (3) classes, as nearly equal a number as the then total number of directors constituting the whole board of directors permits, with the term of office of one (1) class expiring at the annual meeting of shareholders held each year. At each annual meeting of shareholders, the successors to the class of directors whose term shall then expire shall be elected to hold office for a term expiring at the third succeeding annual meeting of shareholders.

The number of directors proposed to be elected at the Meeting is one. The management of the Company proposes to nominate Benjamin Ainsworth for election as director of the Company to serve until his successor is elected or appointed or his rotation expires. In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of the Company will be voted for Benjamin Ainsworth. Management does not contemplate that the nominee will be unable to serve as a director.

The following table sets forth the name of the person proposed to be nominated for election as a director at the Meeting, together with the names of the other persons whose terms of office as directors will continue after the Meeting, the offices they hold with the Company, their occupations, the length of time they have served as directors of the Company and the number of shares of the Company which each beneficially owns directly or indirectly or over which control or direction is exercised as of August 20, 2003.

(a) Persons Proposed by Management to be Nominated for Election as Directors at the Meeting:

Name, residence and positions, current and former, if any, held in the Company	Principal occupation for last five years	Served as director since	Number of securities owned or controlled at present[1]
BENJAMIN AINSWORTH [4] North Vancouver, B. C. *Director*	Geologist and Registered Professional Engineer; Principal of Ainsworth-Jenkins Holdings Inc.	Nov. 30/94	902 [2]

(b) Persons Whose Term of Office as a Director Will Continue After the Meeting:

Name, residence and positions, current and former, if any, held in the Company	Principal occupation for last five years	Served as director since	Number of securities owned or controlled at present[1]
DOUGLAS L. MASON[4] W. Vancouver, B. C. *President and Director*	President, Chief Executive Officer and a director of Clearly Canadian Beverage Corporation (a beverage producer and distributor listed on the Toronto Stock Exchange, OTC Bulletin Board); President, director and sole shareholder of Criterion Capital Corp. (a private investment and financial consulting company).	Nov. 9/94	359,447 [3]
SHARON E. CONSTABLE Burnaby, B.C. Director	Secretary of Waterfront Capital Corporation (an investment banking company listed on the TSX Venture Exchange), Secretary of the Company since April 20, 2000; Director of several other public companies.	Aug. 30/01	Nil

(1) The information as to common shares beneficially owned has been provided by the directors themselves.
(2) These shares are held by a company of which Benjamin Ainsworth is a principal.
(3) Of these shares, 339,539 are held by companies owned and controlled by Douglas L. Mason.
(4) Member of the audit committee.

Advance notice of the Meeting was published in *The Vancouver Sun* newspaper on July 31, 2003 in accordance with section 111 of the *Company Act* (British Columbia). No nominations for directors have been received from the members of the Company.

EXECUTIVE COMPENSATION

Executive Officers

Summary of Compensation

There is presently one Executive Officer of the Company. "Executive Officer" means the president, any vice-president in charge of a principal business unit such as sales, finance or production, any officer of the Company or a subsidiary who performs a policy-making function for the Company whether or not that person is also a director of the Company or the subsidiary, and the chairman and any vice-chairman of the board of directors of the Company if that person performs the functions of that office on a full-time basis.

Set out below is a summary of compensation paid during the last three completed financial year to the Chief Executive Officer of the Company. There are no other Executive Officers of the Company.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen -sation ($)
					Awards		Payouts	
		Salary ($)	Bo nus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)	
Douglas L. Mason *President*	2003 2002 2001	30,000(1) 30,000(1) 55,000(1)	Nil Nil Nil	Nil Nil Nil	75,000 Nil 302,292(2)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1) These amounts were paid to Criterion Capital Corporation ("Criterion") a private British Columbia company controlled by Douglas L. Mason. During the financial year ended April 30, 2003, the Company paid Criterion a management fee of $2,500 per month (plus disbursements) for management and fiscal agency related services rendered to the Company, for an aggregate fee of $30,000.

(2) During the year ended April 30, 2002, the Company consolidated its share capital on a 9.5 old shares for 1 new share ratio resulting in the 302,292 options being reduced to 31,820 options. These options expired unexercised during the year ended April 30, 2003.

Stock Option Plan and Stock Options

The Company has a formal plan under which stock options are granted which was approved by the shareholders of the Company at its annual general meeting held on July 14, 2000, as amended August 30, 2001 (the "Plan").

The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the Company's secretary or such other senior officer or employee as may be designated by the board of directors from time to time.

The Plan authorizes the board of directors to grant options to purchase common shares of the Company provided that, when exercised, such options will not exceed 210,020 common shares in the capital of the Company. The term of any options granted under the Plan will be fixed by the board of directors at the time any options are granted, provided that options will not be permitted to exceed a term of five years. The exercise price of any options granted under the Plan will be determined by the board of directors, in its sole discretion, but shall not be less than the closing price of the Company's shares on the day preceding the day on which the directors grant such options, less any discount permitted by the TSX Venture Exchange (the "Exchange"). Shareholder approval will not be required or sought on a case-by-case basis for the purpose of the granting of options to and the exercise of options by employees of the Company or its affiliates regularly employed on a full-time or part-time basis, directors of the Company and persons who perform services for the Company on an ongoing basis or who have provided, or are expected to provide, services of value to the Company.

If the option holder ceases to be a director of the Company or ceases to be employed or engaged by the Company (other than by reason of death), as the case may be, then the option granted will expire on the 30th day following the date that the option holder ceases to be a director or ceases to be employed or engaged by the Company, subject to the terms and conditions set out in the Plan.

For so long as the Company is classified as a Tier 2 company or equivalent designation on the Exchange, all options granted pursuant to the Plan will be subject to vesting provisions determined by the board of directors in accordance with the requirements of the Exchange.

Shareholders approved an amendment to the Plan at a meeting held on August 30, 2001 to allow, under the policies of the Exchange, the number of shares reserved for issuance to insiders of the Company to exceed 10% of the issued and outstanding shares of the Company, for the issuance of shares to insiders within a one year period to exceed 10% of the Company's issued and outstanding shares, and for the issuance to any one insider or associates of an insider within a one year period to exceed 5% of the Company's issued and outstanding shares.

Stock options were granted to the Executive Officer during the most recently completed financial year as follows:

Option Grants During the Most Recently Completed Financial Year

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Douglas L. Mason President	75,000	35%	$0.30	$0.30	March 14, 2008

The following table sets forth details of the value of unexercised options held by the Executive Officer at the end of the most recently completed financial year:

During the Company's most recently completed fiscal year the Executive Officer did not exercise any stock options.

The following table sets forth details of the value of unexercised options held by the Executive Officer at the end of the most recently completed financial year:

Aggregated option/SAR exercises during the most recently completed financial year and financial year-end option/SAR values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized [1] ($)	Unexercised Options/SARs at April 30, 2003		Value of Unexercised In-the-Money Options/SARs at April. 30, 2003 [2]	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Douglas L. Mason, President	Nil	Nil	75,000	Nil	$49,500	Nil

(1) "Aggregate Value Realized" is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Executive Officer.

(2) "In-the-Money Options" means the excess of the market value of the Company's shares on April 30, 2003 over the exercise price of the options. The closing price of the Company's shares on April 30, 2003 was $0.66.

Option Repricings

No options held by the Executive Officer were repriced downward during the most recently completed financial year of the Company.

Directors

There was no compensation paid to directors in their capacity as such during the Company's most recently completed financial year. The Company, however, does grant incentive stock options to directors, officers and employees of the Company from time to time in accordance with its stock option plan and regulatory policy. No stock options were granted to directors of the Company during its most recently completed financial year.

The Company pays Criterion Capital Corporation ("Criterion"), a private British Columbia company controlled by Douglas L. Mason, a director and officer of the Company $2,500 per month for management services rendered to the Company. During the last financial year ended April 30, 2003, the Company paid or accrued the sum of $30,000 to Criterion.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors, the proposed nominees for election as directors, senior officers, or their respective associates or affiliates, are or have been indebted to the Company or its subsidiaries since the beginning of the last completed financial year of the Company.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

None of the persons who were directors or officers of the Company at any time during the Company's last financial year, the proposed nominees for election to the board of directors of the Company, the insiders of the Company or the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, no director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

MANAGEMENT CONTRACTS

There are no management functions of the Company or its subsidiaries which are to any substantial degree performed by a person or company other than the directors or senior officers (or private companies controlled by them, either directly or indirectly) of the Company or its subsidiaries.

APPOINTMENT OF AUDITORS

Auditors

The management of the Company intends to nominate Davidson & Company, Chartered Accountants for re-appointment as auditors of the Company. Forms of proxy given pursuant to the solicitation of the management of the Company will, on any poll, be voted as directed and, if there is no direction, for the re-appointment of Davidson & Company, Chartered Accountants as auditors of the Company to hold office until the close of the next annual general meeting of the Company, at a remuneration to be fixed by the directors.

Audit Committee

In accordance with the *Company Act* (British Columbia), the Company is required to have an audit committee comprised of three directors, two of whom are not officers or employees of the Company. The Company's current audit committee consists of:

Name	Present Office
Douglas L. Mason	President
Benjamin Ainsworth	Director
Sharon E. Constable	Director

OTHER MATTERS TO BE ACTED UPON

Approval of Proposed Amendments to Stock Option Plan

The Company's current incentive stock option plan (the "Plan") was approved by the shareholders of the Company at the annual general meeting held on April 20, 2000. Shareholders further approved amendments to the Plan at an annual general meeting held on August 30, 2001. The purpose of the Plan is to provide the Company with a share related mechanism to enable the Company to attract, retain, motivate and reward qualified directors, officers and employees.

The Company is seeking shareholder approval for the amendment of the Company's stock option plan (the "Stock Option Plan"), subject to the approval of the Exchange. The Company proposes to increase the number of shares issuable under the Stock Option Plan from 210,020 to 616,060, representing 20 percent of the Company's current issued and outstanding shares, or such other number of shares as may be permitted by the Exchange.

The following information is intended as a brief description of the amended Stock Option Plan and is qualified in its entirety by the full text of the amended Stock Option Plan which is available for review by any shareholder up until the day preceding the Meeting at the Company's registered and records offices at 1100 - 888 Dunsmuir Street, Vancouver, British Columbia and at the Company's head office.

1. The maximum number of shares that may be issued upon the exercise of stock options granted under the amended Stock Option Plan will not exceed 616,060 shares, the exercise price of which, as determined by the board of directors in its sole discretion, will be not less than the closing price of the Company's shares traded through the facilities of the Exchange on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the Exchange or, if the shares are no longer listed for trading on the Exchange, then such other exchange or quotation system on which the shares are listed or quoted for trading.

2. Upon expiry of an option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option will again be available for the purposes of the Plan. No options granted under the amended Stock Option Plan may have an expiry date exceeding five years from the date on which the Company grants the option.

3. If the option holder ceases to be a director of the Company or ceases to be employed or engaged by the Company (other than by reason of death), as the case may be, then the option granted will expire on the 30th day following the date that the option holder ceases to be a director or ceases to be employed or engaged by the Company, subject to the terms and conditions set out in the amended Stock Option Plan.

4. For so long as the Company is classified as a Tier 2 company or equivalent designation on the Exchange, all options granted pursuant to the amended Stock Option Plan will be subject to vesting provisions determined by the board of directors in accordance with the requirements of the Exchange.

The amended Stock Option Plan will be administered by the Company's secretary or such other senior officer or employee as may be designated by the board of directors from time to time. Upon the approval of the amended Stock Option Plan by the Company's shareholders, shareholder approval will not be required or sought on a case-by-case basis for the purpose of the granting of options to and the exercise of options by option holders.

In order for the resolution to be approved by disinterested shareholders, the amended Stock Option Plan must be approved by a majority of the votes cast on the resolution by all shareholders excluding votes attached to shares beneficially owned by insiders to whom options may be issued under the amended Stock Option Plan and associates of such insiders. Any votes cast by such persons will not be recognized by the scrutineers at the meeting for the purposes of determining whether such resolution was passed by a majority of votes cast at the meeting.

Shareholder Approval

The proposed amendment to the Stock Option Plan to increase the number of options available to be issued under the Plan must be approved generally by the shareholders of the Company. Since certain optionees are insiders of the Company, and the Insiders as a group, hold or may hold options for a number of shares in excess of 10% of the issued and outstanding capital of the Company, the grant of stock options under the Plan must also be approved by a majority of votes cast by disinterested shareholders at a shareholders' meeting.

Accordingly, management is asking shareholders, as a group, excluding votes held by interested shareholders and their associates, to approve the amended Stock Option Plan by approving the following resolution:

RESOLVED THAT:

1. the maximum number of shares reserved for issuance of stock options granted under the Company's stock option plan (the "Plan") dated August 30, 2001 (as amended) be increased to 616,060 shares, and the Plan be amended to effect such increase;

2. the Company be authorized to grant stock options pursuant to and subject to the Plan, entitling option holders to purchase up to an additional 406,040 common shares of the Company;

3. the granting of stock option to insiders which has resulted in, or could result, at any time, in:

   (a) the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding issue; or

(b) the issuance to insiders, within a one-year period, or a number of shares exceeding 10% of the outstanding issue;

be and it is hereby approved;

4. the board of directors, by resolution, be authorized to make such amendments to the Plan, from time to time, as may, in its discretion, be considered appropriate, provided always that such amendments be subject to the approval of all applicable regulatory authorities; and

5. any one or more of the directors or senior officers of the Company be an he or she is authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company or otherwise, all such documents and other writings, including treasury orders, as may be required to give effect to the true intent of this resolution."

General Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the notice of meeting, but if any other matters do arise, the persons named in the Proxy intend to vote on any poll, in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters ratified in the notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Vancouver, British Columbia the 20th day of August, 2003.

ON BEHALF OF THE BOARD

(signed) "Douglas L. Mason"
Douglas L. Mason
President

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(signed) *"Douglas L. Mason"*

Douglas L. Mason
President

(signed) "Sharon E. Constable"

Sharon E. Constable
Director

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: ____X____ Schedule A

________________ Schedule B & C

(Place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER: Columbia Yukon Explorations Inc.

ISSUER ADDRESS: 2489 Bellevue Avenue

West Vancouver, B.C. V7V 1E1

ISSUER PHONE NUMBER: (604) 922-2030

ISSUER FAX NUMBER: (604) 922-2037

CONTACT PERSON: Sharon E. Constable

CONTACT POSITION: Director

CONTACT TELEPHONE NUMBER: (604) 922-2030

CONTACT E-MAIL ADDRESS: sconstable@waterfrontgroup.com

WEB SITE ADDRESS: N/A

FOR QUARTER ENDED: April 30, 2003

DATE OF REPORT: 03/06/27

(YY/MM/DD)

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Douglas L. Mason	"Douglas L. Mason"	*03/08/27*
DIRECTORS NAME (YY/MM/DD)	*SIGNATURE*	*DATE SIGNED*
Sharon E. Constable	"Sharon E. Constable"	*03/08/27*
DIRECTORS NAME (YY/MM/DD)	*SIGNATURE*	*DATESIGNED*

(Signatures should be entered in TYPED form in quotations)

COLUMBIA YUKON EXPLORATIONS INC.

FINANCIAL STATEMENTS

APRIL 30, 2003

AUDITORS' REPORT

To the Shareholders of
Columbia Yukon Explorations Inc.

We have audited the balance sheets of Columbia Yukon Explorations Inc. as at April 30, 2003 and 2002 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

"DAVIDSON & COMPANY"

Vancouver, Canada

Chartered Accountants

June 27, 2003
(except as to Note 13 which
is as of July 10, 2003)

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

Article;

13

COLUMBIA YUKON EXPLORATIONS INC.

Annual Information Form

as at November 25, 2003

for the period ended April 30, 2003

2792.001\0122

TABLE OF CONTENTS

COLUMBIA YUKON EXPLORATIONS INC.
ANNUAL INFORMATION FORM

Item 1 CORPORATE STRUCTURE

Name and Incorporation

Columbia Yukon Explorations Inc. ("Columbia Yukon" or the "Issuer") was incorporated on May 3, 1984 as "Lonetree Resources Ltd." under the *Business Corporations Act* (Alberta). The Issuer changed its name to "Columbia Yukon Resources Ltd." on July 12, 1993 and consolidated its share capital on the basis of one post-consolidation common share for every three outstanding pre-consolidation common shares. On December 4, 1998 the Issuer changed its name to "Columbia Yukon Explorations Inc." and consolidated its share capital on the basis of one post-consolidation common share for every seven outstanding pre-consolidation common shares. On March 18, 1999, the Issuer continued into British Columbia under the name "Columbia Yukon Explorations Ltd.". The Issuer consolidated its share capital once again on February 2, 2002 on the basis of one post-consolidation common share for every nine and one-half pre-consolidation common shares. The Issuer was extra-provincially registered in the Province of Newfoundland on July 6, 1995 and in Manitoba on November 13, 2003.

The Company's head office is located at 2489 Bellevue Avenue, West Vancouver, British Columbia, V7V 1E1. The Company's registered office is located at Suite 1100, 888 Dunsmuir Street, Vancouver, British Columbia, V6C 3K4.

Inter-Corporate Relationships

The Company does not have any subsidiaries.

Item 2 GENERAL DEVELOPMENT OF THE BUSINESS

The Company is a mineral exploration company, engaged in the acquisition and exploration of mineral properties. The Company presently holds interests, or options to acquire interests, in various mineral properties located in Canada. The Company is pursuing an active program of acquisitions and exploration in the Slocan and Vernon mining districts of British Columbia and the Pas mining district of Manitoba. The Company also holds claims located in Labrador.

Significant Acquisitions and Dispositions

Pursuant to a letter agreement with Bernhardt Augsten (the "Optionor") dated March 25, 2003, the Issuer has obtained an option to acquire a 100% interest in 14 claims (the "Barnes Creek Property") located in the Whatshan Range of the Monashee Mountains in Southern British Columbia. In order to earn its 100% interest in the Barnes Creek Property, the Issuer must make a cash payment to the Optionor of $100,000, issue a total of 200,000 common shares to the Optionor over three years and complete a work program totaling $500,000 over four years. The Barnes Creek Property will retain a net smelter returns royalty interest of 3% in favour of the Optionor.

Pursuant to a further letter agreement with the Optionor dated March 25, 2003, the Issuer has obtained an option to acquire a 100% interest in 5 claim blocks located in the Pas mining district of Manitoba (the "Hebner Lake Property"). In order to earn its 100% interest in the Hebner Lake Property, the Issuer must make a cash payment to the Optionor of $100,000, issue a total of 200,000 common shares over three

years and complete a work program totaling $200,000 over two years. The Hebner Lake Property will retain a net smelter returns royalty interest of 3% in favour of the Optionor.

Pursuant to an option agreement with Colwood Marine Ltd. ("Colwood") dated effective September 10, 2003, the Issuer has obtained an option to acquire a 100% interest in 52 claims located in the Slocan mining division of British Columbia (the "Gold Canyon Property"). In order to earn its 100% interest in the Gold Canyon Property, the Issuer must make a cash payment to Colwood of $100,000, issue a total of 300,000 common shares to Colwood over two years and complete a work program totaling $800,000 over three years. The Gold Canyon Property will retain a net smelter returns royalty interest of 3% in favour of Colwood.

Trends

Management is not currently aware of any trends, commitment, event or uncertainty that may reasonably be expected to have a material impact on the Issuer's business other than the risks that are typically inherent in the business of resource exploration and development. See "Risk Factors".

Item 3 NARRATIVE DESCRIPTION OF THE BUSINESS

The Issuer is involved in the acquisition and exploration of grass roots mineral resource properties. To date, it has not identified a known quantity of commercial ore on any of its properties. The Issuer presently holds interests or options to acquire interests in properties located in the Provinces of Newfoundland, British Columbia and Manitoba and is pursuing an active exploration program in British Columbia and Manitoba. The Issuer's material properties are as follows:

Barnes Creek Property

Pursuant to a letter agreement dated March 25, 2003, the Issuer has obtained the option to acquire a 100% interest in the Barnes Creek Property. The following information on the Barnes Creek Property is summarized from a report (the "Barnes Creek Report") dated August, 2003 prepared by Robert J. Beckett, P.Geo. The Barnes Creek Report was prepared in accordance with National Instrument 43-101 *Standards of Disclosure for Mineral Projects* ("NI 43-101"). A copy of the Barnes Creek Report (with figures and maps attached) can be obtained from the Issuer, at its head office located at 2489 Bellevue Avenue, West Vancouver, British Columbia, V7V 1E1 during normal business hours, or from the SEDAR web site located at www.sedar.com. All references to tables, figures, drawings and maps refer to the applicable table, figure, drawing or map contained in the Barnes Creek Report. This Annual Information Form incorporates the Barnes Creek Report in its entirety by reference.

Property and Location

The Barnes Creek Property is located thirty kilometres north-westerly from Fauquier on BC Provincial Highway 6 Vernon, the closest major town, is eighty kilometres westerly.

The Barnes Creek Property comprises four, four post claims and fourteen two post claims totalling seventy five units with an area of approximately 1517 hectares. The claims that comprise the Barnes Creek Property are as follows:

Tenure Number	Claim Name	Owner	Good Standing Until	Units
394004	KBM1	Bernhardt E. Augsten	2004.06.02	1

Tenure Number	Claim Name	Owner	Good Standing Until	Units
394005	KBM2	Bernhardt E. Augsten	2004.06.02	1
394006	KBM3	Bernhardt E. Augsten	2004.06.02	1
394007	KBM4	Bernhardt E. Augsten	2004.06.02	1
394008	KBM5	Bernhardt E. Augsten	2004.06.02	1
394009	KBM6	Bernhardt E. Augsten	2004.06.02	1
394010	KBM7	Bernhardt E. Augsten	2004.06.02	1
394011	KBM8	Bernhardt E. Augsten	2004.06.02	1
394012	KBM9	Bernhardt E. Augsten	2004.06.02	1
394013	KBM10	Bernhardt E. Augsten	2004.06.02	1
394014	KBM11	Bernhardt E. Augsten	2004.06.02	1
394015	KBM12	Bernhardt E. Augsten	2004.06.02	1
394016	KBM13	Bernhardt E. Augsten	2004.06.02	1
394017	KBM14	Bernhardt E. Augsten	2004.06.02	1
403336	BARNES 1	Bernhardt E. Augsten	2004.06.24	12
403337	BARNES 2	Bernhardt E. Augsten	2004.06.24	20
403338	BARNES 3	Bernhardt E. Augsten	2004.06.21	9
403339	BARNES 4	Bernhardt E. Augsten	2004.06.23	20
			Total Units:	**75**

Access, Climate, Infrastructure and Topography

The Barnes Creek Property is accessible by good quality gravel roads via Barnes Creek Forest Service Road from Needles on the west side of the Fauquier to Needles ferry, to the south side of Holding Creek and by logging roads extending northerly across Holding Creek. Access to the northern part of the property is available via logging roads extending southerly from Keefer Lake.

Elevation on the property ranges up to 1800 metres. Portions of the Barnes Creek Property have been logged recently and a network of logging roads cover much of the lower parts of the property. Cedar, spruce and hemlock cover the remainder of the property.

At Fauquier, thirty kilometres southeasterly, total precipitation averages 741 mm per year and precipitation, as snow, averages 164 cm per year. Snow remains on the ground for about 5 ½ months of the year.

Fuel, supplies and truck services are all available at Lumby twenty six kilometres westerly on Highway 6.

Ownership and Property History

Barnes 1 to 4 and KBM 1 to 14 mineral claims, according to claim ownership records of British Columbia Ministry of Energy and Mines, are held by Bernhardt E. Augsten. Details of the property are included in Table I and the location of the claims is shown on drawings 2BC03 and 3BC03 in the Barnes Creek Report.

Mineral claims KBM 1 to 14 were staked by Bernhardt Augsten to protect an area with anomalous gold content in geochemical stream sediment heavy mineral samples.

The Issuer has entered into an option agreement with Bernhardt Augsten dated March 25, 2003 to acquire up to a 100 per cent interest in the property subject to certain terms.

Previous exploration both within and adjacent to the area now covered by the Barnes Creek Property is summarised in Table II.

Geology

Regional Geology

The Barnes Creek Property is within the Omineca tectonic belt of the Canadian Cordillera. Regional geology of the property area is shown on drawing 2BC03. The property area is underlain by: (i) sedimentary and volcanic rocks of Harper Ranch Group of Devonian to Triassic age; (ii) mafic volcanics, limestone and argillite of Nicola Group of Triassic age; (iii) schist and gneiss of the Kootenay Assemblage of Proterozoic to Paleozoic age to the north and east; and (iv) granitic batholiths of Jurassic to Cretaceous age.

Local and Property Geology

The Barnes Creek Property is underlain by: (i) mafic volcanics, pyroclastics, greenstone, limestone and argillite of Nicola Group of Triassic age; (ii) argillite, limestone, chert, silstone and argillite of Harper Ranch Group of Triassic age; and (iii) within the easterly portions of the Barnes 2 and 4 mineral claims by gneiss and schist of Kootenay Assemblage of Proterozoic to Paleozoic age. Local geology of the property is shown on drawing 3BC03.

Deposit Types and Mineralisation

Six placer claims exist in Holding Creek within and adjacent to the Barnes 3 and 4 mineral claims. Placer gold is reported to have been produced from Eureka Creek to the south of the property and from Barnes Creek and Holding Creek.

Gold mineralised quartz veins or shears exist at Lynx, Dona, Morgan, Paradise, Kl and Eureka occurrences as further described in the Barnes Creek Report.

Visible gold grains were discovered by heavy mineral sampling at twelve sites within creeks draining the property.

Exploration

Previous Exploration

Results of previous exploration performed within areas now covered by the Barnes Creek Property and within KBM 1 to 14 mineral claims are summarised in Table II and significant results are shown on drawing 3BC03.

A stream sediment sample containing 403 parts per billion gold was discovered in Barnes Creek upstream from the junction with Holding Creek.

Geochemical stream sediment and heavy mineral samples, with anomalous gold content up to 17.6 grams per tonne, were discovered within creeks draining the property. Geochemical soil samples with gold content up to 376 parts per billion were discovered within KBM 1 mineral claim. Visible gold was discovered at twelve sites within creeks draining the Barnes Creek Property.

Sampling and Drilling

Sampling Method, Sample Preparation, Analyses and Security and Data Verification

No verification of data or re-sampling of sample sites has been performed to test results from previous exploration. Exploration procedures and laboratories utilised for sample analyses in previous exploration were industry standard and results obtained are believed by the author of the Barnes Creek Report to be reliable.

Drilling

No mineral exploration drilling has been performed on the Barnes Creek Property.

Mineral Resources

No mineral resources have been identified to date on the Barnes Creek Property.

Exploration and Development

Previous exploration on the Barnes Creek Property has discovered: (i) anomalous gold in geochemical stream sediment and heavy mineral samples from creeks draining the property with gold content up to 17.6 grams per tonne; (ii) geochemical soil samples with gold content up to 376 parts per billion within KBM 1 mineral claim; and (iii) visible gold at twelve sites in creeks draining the property.

The property is underlain predominantly by argillites, limestones and calcareous sediments.

The author of the Barnes Creek Report recommends that further exploration be conducted to evaluate the potential for economic gold mineralisation within KBM 1 to 14 and Barnes 1 to 4 mineral claims.

Recommended Work Program

The author of the Barnes Creek Report recommends the following work program. Details of estimated costs are included in Table III to the Barnes Creek Report.

Phase I

Geochemical soil sampling should be performed within parts of KBM 1 to 14 and Barnes 1 to 4 mineral claims shown on drawing 4BC03. Initially, lines should be spaced at 100 metres with sample intervals of twenty-five metres. Samples should be analysed for gold, arsenic, antimony, lead, zinc, copper, barium

and silver. Prospecting, rock sampling and analysis and geological evaluation should be performed within the property area.

This work would require a crew of three people and could be completed in four weeks; estimated cost is $98,000.

Phase II

Exploration should be performed to test higher priority targets identified in Phase I. This work should comprise the following: (i) fill in geochemical soil surveying geophysical magnetic and very low frequency electromagnetic surveying; (ii) trenching and rock and chip sampling and analysis; and (iii) geological evaluation.

This work would require four weeks to complete; estimated cost is $112,800.

Phase III

Drilling should be performed to test higher priority targets identified by Phase I or II exploration.

Initially drilling should test three areas with three holes of 50 metres per hole in each area. This work would require three weeks to complete; estimated cost is $117,500.

Gold Canyon Property

Pursuant to an option agreement dated for reference September 10, 2003, the Issuer has obtained an option to acquire a 100% interest in the Gold Canyon Property. The following information on the Gold Canyon Property is summarized from a report dated August, 2003 prepared by Robert J. Beckett, P.Geo. (the "Gold Canyon Report"). The Gold Canyon Report was prepared in accordance with NI 43-101. A copy of the Gold Canyon Report (with figures and maps attached) can be obtained from the Issuer, at our head office located at 2489 Bellevue Avenue, West Vancouver, British Columbia, V7V 1E1 during normal business hours, or from the SEDAR web site located at www.sedar.com. All references to tables, figures, drawings and maps refer to the applicable table, figure, drawing or map contained in the Gold Canyon Report. This Annual Information Form incorporates the Gold Canyon Report in its entirety by reference.

Property and Location

The Gold Canyon Property is located eight kilometres easterly from Burton on Provincial Highway 6. Nakusp, the closest major town, is thirty-one kilometres northerly.

The property comprises fifty-two claim units in three contiguous claim blocks and four included two post claims; approximate area of the property is 1238 hectares. The claims that comprise the Gold Canyon Property are as follows:

Claim Name	Tenure No.	No. of Units	Expiry Month	Expiry Year
Gold Canyon I	390707	1	November 8	2004
Gold Canyon II	390708	1	November 8	2004
Gold Canyon III	390709	1	November 8	2004
Gold Canyon IV	390710	1	November 8	2004
Gold Canyon V	391227	20	November 8	2004
Gold Canyon VI	394855	8	November 8	2004
Gold Canyon VII	396029	20	November 8	2004

Access, Climate, Infrastructure and Topography

The Gold Canyon Property is accessible from Burton on Provincial Highway 6 via Caribou Creek Forest Service Road then south across Goatcanyon Creek to the property. Burton is eight kilometres westerly of the property.

Fuel, supplies and bus and truck service are all available at Nakusp.

Elevation on the property ranges up to 2010 metres and relief ranges up to 1190 metres. At Fauquier, twenty–two kilometres south-westerly, total precipitation averages 741 mm per year and precipitation as snow averages 164 cm per year. Snow remains on the ground at Fauquier for about 5 ½ months of the year.

Ownership and Property History

Columbia Yukon Explorations Inc. has entered into an agreement with Colwood Marine Ltd., to acquire up to a 100 per cent interest in the Gold Canyon Property subject to certain terms previously described under the heading "General Development of the Business – Significant Acquisitions and Dispositions".

Geology

Regional Geology

The Gold Canyon Property area is within the Omineca tectonic belt of the Canadian Cordillera on the southeasterly margin of high grade metamorphic rocks of the Shuswap complex.

The property area is underlain by: (i) mafic to felsic volcanics and meta-sediments of Slocan Group and Rossland Group; (ii) schist, quartzite, argillite, amphibolite, quartz feldspar gneiss, calc-silicate rocks and limestone of Milford Group of Triassic age; and (iii) by granitic intusive of Jurassic to Cretaceous age. Regional geology is shown on drawing 2GC03.

The Gold Canyon Property is on the north-westerly margin of a twenty kilometres long, easterly striking pendant of meta-sediments of Milford Group intruded on the north by granitic rocks of the Goatcanyon Creek stocks of the Whatshan batholith of Cretaceous age.

Local and Property Geology

The Gold Canyon Property is underlain by: (i) metamorphosed and deformed meta-sediments of Milford Group; (ii) granitic intrusions of Goatcanyon Creek stock of the Watshan batholith; and (iii) mafic and felsic dykes and sill. Geology of the Gold Canyon Property is shown on drawing 3GC03.

Milford Group rocks comprise hornblende biotite gneiss, quartzite, argillite, calc-silicate rocks, calcareous sediments and limestone.

The contact between granitic rocks and meta-sediments strikes south-westerly through the property.

At Road occurrence mafic dykes from 2 to 10 metres thick intrude both hornfels and granitic rocks; strike is about 150 degrees and dip is sub-vertical. At Tillicum property area, three kilometres easterly from Gold Canyon mineral claims, Milford Group rocks are intruded by large numbers of diorite sills and dykes.

Deposit Types and Mineralisation

Sulphide lenses and pyrrhotitic cherty hornfels exist over a strike length of twenty-five metres close to a contact with granitic intrusive in a road cut within Gold Canyon I to IV mineral claims. The sulphide lenses are mineralised with pyrrhotite, pyrite, black sphalerite, galena, pyrite and chalcopyrite; geology and sampling results are shown on drawing 4GC03. Previous rock sample results are included in Table II to the Gold Canyon Report.

Exploration

Previous Exploration

During 1982, Knobby Lake Mines Ltd performed geochemical stream sediment sampling within Goatcanyon Creek and tributaries to test Ball 11, Sean and Paul mineral claims. These mineral claims cover in part ground now covered by Gold Canyon I to VII mineral claims. Stream sediment samples from creeks draining northerly into Goatcanyon Creek contained up to 20 parts to billion gold and 173 parts per million zinc.

During 1983, Wildcat Petroleum Inc. performed soil geochemical surveying; geophysical very low frequency electromagnetic and magnetic surveying and geological evaluation to test Doc Gold and Hero mineral claims. Doc Gold and Hero mineral claims adjoined Bull, Sean and Paul mineral claims to the south and covered in part ground now covered by Gold Canyon I to VII mineral claims. One area with anomalous gold content in soil and two areas with anomalous silver content in soil were identified. The two areas with anomalous silver content in soil are close to the sediment-granitic intrusive contact.

Gold Canyon I to VII mineral claims were staked to protect massive sulphide lenses and sulphidic hornfels exposed in a logging road cut. Trenching and stripping were performed to expose this mineralisation further.

Rock sampling and geological evaluation and geochemical soil sampling were performed to test the sulphide mineralisation within Gold Canyon I to IV mineral claims; siliceous cherty hornfels contained up to 7.12 grams per tonne gold and 450 grams per tonne silver over four metres adjacent to the contact with granitic intrusive.

Sampling and Drilling

Sampling Method, Sample Preparation, Analyses and Security and Data Verification

Sampling was performed to test gold mineralised material indicated previously in road cuts and trenches within Gold Canyon I to VI mineral claim. Results are included in drawing 4GC03; the sample analytical certificate is included in Appendix III to the Gold Canyon Report. Sampling was performed by RJ Beckett. Samples were in the custody of RJ Beckett until delivery to Acme Analytical Laboratories Limited.

Drilling

No drilling has been performed on the Gold Canyon Property.

Mineral Resources

No mineral resources have been identified to date at the Gold Canyon Property.

Exploration and Development

Gold and silver mineralisation has been discovered at Road occurrence within Gold Canyon I to IV mineral claims. The gold and silver mineralisation exists in hornfelsed fine-grained cherty clastic sediments close to the contact with granitic intrusives. The sediment–granitic intrusive contact extends irregularly west south-westerly through the property.

Gold Canyon I to VII mineral claims have features characteristic of gold mineralised skarn districts including: granitic intrusions of quartz monzonitic to granodioritic composition; sulphidic hornfels mineralised with pyrrhotite, sphalerite and galena; and gold and silver mineralised calc-silicate skarn deposits and occurrences in adjacent properties.

Gold Canyon I to VII mineral claims are prospective for economic gold mineralised skarn deposits.

The author of the Gold Canyon Report recommends further exploration to:

(a) Test the extent of gold and silver mineralisation at Road Occurrence.

(b) Test sediments and granitic intrusions close to the sediment-granitic intrusive contact within Gold Canyon I to VII mineral claims for gold and silver mineralisation.

(c) Evaluate previously discovered gold and silver geochemical soil anomalies shown on drawing 3GC03.

Recommended Work Program

The author of the Gold Canyon Report recommends that the following work programs be carried out. Details of estimated costs are included in Table III to the Gold Canyon Report.

Phase I

The author of Gold Canyon Report recommends the Issuer:

(a) Perform trenching, stripping and rock and chip sampling and analysis at Road Occurrence;

(b) Perform geophysical magnetic and Very Low Frequency electromagnetic surveying, geochemical soil surveying; and geological evaluation within Road Occurrence area. Initially the existing geochemical soil survey grid, should be extended 250 metres south-westerly and 250 metres easterly;

(c) Prospect and geologically evaluate geochemical gold and silver soil anomalies discovered previously as shown on drawing 3GC03; and

(d) Prospect and geologically evaluate remainder of property not previously covered.

This work would require a crew of six people and could be performed in four weeks; estimated cost is $74,200.

Phase II

Upon successful completion of Phase I, the author of the Gold Canyon Report recommends that further exploration should be performed to test higher priority targets identified in Phase I. This work would comprise: geophysical surveying; trenching; rock and chip sampling and analysis; and geological evaluation.

This work would require four weeks to complete; estimated cost is $69,500.

Phase III

Upon successful completion of Phase I and II, the author recommends that drilling should be performed to test higher priority targets identified by Phase I or II exploration.

Initially, drilling should test three areas with three holes of 100 metres per hole in each area. This work would require three weeks to complete; estimated cost is $117,500.

Hebner Lake Property

Pursuant to a letter agreement dated March 25, 2003, the Issuer has obtained an option to acquire a 100% interest in the Hebner Lake Property. The following information on the Hebner Lake Property is summarized from a report (the "Hebner Lake Report") dated October 9, 2003 prepared by Peter E. Walcott, P.Eng. The Report was prepared in accordance with NI 43-101. A copy of the Report (with figures and maps attached) can be obtained from the Issuer, at our head office located at 2489 Bellevue Avenue, West Vancouver, British Columbia, V7V 1E1 during normal business hours or from the SEDAR web site located at www.sedar.com. All references to tables, figures, drawings and maps refer to the applicable table, figure, drawing or map contained in the Hebner Lake Report. This Annual Information Form incorporates the Hebner Lake Report in its entirety by reference.

Property, Description and Location

The Hebner Lake Property consists of 5 contiguous mineral claims located in The Pas Mining Division of Northern Manitoba. The claims are situated in the Seal River area some 120 kilometres west north-west of Churchill, and some 350 kilometres north north-east of Thompson, Manitoba.

The property consists of 5 claims described as follows.

Claim Name	Unit No.	Size (hectares)	Expiry
GABI	MB 2360	256	2005/10/07
GAB2	MB 2361	256	2005/10/07
GAB3	MB 2362	256	2005/10/07
GAB4	MB 2363	256	2005/10/07
GAB5	MB 2364	256	2004/10/07

The claims are registered in the name of Bernhardt Augsten, and total 1280 hectares in area.

Accessibility, Climate, Local Resources, Infrastructure & Physiography

Access to the Hebner Lake Property is by float/ski equipped fixed wing or rotary aircraft. Both of these are available at Thompson some 350 kilometres to the south, while only helicopter charter is offered at Churchill some 120 kilometres to the south.

Climate is pleasant during the summer months with an average temperature of 14°C, but the winters are long and harsh with an average temperature of -26°C. Total annual rainfall is approximately 350 mms, most of which is in the summer months, while total annual snowfall is around 200 cms.

The Seal River is the largest remaining undammed river in Manitoba. The area is wild and rugged, and except for an occasional native fisherman and trapper, there is virtually no human activity along the Seal River. Thompson (population 13,500), a northern supply centre – and Churchill (population 1,000), a deep sea port with shipping between July and October – are the nearest sources of infrastructure. Both are serviced by a railway and daily scheduled commercial flights from Winnipeg, Manitoba.

The Hebner Lake Property is situated in the sparsely treed transition zone between the boreal forest and the tundra – the taiga. Its physiography is one of tundra and heath interspersed with scattered clumps of stunted black spruce. Relief is relatively flat with elevations ranging from 150 to 190 metres above sea level. The higher elevations are observed on a prominent easterly trending morainal ridge just south of Hebner Lake.

History

While the Hebner Lake Property and immediate vicinity has seen little previous mineral exploration activity, the general area surrounding the project area has been the subject of limited exploration throughout the past fifty years.

Reconnaissance geological mapping was first undertaken by A. W. Johnson of the Geological Survey of Canada in 1935. His efforts were confined to the shores of the Seal River in the vicinity of Great Island.

Between 1953 and 1958 prospecting and drilling were carried out by the Great Seal Prospecting and Developing Syndicate along the Seal River in the vicinity of Great Island. A well preserved log cabin, a dynamite storage shed and other remnants scattered throughout the site on Great Island remain as evidence as to this activity.

The most recent geological mapping of the region was carried out by D.C.P. Schledewitz of the Manitoba Department of Energy, Mines and Resources in 1974 and 1975. Preliminary maps were published at 1:250,000 in 1976, and his final compilation in 1986.

In 1975 a joint Federal – Provincial funded regional lake sediment geochemical survey was conducted throughout the area covered by N.T.S. map sheets 64I and 64P, with the samples analyzed for 12 elements, namely Ag, As, Ca, Cu, Fe, Hg, Mn, Mo, Ni, Pb, Zn & U.

Manitoba Mineral Resources conducted an extensive exploration program to the east and south of the property between 1973 and 1976. Work consisted of airborne input E.M. and magnetic surveying – 808 miles-, follow up ground magnetic and horizontal loop E.M. surveys – 170 miles-, geological mapping, trenching and diamond drilling – 11056 feet in 33 holes.

The results were not encouraging with minor economic sulphides found occasionally with concentrations of graphite and/or barren pyrite and pyrrhotite in metasedimentary or volcanic host rocks, and academic nickel values with concentrations of magnetite in ultramafic host rocks.

Kidd Creek Mines acquired a large exploration permit to the south and west of the property in 1986 on the basis of a till gold anomaly reported by the Manitoba Mines Branch. Falconbridge conducted an exploration program for gold hosted in iron formation and metasediments in 1987. They flew airborne electromagnetics and magnetics in a west south-west direction over their entire permit area – Podolsky 1987. They also conducted a follow up reconnaissance program that summer . With the results of the lake sampling less than satisfactory – no significant anomalous zones in gold and many single point anomalies in arsenic, some attributable to frost boil structures at the bottom of shallow lakes, Falconbridge initiated a basal till study using a percussion Pionjar drill to test and extend the known auriferous horizons .

In 1986 High D'or Developments Ltd. (later Continental Gold Corp.) acquired exploration permit 76 over an area just north of the Kidd Creek permit with a similar exploration target in mind, namely gold associated with iron formation, based on the highly anomalous arsenic in lakes and long linear like aeromagnetic anomalies – possible iron formation – in the published literature. In the summer they conducted a program of geological mapping, rock geochemistry and limited soil geochemistry. In the fall they contracted Geoterrex Ltd. to fly some 1360 line kilometers of combined magnetic and GEOTEM electromagnetic on flight lines flown 200 metres apart at an azimuth of 155°- Schact 1986. This was followed by ground geophysics on three targets suggested by the mapping and the airborne geophysics. In the winter of 1987 these targets were tested by a diamond drill program consisting of eleven boreholes.

The results of these two programs proved generally disappointing, and the respective permits were allowed to lapse.

The strong equidimensional magnetic high with its "tail" detected on the eastern extremity of the airborne in the vicinity of the Hebner Lake survey was staked as the GAB claims by Augsten in 2001.

In 2001, Cassidy Gold Corp. contracted Discovery Geophysics Inc. to undertake a small geophysical program to primarily define the airborne E.M. conductors. Two conductors were noted coincident with magnetic highs.

Geological Setting

Regional Geology

The area between the Archean Craton of the Churchill province to the north and the Superior craton to the south is composed on a number of domains of Aphebian rocks (Fig. 3).

Adjacent to the northern boundary of Manitoba is the Seal River Domain which changes to the east to the Great Island Domain. Seal River volcanics have been extensively intruded by numerous batholithic and smaller plutons and subsequently eroded to form an unconformity that separates the underlying igneous rocks from an overlying group of sedimentary strata called the Great Island Group.

The Great Island Domain includes the Great Island Basin structure (Fig. 4) within which is a complex system of domes resulting from the superposition of north-south folds on easterly trending folds.

All rocks have undergone extensive deformation and regional metamorphism in the upper green schist to lower amphibolite facies during Aphebian time.

Property Geology

Due to the almost complete lack of outcrop on the property it is assumed to be underlain by Seal River volcanics– based on the lone andesitic tuff or flow noted near the southwest corner of the property, and on similar intermediate to mafic volcanics on the Seal River Group located adjacent and near adjacent to the southern boundary. These appear to be intruded by a large body of gabbroic or peridotitic make-up as suggested by the airborne magnetics.

Deposit Types

Two possible deposit types of mineralization could occur on the property: (1) a magmatic nickel-copper-platinum group elements deposit hosted by a mafic – ultramafic body; and (2) a gold deposit hosted in iron formation.

Mineralization

No known mineralization exists on the property.

Exploration

Between September 17th to 26th, 2001 Discovery Geophysics Inc. carried out a magnetic and large loop transient (pulse) electromagnetic survey to ground locate and evaluate the airborne pulse E.M. conductors associated with the 1.6 kilometre wide circular magnetic feature and its "tail"(Figures 6 & 7).

The surveys were conducted over two grids named the Tail and Thumbs Up respectively. The magnetic survey was carried out using an Omni Plus proton magnetometer, with the readings corrected by reference to a similar base magnetometer, while the transient E.M. survey was conducted using an eight channel 2000W Crone DEEPEM system with the loops on the western side of the grids. In all, 9.5 kilometres of magnetic surveying and 8.9 kilometres of EM surveying were completed.

On the Tail grid (Figure 8), a linear TEM conductor and coincident magnetic anomaly were observed across almost the entire grid coincident with those of the airborne survey (Figures 9 & 10). The form of this linear anomaly indicates that it is probably caused by a stratigraphic formation. The nearly constant conductivity – thickness product of 40 to 50 metres along its entire length confirms its uniformity. The conductor is close to surface (10 to 40 metres) from Line 9900N to 10600N, except at Line 10500N where it appears to deepen to about 100 metres. It appears to be faulted to much greater depth (100 to >300 metres) from Line 9800 to 9600N, where coincidentally the magnetic anomaly abruptly terminates.

On the Thumbs Up grid (Figure 8) the magnetic anomaly is much more intense than the apparent formational magnetic anomaly on the Tail grid. It also appears to be a much broader response trending northwest – southeast, however it is not particularly well documented by the small grid and less than ideal line direction. It is most probably attributable to a large intrusive structure, or possibly to a discrete flat-lying body within an intrusive. The small grid and less than ideal line direction also makes the interpretation of the TEM response imprecise, however from the limited data it would appear that the conductor is flat-lying to gently dipping to the west, and confined to the grid on Lines 1800N, 1900N and possibly at the west end of Line 2000N at a depth of burial between 100 and 150 metres. This orientation places the conductor directly coincident with the interpreted broad or flat-lying body causing the intense magnetic anomaly.

On a property visit on August 13th, 2003, the author of the Hebner Lake Report undertook a one kilometer magnetic and horizontal loop EM traverse over a cut line established at an azimuth of 72°. The Max-Min was read with a 200 metre coil separation at frequencies of 222, 444, 888 & 1777 Hz respectively. The results of this traverse are shown on Figures 11 & 12.

Drilling

No drilling has been carried out to date on the Hebner Lake Property.

Sample Preparation, Analysis & Security

There have not been any samples taken by the Issuer from the Hebner Lake Property.

Data Verification

The data used in writing the Hebner Lake Report consisted predominantly of information contained in a number of old and archived exploration reports prepared by others. The author of the Hebner Lake Report confirmed the location of the Thumbs Up grid.

Mineral Processing and Metallurgic Testing

No mineral processing and/or testing has been done on the Hebner Lake Property.

Mineral Resource and Mineral Reserve Estimates

No mineral resource or mineral reserve estimates have been done with respect to the Hebner Lake Property.

Recommend Work Program

The author of the Hebner Lake Report recommends that further work be done to properly delineate the Thumbs Up prospect before investigation by borehole techniques, as the lack of outcrop precludes the use of geological mapping in the effort to ascertain the causative sources of the conductors.

The author of the Hebner Lake Report proposes the following budget.

Phase I - Geophysics and Borehole confirmation

Mobilization, camp set up, geophysical, drill crew	$104,000.00

Line cutting 14 kilometres	$ 4,200.00
Magnetic surveying 14 kilometres	$ 1,400.00
Pulse EM surveying 11 kilometres	$ 6,050.00
Gravity surveying 11 kilometres	$ 8,800.00
Diamond drilling 600 metres at $200.00 per metre including helicopter, mud, etc.	$ 120,000.00
Core logging & assaying	$ 7,000.00
Reporting	$ 4,000.00
Total estimated cost:	**$255,450.00**

Phase II – contingent on Phase I

Diamond drilling 600 metres at $200.00 per metre	$120,000.00
Resupply, supplies, fuel, etc.	$ 18,000.00
Core logging, assaying	$ 7,000.00
Reporting	$ 2,000.00
Total estimated cost	**$147,000.00**
Total estimated cost Phase I and Phase II	**$402,450.00**

Risk Factors

The following risk factors are associated with the Issuer and its business.

Mineral Exploration

The Issuer is in the business of exploring natural resource properties, a highly speculative endeavour. There is no assurance that the Issuer's mineral exploration activities will be successful. Delays in obtaining government approvals, inability to obtain financing or other factors could cause delays in present exploration and development of mineral properties. The Issuer does not have a history of earnings or the provision of return on investment and there is no assurance that it will produce revenue, operate profitably or provide a return on investment in the future. All of the Issuer's properties are in the exploration stage without a known body of mineralized material. There is no guarantee that mineralized materials will be found or that if it is found that it will be found in commercially mineable quantities. Few properties which are explored are ultimately developed into producing mines.

Operating Hazards and Risks

Hazards such as unusual or unexpected formations and other conditions are involved in mining operations. The Issuer may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or elects not to insure.

Title

Certain of the mining properties or claims in which the Issuer has an interest may not have been surveyed and, accordingly, the precise location of the boundaries of the claims and ownership of mineral rights on specific tracts of land comprising the claims may be in doubt. Such claims have not been converted to lease and tenure, and are, accordingly, subject to regular compliance with assessment work requirement. Other parties may dispute the Issuer's title to its mining properties. The Issuer has conducted its own due diligence with respect to title of the properties, however this should not be construed as a guarantee of title. The Issuer's properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

Financing

The Issuer has options to acquire interests in certain of its properties. The Issuer will require substantial additional financing to meet its obligations under these agreements and there is no guarantee that such funds will be available. The Issuer may be unable to finance the cost required to complete recommended programs. The issuance of common shares of the Issuer in the future could result in further dilution to the Issuer's shareholders.

Key Employees

The Issuer depends on a number of key employees, the loss of any one of whom could have an adverse effect on the Issuer.

Competition

The competition in the mineral exploration and development business could adversely affect the Issuer's ability to acquire suitable properties for mineral exploration in the future. The Issuer competes with other exploration and mining companies, many of which have greater financial resources than the Issuer, for the acquisition of minerals claims, leases and other mineral interests.

Environmental Regulation

All phases of the Issuer's operations are subject to environmental regulation in the various jurisdictions in which it operates. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Issuer's operations.

Volatility of Mineral Prices

The Issuer's revenues, if any, are expected to be in large part derived from the extraction and sale of precious and base metals. The prices of these commodities have fluctuated widely, particularly in recent years, and therefore the economic viability of any of the Issuer's exploration projects cannot be accurately predicted. There is no assurance that even if commercial quantities of mineralized material are discovered, a profitable market may exist for the sale of product from that mineralized material.

Dilution

There are a number of outstanding securities and agreements pursuant to which common shares of the Issuer may be issued in the future which will result in further dilution to the Issuer's shareholders.

Regulatory Proceedings Involving Douglas Mason

On October 30, 2000, the British Columbia Securities Commission (the "BCSC") issued a Notice of Hearing with respect to regulatory proceedings against Douglas Mason, the President, Chairman and a director of the Issuer. The Notice of Hearing alleges that Mr. Mason failed to comply with insider reporting and control person reporting requirements with respect to certain trades in shares of certain other companies for which he is a director or officer, and that Mr. Mason engaged or participated in improper trading of shares of certain companies other than the Issuer. Mr. Mason has denied the allegations contained in the Notice of Hearing and has indicated that he will vigorously defend his position. A BCSC hearing with respect to the allegations was initially scheduled for January 14, 2002, however, was subsequently adjourned to a tentative date of February 16, 2004, pending a judicial determination by the British Columbia Court of Appeal of whether the BCSC has failed to disclose relevant documentation. If the BCSC determines that some or all of the allegations contained in the Notice of Hearing are true, Mr. Mason could be ordered to resign from the offices he currently holds with the Issuer and prohibited from acting as a director or officer of the Issuer. Douglas Mason is one of the founder's of the Company's business and is a core member of the management team that is responsible for the success of the Issuer's business to date. Losing the services of Mr. Mason could have a material adverse effect on the Issuer's business, prospects and results of operations.

Dependence on Management

The Issuer's business is dependent upon continued support of existing management. The loss of any key member of the Issuer's existing management could adversely affect the Issuer's prospects.

Conflicts of Interest

Certain of the directors, officers, promoters and other members of management of the Issuer serve as directors, officers, promoters and members of management of other companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of the Issuer and their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Issuer are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Issuer will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed in accordance with the provisions of applicable corporate legislation and directors or officers will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Item 4 SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables set forth selected financial data with respect to the Issuer for the periods indicated. The information appearing below has been derived from and should be read in conjunction with the financial statements of the Issuer and the notes thereto.

Year End Information

Fiscal Year Ended April 30			
	2003	2002	2001
Revenues	118 [1]	848 [1]	667 [1]
Profit (Loss) [2]	(104,068)	(90,255)	(105,710)
Profit (loss) per Share [2]	(0.14)	0.05	(0.62)
Net Earnings (Loss)	(208,153) [2]	47,987	(5,611,021) [2]
Total Assets	110,539	$109,392	142,035
Total Long-Term Debt	0	0	0

Notes:

(1) Revenue was derived entirely from interest income.
(2) Includes amounts from write down of mineral properties.

Quarterly Information

	Revenues	Net Earnings (Loss)[1]	Net Earnings (Loss) per Common Share[1][2]
2003			
Fourth Quarter	67	(152,418)	(0.14)
Third Quarter	79	(15,298)	(0.01)
Second Quarter	32	(24,454)	(0.02)
First Quarter	0	(15,983)	(0.01)
2002			
Fourth Quarter	795	124,508	(0.05)
Third Quarter	5	(19,066)	0
Second Quarter	16	(35,657)	0
First Quarter	32	(21,798)	0

Notes:

(1) The net earnings (loss) figures are the same for both before and after extraordinary items.
(2) The per share earnings (loss) figures are the same for both before and after extraordinary items and on an undiluted and fully diluted basis.

No dividends have been paid by the Company, and the Company has no plans to pay dividends in the immediate future.

Item 5 MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion of the financial condition, changes in financial condition and results of operations of the Company should be read in conjunction with the audited financial statements of the Company.

Year ended April 30, 2003 compared with the year ended April 30, 2002

The following table summarizes financial data from the Issuer's operating results for the fiscal years ended April 30, 2003 and 2002:

Periods ended	April 30, 2003	April 30, 2002
Total assets	110,539	109,392
Total liabilities	76,015	161,555
Net working capital (deficiency)	34,522	(156,200)
Cash & cash equivalents	104,828	(27)
Revenues	118	848
General & administrative expenses	104,186	91,103
Net income loss	208,153	47,987
Income (loss) per share	(0.14)	(0.05)
Deferred exploration costs	0	0
Funds provided by financing activities	232,394	75,873
Share Capital		
Dollar amount	10,985,276	10,812,686
Number of securities	1,758,335	1,027,977

Revenues

All revenue reported is interest income earned on cash and cash equivalents. The year ending April 30, 2003 reports income of $118 down from $848 in the previous year, reflecting a decrease in the amount of cash on hand during the year.

Operating Expenses

Operating expenses of $104,186 were due to administrative costs, professional fees, consulting fees, regulatory and filing costs. An increase of $13,083 from the same period in the previous year is a result of the Company actively seeking new business opportunities.

Net Income

The Company is still in the exploration phase and is expected to show a loss from operations until such time that the mining of one of the Company's properties commences.

Transactions with Related Parties

As at April 30, 2003, the Company held investments in shares of companies with common directors as marketable securities with a market value of $3,000 (2002 - $2,500).

As at April 30, 2003, the Company owed $39,550 (2002 - $112,802) to companies with common directors. The amounts are unsecured, non-interest bearing and without stated terms of repayment.

The Company entered into the following transactions with related parties:

a) Paid or accrued $30,000 (2002 - $30,000) for management fees to a company controlled by a director.
b) Paid or accrued $10,000 (2002 - $33,500) for rent to a company having common directors.
c) Accrued $1,581 (2002 - $1,260) for interest and fees on loans owing to directors and companies having common directors.
d) Paid or accrued $10,000 (2002 - $Nil) to an officer of the Company for consulting services.
e) Settled debts totalling $107,590 (2002 - $Nil) owing to related parties by issuing 430,358 (2002 - Nil) common shares.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the parties.

Liquidity And Capital Resources

The Company's mineral exploration activities have been funded to date primarily through the issuance of common shares, and the Company expects that it will continue to be able to utilize these sources of financing until it develops cash flow from its mining operations. Its exploration activities have also been funded through joint venturing of its properties. Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of its exploration programs.

To date the Company has incurred operating losses, has incurred liabilities significantly in excess of current assets and a deficit. Therefore, the ability of the Company to continue as a going concern is dependent upon the ability of the Company to obtain necessary financing or to find a joint venture partner.

Significant Events And Transactions

The following significant events and transactions took place during the year ended April 30, 2003:

- The Company received regulatory approval for a debt settlement agreement. The Company extinguished debt in the amount of $107,590 by the issuance of 430,358 common shares at a deemed value of $0.25 per share. The common shares were subject to a hold period expiring May 31, 2003.
- The Company announced that it cancelled 48,662 of its outstanding incentive stock options granted in 2000.

- The Company completed a private placement of 200,000 units of the Company at a price of $0.20 per unit. Each unit consists of one common share in the capital of the Company and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share in the capital of the Company at a price of $0.25 for a period of one year following the date of issue of the units. There is no finder's fee payable. The common shares and any shares issued on the exercise of the warrants were subject to a hold period expiring November 23, 2003.
- The Company completed a private placement of 100,000 units of the Company at a price of $0.25 per unit. Each unit consists of one common share in the capital of the Company and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share in the capital of the Company at a price of $0.35 for a period of one year following the date of issue of the units. There is no finders fee payable. The common shares and any shares issued on the exercise of the warrants were subject to a hold period expiring March 5, 2004.
- The Company issued 210,000 incentive stock options at a price of $0.30 per share, exercisable for a period of five years.
- The Company entered into two letters of intent dated March 25, 2003 to acquire interests in the Barnes Creek and the Hebner Lake Properties. See discussion under the heading Significant Acquisitions and Dispositions above.

Subsequent Events

The following events took place subsequent to the year ended April 30, 2003:

- The Company repaid the loans payable plus accrued interest to June 5, 2003.
- The Company completed a private placement of 1,172,000 shares at $0.25 per share for gross proceeds of $293,000.
- The Company also completed a private placement of 150,000 units at $0.25 per unit for gross proceeds of $37,500. Each unit consists of one flow-through common share and one flow-through share purchase warrant entitling the holder to purchase one additional flow-through common share at $0.35 per share for a one year period. The flow-through agreements require the Company to renounce certain tax deductions for Canadian exploration expenditures incurred on the Company's mineral properties to the flow-through participants.
- The Company announced that it had entered into a letter of intent to acquire a 100% interest in the Gold Canyon Property, consisting of 52 units.

Investor Relations

The Company handles its investor relations activities internally by assigning various duties to officers, directors and employees. These duties consist primarily of responding to enquiries from the Company's shareholders and other interested individuals with accurate and timely information about the Company's activities, distribution of news releases, developments in the mining industry, preparation for and attendance at industry conferences and increasing the Company's shareholder base.

Item 6 MARKET FOR SECURITIES

The common shares of the Company are traded on the TSX Venture Exchange under the symbol "CYU".

Item 7 DIRECTORS AND OFFICERS

The table below states the name, municipality of residence and principal occupations in which each of the current directors and senior officers of the Issuer have been engaged during the preceding five years, together with the number of common shares of the Issuer beneficially owned.

Name, residence and current position(s) held in the Issuer	Principal occupation for last five years	Served as director or officer since	Number of securities owned or controlled at present[1]
DOUGLAS L. MASON[3] W. Vancouver, B. C. *President and Director*	President, Chief Executive Officer and a director of Clearly Canadian Beverage Corporation (a beverage producer and distributor listed on the Toronto Stock Exchange, OTC Bulletin Board); President, director and sole shareholder of Criterion Capital Corp. (a private investment and financial consulting company).	Nov. 9/94	408,947 [2]
BENJAMIN AINSWORTH[3] North Vancouver, B. C. *Director*	Geologist and Registered Professional Engineer; Principal of Ainsworth-Jenkins Holdings Inc.	Nov. 30/94	902 [2]
SHARON E. CONSTABLE Burnaby, B.C. *Director*	Secretary of Waterfront Capital Corporation (an investment banking company listed on the TSX Venture Exchange), Secretary of the Company since April 20, 2000; Director of several other public companies.	Aug. 30/01	Nil
STUART R. ROSS[3] West Vancouver, British Columbia *Secretary*	Mr. Ross was Secretary of the Issuer from July, 1999 to July, 2000. In 1986 Mr. Ross joined Clearly Canadian Beverage Corporation (TSE) where he is currently the Chief Financial Officer thereof. From 1981 to 1986, he was controller for a medium sized automotive dealership in British Columbia. Prior to that, he held positions as accountant and controller with corporations within British Columbia.	Aug. 01/02	42,751
GARY KILPATRICK Nelson, British Columbia *Vice President, Operations*	From 1997 to 2000, Mr Kilpatrick worked as a consultant in Panama for Neloro Mining S.A. From 2000 to the time Mr. Kilpatrick joined the board in January 2003, he was self-employed doing consulting work in corporate financing and property acquisitions.	Jan.8/03	60,000
CLIVE SHALLOW Coquitlam, British Columbia *Vice President, Communications*	Mr. Shallow has spent the past 16 years in the investment business, both as a registered representative (1985-1991) and as an investor relations professional since joining Clearly Canadian Beverage Corporation (TSE) in June, 1991. Mr. Shallow has held the position of Manager, Shareholder Communications for Clearly Canadian since 1995.	Mar. 1/03	25,000

Notes:

(1) On a non-diluted basis. The information as to common shares beneficially owned has been provided by the directors themselves as of November 25, 2003.

(2) Of these shares, 363,539 are held indirectly through Criterion Capital of which Mr. Mason is a principal. In addition to these shares, Waterfront Capital Corporation, a public company of which Douglas L. Mason is an insider, holds 231,300 common shares of the Company. While Mr. Mason does not exercise control or direction over these shares, he may from time to time be authorized to vote these shares on behalf of Waterfront Capital Corporation.

(3) Members of audit committee.

The Issuer does not have any other committees of its board of directors.

All directors and officers of the Issuer have other business interests and do not devote all of their time to the affairs of the Issuer. The Issuer's directors will hold office until the next annual general meeting of the Issuer.

The directors and officers of the Issuer hold, as a group, 537,600 common shares, being 17.4% of the number of common shares of the Issuer issued and outstanding as of November 25, 2003. The directors are not paid by the Issuer in their capacity as directors.

Corporate Cease Trade Orders or Bankruptcies

No director or officer of the Issuer, or a shareholder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer, is, or within the ten years before the date of the AIF has been, a director or officer of any other issuer that, while that person was acting in that capacity,

(a) was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under the Canadian securities legislation, for a period of more than 30 consecutive days; or

(b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

Other than as disclosed below, no director or officer of the Issuer, or a shareholder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer, has

(a) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(b) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Regulatory Proceedings Involving Douglas Mason

On October 30, 2000, the BCSC issued a Notice of Hearing with respect to regulatory proceedings against Douglas Mason, the President, Chairman and a director of the Issuer. The Notice of Hearing

alleges that Mr. Mason failed to comply with insider reporting and control person reporting requirements with respect to certain trades in shares of certain companies for which he is a director or officer, and that Mr. Mason engaged or participated in improper trading of shares of certain companies. Mr. Mason has denied the allegations contained in the Notice of Hearing and has indicated that he will vigorously defend his position. See "Narrative Description of the Business - Risk Factors – Regulatory Proceedings Involving Douglas Mason".

Personal Bankruptcies

No director or officer of the Issuer, or a shareholder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer, or a personal holding company of any such persons has, within the ten years before the date of the AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

Conflicts of Interest

Conflicts of interest may arise as a result of the directors and officers of the Issuer also holding positions as directors and/or officers of other companies. Some of the directors and officers have been and will continue to be engaged in the identification and evaluation of assets, with a view to potential acquisition of interests on their own behalf and on behalf of other companies, and situations may arise where the directors and officers will be in direct competition with the Issuer. None of the directors or officers have entered into non-competition with the Issuer. Conflicts, if any, will be subject to the procedures and remedies under the *Company Act* (British Columbia).

Item 8 ADDITIONAL INFORMATION

The Company shall provide to any person, upon request to the Secretary of the Company:

(a) when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

(i) one copy of the AIF of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference to the AIF;

(ii) one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year;

(iii) one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of director or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

(iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b) at any other time, one copy of any other documents referred to in (a)(i), (ii) and (iii) above, provided the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's information circular for its 2003 annual general meeting of its shareholders. Additional financial information is provided in the Company's comparative consolidated financial statements for its most recently completed financial year, a copy of which has been filed with each applicable securities commission.

Article;

14

COLUMBIA YUKON EXPLORATIONS INC.

Annual General Meeting
to be held September 30, 2002

Notice of Annual General Meeting
and
Information Circular

August 22, 2002

COLUMBIA YUKON EXPLORATIONS INC.
2489 Bellevue Avenue
West Vancouver, British Columbia V7V 1E1

NOTICE OF ANNUAL GENERAL MEETING OF COMMON SHAREHOLDERS OF COLUMBIA YUKON EXPLORATIONS INC.

NOTICE IS HEREBY GIVEN THAT the annual general meeting of holders of common shares of Columbia Yukon Explorations Inc. (the "Company") will be held on September 30, 2002 at the hour of 10:00 a.m. (Vancouver time) at 2489 Bellevue Avenue, West Vancouver, British Columbia V7V 1E1. At the meeting, the shareholders will receive the financial statements for the year ended April 30, 2002 together with the auditors' report on those statements and consider resolutions to:

1. elect the board of directors for the ensuing year;

2. re-appoint Davidson & Company, Chartered Accountants, as the auditors of the Company for the ensuing year and to authorize the board of directors to fix their remuneration; and

3. transact such other business as may properly be put before the meeting.

All registered shareholders are entitled to attend and vote at the meeting in person or by proxy. The board of directors requests all shareholders who will not be attending the meeting in person to read, date and sign the accompanying proxy and deliver it to Pacific Corporate Trust Company at 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 Attention: Shareholder Services. If a shareholder does not deliver a proxy to Pacific Corporate Trust Company before the close of business on September 27, 2002, then the shareholder will not be entitled to vote at the meeting by proxy.

An information circular and a form of proxy accompany this notice.

DATED at the City of Vancouver, in the Province of British Columbia, this 22nd day of August, 2002.

ON BEHALF OF THE BOARD

(signed) "Douglas L. Mason"

Douglas L. Mason
President

COLUMBIA YUKON EXPLORATIONS INC.
2489 Bellevue Avenue
West Vancouver, British Columbia V7V 1E1

INFORMATION CIRCULAR

(as at August 22, 2002 except as otherwise indicated)

Solicitation of Proxies

This Circular is provided in connection with the solicitation of proxies by the management of Columbia Yukon Explorations Inc. (the "Company"). The Proxy which accompanies this Circular is for use at the Meeting of the shareholders of the Company (the "Meeting") to be held on Monday, September 30, 2002, at the time and place set out in the accompanying notice of meeting. The Company will bear the cost of this solicitation. The solicitation will be made by mail, but may also be made by telephone.

Appointment and Revocation of Proxy

The persons named in the Proxy are directors and officers of the Company. A shareholder who wishes to appoint some other person (who need not be a shareholder) to serve as his or her representative at the Meeting may do so by striking out the printed names and inserting the desired person's name in the blank space provided. The completed Proxy should be delivered to Pacific Corporate Trust Company, Attention: Shareholder Services, 10th Floor, 625 Howe Street, Vancouver, B.C., V6C 3B8 before the close of business on Friday, September 27, 2002 or the shareholder will not be entitled to vote at the Meeting by proxy. Only shareholders of record at the close of business on August 22, 2002 will be entitled to vote at the meeting.

A proxy may be revoked by:

(a) signing a proxy with a later date and delivering it at the time and place noted above;

(b) signing and dating a written notice of revocation and delivering it at the time and place noted above; or

(c) attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

A revocation of a proxy does not affect any matter on which a vote has been taken before the revocation.

Provisions Relating to Voting of Proxies

The shares represented by proxy in the enclosed form will be voted by the designated holder in accordance with the direction of the shareholder appointing him. If there is no direction by the shareholder, those shares will be voted for all proposals set out in the Proxy. The Proxy gives the person named in it the discretion to vote as he or she sees fit on any amendments or variations to matters identified in the notice of meeting, or any other matters which may properly come before the Meeting. At the time of printing of this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the notice of meeting.

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a

participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.

Intermediaries will frequently use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder and must be completed, but not signed, by the Non-Registered Holder and deposited with Pacific Corporate Trust Company; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

Financial Statements

The audited financial statements of the Company for the year ended April 30, 2002 (the "Financial Statements"), together with the auditor's report thereon, will be presented to the shareholders at the Meeting. The Financial Statements, together with the auditor's report thereon, are being mailed to the shareholders of record with this Circular.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On the date of the accompanying notice of meeting, the Company had 1,458,335 common shares issued and outstanding. All shares in the capital of the Company are of the same class and each carries the right to one vote.

Shareholders registered as at August 22, 2002 are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend and vote, deliver their proxies at the place and within the time set forth in the notes to the Proxy.

To the knowledge of the directors and senior officers of the Company, as of the date of this Circular, the following persons beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the issued and outstanding common shares of the Company:

Member	Number of Shares	Percentage of Issued Capital
CDS & Co.[1]	959,528	66%
Criterion Capital Corporation[2]	241,447	17%
Waterfront Capital Corporation[3]	279,800	19%

1. The beneficial owner of shares held by depositories are not known to the directors or officers of the Company.
2. Of these shares, 408 are held by Douglas L. Mason, the principal of Criterion Capital Corporation and a director and officer of the Company.
3. Waterfront Capital Corporation is a public company whose shares trade on the TSX Venture Exchange, of which Douglas L. Mason is an insider. While Mr. Mason does not exercise control or direction over these shares, he may from time to time be authorized to vote these shares on behalf of Waterfront Capital Corporation.

ELECTION OF DIRECTORS

Election of Directors

The Company's Articles provide for the division of the board of directors into three (3) classes, as nearly equal a number as the then total number of directors constituting the whole board of directors permits, with the term of office of one (1) class expiring at the annual meeting of shareholders held each year. At each annual meeting of shareholders, the successors to the class of directors whose term shall then expire shall be elected to hold office for a term expiring at the third succeeding annual meeting of shareholders.

The number of directors proposed to be elected at the Meeting is one. The management of the Company proposes to nominate Douglas L. Mason for election as director of the Company to serve until his successor is elected or appointed or his rotation expires. In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of the Company will be voted for Douglas L. Mason. Management does not contemplate that the nominee will be unable to serve as a director.

The following table sets forth the name of the person proposed to be nominated for election as a director at the Meeting, together with the names of the other persons whose terms of office as directors will continue after the Meeting, the offices they hold with the Company, their occupations, the length of time they have served as directors of the Company and the number of shares of the Company which each beneficially owns directly or indirectly or over which control or direction is exercised as of August 22, 2002.

(a) Persons Proposed by Management to be Nominated for Election as Directors at the Meeting:

Name, residence and positions, current and former, if any, held in the Company	Principal occupation for last five years	Served as director since	Number of securities owned or controlled at present[1]
DOUGLAS L. MASON[4] W. Vancouver, B. C. *President and Director*	President, Chief Executive Officer and a director of Clearly Canadian Beverage Corporation (a beverage producer and distributor listed on The Toronto Stock Exchange,. OTC Bulletin Board); President, director and sole shareholder of Criterion Capital Corp. (a private investment and financial consulting company); President and	Nov. 9/94	241,447[2]

	director of the Company.		

(b) Persons Whose Term of Office as a Director Will Continue After the Meeting:

Name, residence and positions, current and former, if any, held in the Company	Principal occupation for last five years	Served as director since	Number of securities owned or controlled at present[1]
SHARON E. CONSTABLE Burnaby, B.C. Director	Secretary of the Company from July, 2000 to August, 2002. Manager, Corporate Affairs, Waterfront Capital Corporation (an investment company listed on the TSX Venture Exchange) from September, 1999 to December, 1999 and Secretary from December, 1999 to present; Director of Consolidated Venturex Holdings Ltd. (a junior mining company listed on the TSX Venture Exchange) since June, 2001; Director of Canmine Resources Corp. (a mining company listed on the TSE) since 1998. Consultant from January, 1992 to September, 1999 providing corporate and administrative services relating to compliance and regulatory affairs for a number of mining, industrial and biotech companies listed on various stock exchanges in Canada and the United States.	Aug. 30/01	Nil
BENJAMIN AINSWORTH [4] North Vancouver, B. C. *Director*	Geologist and Registered Professional Engineer; Principal of Ainsworth-Jenkins Holdings Inc.	Nov. 30/94	8,571 [3]

(1) The information as to common shares beneficially owned has been provided by the directors themselves.
(2) Of these shares, 241,039 are held by companies owned and controlled by Douglas L. Mason.
(3) These shares are held by a company of which Benjamin Ainsworth is a principal.
(4) Member of the audit committee.

Advance notice of the Meeting was published in *The Vancouver Sun* newspaper on August 2, 2002 in accordance with section 111 of the *Company Act* (British Columbia). No nominations for directors have been received from the members of the Company.

EXECUTIVE COMPENSATION

Executive Officers

Summary of Compensation

There is presently one Executive Officer of the Company. "Executive Officer" means the president, any vice-president in charge of a principal business unit such as sales, finance or production, any officer of the Company or a subsidiary who performs a policy-making function for the Company whether or not that person is also a director of the Company or the subsidiary, and the chairman and any vice-chairman of the board of directors of the Company if that person performs the functions of that office on a full-time basis.

Set out below is a summary of compensation paid during the last three completed financial year to the Chief Executive Officer of the Company. There are no other Executive Officers of the Company.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)	
Douglas L. Mason[1]	2002	30,000	Nil	Nil	Nil.	Nil	Nil	Nil
President	2001	30,000	Nil	Nil	302,292[2]	Nil	Nil	Nil
	2000	55,000	Nil	Nil	Nil	Nil	Nil	Nil

(1) These amounts were paid to Criterion Capital Corporation ("Criterion") a private British Columbia company controlled by Douglas L. Mason. During the financial year ended April 30, 2002, the Company paid Criterion a management fee of $2,500 per month (plus disbursements) for management and fiscal agency related services rendered to the Company, for an aggregate fee of $30,000.

(2) During the year the Company consolidated its share capital on a 9.5 old shares for 1 new share ratio resulting in the 302,292 options being reduced to 31,820 options.

Stock Option Plan and Stock Options

The Company has a formal plan under which stock options are granted which was approved by the shareholders of the Company at its annual general meeting held on July 14, 2000, as amended August 30, 2001 (the "Plan").

The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the Company's secretary or such other senior officer or employee as may be designated by the board of directors from time to time.

The Plan authorizes the board of directors to grant options to purchase common shares of the Company provided that, when exercised, such options will not exceed 1,995,187 common shares (210,019 post consolidation common shares) in the capital of the Company. The term of any options granted under the Plan will be fixed by the board of directors at the time any options are granted, provided that options will not be permitted to exceed a term of five years. The exercise price of any options granted under the Plan will be determined by the board of directors, in its sole discretion, but shall not be less than the closing price of the Company's shares on the day preceding the day on which the directors grant such options, less any discount permitted by the TSX Venture Exchange (the "Exchange"). Shareholder approval will not be required or sought on a case-by-case basis for the purpose of the granting of options to and the exercise of options by employees of the Company or its affiliates regularly employed on a full-time or part-time basis, directors of the Company and persons who perform services for the Company on an ongoing basis or who have provided, or are expected to provide, services of value to the Company.

If the option holder ceases to be a director of the Company or ceases to be employed or engaged by the Company (other than by reason of death), as the case may be, then the option granted will expire on the 30th day following the date that the option holder ceases to be a director or ceases to be employed or engaged by the Company, subject to the terms and conditions set out in the Plan.

For so long as the Company is classified as a Tier 2 company or equivalent designation on the Exchange, all options granted pursuant to the Plan will be subject to vesting provisions determined by the board of directors in accordance with the requirements of the Exchange.

Shareholders approved an amendment to the Plan at a meeting held on August 30, 2001 to allow, under the

policies of the Exchange, the number of shares reserved for issuance to insiders of the Company to exceed 10% of the issued and outstanding shares of the Company, for the issuance of shares to insiders within a one year period to exceed 10% of the Company's issued and outstanding shares, and for the issuance to any one insider or associates of an insider within a one year period to exceed 5% of the Company's issued and outstanding shares.

No stock options were granted to the Executive Officer during the most recently completed financial year.

During the Company's most recently completed fiscal year the Executive Officer did not exercise any stock options.

The following table sets forth details of the value of unexercised options held by the Executive Officer at the end of the most recently completed financial year:

Aggregated option/SAR exercises during the most recently completed financial year and financial year-end option/SAR values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized [1] ($)	Unexercised Options/SARs at April 30, 2002		Value of Unexercised In-the-Money Options/SARs at April. 30, 2002 [2]	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Douglas L. Mason, President	Nil	Nil	31,820	Nil	($22,910.40)	Nil

(1) "Aggregate Value Realized" is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Executive Officer.

(2) "In-the-Money Options" means the excess of the market value of the Company's shares on April 30, 2002 over the exercise price of the options. The closing price of the Company's shares on April 30, 2002 was $0.23.

Option Repricings

No options held by the Executive Officer were repriced downward during the most recently completed financial year of the Company.

Directors

There was no compensation paid to directors in their capacity as such during the Company's most recently completed financial year. The Company, however, does grant incentive stock options to directors, officers and employees of the Company from time to time in accordance with its stock option plan and regulatory policy. No stock options were granted to directors of the Company during its most recently completed financial year.

The Company pays Criterion Capital Corporation ("Criterion"), a private British Columbia company controlled by Douglas L. Mason, a director and officer of the Company $2,500 per month for management services rendered to the Company. During the last financial year ended April 30, 2002, the Company paid or accrued the sum of $30,000 to Criterion.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors, the proposed nominees for election as directors, senior officers, or their respective

associates or affiliates, are or have been indebted to the Company or its subsidiaries since the beginning of the last completed financial year of the Company.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

None of the persons who were directors or officers of the Company at any time during the Company's last financial year, the proposed nominees for election to the board of directors of the Company, the insiders of the Company or the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, no director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

MANAGEMENT CONTRACTS

There are no management functions of the Company or its subsidiaries which are to any substantial degree performed by a person or company other than the directors or senior officers (or private companies controlled by them, either directly or indirectly) of the Company or its subsidiaries.

APPOINTMENT OF AUDITORS

Auditors

The management of the Company intends to nominate Davidson & Company, Chartered Accountants for re-appointment as auditors of the Company. Forms of proxy given pursuant to the solicitation of the management of the Company will, on any poll, be voted as directed and, if there is no direction, for the re-appointment of Davidson & Company, Chartered Accountants as auditors of the Company to hold office until the close of the next annual general meeting of the Company, at a remuneration to be fixed by the directors.

Audit Committee

In accordance with the *Company Act* (British Columbia), the Company is required to have an audit committee comprised of three directors, two of whom are not officers or employees of the Company. The Company's current audit committee consists of:

Name	Present Office
Douglas L. Mason	President
Benjamin Ainsworth	Director
Sharon E. Constable	Director

OTHER MATTERS TO BE ACTED UPON

General Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the notice of meeting, but if any other matters do arise, the persons named in the Proxy intend to vote on any poll, in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters ratified in the notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Vancouver, British Columbia the 22nd day of August, 2002.

ON BEHALF OF THE BOARD

(signed) "Douglas L. Mason"
Douglas L. Mason
President

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(signed) *"Douglas L. Mason"*

Douglas L. Mason
President

(signed) "Sharon E. Constable"

Sharon E. Constable
Director

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: ____X____ Schedule A

_______________ Schedule B & C

(Place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER: Columbia Yukon Explorations Inc.

ISSUER ADDRESS: 2489 Bellevue Avenue

West Vancouver, B.C. V7V 1E1

ISSUER PHONE NUMBER: (604) 922-2030

ISSUER FAX NUMBER: (604) 922-2037

CONTACT PERSON: Sharon E. Constable

CONTACT POSITION: Director

CONTACT TELEPHONE NUMBER: (604) 922-2030

CONTACT E-MAIL ADDRESS: sconstable@waterfrontgroup.com

WEB SITE ADDRESS: N/A

FOR QUARTER ENDED: April 30, 2002

DATE OF REPORT: 02/08/26
(YY/MM/DD)

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Douglas L. Mason	*"Douglas L. Mason"*	02/08/26
DIRECTORS NAME	*SIGNATURE*	*DATE SIGNED (YY/MM/DD)*
Sharon E. Constable	*"Sharon E. Constable"*	02/08/26
DIRECTORS NAME	*SIGNATURE*	*DATE SIGNED (YY/MM/DD)*

(Signatures should be entered in TYPED form in quotations)

COLUMBIA YUKON EXPLORATIONS INC.

CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2002

AUDITORS' REPORT

To the Shareholders of
Columbia Yukon Explorations Inc.

We have audited the consolidated balance sheets of Columbia Yukon Explorations Inc. as at April 30, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

"DAVIDSON & COMPANY"

Vancouver, Canada

Chartered Accountants

July 31, 2002

A Member of SC INTERNATIONAL

Telephone (604) 687-0947 Fax (604) 687-6172

COLUMBIA YUKON EXPLORATIONS INC.
CONSOLIDATED BALANCE SHEETS
AS AT APRIL 30

	2002	2001
ASSETS		
Current		
Cash	$ -	$ 1,094
Marketable securities	2,500	12,250
Receivables	1,396	1,411
Prepaids	1,409	-
	5,305	14,755
Mineral properties (Note 3)	104,087	127,280
	$ 109,392	$ 142,035
LIABILITIES AND SHAREHOLDERS' DEFICIENCY		
Current		
Bank indebtedness	$ 27	$ -
Accounts payable and accrued liabilities	30,727	19,582
Loans payable (Note 4)	17,999	179,260
Due to related parties (Note 5)	112,802	43,343
	161,555	242,185
Shareholders' deficiency		
Capital stock (Note 6)	10,812,686	10,812,686
Deficit	(10,864,849)	(10,912,836)
	(52,163)	(100,150)
	$ 109,392	$ 142,035

Nature and continuance of operations (Note 1)

Subsequent events (Note 12)

On behalf of the Board:

"Douglas L. Mason"	Director	*"Sharon E. Constable"*	Director
Douglas L. Mason		Sharon E. Constable	

The accompanying notes are an integral part of these consolidated financial statements.

COLUMBIA YUKON EXPLORATIONS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED APRIL 30

	2002	2001
GENERAL AND ADMINISTRATIVE EXPENSES		
Filing fees	$ 5,358	$ 5,953
Foreign exchange loss	128	2,446
Interest and financing fees	1,260	840
Management fees	30,000	30,000
Office and miscellaneous	8,626	10,578
Professional fees	9,550	15,313
Rent	33,500	36,000
Transfer agent fees	2,681	5,247
	(91,103)	(106,377)
Interest income	848	667
Gain on wind-up of subsidiary	168,935	-
Write-down of marketable securities	(7,500)	(2,250)
Write-off of mineral property costs (Note 8)	(23,193)	(5,503,061)
Net income (loss) for the year	47,987	(5,611,021)
Deficit, beginning of year	(10,912,836)	(5,301,815)
Deficit, end of year	$ (10,864,849)	$ (10,912,836)
Basic and diluted earnings (loss) per share	$ 0.05	$ (5.92)
Weighted average number of common shares outstanding	1,027,977	947,713

The accompanying notes are an integral part of these consolidated financial statements.

COLUMBIA YUKON EXPLORATIONS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED APRIL 30

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss) for the year	$ 47,987	$ (5,611,021)
Items not affecting cash		
Gain on wind-up of subsidiary	(168,935)	-
Write-down of marketable securities	7,500	2,250
Write-off of mineral property costs	23,193	5,503,061
Interest and fees accrued on loan payable	1,260	810
Change in non-cash working capital items		
Decrease in receivables	15	313
(Increase) decrease in prepaids	(1,409)	1,000
Increase (decrease) in accounts payable and accrued liabilities	11,145	(85,778)
Net cash used in operating activities	(85,398)	(189,365)
CASH FLOWS FROM INVESTING ACTIVITIES		
Mineral properties	-	(17,112)
Deferred exploration costs	-	(18,657)
Proceeds on sale of marketable securities	2,250	-
Net cash provided by (used in) investing activities	2,250	(35,769)
CASH FLOWS FROM FINANCING ACTIVITIES		
Loan proceeds	9,491	6,445
Capital stock issued	-	132,500
Due to related parties	72,536	43,343
Net cash provided by financing activities	82,027	182,288
Decrease in cash during the year	(1,121)	(42,846)
Cash, beginning of year	1,094	43,940
Cash (bank indebtedness), end of year	$ (27)	$ 1,094

Supplemental disclosures with respect to cash flows (Note 9)

The accompanying notes are an integral part of these consolidated financial statements

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is considered to be in the exploration stage with respect to its interests in mineral properties. The recoverability of the amounts comprising mineral properties and deferred exploration costs is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete their exploration and development and upon future profitable production.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the on-going assumption that the Company will be able to realize it's assets and discharge it's liabilities in the normal course of business rather than through a process of forced liquidation. The operations of the Company have primarily been funded by the issue of capital stock and loans from related parties. Continued operations of the Company are dependent on the Company's ability to complete public equity financing or generate profitable operations in the future.

	2002	2001
Deficit	$ (10,864,849)	$ (10,912,836)
Working capital (deficiency)	(156,250)	(227,430)

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

Basis of presentation

During the current year, the Company wound-up its wholly owned subsidiary, Liberty Bell Mining Company, a company incorporated in Nevada, U.S.A. The subsidiary's results of operations are consolidated to the date of wind-up.

Marketable securities

Marketable securities are carried at the lower of cost or quoted market value. As at April 30, 2002, the Company's marketable securities had a quoted market value of $2,500 (2001 - $12,250).

COLUMBIA YUKON EXPLORATIONS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2002

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

The recorded cost of mineral exploration interests is based on cash paid, the assigned value of share considerations and exploration and development costs incurred. The recorded amount may not reflect recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Deferred exploration costs

The Company defers expenditures directly attributable to the exploration and development of mineral properties, pending a decision as to the commercial viability of a property. If reserves are developed, the deferred costs will be amortized to operations when production is commenced on the property. Such amortization will be computed on the basis of units produced in relation to the estimated reserves. All deferred costs relating to the project will be expensed in the year of abandonment or sale.

Values

The amounts shown for the mineral properties and for deferred exploration costs represent costs to date, and do not necessarily represent present or future values as they are entirely dependent upon the economic recovery of current and future reserves.

Cost of maintaining mineral properties

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

Foreign currency translation

The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates. Revenues and expenses are translated at the average exchange rate during the year. Exchange gains and losses arising on translation are included in earnings.

Stock-based compensation

The Company grants incentive stock options as described in Note 7. No compensation expense is recognized when stock options are granted. Any consideration paid on exercise of stock options is credited to capital stock.

COLUMBIA YUKON EXPLORATIONS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2002

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Future income taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Basic earnings (loss) per share is calculated using the weighted-average number of shares outstanding during the year.

Comparative figures

Certain of the comparative figures have been restated in order to conform with the current year's presentation.

3. MINERAL PROPERTIES

The Company acquired, or entered into agreements to acquire, interests in the following mineral claims:

	2002	2001
VBE Claims, Labrador		
A 50% interest. The claims are subject to a 2 1/2% net smelter returns royalty.	$ 100,000	$ 100,000
Barr/1506 Claims, Labrador		
A 50% interest. 307 of the original 367 claims have lapsed.	4,087	27,280
	$ 104,087	$ [illegible]

COLUMBIA YUKON EXPLORATIONS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2002

3. MINERAL PROPERTIES (cont'd…)

Deferred exploration costs

	2002			2001		
	Canada	U.S.A.	Total	Canada	U.S.A.	Total
Recording fees	$ -	$ -	$ -	$ -	$ 18,657	$ 18,657
Total deferred costs for the year	-	-	-	-	18,657	18,657
Written-off during the year	-	-	-	(2,935,226)	(80,195)	(3,015,421)
Balance, beginning of year	-	-	-	2,935,226	61,538	2,996,764
Balance, end of year	$ -	$ -	$ -	$ -	$ -	$ -

Title to mineral properties

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

The Company has entered into agreements to acquire, explore and develop certain mineral properties located in the Labrador region of Canada. Several aboriginal groups are claiming unextinguishable aboriginal title to the lands and resources of Labrador, which may include one or more of the mineral claims beneficially owned by the Company. The extent to which any successful aboriginal claim would materially affect the ability of the Company to exploit its mineral properties is not determinable at this time.

4. LOANS PAYABLE

	2002	2001
Loan from related company, non-interest bearing	$ 9,847	$ 25,600
Pacific Northwest Resource Company ("PNR"), non-interest bearing	-	153,660
Loan from director, 12% interest	5,959	-
Loan from related company, 12% interest	2,193	-
	$ 17,999	$ 179,260

4. LOANS PAYABLE (cont'd...)

Loans payable at April 30, 2002 are unsecured and due on demand.

Loan fees of $500 and $300 were charged during the year for interest bearing advances from a director and a company with common directors, respectively.

During the current year, the loan from PNR for $153,660 (US$100,000) was written-off and is included in the gain on wind-up of the Company's wholly-owned subsidiary.

5. RELATED PARTY TRANSACTIONS

As at April 30, 2002, the Company held investments in shares of companies with common directors as marketable securities with a market value of $2,500 (2001 - $10,000).

As at April 30, 2002, the Company owed $112,802 (2001 - $43,343) to companies with common directors. The amounts are unsecured, non-interest bearing and without stated terms of repayment.

The Company entered into the following transactions with related parties:

a) Paid or accrued $30,000 (2001 - $30,000) for management services to a company controlled by a director.

b) Paid or accrued $33,500 (2001 - $36,000) for rent to a company having common directors.

c) Accrued $1,260 (2001 - $810) for interest and fees on loans owing to directors and companies having common directors.

d) In fiscal 2001, the Company settled debts totalling $135,000 owing to related parties by issuing 900,000 common shares.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the parties.

6. CAPITAL STOCK

On February 28, 2002, the Company consolidated its capital stock on a 9.5:1 basis, whereby one new common share was issued for every 9.5 issued common shares and simultaneously increased its authorized share capital.

6. CAPITAL STOCK (cont'd...)

	Number of Shares	Amount
Authorized		
100,000,000 common shares, without par value		
100,000,000 preferred shares without par value		
Common shares issued		
As at April 30, 2000	6,715,780	$ 10,545,186
For share subscriptions received in prior year	1,150,000	-
For cash – private placement	350,000	35,000
For cash – exercise of warrants	650,000	97,500
For settlement of debt	900,000	135,000
As at April 30, 2001	9,765,780	10,812,686
Consolidation 9.5:1	(8,737,803)	-
As at April 30, 2002	1,027,977	$ 10,812,686

Included in capital stock are 11,278 common shares held in escrow which may not be transferred, assigned or otherwise dealt with without regulatory approval.

7. STOCK OPTIONS AND WARRANTS

The Company, in accordance with the policies of the Canadian Venture Exchange, is authorized to grant options to directors, employees and consultants, to acquire up to 10% of issued and outstanding common shares. Shareholders have approved an amendment to the stock option plan to allow the number of shares reserved for issuance to insiders of the Company to exceed 10%. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The following incentive stock options and share purchase warrants were outstanding at April 30, 2002:

	Number of Shares	Exercise Price	Expiry Date
Options	48,662	$ 0.95	November 17, 2002
Warrants	36,842	0.95	November 15, 2002

COLUMBIA YUKON EXPLORATIONS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2002

7. STOCK OPTIONS AND WARRANTS (cont'd...)

Following is a summary of stock option transactions during the years ended April 30, 2002 and 2001:

	Number of Shares	Weighted Average Exercise Price
Outstanding and exercisable at April 30, 2000	254,107	$ 2.51
Granted	797,292	0.10
Forfeited/cancelled	(264,107)	2.50
Outstanding and exercisable at April 30, 2001	787,292	0.10
Forfeited/ cancelled	(325,000)	0.10
Consolidation 9.5:1	(462,292)	0.10
Restated for consolidation	48,662	0.95
Outstanding and exercisable at April 30, 2002	48,662	$ 0.95

8. WRITE-OFF OF MINERAL PROPERTY COSTS

	Acquisition Costs	Deferred Exploration Costs	Total
VBE and Barr/1506 Claims, Labrador	$ 23,193	$ -	$ 23,193
Liberty Bell Claims, Alaska	$ 2,487,640	$ 80,195	$ 2,567,835
VBE and Barr/1506 Claims, Labrador	-	2,935,226	2,935,226
	$ 2,487,640	$ 3,015,421	$ 5,503,061

9. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	2002	2001
Cash paid during the year for interest	$ -	$ 1,727
Cash paid during the year for income tax	-	-

9. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (cont'd...)

There were no significant non-cash transactions during the year ended April 30, 2002.

The significant non-cash transaction during the year ended April 30, 2001 was the issuance of 900,000 common shares to settle debts totalling $135,000.

10. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of marketable securities, receivables, bank indebtedness, loans payable, due to related parties and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

11. INCOME TAXES

A reconciliation of current income taxes at statutory rates with the reported taxes is as follows:

		2002		2001
Income (loss) before income taxes (recovery)	$	47,987	$	(5,611,021)
Current income taxes (recovery) at statutory rates	$	19,002	$	(2,559,748)
Write-off of mineral properties for accounting purposes		9,180		2,510,496
Write-down of investments		2,970		-
Mineral property deductions for tax purposes		(165,086)		-
Subsidiary debts written-off		350,786		-
Unrecognized (recognized) benefits of non-capital losses		(216,852)		49,252
Total current income taxes (recovery)	$	-	$	-

The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities are as follows:

		2002		2001
Future income tax assets:				
Mineral property and related exploration expenditures	$	1,141,930	$	1,331,482
Operating losses available for future periods		926,225		1,032,065
Capital losses available		458,820		28,809
		2,526,975		2,392,356
Valuation allowance		(2,526,975)		(2,392,356)
Net future income tax asset	$	-	$	-

11. INCOME TAXES (cont'd...)

The Company has incurred operating losses of approximately $2,339,000 which, if unutilized, will expire through 2009. Subject to certain restrictions, the Company also has capital losses and resource exploration expenditures available to reduce taxable income of future years. Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements, as their realization is not judged likely to occur.

12. SUBSEQUENT EVENTS

The following events occurred subsequent to April 30, 2002:

a) The Company issued 430,358 common shares at an agreed price of $0.25 per share to settle outstanding debts totalling $107,590.

b) The Company cancelled all of its outstanding incentive stock options and granted an aggregate of 175,000 new incentive stock options under the Company's stock option plan to certain of its directors, officers and consultants at a price of $0.25 per share exercisable for a period of five years. The transactions are subject to regulatory approval.

c) The Company announced that, subject to regulatory approval, it has negotiated a private placement to issue up to 200,000 units at a price of $0.20 per unit. Each unit will consist of one common share and one share purchase warrant. Each share purchase warrant will entitle the holder to purchase one additional common share at a price of $0.25 for a period of one year.

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: ________ Schedule A

____X____ Schedule B & C

(Place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER: Columbia Yukon Explorations Inc.

ISSUER ADDRESS: 2489 Bellevue Avenue

West Vancouver, B.C. V7V 1E1

ISSUER PHONE NUMBER: (604) 922-2030

ISSUER FAX NUMBER: (604) 922-2037

CONTACT PERSON: Sharon E. Constable

CONTACT POSITION: Director

CONTACT TELEPHONE NUMBER: (604) 922-2030

CONTACT E-MAIL ADDRESS: sconstable@waterfrontgroup.com

WEB SITE ADDRESS: N/A

FOR QUARTER ENDED: April 30, 2002

DATE OF REPORT: 02/08/26
(YY/MM/DD)

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Douglas L. Mason	"Douglas L. Mason"	02/08/26	
DIRECTORS NAME	*SIGNATURE*	*DATE*	*SIGNED*
(YY/MM/DD)			
Sharon E. Constable	"Sharon E. Constable"	02/08/26	
DIRECTORS NAME	*SIGNATURE*	*DATE*	*SIGNED*
(YY/MM/DD)			

(Signatures should be entered in TYPED form in quotations)

SCHEDULE A: FINANCIAL INFORMATION

See the attached audited financial statements for the twelve months ended April 30, 2002.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. For a breakdown of general and administrative expenses, see the attached audited statements of operations and deficit.

Mineral property acquisition costs at April 30, 2002 by property:

VBE Claims, Labrador	$ 100,000
Barr/1506 Claims, Labrador	4,087
	$ 104,087

2. See Note 3 of the attached unaudited financial statements.

3. a) There were no securities issued during the year ended April 30, 2002.

   b) There were no options granted during the year ended April 30, 2002.

4. a) Authorized capital stock: 100,000,000 common shares without par value
   100,000,000 preferred shares without par value

   b) Issued and outstanding capital stock: 1,027,977 common shares with a stated value of $10,812,686.

   c) As at April 30, 2002 , the following incentive stock options and share purchase warrants were outstanding:

	Number of Shares	Exercise Price	Expiry Date
Options	48,662	$ 0.95	November 17, 2002
Warrants	36,842	0.95	November 15, 2002

   d) As at April 30, 2002, 11,278 common shares are subject to an escrow agreement.

5. List of directors and officers: Douglas L. Mason – Director and President
   Stuart Ross - Secretary
   Benjamin Ainsworth – Director
   Sharon E. Constable – Director

SCHEDULE C: MANAGEMENT DISCUSSION

The Board of Directors of Columbia Yukon Explorations Inc. (the "Company") is pleased to present to the shareholders, a summary of the Company's activities for the year ended April 30, 2002 and any pertinent events subsequent to that date.

DESCRIPTION OF BUSINESS

The Company is involved in the acquisition and exploration of mineral resource properties. To date, it has not identified a known quantity of commercial ore on any of its properties. The Company presently holds interests or options to acquire interests in properties located in the Province of Newfoundland.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

The following discussion of the financial condition, changes in financial condition and results of operations of the Company should be read in conjunction with the interim financial statements of the Company.

Selected Financial Information

Year Ended	**April 30, 2002**
Revenue	$ 169,783
Net Income	47,987
Net Working Capital	(156,250)
Mineral Properties	104,087
Deferred Exploration Costs	0
Total Assets	109,392
Capital Stock	10,812,686

Revenues

Revenue reported for the year ended April 30, 2002 of $169,783 consists of $848 in interest income earned on cash and cash equivalents, $153,660 from the write-off of loans payable and the related foreign exchange gain of $15,275.

Operating Expenses

Operating expenses of $91,103 were due to administrative costs, professional fees, regulatory and filing costs. A decrease of $15,274 from the prior year results from an effort to reduce costs.

Net Income

The Company is still in the exploration phase and is expected to show a loss from operations until such time that the mining of one of the Company's properties commences. The net income of $47,987 for the year ended April 30, 2002 was due to the write-off of a loan payable.

Transactions with Related Parties

See Note 3 of the attached unaudited financial statements.

Liquidity And Capital Resources

The Company's mineral exploration activities have been funded to date primarily through the issuance of common shares, and the Company expects that it will continue to be able to utilize these sources of financing until it develops cash flow from its mining operations. Its exploration activities have also been funded through joint venturing of its properties. Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of its exploration programs.

To date, disregarding the write-off of the loan payable, the Company has incurred operating losses, has incurred liabilities significantly in excess of current assets and a deficit. Therefore, the ability of the Company to continue as a going concern is dependent upon the ability of the Company to obtain necessary financing or to find a joint venture partner.

Properties

Barr/1506 Claims, Labrador
Pursuant to an agreement dated March 17, 1995, the Company agreed to form a partnership under which the parties were to stake claims in Labrador, Newfoundland put such claims into the partnership on an equal basis. Pursuant to a subsequent agreement dated May 1, 1995 the parties agreed not to form a partnership, to cancel the previous agreement and to divide between the parties the 16 claim blocks which were staked pursuant to the previous agreement. The parties granted to each other a 3% NSR royalty, which is subject to a reciprocal 2% buyback at $1,000,000 per 1% with the remaining 1% to be effective in perpetuity. The claims that were allocated to the Corporation are as follows:

Claim Block Number	Number of Claims
1503M	56
1506M	60
1507M	31
1566M	34
1567M	32
1570M	36
1571M	58
1574M	60
Total:	367

Of the 367 claims allotted to the Company, all but the 60 claims in claim block 1506M have lapsed and the related acquisition costs of $20,913 have been written-off. The 60 remaining claims are in good standing until April 17, 2005.
During the year ended April 30, 2001, the Company was issued map staked licences 7930M and 7931M from the Government of Newfoundland and Labrador, Department of Mines and Energy consisting of an aggregate of 38 claims from the Department of Mines and Energy, Newfoundland and Labrador which are contiguous with License 1506 and covering an extension of mineralization that were discovered by the Company on that License. These claims, 7930M and 7931M, expired March 12, 2002 and the related acquisition costs of $2,280 have been written-off.

VBE Claims, Labrador
The Company holds a 50% interest in certain metallic and industrial mineral permits located in Labrador, known as VBE 1 (Licence 785M) and VBE 2 (Licence 787M). These licences are in good standing until December 22, 2004.

SIGNIFICANT EVENTS AND TRANSACTIONS

The Company previously reported that it had commenced dissolution proceedings with respect to its wholly-

owned subsidiary, Liberty Bell Mining Company ("Liberty Bell"). Liberty Bell was dissolved January 28, 2002.

SIGNIFICANT EVENTS AND TRANSACTIONS (cont'd...)

During the year ended April 30, 2001, deferred exploration costs of $2,935,226 relating to the VBE claims and the Barr/1506 claims in Labrador were written off. In addition, acquisition costs and deferred exploration costs totalling $2,553,003 related to the Liberty Bell Claims in Alaska were written off.

During the year ended April 30, 2001, the Company gave notice of termination of the following Mineral Leases:

1. Mineral Lease with an Option to Purchase dated June 1, 1993 between the Company and each of James Roland and Wallace Turner covering 10 unpatented mining claims located in Alaska.
2. Mineral Lease with an Option to Purchase dated March 1, 1993 between the Company and Pacific Northwest Resources Company covering 36 unpatented mining claims located in Alaska.
3. Mineral Lease with an Option to Purchase dated March 1, 1993 as amended on November 1, 1995 between the Company and Boyd J. Blair covering 136 unpatented mining claims located in Alaska.

The Company consolidated its share capital on the basis of one new share for each nine and one-half old shares on February 28, 2002.

The Company continues to review possible projects in related and unrelated areas.

SUBSEQUENT EVENTS

During the quarter ended April 30, 2002, the Company announced that it had reached an agreement with creditors to settle debt in the amount of $112,589 to issue, subject to regulatory approval, 450,358 shares at a deemed price of $0.25 per share. Subsequent to the year ended April 30, 2002, the Company announced an amendment to the debt settlement agreement to reduce the amount of debt to be settled to $107,589, while the other terms and conditions were to remain the same. Also subsequent to the year ended April 30, 2002, the Company received regulatory approval for this transaction and announced it had issued the 430,358 common shares, which are subject to a hold period expiring May 31, 2003.

Subsequent to the year ended April 30, 2002, the Company announced that it cancelled 48,662 of its outstanding incentive stock options granted in 2000. The Company further announced it granted an aggregate of 175,000 new incentive stock options under the Company's Stock Option Plan to certain of its directors, officers and consultants at a price of $0.25 per share exercisable for a period of five years, subject to regulatory approval.

Subsequent to the year ended April 30, 2002, the Company announced that, subject to regulatory approval, it has negotiated a private placement to issue up to 200,000 units of the Company at a price of $0.20 per unit. Each unit will consist of one common share in the capital of the Company and one share purchase warrant. Each share purchase warrant will entitle the holder to purchase on additional common share in the capital of the Company at a price of $0.25 for a period of one year following the date of issue of the units. There is no finder's fee payable.

INVESTOR RELATIONS

The Company handles its investor relations activities internally by assigning various duties to officers, directors and employees. These duties consist primarily of responding to enquiries from the Company's shareholders and other interested individuals with accurate and timely information about the Company's activities, distribution of news releases, developments in the mining industry, preparation for and attendance at industry conferences and increasing the Company's shareholder base.

RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The accompanying audited financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in Canada. These statements have been prepared on an accrual basis, and estimates and approximations have been made using appropriate judgment. Management is responsible for the integrity of the financial statements and is satisfied these statements have been prepared within reasonable limits of materiality.

The Company maintains accounting and internal control systems designed to provide reasonable assurance that its financial records are reliable and that the Company's assets are safeguarded.

"Douglas L. Mason"
Douglas L. Mason
President

COLUMBIA YUKON EXPLORATIONS INC.
(the "Company")

PROXY

ANNUAL GENERAL MEETING
to be held on September 30, 2002

THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE COMPANY

I am the registered owner of common shares in the capital of the Company and I appoint Douglas L. Mason, or, in this person's absence, Benjamin Ainsworth or, in this person's absence, Sharon E. Constable

____

[*You may fill in the name of another person you wish to act for you; see note 1 at the end of this form.*]
as my proxy to attend and act for me in respect of all the common shares registered in my name at the 2002 annual general meeting of the Company to be held on September 30, 2002 and at any and all adjournments of that meeting. Without limiting the general powers conferred by this proxy, I direct my proxy to vote as follows:

(1) to elect the following as director:

Douglas L. Mason VOTE FOR ( ) WITHHOLD VOTE ( )

(2) to appoint Davidson & Company, Chartered Accountants, as the Company's auditors to hold office until the close of the next annual general meeting and to authorize the directors to fix the remuneration paid to the auditors:

VOTE FOR ( ) WITHHOLD VOTE ( )

IF I HAVE NOT SPECIFIED THAT MY PROXY VOTE IN A PARTICULAR WAY, THEN I DIRECT MY PROXY TO VOTE FOR EACH RESOLUTION AND TO VOTE FOR THE NOMINATED DIRECTOR AND THE NAMED AUDITORS.

I AUTHORIZE MY PROXY TO ACT FOR ME AND TO VOTE AS HE OR SHE SEES FIT ON ANY MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING. I revoke any proxy previously given by me for use at the annual general meeting of the Company.

Date: ______________________________ *(Proxies must be dated)*
Signature: ______________________________

Please Print:

Name: ______________________________

Address: ______________________________

NOTES TO SHAREHOLDER COMPLETING THIS FORM

1. YOU HAVE THE RIGHT TO APPOINT ANY PERSON (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THE PERSON DESIGNATED IN THIS FORM TO ATTEND AND ACT FOR YOU AT THE MEETING. If you wish to exercise this right, you should strike out the names printed on this Proxy and insert the name of the person you wish to act for you at the meeting.

2. If you give a proxy and the instructions in it are certain, then the shares represented by the proxy will be voted on any [illegible] in

accordance with your instructions, and, where you specify a choice with respect to any matter to be acted on, the shares will be voted on any poll accordingly.

3. You or your attorney authorized in writing must date and sign this Proxy.

4. If you are a corporation, you must execute this Proxy under seal or by an officer or attorney authorized in writing.

5. This Proxy is valid for one year from its date.

6. You must deposit this proxy with Pacific Corporate Trust Company at 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B6, Attention: Shareholder Services, before the close of business on September 27, 2002.


B

Article;

1

COLUMBIA YUKON EXPLORATIONS INC.

2489 Bellevue Avenue
West Vancouver, BC V7V 1E1
Tel: (604) 922-2030
Fax: (604) 922-2037

Trading Symbol: CYU-TSXV
News Release No. 106

VANCOUVER, BRITISH COLUMBIA – April 1, 2003 – Columbia Yukon Explorations Inc. (the "Company") (CYU:TSXV), wishes to announce the following:

Property Acquisitions

Barnes Creek Property, British Columbia

The Company has entered into a letter of intent with Bernhardt Augsten (the "Optionor") to acquire a 100% interest in the Barnes Creek Property consisting of fourteen claims.

The consideration for the purchase of the 100% interest is a cash payment in the aggregate of $100,000, the issuance of an aggregate of 200,000 shares over three years, the completion of a work program totalling $500,000 over four years and a 3% net smelter returns royalty interest.

The Company has the right to issue common shares in lieu of the cash payments set out above, if the average closing price of the Company's shares exceeds $0.25 per share during the five trading days immediately before the due date of any cash payment specified above.

The Barnes Creek Property is in the early stages of exploration and is located in the Whatshan Range of Monashee Mountains of southern British Columbia. The project area is approximately 69 kilometers eastsoutheast of Vernon, British Columbia

Previous work on the Barnes Creek Property has primarily consisted of silt and heavy mineral sampling which delineated a highly anomalous southeast trending ridge straddling the divide between the Kettle River drainage and the Eureka/Holding/Barnes Creek drainages.

Hebner Lake Property, Manitoba

The Company has entered into a letter of intent with Bernhardt Augsten (the "Optionor") to acquire a 100% interest in the Hebner Lake Property consisting of five claim blocks totalling 1,280 hectares (the "Hebner Lake Property").

The consideration for the purchase of the 100% interest is a cash payment in the aggregate of $100,000, the issuance of an aggregate of 200,000 shares over three years, the completion of a work program totalling $200,000 over two years and a 3% net smelter returns royalty interest.

The Hebner Lake Property is located approximately 350 kilometres north of Thompson and 120 kilometres northwest of Churchill, Manitoba and can be accessed by fixed or rotary wing aircraft from either Thompson or Churchill.

The Hebner Lake Property is focused on a geophysical anomaly which couples a magnetic anomaly with an electromagnetic conductor. The lack of outcrop over most of the property precludes the use of geological mapping to ascertain the true nature of this conductor. To date this target has not been drilled.

Finder's Fee

A finder's fee representing 10% of year 1 commitments on each property is payable in shares and/or cash in connection with the above property acquisitions. The property acquisitions are subject to regulatory approval.

Private Placements

Up to 1,200,000 Shares @ $0.25

The Company announces that, subject to regulatory approval, it has negotiated a private placement to issue up to 1,200,000 shares of the Company at a price of $0.25 per shares (the "Shares"). There is no finder's fee payable. The Company proposes to use the proceeds of this private placement for the property acquisition costs listed above and for general working capital purposes.

150,000 Flow Through Units @ $0.25

The Company also announces that, subject to regulatory approval, it has negotiated a private placement of flow-through shares for the issuance of up to 150,000 units of the Company at a price of $0.25 per unit (the "Units"). There is no finder's fee payable. Each Unit will consist of one flow-through common share in the capital of the Company and one flow through share purchase warrant. Each flow through share purchase warrant will entitle the holder to purchase one additional flow-through common share in the capital of the Company at a price of $0.30 until December 31, 2003. The Company proposes to use the proceeds of the private placement for work programs listed above and to continue exploration and development of its properties.

Columbia Yukon Explorations Inc. is in the business of the exploration and development of natural resource properties. It presently holds interests or options to acquire interests in properties located in Labrador.

On behalf of the Board of Directors

Signed: Douglas L. Mason

Douglas L. Mason, President

COLUMBIA YUKON EXPLORATIONS INC.

2489 Bellevue Avenue
West Vancouver, BC V7V 1E1
Tel: (604) 922-2030
Fax: (604) 922-2037

Trading Symbol: CYU-TSXV
News Release No. 108

VANCOUVER, BRITISH COLUMBIA - July 10, 2003 - Columbia Yukon Explorations Inc. (the "Company") (CYU: TSXV), wishes to announce that the Company has closed two private placements previously announced in the Company's news release dated April 1, 2003. Under the first private placement, the Company has issued 1,172,000 shares at a price of $0.25 per share. Under the second private placement, the Company has issued 150,000 flow-through units of the Company at a price of $0.25 per unit. Each unit consists of one flow-through common share in the share capital of the Company and one flow-through share purchase warrant exercisable into a flow-through common share at a price of $0.30 per share until December 31, 2003.

The Company proposes to use the proceeds of the first private placement to pay the acquisition costs for the Barnes Creek Property and the Hebner Lake Property, which acquisitions were announced in the Company's April 1, 2003 news release. The Company proposes to use the proceeds of the second private placement to partially fund the proposed exploration programs on the two properties.

All of the shares issued pursuant to the two private placements will have a statutory hold period expiring on July 10, 2004.

Columbia Yukon Explorations Inc. is in the business of the exploration and development of natural resource properties.

On behalf of the Board of Directors

Signed: Douglas L. Mason

Douglas L. Mason, President

COLUMBIA YUKON EXPLORATIONS INC.

2489 Bellevue Avenue
West Vancouver, BC V7V 1E1
Tel: (604) 922-2030
Fax: (604) 922-2037

Trading Symbol: CYU-TSXV
News Release No. 107

VANCOUVER, BRITISH COLUMBIA – July 15, 2003 – Columbia Yukon Explorations Inc. (the "Company") (CYU:TSXV), wishes to announce the following:

Property Acquisitions

Gold Canyon Property, British Columbia

The Company has entered into a letter of intent with Colwood Marine Ltd. (the "Optionor") to acquire a 100% interest in the Gold Canyon Property, consisting of 52 units.

The consideration for the purchase of the 100% interest is a cash payment in the aggregate of $100,000, the issuance of an aggregate of 300,000 shares over two years, the completion of a work program totaling $800,000 over three years and a 3% net smelter returns royalty interest.

The Company has the right to issue common shares in lieu of the cash payments set out above, if the average closing price of the Company's shares exceeds $0.50 per share during the five trading days immediately before the due date of any cash payment specified above.

The Gold Canyon Property is in the early stages of exploration and is located at Mount Marshal in the western part of the Tillicum Mountain Range of British Columbia. The project area is approximately seven kilometers southeast of Burton, British Columbia.

The property area features a deformed metasedimentary succession, in an easterly trending roof pendant up to 5 kilometers wide. The pendant lies between the Goat Canyon-Halifax Creek and Nemo Lake stocks, which have quartz monzonite to diorite compositions. The country rocks are cut by swarms of felsic dikes, which, in the Tillicum area, are often spatially related to Au-Ag bearing skarn and sulfide rich replacements.

A property examination was undertaken by B.Augsten P.Geo. for the Company who identified two main areas of sulphide mineralization in metasediments sandwiched between steep dipping granitic to quartz monzonitic sills or dykes. The initial sampling along a new logging road cut characterized the mineralization as silver-gold-lead-zinc, with the principal minerals as galena and sphalerite associated with pyrite, pyrrhotite and locally chalcopyrite. The southern-most showing was sampled in two locations, the first, "A", close to the intrusive contact and the second, "B", approximately 14 meters to the north, in the central part of the metasedimentary lens.

Location	Sample No.	Width m	Gold g/t(oz/st)	Silver g/t(oz/st)	Lead %	Zinc %
South Show	4116	2.0	0.57(.017)	29.2(0.85)	0.13	0.05
South Show	4113	2.0	4.25(0.12)	562.0(16.4)	3.60	4.60
South Show	4112	2.0	9.98(0.29)	338.0(9.86)	3.00	1.20
South Show	4111	2.0	0.37(0.01)	1.30(0.04)		-
-						
North Show	4118	2.0	[illegible]	[illegible]	[illegible]	[illegible]
North Show	4117	2.0	0.30(0.009)	124(3.62)	1.26	3.10

Results of a small geochemical soil sampling programme carried out by Mr Augsten did not limit the extent of the mineralization in either direction and indicate that a strike length of over 300 meters. The Company plans to start a programme of further excavation and sampling as soon as regulatory authorities permit.

Columbia Yukon Explorations Inc. is in the business of the exploration and development of natural resource properties. It presently holds interests or options to acquire interests in properties located in Labrador.

On behalf of the Board of Directors

Signed: Ben Ainsworth

Ben Ainsworth, Director

COLUMBIA YUKON EXPLORATIONS INC.

2489 Bellevue Avenue
West Vancouver, BC V7V 1E1
Tel: (604) 922-2030
Fax: (604) 922-2037

Trading Symbol: CYU-TSXV
News Release No. 108

PROPERTY UPDATE

VANCOUVER, BRITISH COLUMBIA – October 27, 2003 – Columbia Yukon Explorations Inc. (the "Company") (CYU:TSXV), wishes to announce the following:

Barnes Creek Property, British Columbia

The Barnes Creek Project is located in southern British Columbia approximately 70 km east of Vernon. The property now includes 122 claim units comprising 2,700 hectares, covering part of the headwaters of the Kettle River, in the area that is possibly a source of gold found historically in earlier placer mining.

The Barnes Creek Project covers an area where previous stream sediment sampling had outlined the extensive area of anomalous gold. Due to a lack of outcrop and overall shallow overburden, a soil-sampling program was the tool of choice to follow-up anomalous gold stream sediment and soil samples located on the claims in an initial program carried out by the vendors.

A total of 1,527 soil samples were collected over an area of approximately 3.7 by 1.0 km. All soils were analyzed for gold and 28 trace elements using a 30-gram split. Full analyses was completed by Eco Tech Laboratory Ltd. of Kamloops, B.C.

The programme was successful in outlining several strong gold soil anomalies. Importantly, strong coherent arsenic soil anomalies correlate well with the gold anomalies. The three most significant gold showings form a roughly easterly trending feature with an aggregate length exceeding 1.1 km. Of these three, the largest single anomaly measures approximately 500 metres wide and is open to the west. Gold values to 630 ppb were obtained in this programme.

A trenching programme is being planned to further test the gold in soil anomalies.

Columbia Yukon Explorations Inc. is in the business of the exploration and development of natural resource properties. It presently holds interests or options to acquire interests in properties located in British Columbia, Manitoba and Labrador.

On behalf of the Board of Directors

Signed: "Ben Ainsworth"

Ben Ainsworth, Director

COLUMBIA YUKON EXPLORATIONS INC.

2489 Bellevue Avenue
West Vancouver, BC V7V 1E1
Tel: (604) 922-2030
Fax: (604) 922-2037

Trading Symbol: CYU-TSXV
News Release No. 109

Private Placement of Flow-Through and Non-Flow-Through Common Shares and Warrants

VANCOUVER, BRITISH COLUMBIA – November 28, 2003 – Columbia Yukon Explorations Inc. (the "Company") (CYU:TSXV), wishes to announce a non-brokered private placement to raise gross proceeds of up to $643,500 by the issuance of up to 325,000 units (the "Units") at a price of $1.98 per Unit. Each Unit is comprised of two flow-through common shares, one non-flow-through common share and one share purchase warrant. Each share purchase warrant will entitle the holder thereof to purchase one warrant unit at a price of $2.70 for a period of six months from closing. Each warrant unit is comprised of two flow-through common shares and one non-flow-through common share of the Company.

A finder's fee pursuant to the policies of the TSX Venture Exchange is payable by either cash or shares at the election of the Company.

The proceeds from this placement will be used for exploration and development of the Company's properties and for general working capital purposes.

The Company is in the business of the exploration and development of natural resource properties. It presently holds interests or options to acquire interests in properties located in British Columbia, Manitoba and Labrador.

On behalf of the Board of Directors

Signed: "Douglas L. Mason"

Douglas L. Mason, President

For more information visit www.columbiayukon.com or contact:

Shareholder Communications

1-888-888-9122 – Canadian toll free

1-888-888-9123 – US toll free

COLUMBIA YUKON EXPLORATIONS INC.

2489 Bellevue Avenue
West Vancouver, BC V7V 1E1
Tel: (604) 922-2030
Fax: (604) 922-2037

Trading Symbol: CYU-TSXV
News Release No. 110

VANCOUVER, BRITISH COLUMBIA – December 16, 2003 – Columbia Yukon Explorations Inc. (the "Company") (CYU:TSXV), is pleased to announce the completion of a diamond drill program on their Gold Canyon Property located in southern British Columbia, approximately 8km east of Burton.

A total of 158 metres of core were drilled in six short holes. These holes were designed as a preliminary test of surface mineralization in order to better understand the character, distribution and morphology of gold and silver bearing polymineralic sulphide mineralization.

The results of this work will aid in designing a more rigorous, comprehensive exploration program including soil geochemistry, geophysics, geological mapping, trenching and diamond drilling for the 2004 field season.

The Company is in the business of the exploration and development of natural resource properties. It presently holds interests or options to acquire interests in properties located in British Columbia, Manitoba and Labrador.

On behalf of the Board of Directors

Signed: "Ben Ainsworth"

Ben Ainsworth, P. Eng., Director

For more information visit www.columbiayukon.com or contact:

Shareholder Communications

1-888-888-9122 – Canadian toll free

1-888-888-9123 – US toll free

COLUMBIA YUKON EXPLORATIONS INC.

2489 Bellevue Avenue
West Vancouver, BC V7V 1E1
Tel: (604) 922-2030
Fax: (604) 922-2037

Trading Symbol: CYU-TSXV
News Release No. 111

VANCOUVER, BRITISH COLUMBIA – December 24, 2003 – Columbia Yukon Explorations Ltd. (the "Company") (CYU:TSXV), wishes to announce that, subject to regulatory approval, it has negotiated a private placement to issue up to 150,000 units of the Company at a price of $0.66 per unit (the "Units"). Each Unit will consist of one common share in the capital of the Company and one share purchase warrant. Each share purchase warrant will entitle the holder to purchase one additional common share in the capital of the Company at a price of $0.90 for a period of one year following the date of issue of the Units. There is no finder's fee payable.

The Company will use the proceeds of the private placement for general working capital purposes.

The Company is in the business of the exploration and development of natural resource properties. It presently holds interests or options to acquire interests in properties located in British Columbia, Manitoba and Labrador.

On behalf of the Board of Directors

Signed: Douglas L. Mason

Douglas L. Mason, President

COLUMBIA YUKON EXPLORATIONS INC.

2489 Bellevue Avenue
West Vancouver, BC V7V 1E1
Tel: (604) 922-2030
Fax: (604) 922-2037

Trading Symbol: CYU-TSXV
News Release No. 112

Private Placement of Flow-Through and Non-Flow-Through Common Shares and Warrants

VANCOUVER, BRITISH COLUMBIA – January 7, 2004 – Columbia Yukon Explorations Inc. (the "Company") (CYU:TSXV), announces that it has closed a non-brokered private placement previously announced on November 28, 2003. The private placement raised gross proceeds of $650,247 through the issuance of 328,408 units (the "Units") at a price of $1.98 per Unit. Each Unit is comprised of two flow-through common shares, one non-flow-through common share and one share purchase warrant. Each share purchase warrant will entitle the holder thereof to purchase one warrant unit at a price of $2.70 until June 30, 2004. Each warrant unit is comprised of two flow-through common shares and one non-flow-through common share of the Company.

The Company has agreed to pay a finders' fee, payable in either cash or common shares, to certain individuals who assisted the Company in finding placees for the private placement. The Company has paid a total of $20,738 in cash and issued a total of 49,744 common shares as payment of the finders' fee

All securities issued under the private placement including the common shares issued as a finders' fee will be subject to a hold period expiring on May 1, 2004.

The proceeds from this placement will be used for exploration and development of the Company's properties and for general working capital purposes.

The Company is in the business of the exploration and development of natural resource properties. It presently holds interests or options to acquire interests in properties located in British Columbia, Manitoba and Labrador.

On behalf of the Board of Directors

Signed: "Douglas L. Mason"

Douglas L. Mason, President

COLUMBIA YUKON EXPLORATIONS INC.

2489 Bellevue Avenue
West Vancouver, BC V7V 1E1
Tel: (604) 922-2030
Fax: (604) 922-2037

Trading Symbol: CYU-TSXV
News Release No. 113

NEW HIGH GRADE GOLD DISCOVERY

VANCOUVER, BRITISH COLUMBIA – January 12, 2004 – Columbia Yukon Explorations Inc. (the "Company") (CYU:TSXV), announces that CYU is pleased to announce the discovery of high grade gold mineralization on their Barnes Creek Property, located in southern British Columbia.

900 metres of trenching within extensive gold-arsenic soil geochemistry anomalies resulted in the discovery of persistent high grade gold-bearing quartz veins 1-2 centimetres thick. Individual vein samples assayed 254.92 gm/t, 192.43gm/t, 52.84gm/t, 8.55gm/t and 5.2gmt gold. All veins contain visible native gold.

Importantly these veins are contained within distinct crush zones caused by low angle faulting. These structures have been traced by trenching for 1.3 kilometres and remain open along strike. The crush zones show a fine stockwork of quartz veinlets and carry strongly anomalous gold and arsenic values over several metres in thickness. The high grade gold veins were located in two trenches, 300 meters apart cutting the structures.

Further work is planned for this year to define drill targets.

The Barnes Creek Project is a new discovery in a poorly exposed area. Other than prospecting there has been very little past exploration on the Property, although it is located at the headwaters of the Kettle River and its numerous gold placer workings.

The Company is in the business of the exploration and development of natural resource properties. It presently holds interests or options to acquire interests in properties located in British Columbia, Manitoba and Labrador.

On behalf of the Board of Directors

Signed: "Benjamin Ainsworth"

Benjamin Ainsworth, P.Eng., Director

For more information visit www.columbiayukon.com or contact:

Shareholder Communications

1-888-888-9122 – Canadian toll free

1-888-888-9123 – US toll free

COLUMBIA YUKON EXPLORATIONS INC.
2489 Bellevue Avenue
West Vancouver, BC V7V 1E1
Tel: (604) 922-2030
Fax: (604) 922-2037

Trading Symbol: CYU-TSXV
News Release No. 114

SILVER AND GOLD ASSAY RESULTS
GOLD CANYON DRILL PROJECT

VANCOUVER, BRITISH COLUMBIA – January 13, 2004 – Columbia Yukon Explorations Inc. (the "Company") (CYU:TSXV), announces that it is pleased to announce the results of an initial diamond drilling program on the Gold Canyon Project, a high grade precious metals skarn deposit located in southern British Columbia.

A total of 158 metres of core were drilled in six short holes from two sites. These holes were designed as a preliminary test of surface mineralization in order to better understand the character, distribution and morphology of gold and silver bearing sulphide mineralization.

Gold and silver mineralization is related to massive sulphide lenses and replacement style sulphide mineralization within a pyrrhotite-rich cherty hornfels. Sulphide mineralization consists of pyrrhotite, pyrite, sphalerite, galena and minor chalcopyrite.

Previous chip sampling of surface mineralzation returned four metres averaging 7.25g/t Au, 450g/t Ag, 2.80% Pb and 2.90% Zn.

Two subparallel zones of mineralization have been identified to date on the property. Holes 03GC-1 and 2 were drilled in the southern zone from one site and holes 03GC-3 thru 6 drilled on the main zone from one site. Gold mineralization was encountered in all holes.

The table below lists important drill intercepts.

HOLE #	FROM	TO	LENGTH	GOLD g/t	SILVER g/t
03GC-1	3.05	5.38	2.33	6.77*	9.8
03GC-1	7.42	8.80	1.38	0.99	4.0
03GC-1	13.00	15.16	2.16	1.38	9.0
03GC-2	5.18	9.00	3.82	1.11	1.8
03GC-3	2.13	12.00	9.87	3.42	110.8
including	2.13	6.00	3.87	5.69	231.6
including	5.00	6.00	1.00	15.00	522.0
03GC-4	3.00	9.00	6.00	4.16	227.2

HOLE #	FROM	TO	LENGTH	GOLD g/t	SILVER g/t
03GC-4	11.00	16.68	5.68	1.78	43.4
03GC-5	3.70	11.00	7.30	0.66	143.2
including	6.00	7.00	1.00	1.36	184.0
03GC-6	4.88	7.00	2.12	37.58	180.3
including	4.88	6.00	1.12	70.0*	236

* Assay included screening for metallics

The table below lists pertinent drill data:

HOLE	DATE STARTED	DATE FINISHED	DIR	AZIMUTH	TOTAL DEPTH (M)	CASING DEPTH (M)	LOCATION (NAD 83 UTM)	
							EASTING	NORTHING
03GC-1	Nov 24	Nov 25	-45	160	47.85	2.13	444064	5535033
03GC-2	Nov 24	Nov 25	-90	160	15.24	2.13	444064	5535033
03GC-3	Nov 26	Nov 26	-46	70	28.96	2.13	444139	5535183
03GC-4	Nov 27	Nov 27	-65	70	22.86	2.13	444139	5535183
03GC-5	Nov 27	Nov 28	-90	70	22.86	2.13	444139	5535183
03GC-6	Nov 29	Nov 30	-46	30	20.42	2.13	444139	5535183

The assaying was carried by a BC Certified Assayer of Eco Tech Laboratories of Kamloops, BC. Samples were fire assayed using a 30 gm sample weight with AA finish.

The results of this work suggests good continuity in the skarn mineralization and allows the Company to design a rigorous and comprehensive exploration program for this year. The work will include soil geochemistry, geophysics, geological mapping, trenching and diamond drilling.

The Company is in the business of the exploration and development of natural resource properties. It presently holds interests or options to acquire interests in properties located in British Columbia, Manitoba and Labrador.

On behalf of the Board of Directors
Signed: "Benjamin Ainsworth"

Benjamin Ainsworth, P.Eng., Director

For more information visit www.columbiayukon.com or contact:

Shareholder Communications

1-888-888-9122 – Canadian toll free

1-888-888-9123 – US toll free

Article;

2

For Quarterly Statements Please See:

Section C

Articles 2, 3, 4, 6, 7.

Article;

1

BC FORM 51-901F
QUARTERLY AND YEAR END REPORT

Incorporated as part of: ___X___ Schedule A

_______ Schedule B & C

(Place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER: Columbia Yukon Explorations Inc.

ISSUER ADDRESS: 2489 Bellevue Avenue

West Vancouver, B.C. V7V 1E1

ISSUER PHONE NUMBER: (604) 922-2030

ISSUER FAX NUMBER: (604) 922-2037

CONTACT PERSON: Sharon E. Constable

CONTACT POSITION: Director

CONTACT TELEPHONE NUMBER: (604) 922-2030

CONTACT E-MAIL ADDRESS: sconstable@waterfrontgroup.com

WEB SITE ADDRESS: N/A

FOR QUARTER ENDED: April 30, 2002

DATE OF REPORT: 02/08/26
(YY/MM/DD)

04 FEB 11 AM 7:21

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Douglas L. Mason	*"Douglas L. Mason"*	02/08/26
DIRECTORS NAME	SIGNATURE	DATE SIGNED (YY/MM/DD)
Sharon E. Constable	*"Sharon E. Constable"*	02/08/26
DIRECTORS NAME	SIGNATURE	DATE SIGNED (YY/MM/DD)

(Signatures should be entered in TYPED form in quotations)

COLUMBIA YUKON EXPLORATIONS INC.

CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2002

AUDITORS' REPORT

To the Shareholders of
Columbia Yukon Explorations Inc.

We have audited the consolidated balance sheets of Columbia Yukon Explorations Inc. as at April 30, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

"DAVIDSON & COMPANY"

Vancouver, Canada

Chartered Accountants

July 31, 2002

COLUMBIA YUKON EXPLORATIONS INC.
CONSOLIDATED BALANCE SHEETS
AS AT APRIL 30

	2002	2001
ASSETS		
Current		
Cash	$ -	$ 1,094
Marketable securities	2,500	12,250
Receivables	1,396	1,411
Prepaids	1,409	-
	5,305	14,755
Mineral properties (Note 3)	104,087	127,280
	$ 109,392	$ 142,035
LIABILITIES AND SHAREHOLDERS' DEFICIENCY		
Current		
Bank indebtedness	$ 27	$ -
Accounts payable and accrued liabilities	30,727	19,582
Loans payable (Note 4)	17,999	179,260
Due to related parties (Note 5)	112,802	43,343
	161,555	242,185
Shareholders' deficiency		
Capital stock (Note 6)	10,812,686	10,812,686
Deficit	(10,864,849)	(10,912,836)
	(52,163)	(100,150)
	$ 109,392	$ 142,035

Nature and continuance of operations (Note 1)

Subsequent events (Note 12)

On behalf of the Board:

"Douglas L. Mason" Director — Douglas L. Mason

"Sharon E. Constable" Director — Sharon E. Constable

The accompanying notes are an integral part of these consolidated financial statements.

COLUMBIA YUKON EXPLORATIONS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED APRIL 30

	2002	2001
GENERAL AND ADMINISTRATIVE EXPENSES		
Filing fees	$ 5,358	$ 5,953
Foreign exchange loss	128	2,446
Interest and financing fees	1,260	840
Management fees	30,000	30,000
Office and miscellaneous	8,626	10,578
Professional fees	9,550	15,313
Rent	33,500	36,000
Transfer agent fees	2,681	5,247
	(91,103)	(106,377)
Interest income	848	667
Gain on wind-up of subsidiary	168,935	-
Write-down of marketable securities	(7,500)	(2,250)
Write-off of mineral property costs (Note 8)	(23,193)	(5,503,061)
Net income (loss) for the year	47,987	(5,611,021)
Deficit, beginning of year	(10,912,836)	(5,301,815)
Deficit, end of year	$ (10,864,849)	$ (10,912,836)
Basic and diluted earnings (loss) per share	$ 0.05	$ (5.92)
Weighted average number of common shares outstanding	1,027,977	947,713

The accompanying notes are an integral part of these consolidated financial statements.

COLUMBIA YUKON EXPLORATIONS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED APRIL 30

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss) for the year	$ 47,987	$ (5,611,021)
Items not affecting cash		
Gain on wind-up of subsidiary	(168,935)	-
Write-down of marketable securities	7,500	2,250
Write-off of mineral property costs	23,193	5,503,061
Interest and fees accrued on loan payable	1,260	810
Change in non-cash working capital items		
Decrease in receivables	15	313
(Increase) decrease in prepaids	(1,409)	1,000
Increase (decrease) in accounts payable and accrued liabilities	11,145	(85,778)
Net cash used in operating activities	(85,398)	(189,365)
CASH FLOWS FROM INVESTING ACTIVITIES		
Mineral properties	-	(17,112)
Deferred exploration costs	-	(18,657)
Proceeds on sale of marketable securities	2,250	-
Net cash provided by (used in) investing activities	2,250	(35,769)
CASH FLOWS FROM FINANCING ACTIVITIES		
Loan proceeds	9,491	6,445
Capital stock issued	-	132,500
Due to related parties	72,536	43,343
Net cash provided by financing activities	82,027	182,288
Decrease in cash during the year	(1,121)	(42,846)
Cash, beginning of year	1,094	43,940
Cash (bank indebtedness), end of year	$ (27)	$ 1,094

Supplemental disclosures with respect to cash flows (Note 9)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is considered to be in the exploration stage with respect to its interests in mineral properties. The recoverability of the amounts comprising mineral properties and deferred exploration costs is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete their exploration and development and upon future profitable production.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the on-going assumption that the Company will be able to realize it's assets and discharge it's liabilities in the normal course of business rather than through a process of forced liquidation. The operations of the Company have primarily been funded by the issue of capital stock and loans from related parties. Continued operations of the Company are dependent on the Company's ability to complete public equity financing or generate profitable operations in the future.

	2002	2001
Deficit	$ (10,864,849)	$ (10,912,836)
Working capital (deficiency)	(156,250)	(227,430)

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

Basis of presentation

During the current year, the Company wound-up its wholly owned subsidiary, Liberty Bell Mining Company, a company incorporated in Nevada, U.S.A. The subsidiary's results of operations are consolidated to the date of wind-up.

Marketable securities

Marketable securities are carried at the lower of cost or quoted market value. As at April 30, 2002, the Company's marketable securities had a quoted market value of $2,500 (2001 - $12,250).

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

The recorded cost of mineral exploration interests is based on cash paid, the assigned value of share considerations and exploration and development costs incurred. The recorded amount may not reflect recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Deferred exploration costs

The Company defers expenditures directly attributable to the exploration and development of mineral properties, pending a decision as to the commercial viability of a property. If reserves are developed, the deferred costs will be amortized to operations when production is commenced on the property. Such amortization will be computed on the basis of units produced in relation to the estimated reserves. All deferred costs relating to the project will be expensed in the year of abandonment or sale.

Values

The amounts shown for the mineral properties and for deferred exploration costs represent costs to date, and do not necessarily represent present or future values as they are entirely dependent upon the economic recovery of current and future reserves.

Cost of maintaining mineral properties

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

Foreign currency translation

The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates. Revenues and expenses are translated at the average exchange rate during the year. Exchange gains and losses arising on translation are included in earnings.

Stock-based compensation

The Company grants incentive stock options as described in Note 7. No compensation expense is recognized when stock options are granted. Any consideration paid on exercise of stock options is credited to capital stock.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Future income taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Basic earnings (loss) per share is calculated using the weighted-average number of shares outstanding during the year.

Comparative figures

Certain of the comparative figures have been restated in order to conform with the current year's presentation.

3. MINERAL PROPERTIES

The Company acquired, or entered into agreements to acquire, interests in the following mineral claims:

	2002	2001
VBE Claims, Labrador		
A 50% interest. The claims are subject to a 2 1/2% net smelter returns royalty.	$ 100,000	$ 100,000
Barr/1506 Claims, Labrador		
A 50% interest. 307 of the original 367 claims have lapsed.	4,087	27,280
	$ 104,087	$ 127,280

3. MINERAL PROPERTIES (cont'd...)

Deferred exploration costs

	2002			2001		
	Canada	U.S.A.	Total	Canada	U.S.A.	Total
Recording fees	$ -	$ -	$ -	$ -	$ 18,657	$ 18,657
Total deferred costs for the year	-	-	-	-	18,657	18,657
Written-off during the year	-	-	-	(2,935,226)	(80,195)	(3,015,421)
Balance, beginning of year	-	-	-	2,935,226	61,538	2,996,764
Balance, end of year	$ -	$ -	$ -	$ -	$ -	$ -

Title to mineral properties

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

The Company has entered into agreements to acquire, explore and develop certain mineral properties located in the Labrador region of Canada. Several aboriginal groups are claiming unextinguishable aboriginal title to the lands and resources of Labrador, which may include one or more of the mineral claims beneficially owned by the Company. The extent to which any successful aboriginal claim would materially affect the ability of the Company to exploit its mineral properties is not determinable at this time.

4. LOANS PAYABLE

	2002	2001
Loan from related company, non-interest bearing	$ 9,847	$ 25,600
Pacific Northwest Resource Company ("PNR"), non-interest bearing	-	153,660
Loan from director, 12% interest	5,959	-
Loan from related company, 12% interest	2,193	-
	$ 17,999	$ 179,260

4. LOANS PAYABLE (cont'd...)

Loans payable at April 30, 2002 are unsecured and due on demand.

Loan fees of $500 and $300 were charged during the year for interest bearing advances from a director and a company with common directors, respectively.

During the current year, the loan from PNR for $153,660 (US$100,000) was written-off and is included in the gain on wind-up of the Company's wholly-owned subsidiary.

5. RELATED PARTY TRANSACTIONS

As at April 30, 2002, the Company held investments in shares of companies with common directors as marketable securities with a market value of $2,500 (2001 - $10,000).

As at April 30, 2002, the Company owed $112,802 (2001 - $43,343) to companies with common directors. The amounts are unsecured, non-interest bearing and without stated terms of repayment.

The Company entered into the following transactions with related parties:

a) Paid or accrued $30,000 (2001 - $30,000) for management services to a company controlled by a director.

b) Paid or accrued $33,500 (2001 - $36,000) for rent to a company having common directors.

c) Accrued $1,260 (2001 - $810) for interest and fees on loans owing to directors and companies having common directors.

d) In fiscal 2001, the Company settled debts totalling $135,000 owing to related parties by issuing 900,000 common shares.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the parties.

6. CAPITAL STOCK

On February 28, 2002, the Company consolidated its capital stock on a 9.5:1 basis, whereby one new common share was issued for every 9.5 issued common shares and simultaneously increased its authorized share capital.

6. CAPITAL STOCK (cont'd...)

	Number of Shares	Amount
Authorized		
100,000,000 common shares, without par value		
100,000,000 preferred shares without par value		
Common shares issued		
As at April 30, 2000	6,715,780	$ 10,545,186
For share subscriptions received in prior year	1,150,000	-
For cash – private placement	350,000	35,000
For cash – exercise of warrants	650,000	97,500
For settlement of debt	900,000	135,000
As at April 30, 2001	9,765,780	10,812,686
Consolidation 9.5:1	(8,737,803)	-
As at April 30, 2002	1,027,977	$ 10,812,686

Included in capital stock are 11,278 common shares held in escrow which may not be transferred, assigned or otherwise dealt with without regulatory approval.

7. STOCK OPTIONS AND WARRANTS

The Company, in accordance with the policies of the Canadian Venture Exchange, is authorized to grant options to directors, employees and consultants, to acquire up to 10% of issued and outstanding common shares. Shareholders have approved an amendment to the stock option plan to allow the number of shares reserved for issuance to insiders of the Company to exceed 10%. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The following incentive stock options and share purchase warrants were outstanding at April 30, 2002:

	Number of Shares	Exercise Price	Expiry Date
Options	48,662	$ 0.95	November 17, 2002
Warrants	36,842	0.95	November 15, 2002

7. STOCK OPTIONS AND WARRANTS (cont'd...)

Following is a summary of stock option transactions during the years ended April 30, 2002 and 2001:

	Number of Shares	Weighted Average Exercise Price
Outstanding and exercisable at April 30, 2000	254,107	$ 2.51
Granted	797,292	0.10
Forfeited/cancelled	(264,107)	2.50
Outstanding and exercisable at April 30, 2001	787,292	0.10
Forfeited/ cancelled	(325,000)	0.10
Consolidation 9.5:1	(462,292)	0.10
Restated for consolidation	48,662	0.95
Outstanding and exercisable at April 30, 2002	48,662	$ 0.95

8. WRITE-OFF OF MINERAL PROPERTY COSTS

	Acquisition Costs	Deferred Exploration Costs	Total
Year ended April 30, 2002			
VBE and Barr/1506 Claims, Labrador	$ 23,193	$ -	$ 23,193
Year ended April 30, 2001			
Liberty Bell Claims, Alaska	$ 2,487,640	$ 80,195	$ 2,567,835
VBE and Barr/1506 Claims, Labrador	-	2,935,226	2,935,226
	$ 2,487,640	$ 3,015,421	$ 5,503,061

9. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	2002	2001
Cash paid during the year for interest	$ -	$ 1,727
Cash paid during the year for income tax	-	-

9. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (cont'd...)

There were no significant non-cash transactions during the year ended April 30, 2002.

The significant non-cash transaction during the year ended April 30, 2001 was the issuance of 900,000 common shares to settle debts totalling $135,000.

10. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of marketable securities, receivables, bank indebtedness, loans payable, due to related parties and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

11. INCOME TAXES

A reconciliation of current income taxes at statutory rates with the reported taxes is as follows:

	2002	2001
Income (loss) before income taxes (recovery)	$ 47,987	$ (5,611,021)
Current income taxes (recovery) at statutory rates	$ 19,002	$ (2,559,748)
Write-off of mineral properties for accounting purposes	9,180	2,510,496
Write-down of investments	2,970	-
Mineral property deductions for tax purposes	(165,086)	-
Subsidiary debts written-off	350,786	-
Unrecognized (recognized) benefits of non-capital losses	(216,852)	49,252
Total current income taxes (recovery)	$ -	$ -

The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities are as follows:

	2002	2001
Future income tax assets:		
Mineral property and related exploration expenditures	$ 1,141,930	$ 1,331,482
Operating losses available for future periods	926,225	1,032,065
Capital losses available	458,820	28,809
	2,526,975	2,392,356
Valuation allowance	(2,526,975)	(2,392,356)
Net future income tax asset	$ -	$ -

11. INCOME TAXES (cont'd...)

The Company has incurred operating losses of approximately $2,339,000 which, if unutilized, will expire through 2009. Subject to certain restrictions, the Company also has capital losses and resource exploration expenditures available to reduce taxable income of future years. Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements, as their realization is not judged likely to occur.

12. SUBSEQUENT EVENTS

The following events occurred subsequent to April 30, 2002:

a) The Company issued 430,358 common shares at an agreed price of $0.25 per share to settle outstanding debts totalling $107,590.

b) The Company cancelled all of its outstanding incentive stock options and granted an aggregate of 175,000 new incentive stock options under the Company's stock option plan to certain of its directors, officers and consultants at a price of $0.25 per share exercisable for a period of five years. The transactions are subject to regulatory approval.

c) The Company announced that, subject to regulatory approval, it has negotiated a private placement to issue up to 200,000 units at a price of $0.20 per unit. Each unit will consist of one common share and one share purchase warrant. Each share purchase warrant will entitle the holder to purchase one additional common share at a price of $0.25 for a period of one year.

Article;

2

BC FORM 51-901F
QUARTERLY AND YEAR END REPORT

Incorporated as part of: X Schedule A

Schedule B & C

(Place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER: Columbia Yukon Explorations Inc.

ISSUER ADDRESS: 2489 Bellevue Avenue

West Vancouver, B.C. V7V 1E1

ISSUER PHONE NUMBER: (604) 922-2030

ISSUER FAX NUMBER: (604) 922-2037

CONTACT PERSON: Sharon E. Constable

CONTACT POSITION: Corporate Secretary

CONTACT TELEPHONE NUMBER: (604) 922-2030

CONTACT E-MAIL ADDRESS: sconstable@waterfrontgroup.com

WEB SITE ADDRESS: N/A

FOR QUARTER ENDED: July 31, 2002

DATE OF REPORT: 02/09/25
(YY/MM/DD)

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTORS NAME	SIGN	DATE SIGNED (YY/MM/DD)
Douglas L. Mason	*"Douglas L. Mason"*	02/09/26
Sharon E. Constable	*"Sharon E. Constable"*	02/09/26

(Signatures should be entered in TYPED form in quotations)

FIN51-901F Rev.2000/12/19

COLUMBIA YUKON EXPLORATIONS INC.

FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)

JULY 31, 2002

COLUMBIA YUKON EXPLORATIONS INC.
BALANCE SHEETS
(Unaudited – Prepared by Management)

	July 31, 2002	(audited) April 30, 2002
ASSETS		
Current		
Cash and equivalents	$ 33	$ -
Marketable securities	2,500	2,500
Receivables	1,019	1,396
Prepaids	940	1,409
	4,492	5,305
Mineral properties	104,087	104,087
	$ 108,579	$ 109,392
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank indebtedness	$ -	$ 27
Accounts payable and accrued liabilities	34,669	30,727
Loan payable	19,023	17,999
Due to related parties	15,443	112,802
	69,135	161,555
Shareholders' equity		
Capital stock	10,920,276	10,812,686
Deficit	(10,880,832)	(10,864,849)
	39,444	(52,163)
	$ 108,579	$ 109,392

Nature of operations (Note 2)

On behalf of the Board:

"Douglas L. Mason" Director — Douglas L. Mason

"Sharon E. Constable" Director — Sharon E. Constable

The accompanying notes are an integral part of these consolidated financial statements.

COLUMBIA YUKON EXPLORATIONS INC.
STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited – Prepared by Management)

	Three Month Period Ended July 31, 2002	Three Month Period Ended July 31, 2001
GENERAL AND ADMINISTRATIVE EXPENSES		
Filing fees	$ 1,552	$ 2,185
Interest and financing fees	218	-
Management fees	7,500	7,500
Office and miscellaneous	616	2,426
Professional fees	3,909	160
Rent	1,500	9,000
Transfer agent and filing fees	688	489
	(15,983)	(21,760)
Interest income	-	32
Loss on disposal of marketable securities	-	(70)
Loss for the period	(15,983)	(21,798)
Deficit, beginning of period	(10,864,849)	(10,912,836)
Deficit, end of period	$ (10,880,832)	$ (10,934,634)
Basic and fully diluted Loss per share	$ (0.01)	$ -
Basic and fully diluted weighted average number of shares outstanding	1,543,839	9,765,780

The accompanying notes are an integral part of these consolidated financial statements.

COLUMBIA YUKON EXPLORATIONS INC.
STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)

	Three Month Period Ended July 31, 2002	Three Month Period Ended July 31, 2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the period	$ (15,983)	$ (21,798)
Loss on disposal of marketable securities	-	70
Change in non-cash working capital items:		
Decrease (increase) in receivables	377	(49)
Decrease in prepaids	469	-
Increase (decrease) in accounts payable and accrued Liabilities	3,942	16,881
Net cash used in operating activities	(11,195)	(4,896)
CASH FLOWS FROM INVESTING ACTIVITIES		
Mineral properties	-	
Deferred exploration costs	-	
Proceeds on disposal of marketable securities	-	2,180
Net cash provided by (used in) investing activities	-	2,180
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase in loans payable	1,024	4,470
Increase in amounts due to related parties	10,231	-
Net cash provided by financing activities	11,255	4,470
Increase in cash during the period	60	1,754
Cash (bank indebtedness) beginning of period	(27)	1,094
Cash, end of period	$ 33	$ 2,848

Supplemental disclosure of non-cash operating, investing and financing activities (Note 6)

The accompanying notes are an integral part of these consolidated financial statements.

COLUMBIA YUKON EXPLORATIONS INC.
NOTES TO THE FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)

1. BASIS OF PRESENTATION

The interim period financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2. NATURE OF OPERATIONS

The Company's principal business activity is the exploration and development of mineral properties.

3. RELATED PARTY TRANSACTIONS

During the quarter, the Company paid or accrued the following amounts to related parties:

	Three Months Ended July 31, 2002	Three Months Ended July 31, 2001
Management fees	$ 7,500	$ 7,500
Rent	1,500	9,000

4. LOANS PAYABLE

	July 31, 2002	April 30, 2002
Loan from related company, non-interest bearing	$ 10,552	$ 9,847
Loan from director, 12% interest	6,110	5,959
Loan from related company, 12% interest	2,561	2,193
	$ 19,023	$ 17,999

5. SEGMENTED INFORMATION

The Company operates in one industry segment, the exploration and development of mineral properties, in Canada.

6. SUPPLEMENTAL DISCLOSURE OF NON-CASH OPERATING, INVESTING AND FINANCING ACTIVITIES

During the three months ended July 31, 2002 the Company issued 430,358 common shares with an agreed value of $107,590 for the settlement of debts.

Article;

3

BC FORM 51-901F
QUARTERLY AND YEAR END REPORT

Incorporated as part of: ____X____ Schedule A

________ Schedule B & C
(Place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER: Columbia Yukon Explorations Inc.

ISSUER ADDRESS: 2489 Bellevue Avenue

West Vancouver, B.C. V7V 1E1

ISSUER PHONE NUMBER: (604) 922-2030

ISSUER FAX NUMBER: (604) 922-2037

CONTACT PERSON: Sharon E. Constable

CONTACT POSITION: Director

CONTACT TELEPHONE NUMBER: (604) 922-2030

CONTACT E-MAIL ADDRESS: sconstable@waterfrontgroup.com

WEB SITE ADDRESS: N/A

FOR QUARTER ENDED: October 31, 2002

DATE OF REPORT: 02/12/16
(YY/MM/DD)

CERTIFICATE

The six schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTORS NAME	SIGN	DATE SIGNED (YY/MM/DD)
Douglas L. Mason	*"Douglas L. Mason"*	02/12/20
Sharon E. Constable	*"Sharon E. Constable"*	02/12/20

(Signatures should be entered in TYPED form in quotations)

FIN51-901F Rev.2000/12/19

COLUMBIA YUKON EXPLORATIONS INC.

FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)

OCTOBER 31, 2002

COLUMBIA YUKON EXPLORATIONS INC.
BALANCE SHEETS
(Unaudited – Prepared by Management)

	October 31, 2002	(audited) April 30, 2002
ASSETS		
Current		
Cash and equivalents	$ 6,766	$ -
Marketable securities	2,500	2,500
Receivables	2,044	1,396
Prepaids	470	1,409
	11,780	5,305
Mineral properties	104,087	104,087
	$ 115,867	$ 109,392
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank indebtedness	$ -	$ 27
Accounts payable and accrued liabilities	25,587	30,727
Loan payable	19,240	17,999
Due to related parties	16,050	112,802
Obligation to issue shares (Note 7)	40,000	-
	100,877	161,555
Shareholders' equity		
Capital stock	10,920,276	10,812,686
Deficit	(10,905,286)	(10,864,849)
	14,990	(52,163)
	$ 115,867	$ 109,392

Nature of operations (Note 2)

On behalf of the Board:

"Douglas L. Mason" Director — Douglas L. Mason

"Sharon E. Constable" Director — Sharon E. Constable

The accompanying notes are an integral part of these consolidated financial statements.

COLUMBIA YUKON EXPLORATIONS INC.
STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited – Prepared by Management)

	Three Month Period Ended October 31, 2002	Three Month Period Ended October 31, 2001	Six Month Period Ended October 31, 2002	Six Month Period Ended October 31, 2001
GENERAL AND ADMINISTRATIVE EXPENSES				
Filing fees	$ 2,324	$ 72	$ 3,876	$ 2,257
Foreign exchange loss	-	6,522	-	5,897
Interest and financing fees	307	-	579	-
Management fees	7,500	7,500	15,000	15,000
Office and miscellaneous	5,811	3,846	6,373	6,897
Professional fees	5,153	2,213	9,063	2,373
Rent	1,500	9,000	3,000	18,000
Transfer agent fees	1,891	1,020	2,579	1,509
	(24,486)	(30,173)	(40,470)	(51,933)
Interest income	32	16	33	48
Loss on disposal of marketable securities	-	(5,500)	-	(5,570)
Loss for the period	(24,454)	(35,657)	(40,437)	(57,455)
Deficit, beginning of period	(10,880,832)	(10,934,634)	(10,864,849)	(10,912,836)
Deficit, end of period	$(10,905,286)	$(10,970,291)	$(10,905,286)	$(10,970,291)
Basic and fully diluted Loss per share	$ (0.02)	$ (0.03)	$ (0.03)	$ (0.05)
Basic and fully diluted weighted average number of shares outstanding	1,551,839	1,027,977	1,463,691	1,027,977

The accompanying notes are an integral part of these consolidated financial statements.

COLUMBIA YUKON EXPLORATIONS INC.
STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)

	Three Month Period Ended October 31, 2002	Three Month Period Ended October 31, 2001	Six Month Period Ended October 31, 2002	Six Month Period Ended October 31, 2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period	$ (24,454)	$ (35,657)	$ (40,437)	$ (57,455)
Loss on disposal of marketable securities	-	5,500	-	5,570
Change in non-cash working capital items:				
Increase in receivables	(1,025)	(609)	(648)	(658)
Decrease in prepaids	470	-	939	-
Increase (decrease) in accounts payable and accrued Liabilities	(9,082)	23,064	(5,140)	39,945
Net cash used in operating activities	(34,091)	(7,702)	(45,286)	(12,598)
CASH FLOWS FROM INVESTING ACTIVITIES				
Mineral properties	-	-	-	-
Deferred exploration costs	-	-	-	-
Proceeds on disposal of marketable securities	-	-	-	2,180
Net cash provided by (used in) investing activities	-	-	-	2,180
CASH FLOWS FROM FINANCING ACTIVITIES				
Increase in loans payable	217	6,091	1,241	10,561
Obligation to issue shares	40,000		40,000	-
Increase in amounts due to related parties	607	-	10,838	-
Net cash provided by financing activities	40,824	6,091	52,079	10,561
Increase (decrease) in cash during the period	6,733	(1,611)	6,793	143
Cash (bank indebtedness) beginning of period	33	2,848	(27)	1,094
Cash, end of period	$ 6,766	$ 1,237	$ 6,766	$ 1,237

Supplemental disclosure of non-cash operating, investing and financing activities (Note 6)

The accompanying notes are an integral part of these consolidated financial statements.

COLUMBIA YUKON EXPLORATIONS INC.
NOTES TO THE FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)

1. BASIS OF PRESENTATION

The interim period financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2. NATURE OF OPERATIONS

The Company's principal business activity is the exploration and development of mineral properties.

3. RELATED PARTY TRANSACTIONS

During the quarter, the Company paid or accrued the following amounts to related parties:

	Six Months Ended October 31, 2002	Six Months Ended October 31, 2001
Management fees	$ 15,000	$ 15,000
Rent	3,000	18,000

4. LOANS PAYABLE

	October 31, 2002	April 30, 2002
Loan from related company, non-interest bearing	$ 10,351	$ 9,847
Loan from director, 12% interest	6,261	5,959
Loan from related company, 12% interest	2,628	2,193
	$ 19,240	$ 17,999

5. SEGMENTED INFORMATION

The Company operates in one industry segment, the exploration and development of mineral properties, in Canada.

6. SUPPLEMENTAL DISCLOSURE OF NON-CASH OPERATING, INVESTING AND FINANCING ACTIVITIES

During the six months ended October 31, 2002 the Company issued 430,358 common shares with an agreed value of $107,590 for the settlement of debts.

7. SUBSEQUENT EVENT

Subsequent to the six months ended October 31, 2002, the Company issued 200,000 common shares pursuant to a private placement at a price of $0.20 per unit. Each unit consists of one common share in the capital of the Company and one share purchase warrant. Each share purchase warrant entitles the holder to purchase on additional common share in the capital of the Company at a price of $0.25 for a period of one year following the date of issue of the units. The proceeds of $40,000 were received during the quarter ended October 31, 2002.

Article;

4

BC FORM 51-901F
QUARTERLY AND YEAR END REPORT

Incorporated as part of: ____X____ Schedule A

__________ Schedule B & C

(Place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER: Columbia Yukon Explorations Inc.

ISSUER ADDRESS: 2489 Bellevue Avenue

West Vancouver, B.C. V7V 1E1

ISSUER PHONE NUMBER: (604) 922-2030

ISSUER FAX NUMBER: (604) 922-2037

CONTACT PERSON: Sharon E. Constable

CONTACT POSITION: Director

CONTACT TELEPHONE NUMBER: (604) 922-2030

CONTACT E-MAIL ADDRESS: sconstable@waterfrontgroup.com

WEB SITE ADDRESS: N/A

FOR QUARTER ENDED: January 31, 2003

DATE OF REPORT: 03/03/12
(YY/MM/DD)

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTORS NAME	SIGN	DATE SIGNED (YY/MM/DD)
Douglas L. Mason	*"Douglas L. Mason"*	03/03/18
Sharon E. Constable	*"Sharon E. Constable"*	03/03/18

(Signatures should be entered in TYPED form in quotations)

FIN51-901F Rev.2000/12/19

COLUMBIA YUKON EXPLORATIONS INC.

FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)

JANUARY 31, 2003

COLUMBIA YUKON EXPLORATIONS INC.
BALANCE SHEETS
(Unaudited – Prepared by Management)

	January 31, 2003	(audited) April 30, 2002
ASSETS		
Current		
Cash and equivalents	$ 237	$ -
Marketable securities	2,500	2,500
Receivables	750	1,396
Prepaids	-	1,409
	3,487	5,305
Mineral properties	104,087	104,087
	$ 107,574	$ 109,392
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank indebtedness	$ -	$ 27
Accounts payable and accrued liabilities	7,400	30,727
Loan payable (Note 4)	19,458	17,999
Due to related parties	16,025	112,802
Obligation to issue shares (Note 8)	25,000	-
	67,883	161,555
Shareholders' equity		
Capital stock (Note 5)	10,960,276	10,812,686
Deficit	(10,920,585)	(10,864,849)
	36,691	(52,163)
	$ 107,574	$ 109,392

Nature of operations (Note 2)

On behalf of the Board:

"Douglas Mason"	Director	*"Sharon Constable"*	Director
Douglas L. Mason		Sharon E. Constable	

The accompanying notes are an integral part of these consolidated financial statements.

COLUMBIA YUKON EXPLORATIONS INC.
STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited – Prepared by Management)

	Three Month Period Ended January 31, 2003	Three Month Period Ended January 31, 2002	Nine Month Period Ended January 31, 2003	Nine Month Period Ended January 31, 2002
GENERAL AND ADMINISTRATIVE EXPENSES				
Consulting fees	$ 2,500	$ -	$ 2,500	$ -
Filing fees	1,132	340	5,008	2,597
Foreign exchange (gain) loss	-	(154)	-	5,743
Interest and financing fees	260	-	839	-
Management fees	7,500	7,500	22,500	22,500
Office and miscellaneous	74	143	6,447	7,040
Professional fees	1,634	730	10,697	3,103
Rent	1,500	9,000	4,500	27,000
Transfer agent fees	717	512	3,296	2,021
	(15,317)	(18,071)	(55,787)	(70,004)
Interest income	19	5	52	53
Loss on disposal of marketable securities	-	(1,000)	-	(6,570)
Loss for the period	(15,298)	(19,066)	(55,735)	(76,521)
Deficit, beginning of period	(10,905,286)	(10,970,291)	(10,864,849)	(10,912,836)
Deficit, end of period	$(10,920,584)	$(10,989,357)	$(10,920,584)	$(10,989,357)
Basic and fully diluted Loss per share	$ (0.01)	$ (0.00)	$ (0.03)	$ (0.01)
Basic and fully diluted weighted average number of shares outstanding	1,820,683	1,027,977	1,659,019	1,027,977

The accompanying notes are an integral part of these consolidated financial statements.

COLUMBIA YUKON EXPLORATIONS INC.
STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)

	Three Month Period Ended January 31, 2003	Three Month Period Ended January 31, 2002	Nine Month Period Ended January 31, 2003	Nine Month Period Ended January 31, 2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period	$ (15,298)	$ (19,066)	$ (55,735)	$ (76,521)
Loss on disposal of marketable securities	-	1,000	-	6,570
Change in non-cash working capital items:				
Decrease in receivables	1,294	828	646	170
Decrease in prepaids	470	-	1,409	-
Increase (decrease) in accounts payable and accrued Liabilities	(18,187)	19,303	(23,327)	59,248
Net cash used in operating activities	(31,721)	2,065	(77,007)	(10,533)
CASH FLOWS FROM INVESTING ACTIVITIES				
Mineral properties	-	-	-	-
Deferred exploration costs	-	-	-	-
Proceeds on disposal of marketable securities	-	-	-	2,180
Net cash provided by (used in) investing activities	-	-	-	2,180
CASH FLOWS FROM FINANCING ACTIVITIES				
Increase (decrease) in loans payable	217	(140)	1,458	5,070
Obligation to issue shares	(15,000)	-	25,000	-
Issuance of capital stock	40,000	-	40,000	-
Increase (decrease) in amounts due to related parties	(25)	(16)	10,813	5,335
Net cash provided by financing activities	25,192	(156)	77,271	10,405
Increase (decrease) in cash during the period	(6,529)	1,909	264	2,052
Cash (bank indebtedness) beginning of period	6,766	1,237	(27)	1,094
Cash, end of period	$ 237	$ 3,146	$ 237	$ 3,146

Supplemental disclosure of non-cash operating, investing and financing activities (Note 7)

The accompanying notes are an integral part of these consolidated financial statements.

1. BASIS OF PRESENTATION

The interim period financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2. NATURE OF OPERATIONS

The Company's principal business activity is the exploration and development of mineral properties.

3. RELATED PARTY TRANSACTIONS

The Company paid or accrued the following amounts to related parties:

	Nine Months Ended January 31, 2003	Nine Months Ended January 31, 2002
Management fees	$ 22,500	$ 22,500
Rent	4,500	27,000

4. LOANS PAYABLE

	January 31, 2003	April 30, 2002
Loan from related company, non-interest bearing	$ 10,351	$ 9,847
Loan from director, 12% interest	6,413	5,959
Loan from related company, 12% interest	2,694	2,193
	$ 19,458	$ 17,999

5. CAPITAL STOCK

	Number of Shares	Amount
Authorized		
100,000,000 common shares, without par value		
100,000,000 preferred shares without par value		
Common shares issued		
As at April 30, 2001	9,765,780	$ 10,812,686
Consolidation 9.5:1	(8,737,803)	-
As at April 30, 2002	1,027,977	$ 10,812,686
For settlement of debt	430,358	107,590
For cash – private placement	200,000	40,000
As at January 31, 2003	1,658,335	$ 10,960,276

Included in capital stock are 11,278 common shares held in escrow which may not be transferred, assigned or otherwise dealt with without regulatory approval.

6. SEGMENTED INFORMATION

The Company operates in one industry segment, the exploration and development of mineral properties, in Canada.

7. SUPPLEMENTAL DISCLOSURE OF NON-CASH OPERATING, INVESTING AND FINANCING ACTIVITIES

During the nine months ended January 31, 2003 the Company issued 430,358 common shares with an agreed value of $107,590 for the settlement of debts.

8. SUBSEQUENT EVENT

Subsequent to the nine months ended January 31, 2003, the Company issued 100,000 units pursuant to a private placement at a price of $0.25 per unit. Each unit consists of one common share in the capital of the Company and one share purchase warrant. Each share purchase warrant entitles the holder to purchase on additional common share in the capital of the Company at a price of $0.35 for a period of one year following the date of issue of the units. The common shares and any shares to be issued on the exercise of the warrant are subject to a hold period expiring March 5, 2004. The proceeds of $25,000 were received during the quarter ended January 31, 2003.

Article;

5

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: ____X____ Schedule A

________ Schedule B & C

(Place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER: Columbia Yukon Explorations Inc.

ISSUER ADDRESS: 2489 Bellevue Avenue

West Vancouver, B.C. V7V 1E1

ISSUER PHONE NUMBER: (604) 922-2030

ISSUER FAX NUMBER: (604) 922-2037

CONTACT PERSON: Sharon E. Constable

CONTACT POSITION: Director

CONTACT TELEPHONE NUMBER: (604) 922-2030

CONTACT E-MAIL ADDRESS: sconstable@waterfrontgroup.com

WEB SITE ADDRESS: N/A

FOR QUARTER ENDED: April 30, 2003

DATE OF REPORT: 03/06/27
(YY/MM/DD)

04 FEB 11 AM 7:21

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTORS NAME	SIGNATURE	DATE SIGNED (YY/MM/DD)
Douglas L. Mason	*"Douglas L. Mason"*	03/08/27
Sharon E. Constable	*"Sharon E. Constable"*	03/08/27

(Signatures should be entered in TYPED form in quotations)

COLUMBIA YUKON EXPLORATIONS INC.

FINANCIAL STATEMENTS

APRIL 30, 2003

AUDITORS' REPORT

To the Shareholders of
Columbia Yukon Explorations Inc.

We have audited the balance sheets of Columbia Yukon Explorations Inc. as at April 30, 2003 and 2002 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

"DAVIDSON & COMPANY"

Chartered Accountants

Vancouver, Canada

June 27, 2003
(except as to Note 13 which
is as of July 10, 2003)

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

COLUMBIA YUKON EXPLORATIONS INC.
BALANCE SHEETS
AS AT APRIL 30

	2003	2002
ASSETS		
Current		
Cash	$ 82,328	$ -
Restricted cash	22,500	-
Marketable securities	2,500	2,500
Receivables	1,296	1,396
Prepaids	1,913	1,409
	110,537	5,305
Mineral properties (Note 3)	2	104,087
	$ 110,539	$ 109,392
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)		
Current		
Bank indebtedness	$ -	$ 27
Accounts payable and accrued liabilities	6,079	30,727
Loans payable (Note 4)	30,386	17,999
Due to related parties (Note 5)	39,550	112,802
	76,015	161,555
Shareholders' equity (deficiency)		
Capital stock (Note 6)	10,985,276	10,812,686
Subscriptions received (Note 6)	122,250	-
Deficit	(11,073,002)	(10,864,849)
	34,524	(52,163)
	$ 110,539	$ 109,392

Nature and continuance of operations (Note 1)

Subsequent events (Note 13)

On behalf of the Board:

"Douglas L. Mason" Director *"Sharon E. Constable"* Director

The accompanying notes are an integral part of these financial statements.

COLUMBIA YUKON EXPLORATIONS INC.
STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED APRIL 30

	2003	2002
GENERAL AND ADMINISTRATIVE EXPENSES		
Consulting	$ 10,000	$ -
Corporation capital tax	5,178	-
Filing fees	5,745	5,358
Interest and financing fees	5,781	1,388
Management fees	30,000	30,000
Office and miscellaneous	8,520	8,626
Professional fees	13,560	9,550
Rent	10,000	33,500
Transfer agent fees	4,066	2,681
Travel	11,336	-
	(104,186)	(91,103)
Interest income	118	848
Gain on wind-up of subsidiary	-	168,935
Write-down of marketable securities	-	(7,500)
Write-off of mineral property costs (Note 8)	(104,085)	(23,193)
Net income (loss) for the year	(208,153)	47,987
Deficit, beginning of year	(10,864,849)	(10,912,836)
Deficit, end of year	$ (11,073,002)	$ (10,864,849)
Basic and diluted earnings (loss) per common share	$ (0.14)	$ 0.05
Weighted average number of common shares outstanding	1,525,186	1,027,977

The accompanying notes are an integral part of these financial statements.

COLUMBIA YUKON EXPLORATIONS INC.
STATEMENTS OF CASH FLOWS
YEAR ENDED APRIL 30

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss) for the year	$ (208,153)	$ 47,987
Items not affecting cash:		
Interest and fees accrued on loans payable	1,581	1,260
Gain on wind-up of subsidiary	-	(168,935)
Write-down of marketable securities	-	7,500
Write-off of mineral property costs	104,085	23,193
Change in non-cash working capital items		
Decrease in receivables	100	15
Increase in prepaids	(504)	(1,409)
Increase (decrease) in accounts payable and accrued liabilities	(24,648)	11,145
Net cash used in operating activities	(127,539)	(79,244)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds on sale of marketable securities	-	2,250
Net cash provided by investing activities	-	2,250
CASH FLOWS FROM FINANCING ACTIVITIES		
Loan proceeds, net	10,806	6,414
Capital stock issued	65,000	-
Subscriptions received	122,250	-
Advances from related parties	34,338	69,459
Net cash provided by financing activities	232,394	75,873
Change in cash during the year	104,855	(1,121)
Cash, beginning of year	(27)	1,094
Cash, end of year	$ 104,828	$ (27)
Cash consists of:		
Cash	$ 82,328	$ -
Restricted cash	22,500	-
Bank indebtedness	-	(27)
	$ 104,828	$ (27)

Supplemental disclosure with respect to cash flows (Note 9)

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the laws of British Columbia and its principal business activity is the exploration and development of mineral properties.

The Company is considered to be in the exploration stage with respect to its interests in mineral properties. The recoverability of the amounts comprising mineral properties and deferred exploration costs is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete their exploration and development and upon future profitable production.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the on-going assumption that the Company will be able to realize it's assets and discharge it's liabilities in the normal course of business rather than through a process of forced liquidation. The operations of the Company have primarily been funded by the issue of capital stock and loans from related parties. Continued operations of the Company are dependent on the Company's ability to complete public equity financing or generate profitable operations in the future.

	2003	2002
Deficit	$ (11,073,002)	$ (10,864,849)
Working capital (deficiency)	34,522	(156,250)

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

Basis of presentation

During the year ended April 30, 2002, the Company wound-up its wholly owned subsidiary, Liberty Bell Mining Company, a company incorporated in Nevada, U.S.A. The subsidiary's results of operations were consolidated to the date of wind-up.

Marketable securities

Marketable securities are carried at the lower of cost or quoted market value on an aggregate basis.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

The recorded cost of mineral exploration interests is based on cash paid, the assigned value of share considerations and exploration and development costs incurred. The recorded amount may not reflect recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Deferred exploration costs

The Company defers expenditures directly attributable to the exploration and development of mineral properties, pending a decision as to the commercial viability of a property. If reserves are developed, the deferred costs will be amortized to operations when production is commenced on the property. Such amortization will be computed on the basis of units produced in relation to the estimated reserves. All deferred costs relating to the project will be expensed in the year of abandonment or sale.

Values

The amounts shown for the mineral properties and for deferred exploration costs represent costs to date, and do not necessarily represent present or future values as they are entirely dependent upon the economic recovery of current and future reserves.

Cost of maintaining mineral properties

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

Foreign currency translation

The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated into Canadian dollars at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates. Revenues and expenses are translated at the average exchange rate during the year. Exchange gains and losses arising on translation are included in earnings.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Stock-based compensation

The Company grants options in accordance with the policies of the TSX Venture Exchange ("TSX-V"). During the current year, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends that fair value-based methodology for measuring compensation costs. The new section also permits, and the Company has adopted, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted.

Flow-through common shares

Resource expenditure deductions for income tax purposes related to exploration activities funded by flow-though share arrangements are renounced to investors in accordance with income tax legislation. Capital stock is reduced and future income tax liability increased by the estimated tax benefits transferred to shareholders.

Future income taxes

Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the years presented, this calculation proved to be anti-dilutive.

Basic earnings (loss) per share are calculated using the weighted-average number of common shares outstanding during the year.

Comparative figures

Certain of the comparative figures have been restated in order to conform with the current year's presentation.

3. MINERAL PROPERTIES

The Company acquired, or entered into agreements to acquire, interests in the following mineral claims:

	2003	2002
VBE Claims, Labrador		
A 50% interest. The claims are subject to a 2 1/2% net smelter returns royalty.	$ 1	$ 100,000
Barr/1506 Claims, Labrador		
A 50% interest.	1	4,087
	$ 2	$ 104,087

Title to mineral properties

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

The Company has entered into agreements to acquire, explore and develop certain mineral properties located in the Labrador region of Canada. Several aboriginal groups are claiming unextinguishable aboriginal title to the lands and resources of Labrador, which may include one or more of the mineral claims beneficially owned by the Company. The extent to which any successful aboriginal claim would materially affect the ability of the Company to exploit its mineral properties is not determinable at this time.

Property acquisitions

Barnes Creek Property, British Columbia

The Company entered into a letter of intent dated March 25, 2003 to acquire a 100% interest in the Barnes Creek Property. Consideration includes cash payments totalling $100,000 and the issuance of an aggregate of 200,000 shares over three years, and the completion of a work program totalling $1,000,000 over four years. The optioner will retain a 3% net smelter returns royalty interest.

Hebner Lake Property, Manitoba

The Company entered into a letter of intent dated March 27, 2003 to acquire a 100% interest in the Hebner Lake Property. Consideration includes cash payments totalling $100,000 and the issuance of an aggregate of 200,000 shares over three years, and the completion of a work program totalling $200,000 over two years. The optioner will retain a 3% net smelter returns royalty interest.

3. MINERAL PROPERTIES (cont'd...)

Regulatory approval for both properties was received subsequent to year end and the first cash payment of $5,000 was made.

The Company has the right to issue common shares in lieu of the cash payments set out above, if the average closing price of the Company's shares exceeds $0.25 per share during the five trading days immediately before the due date of any cash payment specified.

A finder's fee totalling 35,180 common shares for the properties is payable (Note 13).

4. LOANS PAYABLE

		2003		2002
Loan from related company, non-interest bearing	$	9,545	$	9,847
Loan from director, 12% interest		6,559		5,959
Loan from related company, 12% interest		3,660		2,193
Loan from related company, 10% interest		10,622		-
	$	30,386	$	17,999

Loans payable at April 30, 2003 are unsecured and due on demand.

5. RELATED PARTY TRANSACTIONS

As at April 30, 2003, the Company held investments in shares of companies with common directors as marketable securities with a market value of $3,000 (2002 - $2,500).

As at April 30, 2003, the Company owed $39,550 (2002 - $112,802) to companies with common directors. The amounts are unsecured, non-interest bearing and without stated terms of repayment.

The Company entered into the following transactions with related parties:

a) Paid or accrued $30,000 (2002 - $30,000) for management fees to a company controlled by a director.

b) Paid or accrued $10,000 (2002 - $33,500) for rent to a company having common directors.

c) Accrued $1,581 (2002 - $1,260) for interest and fees on loans owing to directors and companies having common directors.

d) Paid or accrued $10,000 (2002 - $Nil) to an officer of the Company for consulting services.

5. **RELATED PARTY TRANSACTIONS** (cont'd...)

e) Settled debts totalling $107,590 (2002 - $Nil) owing to related parties by issuing 430,358 (2002 - Nil) common shares.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the parties.

6. **CAPITAL STOCK**

On February 28, 2002, the Company consolidated its capital stock on a 9.5:1 basis, whereby one new common share was issued for every 9.5 issued common shares and simultaneously increased its authorized share capital.

	Number of Shares	Amount
Authorized		
100,000,000 common shares, without par value		
100,000,000 preferred shares without par value		
Common shares issued		
As at April 30, 2001	9,765,780	$ 10,812,686
Consolidation 9.5:1	(8,737,803)	-
As at April 30, 2002	1,027,977	10,812,686
For settlement of debts	430,358	107,590
For cash – private placements	300,000	65,000
As at April 30, 2003	1,758,335	$ 10,985,276

Included in capital stock are 11,276 common shares held in escrow which may not be transferred, assigned or otherwise dealt with without regulatory approval.

The Company received $122,250 for share subscriptions as at April 30, 2003, of which $22,500 was restricted as to use for flow-through purposes (Note 13).

7. STOCK OPTIONS AND WARRANTS

The Company, in accordance with the policies of the TSX-V, is authorized to grant options to directors, employees and consultants, to acquire up to 10% of issued and outstanding common shares. Shareholders have approved an amendment to the stock option plan to allow the number of shares reserved for issuance to insiders of the Company to exceed 10%. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

7. STOCK OPTIONS AND WARRANTS (cont'd...)

The following incentive stock options and share purchase warrants were outstanding at April 30, 2003:

	Number of Shares	Exercise Price	Expiry Date
Options	210,000	$ 0.30	March 14, 2008
Warrants	200,000	0.25	November 23, 2003
	100,000	0.35	March 5, 2004

During the year, 36,842 warrants expired unexercised.

Following is a summary of stock option transactions during the years ended April 30, 2003 and 2002:

	Number of Shares		Weighted Average Exercise Price
Outstanding and exercisable at April 30, 2001	787,292	$	0.10
Forfeited/ cancelled	(325,000)		0.10
Consolidation 9.5:1	(462,292)		0.10
Restated for consolidation	48,662		0.95
Outstanding and exercisable at April 30, 2002	48,662		0.95
Expired	(48,662)		0.95
Granted	210,000		0.30
Outstanding and exercisable at April 30, 2003	210,000	$	0.30

Stock-based compensation

As permitted by CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ("Section 3870"), the Company has elected to measure compensation costs using the intrinsic value-based method for employee stock options. Under this method, no compensation expense is recognized when stock options are issued, as the exercise price of each option equals the minimum of the market value at the date immediately preceding the grant. Had the compensation costs been determined based on the fair value of the options at the grant date using the Black-Scholes option-pricing model, additional compensation expense would have been recorded in the statement of operations of the period, with pro forma results as presented below. Under the transitional provisions of Section 3870, comparative figures are not required.

7. STOCK OPTIONS AND WARRANTS (cont'd...)

Stock-based compensation (cont'd...)

Loss as reported	$ (208,153)
Compensation expense under Section 3870	(38,505)
Pro-forma loss	$ (246,658)
Pro-forma basic and diluted loss per share	$ (0.16)

The following assumptions were used for the Black-Scholes valuation of stock options granted during the year:

Risk-free interest rate	4.18%
Expected life of options	5 years
Annualized volatility	70.15%
Dividend rate	0%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

8. WRITE-OFF OF MINERAL PROPERTY COSTS

	Acquisition Costs	Deferred Exploration Costs	Total
Year ended April 30, 2003			
VBE and Barr/1506 Claims, Labrador	$ 104,085	$ -	$ 104,085
Year ended April 30, 2002			
VBE and Barr/1506 Claims, Labrador	$ 23,193	$ -	$ 23,193

9. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	2003	2002
Cash paid during the year for interest	$ 2,923	$ -
Cash paid during the year for income tax	-	-

The significant non-cash transaction during the year ended April 30, 2003, consisted of the Company issuing 430,358 common shares with a value of $107,590 for the settlement of amounts owing to related parties.

There were no significant non-cash transactions during the year ended April 30, 2002.

10. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, marketable securities, receivables, bank indebtedness, accounts payable and accrued liabilities, loans payable, and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

11. INCOME TAXES

A reconciliation of current income taxes at statutory rates with the reported taxes is as follows:

		2003		2002
Income (loss) before income taxes (recovery)	$	(208,153)	$	47,987
Expected income taxes (recovery) at statutory rates	$	(78,265)	$	19,002
Write-off of mineral properties for accounting purposes		39,136		9,180
Write-down of investments		-		2,970
Mineral property deductions for tax purposes		-		(165,086)
Subsidiary debts written-off		-		350,786
Unrecognized (recognized) benefits of non-capital losses		39,129		(216,852)
Total current income taxes (recovery)	$	-	$	-

The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities are as follows:

		2003		2002
Future income tax assets:				
Mineral property and related exploration expenditures	$	1,090,144	$	1,141,930
Operating losses available for future periods		894,598		926,225
Capital losses available		435,647		458,820
		2,420,389		2,526,975
Valuation allowance		(2,420,389)		(2,526,975)
Net future income tax asset	$	-	$	-

The Company has incurred operating losses of approximately $2,384,000 which, if unutilized, will expire through 2010. Subject to certain restrictions, the Company also has capital losses and resource exploration expenditures available to reduce taxable income of future years. Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements, as their realization is not judged likely to occur.

12. SEGMENTED INFORMATION

The Company operates in Canada in one business segment being the exploration and development of mineral properties.

13. SUBSEQUENT EVENTS

Subsequent to April 30, 2003, the Company completed two private placements as follows:

a) 1,172,000 shares at $0.25 per share for gross proceeds of $293,000; and

b) 150,000 units at $0.25 per unit for gross proceeds of $37,500. Each unit consists of one flow-through common share and one flow-through share purchase warrant entitling the holder to purchase one additional flow-through common share at $0.35 per share for a one year period. The flow-through agreements require the Company to renounce certain tax deductions for Canadian exploration expenditures incurred on the Company's mineral properties to the flow-through participants.

Finders' fee of 16,090 common shares payable for the acquisition of the Barnes Creek property (Note 3) was cancelled.

Article;

6

BC FORM 51-901F
QUARTERLY AND YEAR END REPORT

Incorporated as part of: ____X____ Schedule A

________ Schedule B & C

(Place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER: Columbia Yukon Explorations Inc.

ISSUER ADDRESS: 2489 Bellevue Avenue

West Vancouver, B.C. V7V 1E1

ISSUER PHONE NUMBER: (604) 922-2030

ISSUER FAX NUMBER: (604) 922-2037

CONTACT PERSON: Sharon E. Constable

CONTACT POSITION: Director

CONTACT TELEPHONE NUMBER: (604) 922-2030

CONTACT E-MAIL ADDRESS: sconstable@waterfrontgroup.com

WEB SITE ADDRESS: N/A

FOR QUARTER ENDED: July 31, 2003

DATE OF REPORT: 03/09/15
(YY/MM/DD)

04 FEB 11 AM 7:21

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTORS NAME	SIGNATURE	DATE SIGNED (YY/MM/DD)
Douglas L. Mason	*"Douglas L. Mason"*	03/09/23
Sharon E. Constable	*"Sharon E. Constable"*	03/09/23

(Signatures should be entered in TYPED form in quotations)

COLUMBIA YUKON EXPLORATIONS INC.

INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)

JULY 31, 2003

COLUMBIA YUKON EXPLORATIONS INC.
BALANCE SHEETS
(Unaudited – Prepared by Management)

	July 31, 2003	(audited) April 30, 2003
ASSETS		
Current		
Cash	$ 164,244	$ 82,328
Restricted cash	27,524	22,500
Exploration advances	10,000	-
Receivables	3,011	1,296
Marketable securities	2,500	2,500
Prepaids	1,275	1,913
	208,554	110,537
Mineral properties (Note 3)	15,103	2
Deferred exploration costs (Note 3)	21,715	-
	$ 245,372	$ 110,539
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 31,692	$ 6,079
Loans payable (Note 4)	-	30,386
Due to related parties	7,850	39,550
	39,542	76,015
Shareholders' equity		
Capital stock (Note 6)	11,313,088	10,985,276
Subscriptions received	-	122,250
Deficit	(11,107,258)	(11,073,002)
	205,830	34,524
	$ 245,372	$ 110,539

Nature and continuance of operations (Note 2)

On behalf of the Board:

"Douglas L. Mason" Director *"Sharon E. Constable"* Director

The accompanying notes are an integral part of these financial statements.

COLUMBIA YUKON EXPLORATIONS INC.
STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited – Prepared by Management)

	Three Month Period Ended July 31, 2003	Three Month Period Ended July 31, 2002
GENERAL AND ADMINISTRATIVE EXPENSES		
Consulting	$ 13,300	$ -
Filing fees	930	1,552
Interest and financing fees	-	218
Management fees	7,500	7,500
Office and miscellaneous	178	616
Professional fees	2,811	3,909
Rent	7,500	1,500
Transfer agent fees	752	688
Travel	2,000	-
	(34,971)	(15,983)
Interest income	715	-
Loss for the period	(34,256)	(15,983)
Deficit, beginning of period	(11,073,002)	(10,864,849)
Deficit, end of period	$ (11,107,258)	$ (10,880,832)
Basic and diluted loss per common share	$ (0.02)	$ (0.01)
Weighted average number of common shares outstanding	1,838,017	1,543,839

The accompanying notes are an integral part of these financial statements.

COLUMBIA YUKON EXPLORATIONS INC.
STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)

	Three Month Period Ended July 31, 2003	Three Month Period Ended July 31, 2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss for the period	$ (34,256)	$ (15,983)
Change in non-cash working capital items		
Decrease (increase) in receivables	(1,715)	377
Decrease in prepaids	638	469
Increase in accounts payable and accrued liabilities	25,613	3,942
Net cash used in operating activities	(9,720)	(11,195)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of mineral properties	(15,101)	-
Exploration advances	(10,000)	-
Deferred exploration costs	(21,715)	-
Net cash used in investing activities	(46,816)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of loans	(30,386)	-
Capital stock issued	205,562	-
Loan proceeds	-	1,024
Advances from (repayment to) related parties	(31,700)	10,231
Net cash provided by financing activities	143,476	11,255
Change in cash during the period	86,940	60
Cash (bank indebtedness), beginning of period	104,828	(27)
Cash, end of period	$ 191,768	$ 33
Cash consists of:		
Cash	$ 164,244	$ 33
Restricted cash	27,524	-
	$ 191,768	$ 33

Supplemental disclosure with respect to cash flows (Note 8)

The accompanying notes are an integral part of these financial statements.

1. BASIS OF PRESENTATION

The interim period financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the laws of British Columbia and its principal business activity is the exploration and development of mineral properties.

The Company is considered to be in the exploration stage with respect to its interests in mineral properties. The recoverability of the amounts comprising mineral properties and deferred exploration costs is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete their exploration and development and upon future profitable production.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the on-going assumption that the Company will be able to realize it's assets and discharge it's liabilities in the normal course of business rather than through a process of forced liquidation. The operations of the Company have primarily been funded by the issue of capital stock and loans from related parties. Continued operations of the Company are dependent on the Company's ability to complete public equity financing or generate profitable operations in the future.

	July 31, 2003	April 30, 2003
Deficit	$ (11,107,258)	$ (11,073,002)
Working capital	169,012	34,522

3. MINERAL PROPERTIES

The Company acquired, or entered into agreements to acquire, interests in the following mineral claims:

	July 31, 2003	April 30, 2003
Barnes Creek, British Columbia	$ 8,008	$ -
Hebner Lake, Manitoba	7,093	-
VBE Claims, Labrador A 50% interest. The claims are subject to a 2 1/2% net smelter returns royalty.	1	1
Barr/1506 Claims, Labrador A 50% interest.	1	1
	$ 15,103	$ 2

Title to mineral properties

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

The Company has entered into agreements to acquire, explore and develop certain mineral properties located in the Labrador region of Canada. Several aboriginal groups are claiming unextinguishable aboriginal title to the lands and resources of Labrador, which may include one or more of the mineral claims beneficially owned by the Company. The extent to which any successful aboriginal claim would materially affect the ability of the Company to exploit its mineral properties is not determinable at this time.

Property acquisitions

Barnes Creek Property, British Columbia

The Company entered into a letter of intent dated March 25, 2003 to acquire a 100% interest in the Barnes Creek Property. Consideration includes cash payments totalling $100,000 and the issuance of an aggregate of 200,000 shares over three years, and the completion of a work program totalling $1,000,000 over four years. The optionor will retain a 3% net smelter returns royalty interest. As at July 31, 2003, the Company had incurred exploration and development costs totalling $21,715 on the property. These costs have been deferred.

Hebner Lake Property, Manitoba

The Company entered into a letter of intent dated March 27, 2003 to acquire a 100% interest in the Hebner Lake Property. Consideration includes cash payments totalling $100,000 (of which $5,000 has been paid) and the issuance of an aggregate of 200,000 shares over three years, and the completion of a work program totalling $200,000 over two years. The optionor will retain a 3% net smelter returns royalty interest.

3. MINERAL PROPERTIES (cont'd…)

Gold Canyon Property, British Columbia

The Company entered into a letter of intent dated July 15, 2003 to acquire a 100% interest in the Gold Canyon Property, consisting of 52 units. Consideration includes cash payments totalling $100,000 and the issuance of an aggregate of 300,000 shares over two years, and the completion of a work program totalling $800,000 over three years. The optionor will retain a 3% net smelter returns royalty interest. This acquisition is subject to regulatory approval.

The Company has the right to issue common shares in lieu of the cash payments set out above for the three properties, if the average closing price of the Company's shares exceeds $0.25 per share during the five trading days immediately before the due date of any cash payment specified.

4. LOANS PAYABLE

	July 31, 2003	April 30, 2003
Loan from related company, non-interest bearing	$ -	$ 9,545
Loan from director, 12% interest	-	6,559
Loan from related company, 12% interest	-	3,660
Loan from related company, 10% interest	-	10,622
	$ -	$ 30,386

The loans plus accrued interest and loan fees were paid in full during the period.

5. RELATED PARTY TRANSACTIONS

The Company paid or accrued the following amounts to related parties:

	Three Months Ended July 31, 2003	Three Months Ended July 31, 2002
Consulting fees	$ 13,300	$ -
Management fees	7,500	7,500
Rent	7,500	1,500

As at July 31, 2003, the Company held investments in shares of companies with common directors as marketable securities with a market value of $5,000.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the parties.

6. CAPITAL STOCK

	Number of Shares	Amount
Authorized		
100,000,000 common shares, without par value		
100,000,000 preferred shares without par value		
As at April 30, 2002	1,027,977	$ 10,812,686
For settlement of debts	430,358	107,590
For cash – private placements	300,000	65,000
As at April 30, 2003	1,758,335	$ 10,985,276
For cash – private placement	1,172,000	293,000
For cash – flow-through private placement	150,000	37,500
Share issue costs	-	(2,688)
As at July 31, 2003	3,080,335	$ 11,313,088

Included in capital stock are 11,276 common shares held in escrow which may not be transferred, assigned or otherwise dealt with without regulatory approval.

7. STOCK OPTIONS AND WARRANTS

The following incentive stock options and share purchase warrants were outstanding at July 31, 2003:

	Number of Shares	Exercise Price	Expiry Date
Options	210,000	$ 0.30	March 14, 2008
Warrants	200,000	0.25	November 23, 2003
	100,000	0.35	March 5, 2004
	150,000	0.30	December 31, 2003

8. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

During the three month period ended July 31, 2003 the Company issued 489,000 common shares for subscription proceeds of $122,250. The proceeds were received in a previous quarter.

9. SEGMENTED INFORMATION

The Company operates in Canada in one business segment being the exploration and development of mineral properties.

Article;

7

BC FORM 51-901F
QUARTERLY AND YEAR END REPORT

Incorporated as part of: ____X____ Schedule A

_______________ Schedule B & C

(Place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER: Columbia Yukon Explorations Inc.

ISSUER ADDRESS: 2489 Bellevue Avenue

West Vancouver, B.C. V7V 1E1

ISSUER PHONE NUMBER: (604) 922-2030

ISSUER FAX NUMBER: (604) 922-2037

CONTACT PERSON: Sharon E. Constable

CONTACT POSITION: Director

CONTACT TELEPHONE NUMBER: (604) 922-2030

CONTACT E-MAIL ADDRESS: sconstable@waterfrontgroup.com

WEB SITE ADDRESS: N/A

FOR QUARTER ENDED: October 31, 2003

DATE OF REPORT: 03/12/08
(YY/MM/DD)

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Douglas L. Mason	*"Douglas L. Mason"*	03/12/22
DIRECTORS NAME	SIGNATURE	DATE SIGNED (YY/MM/DD)
Sharon E. Constable	*"Sharon E. Constable"*	03/12/22
DIRECTORS NAME	SIGNATURE	DATE SIGNED (YY/MM/DD)

(Signatures should be entered in TYPED form in quotations)

COLUMBIA YUKON EXPLORATIONS INC.

INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)

OCTOBER 31, 2003

COLUMBIA YUKON EXPLORATIONS INC.
BALANCE SHEETS
(Unaudited – Prepared by Management)

	October 31, 2003	(audited) April 30, 2003
ASSETS		
Current		
Cash	$ 46,777	$ 82,328
Restricted cash	-	22,500
Exploration advances	-	-
Receivables	6,854	1,296
Marketable securities	2,500	2,500
Prepaids	10,638	1,913
	66,769	110,537
Mineral properties (Note 3)	42,980	2
Deferred exploration costs (Note 3)	67,971	-
	$ 177,720	$ 110,539
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 22,588	$ 6,079
Due to related parties	8,630	39,550
Loans payable (Note 4)	-	30,386
	31,218	76,015
Shareholders' equity		
Capital stock (Note 6)	11,313,088	10,985,276
Subscriptions received	-	122,250
Deficit	(11,166,586)	(11,073,002)
	146,502	34,524
	$ 177,720	$ 110,539

Nature and continuance of operations (Note 2)

On behalf of the Board:

"Douglas L. Mason" Director *"Sharon E. Constable"* Director

The accompanying notes are an integral part of these financial statements.

COLUMBIA YUKON EXPLORATIONS INC.
STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited – Prepared by Management)

	Three Month Period Ended October 31, 2003	Three Month Period Ended October 31, 2002	Six Month Period Ended October 31, 2003	Six Month Period Ended October 31, 2002
GENERAL AND ADMINISTRATIVE EXPENSES				
Consulting	$ 13,000	$ -	$ 26,300	$ -
Filing fees	3,438	2,324	4,367	3,876
Interest and financing fees	-	307	-	579
Management fees	7,500	7,500	15,000	15,000
Office and miscellaneous	6,244	5,811	6,424	6,373
Professional fees	6,844	5,153	9,655	9,063
Rent	7,500	1,500	15,000	3,000
Transfer agent fees	2,286	1,891	3,038	2,579
Travel	8,321	-	10,321	-
Website development	4,546	-	4,546	-
	(59,679)	(24,486)	(94,651))	(40,470)
Interest income	351	32	1,067	33
Loss for the period	(59,328)	(24,454)	(93,584)	(40,437)
Deficit, beginning of period	(11,107,258)	(10,880,832)	(11,073,002)	(10,864,849)
Deficit, end of period	$ (11,166,586)	$ (10,905,286)	$ (11,166,586)	$ (10,905,286)
Basic and diluted loss per common share	$ (0.03)	$ (0.02)	$ (0.04)	$ (0.03)
Weighted average number of common shares outstanding	2,171,234	1,551,839	2,171,234	1,463,691

The accompanying notes are an integral part of these financial statements.

COLUMBIA YUKON EXPLORATIONS INC.
STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)

	Three Month Period Ended October 31, 2003	Three Month Period Ended October 31, 2002	Six Month Period Ended October 31, 2003	Six Month Period Ended October 31, 2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss for the period	$ (59,328)	$ (24,454)	$ (93,584)	$ (40,437)
Change in non-cash working capital items				
Increase in receivables	(3,843)	(1,025)	(5,558)	(648)
Decrease (increase) in prepaids	(9,363)	470	(8,725)	939
Increase (decrease) in accounts payable	(9,104)	(9,082)	16,509	(5,140)
Net cash used in operating activities	(81,638)	(34,091)	(91,358)	(45,286)
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisition of mineral properties	(27,877)	-	(42,978)	-
Exploration advances	10,000	-	-	-
Deferred exploration costs	(46,256)	-	(67,971)	-
Net cash used in investing activities	(64,133)	-	(110,949)	-
CASH FLOWS FROM FINANCING ACTIVITIES				
Repayment of loans	-	-	(30,386)	-
Capital stock issued	-	-	205,562	-
Subscriptions received	-	40,000	-	40,000
Loan proceeds	-	217	-	1,241
Advances from (repayment to) related parties	780	607	(30,920)	10,838
Net cash provided by financing activities	780	40,824	144,256	52,079
Change in cash during the period	(144,991)	6,733	(58,051)	6,793
Cash (bank indebtedness), beginning of period	191,768	33	104,828	(27)
Cash, end of period	$ 46,777	$ 6,766	$ 46,777	$ 6,766
Cash consists of:				
Cash	$ 46,777	$ 6,766	$ 46,777	$ 6,766
Restricted cash	-	-	-	-
	$ 46,777	$ 6,766	$ 46,777	$ 6,766

The accompanying notes are an integral part of these financial statements.

1. BASIS OF PRESENTATION

The interim period financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the laws of British Columbia and its principal business activity is the exploration and development of mineral properties.

The Company is considered to be in the exploration stage with respect to its interests in mineral properties. The recoverability of the amounts comprising mineral properties and deferred exploration costs is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete their exploration and development and upon future profitable production.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the on-going assumption that the Company will be able to realize it's assets and discharge it's liabilities in the normal course of business rather than through a process of forced liquidation. The operations of the Company have primarily been funded by the issue of capital stock and loans from related parties. Continued operations of the Company are dependent on the Company's ability to complete public equity financing or generate profitable operations in the future.

	October 31, 2003	April 30, 2003
Deficit	$ (11,166,586)	$ (11,073,002)
Working capital	35,551	34,522

3. MINERAL PROPERTIES

The Company acquired, or entered into agreements to acquire, interests in the following mineral claims:

		October 31, 2003		April 30, 2003
Barnes Creek, British Columbia	$	15,385	$	-
Gold Canyon, British Columbia		20,500		-
Hebner Lake, Manitoba		7,093		-
VBE Claims, Labrador A 50% interest. The claims are subject to a 2 1/2% net smelter returns royalty.		1		1
Barr/1506 Claims, Labrador A 50% interest.		1		1
	$	42,980	$	2

Title to mineral properties

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

The Company has entered into agreements to acquire, explore and develop certain mineral properties located in the Labrador region of Canada. Several aboriginal groups are claiming unextinguishable aboriginal title to the lands and resources of Labrador, which may include one or more of the mineral claims beneficially owned by the Company. The extent to which any successful aboriginal claim would materially affect the ability of the Company to exploit its mineral properties is not determinable at this time.

Property acquisitions

Barnes Creek Property, British Columbia

The Company entered into a letter of intent dated March 25, 2003 to acquire a 100% interest in the Barnes Creek Property. Consideration includes cash payments totalling $100,000 and the issuance of an aggregate of 200,000 shares over three years, and the completion of a work program totalling $1,000,000 over four years. The optionor will retain a 3% net smelter returns royalty interest. As at October 31, 2003, the Company had incurred exploration and development costs totalling $47,239 on the property. These costs have been deferred.

3. MINERAL PROPERTIES (cont'd…)

Gold Canyon Property, British Columbia

The Company entered into a letter of intent dated July 15, 2003 to acquire a 100% interest in the Gold Canyon Property, consisting of 52 units. Consideration includes cash payments totalling $100,000 (of which $20,000 has been made) and the issuance of an aggregate of 300,000 shares over two years, and the completion of a work program totalling $800,000 over three years. The optionor will retain a 3% net smelter returns royalty interest. As at October 31, 2003, the Company had incurred exploration and development costs totalling $3,414 on the property. These costs have been deferred.

The Company has the right to issue common shares in lieu of the cash payments set out above for the three properties, if the average closing price of the Company's shares exceeds $0.25 per share during the five trading days immediately before the due date of any cash payment specified.

Hebner Lake Property, Manitoba

The Company entered into a letter of intent dated March 27, 2003 to acquire a 100% interest in the Hebner Lake Property. Consideration includes cash payments totalling $100,000 (of which $5,000 has been paid) and the issuance of an aggregate of 200,000 shares over three years, and the completion of a work program totalling $200,000 over two years. The optionor will retain a 3% net smelter returns royalty interest. As at October 31, 2003, the Company had incurred exploration and development costs totalling $17,318 on the property. These costs have been deferred.

4. LOANS PAYABLE

	October 31, 2003	April 30, 2003
Loan from related company, non-interest bearing	$ -	$ 9,545
Loan from director, 12% interest	-	6,559
Loan from related company, 12% interest	-	3,660
Loan from related company, 10% interest	-	10,622
	$ -	$ 30,386

The loans plus accrued interest and loan fees were paid in full during the period.

5. RELATED PARTY TRANSACTIONS

The Company paid or accrued the following amounts to related parties:

	Six Months Ended October 31, 2003	Six Months Ended October 31, 2002
Consulting fees	$ 26,300	$ -
Management fees	15,000	15,000
Rent	15,000	3,000

5. RELATED PARTY TRANSACTIONS (cont'd...)

As at October 31, 2003, the Company held investments in shares of companies with common directors as marketable securities with a market value of $5,500.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the parties.

6. CAPITAL STOCK

	Number of Shares	Amount
Authorized		
100,000,000 common shares, without par value		
100,000,000 preferred shares without par value		
As at April 30, 2002	1,027,977	$ 10,812,686
For settlement of debts	430,358	107,590
For cash – private placements	300,000	65,000
As at April 30, 2003	1,758,335	$ 10,985,276
For cash – private placement	1,172,000	293,000
For cash – flow-through private placement	150,000	37,500
Share issue costs	-	(2,688)
As at October 31, 2003	3,080,335	$ 11,313,088

Included in capital stock are 11,276 common shares held in escrow which may not be transferred, assigned or otherwise dealt with without regulatory approval.

7. STOCK OPTIONS AND WARRANTS

The following incentive stock options and share purchase warrants were outstanding at October 31, 2003:

	Number of Shares	Exercise Price	Expiry Date
Options	210,000	$ 0.30	March 14, 2008
Warrants	200,000	0.25	November 23, 2003 (Note 10)
	100,000	0.35	March 5, 2004
	150,000	0.30	December 31, 2003 (Note 10)

9. SEGMENTED INFORMATION

The Company operates in Canada in one business segment being the exploration and development of mineral properties.

10. SUBSEQUENT EVENTS

The following events took place subsequent to the quarter ending October 31, 2003:

1. 76,667 flow-through share purchase warrants were exercised for total flow-through proceeds of $23,000.
2. 100,000 share purchase warrants were exercised for total proceeds of $25,000.
3. 100,000 share purchase warrants expired unexercised.
4. The Company made the second cash payment of $5,000 for the acquisition of the Hebner Lake Property.
5. The Company announced a non-brokered private placement to raise gross proceeds of up to $643,500 by the issuance of up to 325,000 units at a price of $1.98 per unit. Each unit will consist of two flow-through common shares, one non-flow-through common share, and one share purchase warrant. Each share purchase warrant will entitle the holder to purchase on warrant unit at a price of $2.70 for a period of six months following closing. Each warrant unit will be comprised of two flow-through common shares and one non-flow-through common share of the Company. A finders fee pursuant to the policies of the TSX Venture Exchange is payable by either cash or shares at the election of the Company.

Article;

8

COLUMBIA YUKON EXPLORATIONS INC.
2489 Bellevue Avenue
West Vancouver, British Columbia V7V 1E1

NOTICE OF ANNUAL GENERAL MEETING OF COMMON SHAREHOLDERS OF COLUMBIA YUKON EXPLORATIONS INC.

NOTICE IS HEREBY GIVEN THAT the annual general meeting of holders of common shares of Columbia Yukon Explorations Inc. (the "Company") will be held on September 24, 2003 at the hour of 9:00 a.m. (Vancouver time) at 2489 Bellevue Avenue, West Vancouver, British Columbia V7V 1E1. At the meeting, the shareholders will receive the financial statements for the year ended April 30, 2003 together with the auditors' report on those statements and consider resolutions to:

1. elect the board of directors for the ensuing year;
2. re-appoint Davidson & Company, Chartered Accountants, as the auditors of the Company for the ensuing year and to authorize the board of directors to fix their remuneration;
3. approve amendments to the Company's stock option plan on the basis described in the section of the information circular headed "Other Matters to be Acted Upon – Approval of Proposed Amendments to Stock Option Plan"; and
4. transact such other business as may properly be put before the meeting.

All registered shareholders are entitled to attend and vote at the meeting in person or by proxy. The board of directors requests all shareholders who will not be attending the meeting in person to read, date and sign the accompanying proxy and deliver it to Pacific Corporate Trust Company at 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 Attention: Shareholder Services. If a shareholder does not deliver a proxy to Pacific Corporate Trust Company before the close of business on September 22, 2003, then the shareholder will not be entitled to vote at the meeting by proxy.

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the meeting, either in person or by proxy.

An information circular and a form of proxy accompany this notice.

DATED at the City of Vancouver, in the Province of British Columbia, this 20th day of August, 2003.

ON BEHALF OF THE BOARD

(signed) "Douglas L. Mason"

Douglas L. Mason
President



Proxy

GENERAL MEETING OF SHAREHOLDERS OF

COLUMBIA YUKON EXPLORATIONS INC. (the "Company")
TO E HELD AT 2489 BELLEVUE AVENUE, WEST VANCOUVER, BRITISH CO UMBIA, V7V 1E1 ON WEDNESDAY, SEPTEMBER 24, 2003 AT 9:00AM

The dersigned member ("Registered Shareholder") of the Company hereby appoints, Dou L. Mason, a Director of the Company, or failing this person, Sharon E. Constable a Dire of the Company, or failing this person, Stuart R. Ross, an Officer of the Company, or in the p of the foregoing, ______________________ (*print the name*), as proxyholder for and ehalf of the Registered Shareholder with the power of substitution to attend, act and vote for a on behalf of the Registered Shareholder in respect of all matters that may properly come befo he aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at ev adjournment thereof, to the same extent and with the same powers as if the undersigned Regi ed Shareholder were present at the said Meeting, or any adjournment thereof.

The istered Shareholder hereby directs the proxyholder to vote the securities of the Company reco in the name of the Registered Shareholder as specified herein.

The dersigned Registered Shareholder hereby revokes any proxy previously given to att nd vote at said Meeting.

TERED HOLDER SIGN HERE: ______________________________

IGNED: ______________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. To elect as Director, Benjamin Ainsworth		N/A	
2. Appointment of Davidson & Company, Chartered Accountants as auditors of the Company and to authorize the Directors to fix the Auditors' remuneration		N/A	
3. To approve amendments to the Company's stock option plan as described in the section of the information circular headed "Other Matters to be Acted Upon – Approval of Proposed Amendments to Stock Option Plan"			N/A
4. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions			N/A

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote

COLUMBIA YUKON EXPLORATIONS INC.

Annual General Meeting
to be held September 24, 2003

Notice of Annual General Meeting
and
Information Circular

August 20, 2003

COLUMBIA YUKON EXPLORATIONS INC.
2489 Bellevue Avenue
West Vancouver, British Columbia V7V 1E1

INFORMATION CIRCULAR

(as at August 20, 2003 except as otherwise indicated)

Solicitation of Proxies

This information circular (the "Circular") is provided in connection with the solicitation of proxies by the management of Columbia Yukon Explorations Inc. (the "Company"). The form of proxy (the "Proxy") which accompanies this Circular is for use at the Meeting of the shareholders of the Company (the "Meeting") to be held on Wednesday, September 24, 2003, at the time and place set out in the accompanying notice of meeting. The Company will bear the cost of this solicitation. The solicitation will be made by mail, but may also be made by telephone.

Appointment and Revocation of Proxy

The persons named in the Proxy are directors and officers of the Company. A shareholder who wishes to appoint some other person (who need not be a shareholder) to serve as his or her representative at the Meeting may do so by striking out the printed names and inserting the desired person's name in the blank space provided. The completed Proxy should be delivered to Pacific Corporate Trust Company, Attention: Shareholder Services, 10th Floor, 625 Howe Street, Vancouver, B.C., V6C 3B8 before the close of business on Monday, September 22, 2003 or the shareholder will not be entitled to vote at the Meeting by proxy. Only shareholders of record at the close of business on August 20, 2003 will be entitled to vote at the meeting.

A proxy may be revoked by:

(a) signing a proxy with a later date and delivering it at the time and place noted above;

(b) signing and dating a written notice of revocation and delivering it at the time and place noted above; or

(c) attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

A revocation of a proxy does not affect any matter on which a vote has been taken before the revocation.

Provisions Relating to Voting of Proxies

The shares represented by proxy in the enclosed form will be voted by the designated holder in accordance with the direction of the shareholder appointing him. If there is no direction by the shareholder, those shares will be voted for all proposals set out in the Proxy. The Proxy gives the person named in it the discretion to vote as he or she sees fit on any amendments or variations to matters identified in the notice of meeting, or any other matters which may properly come before the Meeting. At the time of printing of this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the notice of meeting.

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which

they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.

Intermediaries will frequently use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder and must be completed, but not signed, by the Non-Registered Holder and deposited with Pacific Corporate Trust Company; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

Financial Statements

The audited financial statements of the Company for the year ended April 30, 2003 (the "Financial Statements"), together with the auditor's report thereon, will be presented to the shareholders at the Meeting. The Financial Statements, together with the auditor's report thereon, are being mailed to the shareholders of record with this Circular.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On the date of the accompanying notice of meeting, the Company had 3,080,335 common shares issued and outstanding. All shares in the capital of the Company are of the same class and each carries the right to one vote.

Shareholders registered as at August 20, 2003 are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend and vote, deliver their proxies at the place and within the time set forth in the notes to the Proxy.

To the knowledge of the directors and senior officers of the Company, as of the date of this Circular, the following persons beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the issued

and outstanding common shares of the Company:

Member	Number of Shares	Percentage of Issued Capital
CDS & Co.[1]	1,393,196	45.2%
Doug Mason[2]	359,447	11.6%

1. The beneficial owner of shares held by depositories are not known to the directors or officers of the Company.
2. Of these shares, 339,539 are held by Criterion Capital Corporation, a private B.C. company of which Doug Mason is the sole shareholder,.

ELECTION OF DIRECTORS

Election of Directors

The Company's Articles provide for the division of the board of directors into three (3) classes, as nearly equal a number as the then total number of directors constituting the whole board of directors permits, with the term of office of one (1) class expiring at the annual meeting of shareholders held each year. At each annual meeting of shareholders, the successors to the class of directors whose term shall then expire shall be elected to hold office for a term expiring at the third succeeding annual meeting of shareholders.

The number of directors proposed to be elected at the Meeting is one. The management of the Company proposes to nominate Benjamin Ainsworth for election as director of the Company to serve until his successor is elected or appointed or his rotation expires. In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of the Company will be voted for Benjamin Ainsworth. Management does not contemplate that the nominee will be unable to serve as a director.

The following table sets forth the name of the person proposed to be nominated for election as a director at the Meeting, together with the names of the other persons whose terms of office as directors will continue after the Meeting, the offices they hold with the Company, their occupations, the length of time they have served as directors of the Company and the number of shares of the Company which each beneficially owns directly or indirectly or over which control or direction is exercised as of August 20, 2003.

(a) Persons Proposed by Management to be Nominated for Election as Directors at the Meeting:

Name, residence and positions, current and former, if any, held in the Company	Principal occupation for last five years	Served as director since	Number of securities owned or controlled at present[1]
BENJAMIN AINSWORTH [4] North Vancouver, B. C. *Director*	Geologist and Registered Professional Engineer; Principal of Ainsworth-Jenkins Holdings Inc.	Nov. 30/94	902 [2]

(b) Persons Whose Term of Office as a Director Will Continue After the Meeting:

Name, residence and positions, current and former, if any, held in the Company	Principal occupation for last five years	Served as director since	Number of securities owned or controlled at present[1]
DOUGLAS L. MASON[4] W. Vancouver, B. C. *President and Director*	President, Chief Executive Officer and a director of Clearly Canadian Beverage Corporation (a beverage producer and distributor listed on the Toronto Stock Exchange, OTC Bulletin Board); President, director and sole shareholder of Criterion Capital Corp. (a private investment and financial consulting company).	Nov. 9/94	359,447 [3]
SHARON E. CONSTABLE Burnaby, B.C. Director	Secretary of Waterfront Capital Corporation (an investment banking company listed on the TSX Venture Exchange), Secretary of the Company since April 20, 2000; Director of several other public companies.	Aug. 30/01	Nil

(1) The information as to common shares beneficially owned has been provided by the directors themselves.
(2) These shares are held by a company of which Benjamin Ainsworth is a principal.
(3) Of these shares, 339,539 are held by companies owned and controlled by Douglas L. Mason.
(4) Member of the audit committee.

Advance notice of the Meeting was published in *The Vancouver Sun* newspaper on July 31, 2003 in accordance with section 111 of the *Company Act* (British Columbia). No nominations for directors have been received from the members of the Company.

EXECUTIVE COMPENSATION

Executive Officers

Summary of Compensation

There is presently one Executive Officer of the Company. "Executive Officer" means the president, any vice-president in charge of a principal business unit such as sales, finance or production, any officer of the Company or a subsidiary who performs a policy-making function for the Company whether or not that person is also a director of the Company or the subsidiary, and the chairman and any vice-chairman of the board of directors of the Company if that person performs the functions of that office on a full-time basis.

Set out below is a summary of compensation paid during the last three completed financial year to the Chief Executive Officer of the Company. There are no other Executive Officers of the Company.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen -sation ($)
					Awards		Payouts	
		Salary ($)	Bo nus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)	
Douglas L. Mason *President*	2003 2002 2001	30,000[(1)] 30,000[(1)] 55,000[(1)]	Nil Nil Nil	Nil Nil Nil	75,000 Nil 302,292[(2)]	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1) These amounts were paid to Criterion Capital Corporation ("Criterion") a private British Columbia company controlled by Douglas L. Mason. During the financial year ended April 30, 2003, the Company paid Criterion a management fee of $2,500 per month (plus disbursements) for management and fiscal agency related services rendered to the Company, for an aggregate fee of $30,000.

(2) During the year ended April 30, 2002, the Company consolidated its share capital on a 9.5 old shares for 1 new share ratio resulting in the 302,292 options being reduced to 31,820 options. These options expired unexercised during the year ended April 30, 2003.

Stock Option Plan and Stock Options

The Company has a formal plan under which stock options are granted which was approved by the shareholders of the Company at its annual general meeting held on July 14, 2000, as amended August 30, 2001 (the "Plan").

The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the Company's secretary or such other senior officer or employee as may be designated by the board of directors from time to time.

The Plan authorizes the board of directors to grant options to purchase common shares of the Company provided that, when exercised, such options will not exceed 210,020 common shares in the capital of the Company. The term of any options granted under the Plan will be fixed by the board of directors at the time any options are granted, provided that options will not be permitted to exceed a term of five years. The exercise price of any options granted under the Plan will be determined by the board of directors, in its sole discretion, but shall not be less than the closing price of the Company's shares on the day preceding the day on which the directors grant such options, less any discount permitted by the TSX Venture Exchange (the "Exchange"). Shareholder approval will not be required or sought on a case-by-case basis for the purpose of the granting of options to and the exercise of options by employees of the Company or its affiliates regularly employed on a full-time or part-time basis, directors of the Company and persons who perform services for the Company on an ongoing basis or who have provided, or are expected to provide, services of value to the Company.

If the option holder ceases to be a director of the Company or ceases to be employed or engaged by the Company (other than by reason of death), as the case may be, then the option granted will expire on the 30th day following the date that the option holder ceases to be a director or ceases to be employed or engaged by the Company, subject to the terms and conditions set out in the Plan.

For so long as the Company is classified as a Tier 2 company or equivalent designation on the Exchange, all options granted pursuant to the Plan will be subject to vesting provisions determined by the board of directors in accordance with the requirements of the Exchange.

Shareholders approved an amendment to the Plan at a meeting held on August 30, 2001 to allow, under the policies of the Exchange, the number of shares reserved for issuance to insiders of the Company to exceed 10% of the issued and outstanding shares of the Company, for the issuance of shares to insiders within a one year period to exceed 10% of the Company's issued and outstanding shares, and for the issuance to any one insider or associates of an insider within a one year period to exceed 5% of the Company's issued and outstanding shares.

Stock options were granted to the Executive Officer during the most recently completed financial year as follows:

Option Grants During the Most Recently Completed Financial Year

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Douglas L. Mason President	75,000	35%	$0.30	$0.30	March 14, 2008

The following table sets forth details of the value of unexercised options held by the Executive Officer at the end of the most recently completed financial year:

During the Company's most recently completed fiscal year the Executive Officer did not exercise any stock options.

The following table sets forth details of the value of unexercised options held by the Executive Officer at the end of the most recently completed financial year:

Aggregated option/SAR exercises during the most recently completed financial year and financial year-end option/SAR values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (1) ($)	Unexercised Options/SARs at April 30, 2003		Value of Unexercised In-the-Money Options/SARs at April 30, 2003 (2)	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Douglas L. Mason, President	Nil	Nil	75,000	Nil	$49,500	Nil

(1) "Aggregate Value Realized" is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Executive Officer.

(2) "In-the-Money Options" means the excess of the market value of the Company's shares on April 30, 2003 over the exercise price of the options. The closing price of the Company's shares on April 30, 2003 was $0.66.

Option Repricings

No options held by the Executive Officer were repriced downward during the most recently completed financial year of the Company.

Directors

There was no compensation paid to directors in their capacity as such during the Company's most recently completed financial year. The Company, however, does grant incentive stock options to directors, officers and employees of the Company from time to time in accordance with its stock option plan and regulatory policy. No stock options were granted to directors of the Company during its most recently completed financial year.

The Company pays Criterion Capital Corporation ("Criterion"), a private British Columbia company controlled by Douglas L. Mason, a director and officer of the Company $2,500 per month for management services rendered to the Company. During the last financial year ended April 30, 2003, the Company paid or accrued the sum of $30,000 to Criterion.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors, the proposed nominees for election as directors, senior officers, or their respective associates or affiliates, are or have been indebted to the Company or its subsidiaries since the beginning of the last completed financial year of the Company.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

None of the persons who were directors or officers of the Company at any time during the Company's last financial year, the proposed nominees for election to the board of directors of the Company, the insiders of the Company or the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, no director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

MANAGEMENT CONTRACTS

There are no management functions of the Company or its subsidiaries which are to any substantial degree performed by a person or company other than the directors or senior officers (or private companies controlled by them, either directly or indirectly) of the Company or its subsidiaries.

APPOINTMENT OF AUDITORS

Auditors

The management of the Company intends to nominate Davidson & Company, Chartered Accountants for re-appointment as auditors of the Company. Forms of proxy given pursuant to the solicitation of the management of the Company will, on any poll, be voted as directed and, if there is no direction, for the re-appointment of Davidson & Company, Chartered Accountants as auditors of the Company to hold office until the close of the next annual general meeting of the Company, at a remuneration to be fixed by the directors.

Audit Committee

In accordance with the *Company Act* (British Columbia), the Company is required to have an audit committee comprised of three directors, two of whom are not officers or employees of the Company. The Company's current audit committee consists of:

Name	Present Office
Douglas L. Mason	President
Benjamin Ainsworth	Director
Sharon E. Constable	Director

OTHER MATTERS TO BE ACTED UPON

Approval of Proposed Amendments to Stock Option Plan

The Company's current incentive stock option plan (the "Plan") was approved by the shareholders of the Company at the annual general meeting held on April 20, 2000. Shareholders further approved amendments to the Plan at an annual general meeting held on August 30, 2001. The purpose of the Plan is to provide the Company with a share related mechanism to enable the Company to attract, retain, motivate and reward qualified directors, officers and employees.

The Company is seeking shareholder approval for the amendment of the Company's stock option plan (the "Stock Option Plan"), subject to the approval of the Exchange. The Company proposes to increase the number of shares issuable under the Stock Option Plan from 210,020 to 616,060, representing 20 percent of the Company's current issued and outstanding shares, or such other number of shares as may be permitted by the Exchange.

The following information is intended as a brief description of the amended Stock Option Plan and is qualified in its entirety by the full text of the amended Stock Option Plan which is available for review by any shareholder up until the day preceding the Meeting at the Company's registered and records offices at 1100 - 888 Dunsmuir Street, Vancouver, British Columbia and at the Company's head office.

1. The maximum number of shares that may be issued upon the exercise of stock options granted under the amended Stock Option Plan will not exceed 616,060 shares, the exercise price of which, as determined by the board of directors in its sole discretion, will be not less than the closing price of the Company's shares traded through the facilities of the Exchange on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the Exchange or, if the shares are no longer listed for trading on the Exchange, then such other exchange or quotation system on which the shares are listed or quoted for trading.

2. Upon expiry of an option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option will again be available for the purposes of the Plan. No options granted under the amended Stock Option Plan may have an expiry date exceeding five years from the date on which the Company grants the option.

3. If the option holder ceases to be a director of the Company or ceases to be employed or engaged by the Company (other than by reason of death), as the case may be, then the option granted will expire on the 30th day following the date that the option holder ceases to be a director or ceases to be employed or engaged by the Company, subject to the terms and conditions set out in the amended Stock Option Plan.

4. For so long as the Company is classified as a Tier 2 company or equivalent designation on the Exchange, all options granted pursuant to the amended Stock Option Plan will be subject to vesting provisions determined by the board of directors in accordance with the requirements of the Exchange.

The amended Stock Option Plan will be administered by the Company's secretary or such other senior officer or employee as may be designated by the board of directors from time to time. Upon the approval of the amended Stock Option Plan by the Company's shareholders, shareholder approval will not be required or sought on a case-by-case basis for the purpose of the granting of options to and the exercise of options by option holders.

In order for the resolution to be approved by disinterested shareholders, the amended Stock Option Plan must be approved by a majority of the votes cast on the resolution by all shareholders excluding votes attached to shares beneficially owned by insiders to whom options may be issued under the amended Stock Option Plan and associates of such insiders. Any votes cast by such persons will not be recognized by the scrutineers at the meeting for the purposes of determining whether such resolution was passed by a majority of votes cast at the meeting.

Shareholder Approval

The proposed amendment to the Stock Option Plan to increase the number of options available to be issued under the Plan must be approved generally by the shareholders of the Company. Since certain optionees are insiders of the Company, and the Insiders as a group, hold or may hold options for a number of shares in excess of 10% of the issued and outstanding capital of the Company, the grant of stock options under the Plan must also be approved by a majority of votes cast by disinterested shareholders at a shareholders' meeting.

Accordingly, management is asking shareholders, as a group, excluding votes held by interested shareholders and their associates, to approve the amended Stock Option Plan by approving the following resolution:

RESOLVED THAT:

1. the maximum number of shares reserved for issuance of stock options granted under the Company's stock option plan (the "Plan") dated August 30, 2001 (as amended) be increased to 616,060 shares, and the Plan be amended to effect such increase;

2. the Company be authorized to grant stock options pursuant to and subject to the Plan, entitling option holders to purchase up to an additional 406,040 common shares of the Company;

3. the granting of stock option to insiders which has resulted in, or could result, at any time, in:

   (a) the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding issue; or

(b) the issuance to insiders, within a one-year period, or a number of shares exceeding 10% of the outstanding issue;

be and it is hereby approved;

4. the board of directors, by resolution, be authorized to make such amendments to the Plan, from time to time, as may, in its discretion, be considered appropriate, provided always that such amendments be subject to the approval of all applicable regulatory authorities; and

5. any one or more of the directors or senior officers of the Company be an he or she is authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company or otherwise, all such documents and other writings, including treasury orders, as may be required to give effect to the true intent of this resolution."

General Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the notice of meeting, but if any other matters do arise, the persons named in the Proxy intend to vote on any poll, in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters ratified in the notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Vancouver, British Columbia the 20th day of August, 2003.

ON BEHALF OF THE BOARD

(signed) "Douglas L. Mason"
Douglas L. Mason
President

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(signed) *"Douglas L. Mason"*	*(signed) "Sharon E. Constable"*
Douglas L. Mason	***Sharon E. Constable***
President	*Director*

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: ____X____ Schedule A

__________ Schedule B & C

(Place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER: Columbia Yukon Explorations Inc.

ISSUER ADDRESS: 2489 Bellevue Avenue

West Vancouver, B.C. V7V 1E1

ISSUER PHONE NUMBER: (604) 922-2030

ISSUER FAX NUMBER: (604) 922-2037

CONTACT PERSON: Sharon E. Constable

CONTACT POSITION: Director

CONTACT TELEPHONE NUMBER: (604) 922-2030

CONTACT E-MAIL ADDRESS: sconstable@waterfrontgroup.com

WEB SITE ADDRESS: N/A

FOR QUARTER ENDED: April 30, 2003

DATE OF REPORT: 03/06/27

(YY/MM/DD)

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Douglas L. Mason	"Douglas L. Mason"	*03/08/27*
DIRECTORS NAME (YY/MM/DD)	*SIGNATURE*	*DATE SIGNED*
Sharon E. Constable	"Sharon E. Constable"	*03/08/27*
DIRECTORS NAME (YY/MM/DD)	*SIGNATURE*	*DATESIGNED*

(Signatures should be entered in TYPED form in quotations)

COLUMBIA YUKON EXPLORATIONS INC.

FINANCIAL STATEMENTS

APRIL 30, 2003

AUDITORS' REPORT

To the Shareholders of
Columbia Yukon Explorations Inc.

We have audited the balance sheets of Columbia Yukon Explorations Inc. as at April 30, 2003 and 2002 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

"DAVIDSON & COMPANY"

Vancouver, Canada

Chartered Accountants

June 27, 2003
(except as to Note 13 which
is as of July 10, 2003)

A Member of *SC INTERNATIONAL*

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

COLUMBIA YUKON EXPLORATIONS INC.
BALANCE SHEETS
AS AT APRIL 30

	2003	2002
ASSETS		
Current		
Cash	$ 82,328	$ -
Restricted cash	22,500	-
Marketable securities	2,500	2,500
Receivables	1,296	1,396
Prepaids	1,913	1,409
	110,537	5,305
Mineral properties (Note 3)	2	104,087
	$ 110,539	$ 109,392
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)		
Current		
Bank indebtedness	$ -	$ 27
Accounts payable and accrued liabilities	6,079	30,727
Loans payable (Note 4)	30,386	17,999
Due to related parties (Note 5)	39,550	112,802
	76,015	161,555
Shareholders' equity (deficiency)		
Capital stock (Note 6)	10,985,276	10,812,686
Subscriptions received (Note 6)	122,250	-
Deficit	(11,073,002)	(10,864,849)
	34,524	(52,163)
	$ 110,539	$ 109,392

Nature and continuance of operations (Note 1)

Subsequent events (Note 13)

On behalf of the Board:

"Douglas L. Mason" Director "Sharon E. Constable" Director

The accompanying notes are an integral part of these financial statements.

COLUMBIA YUKON EXPLORATIONS INC.
STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED APRIL 30

	2003	2002
GENERAL AND ADMINISTRATIVE EXPENSES		
Consulting	$ 10,000	$ -
Corporation capital tax	5,178	-
Filing fees	5,745	5,358
Interest and financing fees	5,781	1,388
Management fees	30,000	30,000
Office and miscellaneous	8,520	8,626
Professional fees	13,560	9,550
Rent	10,000	33,500
Transfer agent fees	4,066	2,681
Travel	11,336	-
	(104,186)	(91,103)
Interest income	118	848
Gain on wind-up of subsidiary	-	168,935
Write-down of marketable securities	-	(7,500)
Write-off of mineral property costs (Note 8)	(104,085)	(23,193)
Net income (loss) for the year	(208,153)	47,987
Deficit, beginning of year	(10,864,849)	(10,912,836)
Deficit, end of year	$ (11,073,002)	$ (10,864,849)
Basic and diluted earnings (loss) per common share	$ (0.14)	$ 0.05
Weighted average number of common shares outstanding	1,525,186	1,027,977

The accompanying notes are an integral part of these financial statements.

COLUMBIA YUKON EXPLORATIONS INC.
STATEMENTS OF CASH FLOWS
YEAR ENDED APRIL 30

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss) for the year	$ (208,153)	$ 47,987
Items not affecting cash:		
Interest and fees accrued on loans payable	1,581	1,260
Gain on wind-up of subsidiary	-	(168,935)
Write-down of marketable securities	-	7,500
Write-off of mineral property costs	104,085	23,193
Change in non-cash working capital items		
Decrease in receivables	100	15
Increase in prepaids	(504)	(1,409)
Increase (decrease) in accounts payable and accrued liabilities	(24,648)	11,145
Net cash used in operating activities	(127,539)	(79,244)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds on sale of marketable securities	-	2,250
Net cash provided by investing activities	-	2,250
CASH FLOWS FROM FINANCING ACTIVITIES		
Loan proceeds, net	10,806	6,414
Capital stock issued	65,000	-
Subscriptions received	122,250	-
Advances from related parties	34,338	69,459
Net cash provided by financing activities	232,394	75,873
Change in cash during the year	104,855	(1,121)
Cash, beginning of year	(27)	1,094
Cash, end of year	$ 104,828	$ (27)
Cash consists of:		
Cash	$ 82,328	$ -
Restricted cash	22,500	-
Bank indebtedness	-	(27)
	$ 104,828	$ (27)

Supplemental disclosure with respect to cash flows (Note 9)

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the laws of British Columbia and its principal business activity is the exploration and development of mineral properties.

The Company is considered to be in the exploration stage with respect to its interests in mineral properties. The recoverability of the amounts comprising mineral properties and deferred exploration costs is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete their exploration and development and upon future profitable production.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the on-going assumption that the Company will be able to realize it's assets and discharge it's liabilities in the normal course of business rather than through a process of forced liquidation. The operations of the Company have primarily been funded by the issue of capital stock and loans from related parties. Continued operations of the Company are dependent on the Company's ability to complete public equity financing or generate profitable operations in the future.

	2003	2002
Deficit	$ (11,073,002)	$ (10,864,849)
Working capital (deficiency)	34,522	(156,250)

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

Basis of presentation

During the year ended April 30, 2002, the Company wound-up its wholly owned subsidiary, Liberty Bell Mining Company, a company incorporated in Nevada, U.S.A. The subsidiary's results of operations were consolidated to the date of wind-up.

Marketable securities

Marketable securities are carried at the lower of cost or quoted market value on an aggregate basis.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

The recorded cost of mineral exploration interests is based on cash paid, the assigned value of share considerations and exploration and development costs incurred. The recorded amount may not reflect recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Deferred exploration costs

The Company defers expenditures directly attributable to the exploration and development of mineral properties, pending a decision as to the commercial viability of a property. If reserves are developed, the deferred costs will be amortized to operations when production is commenced on the property. Such amortization will be computed on the basis of units produced in relation to the estimated reserves. All deferred costs relating to the project will be expensed in the year of abandonment or sale.

Values

The amounts shown for the mineral properties and for deferred exploration costs represent costs to date, and do not necessarily represent present or future values as they are entirely dependent upon the economic recovery of current and future reserves.

Cost of maintaining mineral properties

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

Foreign currency translation

The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated into Canadian dollars at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates. Revenues and expenses are translated at the average exchange rate during the year. Exchange gains and losses arising on translation are included in earnings.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Stock-based compensation

The Company grants options in accordance with the policies of the TSX Venture Exchange ("TSX-V"). During the current year, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends that fair value-based methodology for measuring compensation costs. The new section also permits, and the Company has adopted, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted.

Flow-through common shares

Resource expenditure deductions for income tax purposes related to exploration activities funded by flow-though share arrangements are renounced to investors in accordance with income tax legislation. Capital stock is reduced and future income tax liability increased by the estimated tax benefits transferred to shareholders.

Future income taxes

Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the years presented, this calculation proved to be anti-dilutive.

Basic earnings (loss) per share are calculated using the weighted-average number of common shares outstanding during the year.

Comparative figures

Certain of the comparative figures have been restated in order to conform with the current year's presentation.

3. MINERAL PROPERTIES

The Company acquired, or entered into agreements to acquire, interests in the following mineral claims:

	2003	2002
VBE Claims, Labrador		
A 50% interest. The claims are subject to a 2 1/2% net smelter returns royalty.	$ 1	$ 100,000
Barr/1506 Claims, Labrador		
A 50% interest.	1	4,087
	$ 2	$ 104,087

Title to mineral properties

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

The Company has entered into agreements to acquire, explore and develop certain mineral properties located in the Labrador region of Canada. Several aboriginal groups are claiming unextinguishable aboriginal title to the lands and resources of Labrador, which may include one or more of the mineral claims beneficially owned by the Company. The extent to which any successful aboriginal claim would materially affect the ability of the Company to exploit its mineral properties is not determinable at this time.

Property acquisitions

Barnes Creek Property, British Columbia

The Company entered into a letter of intent dated March 25, 2003 to acquire a 100% interest in the Barnes Creek Property. Consideration includes cash payments totalling $100,000 and the issuance of an aggregate of 200,000 shares over three years, and the completion of a work program totalling $1,000,000 over four years. The optioner will retain a 3% net smelter returns royalty interest.

Hebner Lake Property, Manitoba

The Company entered into a letter of intent dated March 27, 2003 to acquire a 100% interest in the Hebner Lake Property. Consideration includes cash payments totalling $100,000 and the issuance of an aggregate of 200,000 shares over three years, and the completion of a work program totalling $200,000 over two years. The optioner will retain a 3% net smelter returns royalty interest.

3. MINERAL PROPERTIES (cont'd...)

Regulatory approval for both properties was received subsequent to year end and the first cash payment of $5,000 was made.

The Company has the right to issue common shares in lieu of the cash payments set out above, if the average closing price of the Company's shares exceeds $0.25 per share during the five trading days immediately before the due date of any cash payment specified.

A finder's fee totalling 35,180 common shares for the properties is payable (Note 13).

4. LOANS PAYABLE

	2003	2002
Loan from related company, non-interest bearing	$ 9,545	$ 9,847
Loan from director, 12% interest	6,559	5,959
Loan from related company, 12% interest	3,660	2,193
Loan from related company, 10% interest	10,622	-
	$ 30,386	$ 17,999

Loans payable at April 30, 2003 are unsecured and due on demand.

5. RELATED PARTY TRANSACTIONS

As at April 30, 2003, the Company held investments in shares of companies with common directors as marketable securities with a market value of $3,000 (2002 - $2,500).

As at April 30, 2003, the Company owed $39,550 (2002 - $112,802) to companies with common directors. The amounts are unsecured, non-interest bearing and without stated terms of repayment.

The Company entered into the following transactions with related parties:

a) Paid or accrued $30,000 (2002 - $30,000) for management fees to a company controlled by a director.

b) Paid or accrued $10,000 (2002 - $33,500) for rent to a company having common directors.

c) Accrued $1,581 (2002 - $1,260) for interest and fees on loans owing to directors and companies having common directors.

d) Paid or accrued $10,000 (2002 - $Nil) to an officer of the Company for consulting services.

5. RELATED PARTY TRANSACTIONS (cont'd...)

e) Settled debts totalling $107,590 (2002 - $Nil) owing to related parties by issuing 430,358 (2002 - Nil) common shares.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the parties.

6. CAPITAL STOCK

On February 28, 2002, the Company consolidated its capital stock on a 9.5:1 basis, whereby one new common share was issued for every 9.5 issued common shares and simultaneously increased its authorized share capital.

	Number of Shares	Amount
Authorized		
100,000,000 common shares, without par value		
100,000,000 preferred shares without par value		
Common shares issued		
As at April 30, 2001	9,765,780	$ 10,812,686
Consolidation 9.5:1	(8,737,803)	-
As at April 30, 2002	1,027,977	10,812,686
For settlement of debts	430,358	107,590
For cash – private placements	300,000	65,000
As at April 30, 2003	1,758,335	$ 10,985,276

Included in capital stock are 11,276 common shares held in escrow which may not be transferred, assigned or otherwise dealt with without regulatory approval.

The Company received $122,250 for share subscriptions as at April 30, 2003, of which $22,500 was restricted as to use for flow-through purposes (Note 13).

7. STOCK OPTIONS AND WARRANTS

The Company, in accordance with the policies of the TSX-V, is authorized to grant options to directors, employees and consultants, to acquire up to 10% of issued and outstanding common shares. Shareholders have approved an amendment to the stock option plan to allow the number of shares reserved for issuance to insiders of the Company to exceed 10%. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

7. STOCK OPTIONS AND WARRANTS (cont'd...)

The following incentive stock options and share purchase warrants were outstanding at April 30, 2003:

	Number of Shares	Exercise Price	Expiry Date
Options	210,000	$ 0.30	March 14, 2008
Warrants	200,000	0.25	November 23, 2003
	100,000	0.35	March 5, 2004

During the year, 36,842 warrants expired unexercised.

Following is a summary of stock option transactions during the years ended April 30, 2003 and 2002:

	Number of Shares	Weighted Average Exercise Price
Outstanding and exercisable at April 30, 2001	787,292	$ 0.10
Forfeited/ cancelled	(325,000)	0.10
Consolidation 9.5:1	(462,292)	0.10
Restated for consolidation	48,662	0.95
Outstanding and exercisable at April 30, 2002	48,662	0.95
Expired	(48,662)	0.95
Granted	210,000	0.30
Outstanding and exercisable at April 30, 2003	210,000	$ 0.30

Stock-based compensation

As permitted by CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ("Section 3870"), the Company has elected to measure compensation costs using the intrinsic value-based method for employee stock options. Under this method, no compensation expense is recognized when stock options are issued, as the exercise price of each option equals the minimum of the market value at the date immediately preceding the grant. Had the compensation costs been determined based on the fair value of the options at the grant date using the Black-Scholes option-pricing model, additional compensation expense would have been recorded in the statement of operations of the period, with pro forma results as presented below. Under the transitional provisions of Section 3870, comparative figures are not required.

7. STOCK OPTIONS AND WARRANTS (cont'd…)

Stock-based compensation (cont'd…)

Loss as reported	$ (208,153)
Compensation expense under Section 3870	(38,505)
Pro-forma loss	$ (246,658)
Pro-forma basic and diluted loss per share	$ (0.16)

The following assumptions were used for the Black-Scholes valuation of stock options granted during the year:

Risk-free interest rate	4.18%
Expected life of options	5 years
Annualized volatility	70.15%
Dividend rate	0%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

8. WRITE-OFF OF MINERAL PROPERTY COSTS

	Acquisition Costs	Deferred Exploration Costs	Total
VBE and Barr/1506 Claims, Labrador	$ 104,085	$ -	$ 104,085
VBE and Barr/1506 Claims, Labrador	$ 23,193	$ -	$ 23,193

9. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	2003	2002
Cash paid during the year for interest	$ 2,923	$ -
Cash paid during the year for income tax	-	-

The significant non-cash transaction during the year ended April 30, 2003, consisted of the Company issuing 430,358 common shares with a value of $107,590 for the settlement of amounts owing to related parties.

There were no significant non-cash transactions during the year ended April 30, 2002.

10. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, marketable securities, receivables, bank indebtedness, accounts payable and accrued liabilities, loans payable, and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

11. INCOME TAXES

A reconciliation of current income taxes at statutory rates with the reported taxes is as follows:

	2003	2002
Income (loss) before income taxes (recovery)	$ (208,153)	$ 47,987
Expected income taxes (recovery) at statutory rates	$ (78,265)	$ 19,002
Write-off of mineral properties for accounting purposes	39,136	9,180
Write-down of investments	-	2,970
Mineral property deductions for tax purposes	-	(165,086)
Subsidiary debts written-off	-	350,786
Unrecognized (recognized) benefits of non-capital losses	39,129	(216,852)
Total current income taxes (recovery)	$ -	$ -

The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities are as follows:

	2003	2002
Future income tax assets:		
Mineral property and related exploration expenditures	$ 1,090,144	$ 1,141,930
Operating losses available for future periods	894,598	926,225
Capital losses available	435,647	458,820
	2,420,389	2,526,975
Valuation allowance	(2,420,389)	(2,526,975)
Net future income tax asset	$ -	$ -

The Company has incurred operating losses of approximately $2,384,000 which, if unutilized, will expire through 2010. Subject to certain restrictions, the Company also has capital losses and resource exploration expenditures available to reduce taxable income of future years. Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements, as their realization is not judged likely to occur.

12. SEGMENTED INFORMATION

The Company operates in Canada in one business segment being the exploration and development of mineral properties.

13. SUBSEQUENT EVENTS

Subsequent to April 30, 2003, the Company completed two private placements as follows:

a) 1,172,000 shares at $0.25 per share for gross proceeds of $293,000; and

b) 150,000 units at $0.25 per unit for gross proceeds of $37,500. Each unit consists of one flow-through common share and one flow-through share purchase warrant entitling the holder to purchase one additional flow-through common share at $0.35 per share for a one year period. The flow-through agreements require the Company to renounce certain tax deductions for Canadian exploration expenditures incurred on the Company's mineral properties to the flow-through participants.

Finders' fee of 16,090 common shares payable for the acquisition of the Barnes Creek property (Note 3) was cancelled.

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: ____________ Schedule A

X Schedule B & C

(Place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER: Columbia Yukon Explorations Inc.

ISSUER ADDRESS: 2489 Bellevue Avenue

West Vancouver, B.C. V7V 1E1

ISSUER PHONE NUMBER: (604) 922-2030

ISSUER FAX NUMBER: (604) 922-2037

CONTACT PERSON: Sharon E. Constable

CONTACT POSITION: Director

CONTACT TELEPHONE NUMBER: (604) 922-2030

CONTACT E-MAIL ADDRESS: sconstable@waterfrontgroup.com

WEB SITE ADDRESS: N/A

FOR QUARTER ENDED: April 30, 2003

DATE OF REPORT: 03/06/27

(YY/MM/DD)

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Douglas L. Mason	*"Douglas L. Mason"*	03/08/27	
DIRECTORS NAME (YY/MM/DD)	*SIGNATURE*	*DATE*	*SIGNED*

Sharon E. Constable	"Sharon E. Constable"	03/08/27	
DIRECTORS NAME	*SIGNATURE*	*DATE*	*SIGNED*
(YY/MM/DD)			

(Signatures should be entered in TYPED form in quotations)

SCHEDULE A: FINANCIAL INFORMATION

See the attached audited financial statements for the year ended April 30, 2003.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. For a breakdown of general and administrative expenses, see the attached audited statements of operations and deficit.

   Mineral property acquisition costs at April 30, 2003 by property:

VBE Claims, Labrador	$ 1
Barr/1506 Claims, Labrador	1
	$ 2

2. See Note 5 of the attached audited financial statements.

3. Summary of securities issued and options granted during the year ended April 30, 2003:

a)

Type of Security	Type of Issue	Number Issued	Price	Total Value	Type of Consideration
Common shares	Shares for debt	430,358	$ 0.25	$ 107,590	Settlement of debts
Common shares	Private placement	200,000	0.20	40,000	Cash
Common shares	Private placement	100,000	0.25	25,000	Cash

b)

Name of Optionee	Number of share optioned	Date of Grant	Exercise Price	Expiry Date
Douglas Mason	75,000	March 14, 2003	$0.30	March 14, 2008
Sharon Constable	25,000	March 14, 2003	$0.30	March 14, 2008
Stuart Ross	25,000	March 14, 2003	$0.30	March 14, 2008
Ben Ainsworth	25,000	March 14, 2003	$0.30	March 14, 2008
Gary Kilpatrick	35,000	March 14, 2003	$0.30	March 14, 2008
Clive Shallow	25,000	March 14, 2003	$0.30	March 14, 2008

4. a) See Note 6 of the attached audited financial statements

   b) See Note 6 of the attached audited financial statements

   c) See Note 6 of the attached audited financial statements

   d) See Note 6 of the attached audited financial statements.

5. List of directors and officers:
   Douglas L. Mason – Director and President
   Stuart R. Ross - Secretary
   Benjamin Ainsworth – Director
   Sharon E. Constable – Director

SCHEDULE C: MANAGEMENT DISCUSSION

The Board of Directors of Columbia Yukon Explorations Inc. (the "Company") is pleased to present to the shareholders, a summary of the Company's activities for the year ended April 30, 2003 and any pertinent events subsequent to that date.

DESCRIPTION OF BUSINESS

The Company is involved in the acquisition and exploration of mineral resource properties. To date, it has not identified a known quantity of commercial ore on any of its properties. The Company presently holds interests or options to acquire interests in properties located in the Provinces of Newfoundland, British Columbia and Manitoba and is pursuing an active exploration program in British Columbia and Manitoba.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

The following discussion of the financial condition, changes in financial condition and results of operations of the Company should be read in conjunction with the audited financial statements of the Company.

Selected Financial Information

	Year ended April 30, 2003
Revenue	118
Net Loss	208,153
Net Working Capital	34,522
Mineral Properties	2
Total Assets	110,539
Capital Stock	10,985,276

Revenues

All revenue reported is interest income earned on cash and cash equivalents. The year ending April 30, 2003 reports income of $118 down from $848 in the previous year, reflecting a decrease in the amount of cash on hand during the year.

Operating Expenses

Operating expenses of $104,186 were due to administrative costs, professional fees, consulting fees, regulatory and filing costs. An increase of $13,083 from the same period in the previous year is a result of the Company actively seeking new business opportunities.

Net Income

The Company is still in the exploration phase and is expected to show a loss from operations until such time that the mining of one of the Company's properties commences.

Transactions with Related Parties

See Note 5 of the attached audited financial statements.

Liquidity And Capital Resources

The Company's mineral exploration activities have been funded to date primarily through the issuance of common shares, and the Company expects that it will continue to be able to utilize these sources of financing until it develops cash flow from its mining operations. Its exploration activities have also been funded through joint venturing of its properties. Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of its exploration programs.

To date the Company has incurred operating losses, has incurred liabilities significantly in excess of current assets and a deficit. Therefore, the ability of the Company to continue as a going concern is dependent upon the ability of the Company to obtain necessary financing or to find a joint venture partner.

Properties

Barr/1506 Claims, Labrador

Pursuant to an agreement dated March 17, 1995, the Company agreed to form a partnership under which the parties were to stake claims in Labrador, Newfoundland put such claims into the partnership on an equal basis. Pursuant to a subsequent agreement dated May 1, 1995 the parties agreed not to form a partnership, to cancel the previous agreement and to divide between the parties the 16 claim blocks which were staked pursuant to the previous agreement. The parties granted to each other a 3% NSR royalty, which is subject to a reciprocal 2% buyback at $1,000,000 per 1% with the remaining 1% to be effective in perpetuity. The claims that were allocated to the Corporation are as follows:

Claim Block Number	Number of Claims
1503M	56
1506M	60
1507M	31
1566M	34
1567M	32
1570M	36
1571M	58
1574M	60
Total:	367

Of the 367 claims allotted to the Company, all but the 60 claims in claim block 1506M have lapsed and the related acquisition costs of $20,913 have been written-off. The 60 remaining claims are in good standing until April 17, 2005.

During the year ended April 30, 2001, the Company was issued map staked licences 7930M and 7931M from the Government of Newfoundland and Labrador, Department of Mines and Energy consisting of an aggregate of 38 claims from the Department of Mines and Energy, Newfoundland and Labrador which are contiguous with License 1506 and covering an extension of mineralization that were discovered by the Company on that License. These claims, 7930M and 7931M, expired March 12, 2002 and the related acquisition costs of $2,280 have been written-off.

VBE Claims, Labrador

The Company holds a 50% interest in certain metallic and industrial mineral permits located in Labrador, known as VBE 1 (Licence 785M) and VBE 2 (Licence 787M). These licences are in good standing until December 22, 2004.

Property Acquisitions

Barnes Creek Property, British Columbia

The Company entered into a letter of intent dated March 25, 2003 to acquire a 100% interest in the Barnes Creek Property. Consideration includes cash payments totalling $100,000 and the issuance of an aggregate of 200,000 shares over three years, and the completion of a work program totalling $1,000,000 over four years. The optioner will retain a 3% net smelter returns royalty interest.

The Barnes Creek Property is in the early stages of exploration and is located in the Whatshan Range of the Monashee Mountains of Southern British Columbia. The project area is approximately 69 kilometers eastsoutheast of Vernon, British Columbia. Previous work on the Barnes Creek Property has consisted of silt and heavy mineral sampling which delineated a highly anomalous southeast trending ridge straddling the divide between the Kettle River drainage and the Eureka/Holding/Barnes Creek drainages.

Hebner Lake Property, Manitoba

The Company entered into a letter of intent dated March 25, 2003 to acquire a 100% interest in the Hebner Lake Property. Consideration includes cash payments totalling $100,000 and the issuance of an aggregate of 200,000 shares over three years, and the completion of a work program totalling $200,000 over two years. The optioner will retain a 3% net smelter returns royalty interest.

The Hebner Lake Property is located approximately 350 kilometers north of Thompson and 120 kilometers northwest of Churchill, Manitoba. It is focused on a geophysical anomaly which couples a magnetic anomaly with an electromagnetic conductor. The lack of out crop over most of the property precludes the use of geological mapping to ascertain the true nature of this conductor. To date this target has not been drilled.

Regulatory approval for both properties was received subsequent to year end and the first cash payment of $5,000 was made.

The Company has the right to issue common shares in lieu of the cash payments set out above, if the average closing price of the Company's shares exceeds $0.25 per share during the five trading days immediately before the due date of any cash payment specified.

A finder's fee totaling 19,090 common shares for the Hebner Lake Property is payable.

SIGNIFICANT EVENTS AND TRANSACTIONS

The following significant events and transactions took place during the year ended April 30, 2003:

- The Company received regulatory approval for a debt settlement agreement. The Company extinguished debt in the amount of $107,590 by the issuance of 430,358 common shares at a deemed value of $0.25 per share. The common shares are subject to a hold period expiring May 31, 2003.
- The Company announced that it cancelled 48,662 of its outstanding incentive stock options granted in 2000.
- The Company completed a private placement of 200,000 units of the Company at a price of $0.20 per unit. Each unit consists of one common share in the capital of the Company and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share in the capital of the Company at a price of $0.25 for a period of one year following the date of issue of the units. There is no finder's fee payable. The common shares and any shares issued on the exercise of the warrants are subject to hold period expiring November 23, 2003.
- The Company completed a private placement of 100,000 units of the Company at a price of $0.25 per unit. Each unit consists of one common share in the capital of the Company and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share in the capital of the Company at a price of $0.35 for a period of one year following the date of issue of the units. There is no finders fee payable. The common shares and any shares issued on the exercise of the warrants are subject to hold period expiring March 5, 2004.
- The Company issued 210,000 incentive stock options at a price of $0.30 per share, exercisable for a period of

five years.

- The Company entered into two letters of intent dated March 25, 2003 to acquire interests in the Barnes Creek and the Hebner Lake Properties. See discussion of Property Acquisitions above.

SUBSEQUENT EVENTS

The following events took place subsequent to the year ended April 30, 2003:

- The Company repaid the loans payable plus accrued interest to June 5, 2003.
- The Company completed a private placement of 1,172,000 shares at $0.25 per share for gross proceeds of $293,000.
- The Company also completed a private placement of 150,000 units at $0.25 per unit for gross proceeds of $37,500. Each unit consists of one flow-through common share and one flow-through share purchase warrant entitling the holder to purchase one additional flow-through common share at $0.35 per share for a one year period. The flow-through agreements require the Company to renounce certain tax deductions for Canadian exploration expenditures incurred on the Company's mineral properties to the flow-through participants.
- The Company announced that it had entered into a letter of intent dated to acquire a 100% interest in the Gold Canyon Property, consisting of 52 units. Consideration includes cash payments totalling $100,000, issuance of an aggregate if 300,000 shares over two years, completion of a work programme totalling $800,000 over three years and a 3% net smelter returns royalty interest. The property acquisition is subject to regulatory approval.

INVESTOR RELATIONS

The Company handles its investor relations activities internally by assigning various duties to officers, directors and employees. These duties consist primarily of responding to enquiries from the Company's shareholders and other interested individuals with accurate and timely information about the Company's activities, distribution of news releases, developments in the mining industry, preparation for and attendance at industry conferences and increasing the Company's shareholder base.

RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The accompanying audited financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in Canada. These statements have been prepared on an accrual basis, and estimates and approximations have been made using appropriate judgment. Management is responsible for the integrity of the financial statements and is satisfied these statements have been prepared within reasonable limits of materiality.

The Company maintains accounting and internal control systems designed to provide reasonable assurance that its financial records are reliable and that the Company's assets are safeguarded.

"Douglas L. Mason"

Douglas L. Mason
President

COLUMBIA YUKON EXPLORATIONS INC.
(the "Company")


D

List provided in compliance with Rule 12g3-2(b)(1)(ii) of
the Securities Exchange Act, 1934

Document	Persons or Agency With Which Filed	When Filed
Various forms under the Company Act (*British Columbia*)	Registrar of Companies	Promptly, unusually within 14 days
Press Releases	System for Electronic Analysis and Retrieval (SEDAR) British Columbia Securities Commission Alberta Securities Commission	As soon as practicable after a material change in the affairs of the Company
	TSX Venture Exchange	As soon as practicable after a material change in the affairs of the Company
Report of Material Change	System for Electronic Analysis and Retrieval (SEDAR) British Columbia Securities Commission Alberta Securities Commission	As soon as practicable but in any event no later than 10 days after a material change occurs in the affairs of the Company
Comparative Financial Statements (Annual)	System for Electronic Analysis and Retrieval (SEDAR) British Columbia Securities Commission Alberta Securities Commission	Within 140 days from the end of the financial year
	TSX Venture Exchange	Concurrently with mailing to shareholders
	Shareholders	Presented to shareholders at a meeting held not more than 6 months after date to which the financial statements are made up, and mailed to shareholders concurrently with filing with the British Columbia Securities Commission
Notice of Meeting, Information Circular and Form of Proxy for Shareholder's Meetings	System for Electronic Analysis and Retrieval (SEDAR) British Columbia Securities Commission Alberta Securities Commission	Concurrently with mailings to shareholders
	TSX Venture Exchange	Concurrently with mailing to shareholders
	Shareholders	Within 15 months after incorporation and not more than 13 months from last annual meeting
Interim Financial Statements	System for Electronic Analysis and Retrieval (SEDAR) British Columbia Securities Commission Alberta Securities Commission	Within 60 days of the end of each fiscal quarter

Document	Persons or Agency with Which Filed	When Filed
	TSX Venture Exchange	Concurrently with mailing to shareholders
	Shareholders	Concurrently with filing with the British Columbia Securities Commission
Quarterly Reports	System for Electronic Analysis and Retrieval (SEDAR) British Columbia Securities Commission Alberta Securities Commission	Within 60 days of the end of the 1st, 2nd and 3rd fiscal quarters and within 140 days of the end of the 4th fiscal quarter
	TSX Venture Exchange	Within 60 days of the end of the 1st, 2nd and 3rd fiscal quarters and within 140 days of the end of the 4th fiscal quarter
Prospectus	System for Electronic Analysis and Retrieval (SEDAR) British Columbia Securities Commission Alberta Securities Commission	Prior to engaging in distribution of securities, unless there is an exemption in the Securities Act (British Columbia)
	TSX Venture Exchange	Prior to engaging in a distribution of securities listed on the TSX Venture Exchange, unless there is an exemption in the Securities Act (British Columbia)

COLUMBIA YUKON EXPLORATIONS INC.
(the "Company")

List provided in compliance with Rule 12g3-2(b)(1)(v)
of the Securities Exchange Act, 1934

Number of U.S. Resident Shareholders	Number of Shares	Percentage of Class
29	48,175	.01%

The circumstances in which the above securities were acquired cannot be obtained without unreasonable effort or expense.

The date of the most recent public distribution of securities by the Company was under an Offering Memorandum dated December 1, 2003, which offering was completed on December 30, 2003.